Cincinnati Bell

2006 Annual Report

Letters to Shareholders	Notice of 2007 Annual Meeting and Proxy Statement	Report on Form 10-K

Contents

Cincinnati Bell is long known for its industry leading performance, outstanding customer service, and unparalleled delivery of products and services to residential and business customers in Cincinnati, Dayton, Northern Kentucky and parts of Indiana. As one of the nation's only fully integrated telecommunications companies, Cincinnati Bell continues to outperform its peers and create value for our shareholders, employees, and customers.

Solid execution in 2006 produced revenue and earnings growth throughout our core operations. Our wireless subscribers grew to 528,000 and fueled wireless service revenue and EBITDA margin expansion. DSL penetration increased to 34% and churn reached its lowest level in company history. Finally, our Technology Solutions business increased its billable data center capacity by approximately 20,000 square feet in 2006 as we continue to meet the ongoing needs of Fortune 500 companies who demand those services.

With approximately 3,000 highly skilled and dedicated employees, Cincinnati Bell is comprised of a workforce who takes pride in working at the "hometown" communications company, bringing quality products and services to their friends and neighbors. Who better to understand the needs of the local market than us? These same employees are committed to the principles of "corporate community responsibility" and giving back to their loyal customers. In particular, Cincinnati Bell's extraordinary commitment to transforming Cincinnati's Taft High School into the Taft Information Technology High School gained the attention of the CBS Evening News this year. In addition to countless hours Cincinnati Bell employees spend tutoring students, Cincinnati Bell hardwired the school with five state-of-the-art computer labs and provides internships and 10 college scholarships every year. This is only one example of the significant charitable donations and sponsorships and countless volunteer hours provided by Cincinnati Bell and its employees.

Clearly, it is our dedication to our customers and their desire for products that offer convenience, entertainment and an outstanding price value, that drives what we do each and every day.

Revenue and Earnings Growth is Driven by Wireless and Technology Solutions

Two of our top priorities in 2006 were growing subscriber revenue and restoring profitability – and we achieved just that. Our 2006 revenue was $1.3 billion, an increase of $61 million or 5% over 2005; and our operating income rose 21%, driving an increase in earnings per share of 11 cents (excluding special items) up 55% from last year. Wireless gross activations and superior network quality prevailed, amid an aggressive migration of customers from our legacy TDMA network to our GSM network. Our subscriber base grew to 528,000 in 2006 and we drove improvement in both postpaid and prepaid ARPU, which led to a $21 million increase in wireless service revenue in 2006 and 12 point EBITDA margin expansion in the fourth quarter 2006 compared to the fourth quarter 2005. Turning down the TDMA network and switching to the GSM network not only opens up opportunities for increased wireless handset interoperability and new products and services in the future, but it also eliminated incremental handset subsidies related to the migration of subscribers to the GSM network, reduced depreciation expense and further utilized the efficiency of the GSM network.

Technology Solutions has quickly moved to the forefront of our business to meet the growing needs of large business customers. With data back-up, storage and recovery requirements mandated by Sarbanes-Oxley, as well as increased electrical and cooling requirements needed for the additional servers and equipment, the demand for collocation and managed services is growing. Technology Solutions revenue was up $44 million or 25% in 2006. Hardware accounted for $32 million with services accounting for $12 million. Data center services and equipment revenue rose 28% from 2005.

The growth of 11 cents in earnings per share excluding special items was due primarily to reduced interest expense of $22 million from refinancing activities in 2005 and lower depreciation expense, primarily due to the accelerated depreciation, recorded in 2005, related to the TDMA network. We continue to anticipate and explore all opportunities for smarter uses of our cash and resources.

Bundling brings convenience and savings to our customers

Bundling continues to be "our right to win" at Cincinnati Bell, allowing us to attract and retain customers in a highly competitive market. It provides an important level of "stickiness" for all of our products and helps defend against diminishing access lines. For customers who bundle, the disconnection rate for services such as wireless and high-speed internet access is substantially lower than our customers who do not bundle. This not only indicates a higher rate of customer satisfaction, but also over time saves sales and marketing expenses otherwise needed to replace revenue and profits associated with customer loss.

Super Bundle subscribers increased to 173,000 customers who subscribe to a combination of our local, long distance, wireless and DSL services, up 23,000 or 15% from a year ago.

Our data centers have become the cornerstone of our business bundle. In 2006, more than half our total revenue came from business customers who entrust a mission critical part of their business with us. Our superior network quality and cutting-edge managed infrastructure services provide end-to-end telecommunications and IT solutions for customers and lead them to our other high-quality products and services. This frees up our customers to focus on their own businesses and leave their telecommunication needs to us. It helps us to grow our business while also helping our customers grow theirs.

Super Bundle Subscribers
(in thousands)



30
71
123
150
173
2002
2003
2004
2005
2006

Leading wireless provider with the area's best network – 2nd year in a row

With regard to what we consider the most important wireless metric – dropped calls – Cincinnati Bell was far and away number one, with less than half the dropped calls of the next best carrier. This commitment to delivering a superior quality network, in addition to our ability to bundle unique rate plans, resulted in lower postpaid churn of 1.6% and higher postpaid net activations of 51,000 for 2006. Overall wireless revenue increased 10% year over year driven by a 16% increase in the postpaid subscriber base and higher postpaid data usage that is reflected in a 3% improvement in postpaid ARPU. In addition, new prepaid rate plans were beginning to have a positive impact on ARPU and revenue by the end of 2006.


Wireless Subscribers
(in thousands)
470
474
481
496
528
2002
2003
2004
2005
2006


DSL Subscribers
(in thousands)
75
100
131
162
198
2002
2003
2004
2005
2006

Solid Progress in a Challenging Environment

The telecommunications industry continues rapid evolution, mandating rapid changes and challenges. With challenge, comes opportunity. Strong promotions and bundling success led to net additions of 36,000 DSL subscribers, or a 22% increase in subscribers from 2005. This growing DSL subscriber base helps to offset the impact of lower local voice revenue – a challenge faced by everyone in this industry. Over one third of our in-territory consumer primary lines subscribe to DSL.

In a highly competitive environment, we also experienced our best DSL churn in company history. A churn rate of 1.9% demonstrates the dedication and commitment of our employees to offering our customers a superior price/value relationship. In addition, we launched our out-of-territory DSL product in May and quickly realized a penetration of primary consumer lines of 15% by the end of 2006.

We, as well as all other companies in this industry, are experiencing continued access line loss in our core wireline business. We believe there are primarily three reasons we are experiencing in-territory consumer access line erosion. Wireless substitution continues to be the primary driver and to a lesser extent, consumer involuntary disconnects and competitive activity. Overall growth in expansion markets and stability in business access lines partially offset this decline. Our ability to diversify our service revenue and customer base also allows us to mitigate our ongoing risk. In 2006, more than half of our total revenue came from business customers. We continued to maintain business access lines and actively grew relationships with key enterprise customers. In addition, 64% of revenue came from other areas besides traditional wireline voice. In other words, by achieving growth in wireless, data, and Technology Solutions products, we continue to lessen the impact of lower local voice revenue.



Free Cash Flow
(in millions)
$167
$152
$148
2004
2005
2006

Strong Financial Condition Resulting in Strong, Stable Free Cash Flow

In 2006, we delivered $148 million dollars of free cash flow, which was essentially flat to 2005. Early in the year, we used a portion of our free cash to complete the purchase of the 20% interest in Cincinnati Bell Wireless that was owned by Cingular. The remainder of the free cash flow was used to reduce our net debt, leaving us much more secure today and solidifying our financial position in the future.



Net Debt
(in millions)
$2,112
$2,069
$2,007
2004
2005
2006

Investing for the Future

Cincinnati Bell's 2006 performance positions us for solid momentum and reinvestment in our business in 2007. We are extremely excited about the growth opportunities available in our Technology Solutions segment with increased data center space. We expect to have the benefit of approximately twenty percent rate of return on these centers as well as solidify relationships with large business clients. We will see major construction at two of our five data centers to meet current customer demand. When this construction is complete, we will have one Tier 2 data center and four Tier 3 data centers for a total of 177,000 square feet. Highly scalable fiber optic networks will connect the Tier 3 data centers. This architecture allows us to bundle traditional local data products with next generation data monitoring, storage and recovery products for continued growth in recurring services. By bundling the enterprise space, we will not only grow data center and managed services, but defend our traditional wireline services as well as grow our wireless business with these customers.

Furthermore, our investment in the 3G wireless network will enable us to support the latest technological advances in our industry such as streaming video, as well as manufacture incremental voice capacity at costs that will approach a near 50% reduction in capital per minute of use.

In 2007 we also plan to focus resources and efforts to attack underserved markets, grow expansion markets, and leverage wireless and wireline interoperability.

Outlook for 2007

On behalf of the Board of Directors and the Cincinnati Bell leadership team, we are proud and pleased of the achievements of 2006. We believe that by continuing to focus on the execution of our strategy, Cincinnati Bell is well positioned to deliver value for the shareholders in the form of debt reduction and success-based growth over time. We are excited about our plans to take Cincinnati Bell to the next level in 2007. At the same time, we acknowledge the challenges of operating in today's telecom industry, but are firm in our belief that the company must move forward and grow in order to deliver outstanding products and services for our customers and continued value for our shareholders. Commitment and dedication continues to drive our success and lays the foundation for consistent sustainable growth in 2007 and beyond.

Phillip R. Cox
Chairman of the Board

John F. Cassidy
President and Chief Executive Officer

Brian A. Ross
Chief Financial Officer

Use of Non-GAAP Financial Measures

The report contains information about net debt, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), free cash flow and earnings per share excluding special items. These are non-GAAP financial measures used by Cincinnati Bell management when evaluating results of operations and cash flow. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations and cash flows with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of net debt, adjusted EBITDA, free cash flow and earnings per share excluding special items to comparable GAAP financial measures are available in the Investor Relations section of the company's Web site, www.cincinnatibell.com.

[1] Net debt provides a useful measure of liquidity and financial health. The company defines net debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.

[2] Adjusted EBITDA provides a useful measure of operational performance. The company defines adjusted EBITDA as GAAP operating income plus depreciation, amortization, restructuring charges, asset impairments and other special items. Adjusted EBITDA should not be considered as an alternative to comparable GAAP measures of profitability and may not be comparable with adjusted EBITDA as defined by other companies.

[3] Free cash flow provides a useful measure of operational performance, liquidity and financial health. The company defines free cash flow as SFAS 95 cash provided by (used in) operating, financing and investing activities, adjusted for the issuance and repayment of debt and for the proceeds from the sale or the use of funds from the purchase of business operations. Free cash flow should not be considered as an alternative to net income (loss), operating income (loss), cash flow from operating activities, or the change in cash on the balance sheet and may not be comparable with free cash flow as defined by other companies.

[4] Earnings per share excluding special items provides a useful measure of operating performance.

Financial Highlights

(dollars in millions)	Year Ended December 31, 2006	2005	2004
Operating Data			
Revenue	**$1,270.1**	$1,209.6	$1,207.1
Cost of services and products, selling, general, and administrative, depreciation and amortization	**955.5**	908.0	896.7
Restructuring, asset impairments and other charges, shareholder claim settlement	**9.7**	42.8	14.8
Gain on sale of broadband assets	**(7.6)**	–	(3.7)
Operating income	**312.5**	258.8	299.3
Minority interest income	**(0.5)**	(11.0)	(0.5)
Interest expense	**162.1**	184.4	203.3
Loss on extinguishment of debt	**0.1**	99.8	–
Net income (loss)	**$ 86.3**	$ (64.5)	$ 64.2
Financial Position			
Property, plant and equipment, net	**$ 818.8**	$ 800.4	$ 857.7
Total assets	**2,013.8**	1,863.3	1,958.7
Long-term debt	**2,065.9**	2,073.4	2,111.1
Total debt	**2,073.2**	2,084.7	2,141.2
Total long-term obligations	**2,486.5**	2,295.3	2,246.6
Minority interest	**–**	28.2	39.2
Shareowners' deficit	**(791.6)**	(737.7)	(624.5)

These financial highlights should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the company's Annual Report on Form 10-K included in this document.

Safe Harbor Statement

Certain of the statements and predictions contained in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In particular, any statements, projections or estimates that include or reference the words "believes," "anticipates," "plans," "intends," "expects," "will," or any similar expression fall within the safe harbor for forward-looking statements contained in the Reform Act. Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including but not limited to, Cincinnati Bell's ability to maintain its market position in communications services, including wireless, wireline and internet services; general economic trends affecting the purchase or supply of telecommunication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; and Cincinnati Bell's ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Cincinnati Bell's Form 10-K report, Form 10-Q reports and Form 8-K reports. The forward-looking statements included in this report represent estimates as of March 14, 2007. Cincinnati Bell anticipates that subsequent events and developments will cause its estimates to change.

Board of Directors

Phillip R. Cox (1, 2, 3*, 4)
Chairman of the Board
Cincinnati Bell Inc.
President and Chief Executive Officer
Cox Financial Corporation

Bruce L. Byrnes (2, 3, 4*)
Vice Chairman of the Board
P&G Household Care
The Procter & Gamble Company

John F. Cassidy (3)
President and Chief Executive Officer
Cincinnati Bell Inc.

Robert W. Mahoney (1, 4)
Chairman Emeritus
Diebold, Inc.

Daniel J. Meyer (1*, 2, 3)
Retired Chairman and
Chief Executive Officer
Milacron, Inc.

Michael G. Morris (2*, 3, 4)
Chairman, President and
Chief Executive Officer
American Electric Power

David B. Sharrock (2)
Consultant and Retired Executive Vice
President and Chief Operating Officer
Marion Merrell Dow Inc.

Alex Shumate (4)
Managing Partner – Columbus Office
Squire, Sanders & Dempsey L.L.P.

John M. Zrno (1, 4)
Retired President and
Chief Executive Officer
IXC Communications, Inc.

Committees
(1) Audit & Finance
(2) Compensation
(3) Executive
(4) Governance & Nominating
* Committee Chair

Company Officers

John F. Cassidy
President and
Chief Executive Officer

Brian A. Ross
Chief Financial Officer

Rodney D. Dir
Chief Operating Officer

Jeffery D. Coleman
Vice President, Internal Controls

Kurt A. Freyberger
Vice President and Controller

Brian G. Keating
Vice President, Human Resources
and Administration

Mark W. Peterson
Vice President and Treasurer

Christopher J. Wilson
Vice President, General Counsel
and Secretary

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CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 3, 2007

To Our Shareholders:

The 2007 Annual Meeting of Shareholders of Cincinnati Bell Inc. (the "Company") will be held on Thursday, May 3, 2007, at 11:00 a.m., Eastern Daylight Savings Time, at the METS Center, 3861 Olympic Boulevard, Erlanger, Kentucky, for the following purposes:

1. To elect three Class II directors to serve three-year terms ending in 2010;
2. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the financial statements of the Company for the year 2007;
3. To approve the Cincinnati Bell Inc. 2007 Long Term Incentive Plan;
4. To approve the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors; and
5. To consider any other matters that may properly come before the meeting.

The Board of Directors has established the close of business on March 5, 2007 as the record date (the "Record Date") for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Only shareholders of record at the close of business on the Record Date are entitled to vote on matters to be presented at the Annual Meeting.

YOUR VOTE IS IMPORTANT. PLEASE READ THE ENCLOSED MATERIAL AND VOTE YOUR SHARES. YOU CAN VOTE VIA THE INTERNET, BY TELEPHONE, OR BY MAILING YOUR COMPLETED AND SIGNED PROXY CARD OR VOTING INSTRUCTION CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ARE THE SHAREHOLDER OF RECORD FOR YOUR SHARES, YOU CAN ALSO VOTE AT THE ANNUAL MEETING.

Your prompt response will also help reduce proxy costs and will help you avoid receiving follow-up telephone calls or mailings. Voting via the Internet or by telephone will help reduce proxy costs even further.

We have enclosed the Proxy Statement with this notice of the Annual Meeting.

By Order of the Board of Directors

Christopher J. Wilson

Christopher J. Wilson
General Counsel and Secretary

March 14, 2007

TABLE OF CONTENTS

CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

PROXY STATEMENT

For the Annual Meeting of Shareholders
to be held on Thursday, May 3, 2007

This Proxy Statement and the accompanying proxy card or voting instruction card are furnished to the shareholders of Cincinnati Bell Inc., an Ohio corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors for use at the 2007 Annual Meeting of Shareholders. The Annual Meeting will be held on Thursday, May 3, 2007, at 11:00 a.m., Eastern Daylight Savings Time, at the METS Center, 3861 Olympic Boulevard, Erlanger, Kentucky. The combined Notice of Annual Meeting of Shareholders, Proxy Statement and the accompanying proxy card or voting instruction card, the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and the Company's Summary Annual Report 2006 is first being mailed to the shareholders on or about March 23, 2007.

The Company's Board of Directors has established the close of business on March 5, 2007 as the record date (the "Record Date") for determining shareholders entitled to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to vote on matters to be presented at the Annual Meeting.

The agenda for the Annual Meeting is as follows:

1. To elect three Class II directors to serve three-year terms ending in 2010;
2. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the financial statements of the Company for the year 2007;
3. To approve the Cincinnati Bell Inc. 2007 Long Term Incentive Plan;
4. To approve the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors; and
5. To consider any other matters that may properly come before the meeting.

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Cincinnati Bell Inc. is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications services on its owned local and wireless networks with a well-regarded brand name and reputation for service.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these proxy materials?

A: The Company's Board of Directors (the "Board") is providing these proxy materials to you in connection with the Annual Meeting of Shareholders, which will take place on May 3, 2007. As a shareholder, you are invited to attend the meeting and are entitled to vote on the proposals described in this Proxy Statement.

Q: What information is contained in the package of materials that I received?

A: This combined Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2006, which includes our 2006 consolidated financial statements, and Summary Annual Report 2006 includes information relating to the proposals to be voted on at the meeting, the voting process, the compensation of directors and certain officers, and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC") and the rules and listing standards of the New York Stock Exchange (the "NYSE"). Also enclosed is a proxy card or voting instruction card for your use in voting.

Q: What proposals will be voted on at the meeting?

A: There are currently four proposals scheduled to be voted on at the meeting: the election of three Class II directors to serve three-year terms ending in 2010; the ratification of the appointment of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche LLP") as the independent registered public accounting firm ("Independent Accountants") to audit the financial statements of the Company for the year 2007; the approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan; and the approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors.

Q: What is the Board of Directors' voting recommendation?

A: The Board recommends that you vote your shares "FOR" each of the nominees to the Board, "FOR" the ratification of the appointment of Deloitte & Touche LLP as Independent Accountants to audit the financial statements of the Company for the year 2007, "FOR" the approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan, and "FOR" the approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors.

Q: What shares can I vote?

A: You may vote all Company common shares and 6¾% Cumulative Convertible Preferred Shares that you own as of the close of business on the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, including common shares purchased through the Cincinnati Bell Employee Stock Purchase Plan; (ii) shares held by a Company employee or director plan that have been credited to your account under such plans; and (iii) shares held for you as the beneficial owner through a broker or other nominee.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Many Cincinnati Bell shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Cincinnati Bell's transfer agent, Computershare Investor Services, LLC, you are considered the shareholder of record for those shares, and Cincinnati Bell is sending these proxy materials directly to you. As a shareholder of record, you may grant your voting proxy directly to Cincinnati Bell to vote your shares or you may vote your shares in person at the meeting. Cincinnati Bell has enclosed a proxy card for your use in voting by proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by another nominee (including a Company employee or director plan), you are considered the beneficial owner of shares held in street name, and your broker or nominee is considered to be the shareholder of record. If you are a beneficial owner, your broker or nominee has forwarded these proxy materials to you. As the beneficial owner, you may direct your broker or nominee to vote. Your broker or nominee has provided a voting instruction card for you to use in directing the broker or nominee on how to vote your shares. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: How can I vote my shares at the meeting?

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. If you choose to attend the meeting and vote in person, please bring the enclosed proxy card and proof of identification. Shares you hold beneficially, in street name or credited to your account under a Company employee or director plan, cannot be voted at the Annual Meeting unless you obtain a signed proxy from the shareholder of record authorizing you to vote these shares at the Annual Meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name or credited to your account under a Company employee or director plan, you may direct your vote without attending the meeting. For shares held directly as the shareholder of record, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. For shares credited to your account under a Company employee or director plan managed by Fidelity Management Trust Company ("Fidelity"), you may vote by providing voting instructions to Fidelity as described on page 4. You may also vote via the Internet or by telephone. Please refer to the summary instructions below and those included on your proxy card or voting instruction card.

Via the Internet — If you have Internet access, you may submit your vote from any location by following the "Vote by Internet" instructions on your proxy card or voting instruction card.

By telephone — If you live in the United States or Canada, you may submit your vote by following the "Vote by Phone" instructions on the proxy card or voting instruction card.

By mail — You may vote by mail by completing and signing your proxy card or voting instruction card and mailing it in the accompanying enclosed, pre-addressed postage-paid envelope.

Q: Can I change my vote?

A: Yes. You may change your voting instructions at any time prior to the vote at the Annual Meeting. For shares you hold as the shareholder of record, you may change your vote by either: (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy); (ii) notifying the Company's Secretary in writing that you want to revoke your earlier proxy; or (iii) attending the Annual Meeting, giving notice of your proxy revocation in open meeting and voting in person. Please note that in order to revoke your previously granted proxy at the Annual Meeting, you must specifically request the revocation of your previous proxy. For shares held beneficially by you in street name, you may change your vote by submitting new voting instructions to your broker or nominee. For shares which are credited to your account under a Company employee or director plan, you may change your vote by providing new voting instructions to Fidelity.

Q: How do I vote for the proposals?

A: For the election of directors, you may vote "FOR" all of the nominees, or you may withhold your vote with respect to one or more of the nominees. For the ratification of the appointment of Deloitte & Touche LLP as

Independent Accountants to audit the financial statements of the Company for the year 2007, you may vote "FOR" the proposal, you may vote against the proposal or you may abstain from voting with respect to the proposal. For the approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan, you may vote "FOR" the proposal, you may vote against the proposal or you may abstain from voting with respect to the proposal. For the approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors, you may vote "FOR" the proposal, you may vote against the proposal or you may abstain from voting with respect to the proposal. To do so, you must follow the instructions on your proxy card or voting instruction card or, if voting via the Internet or by phone, by following the instructions when prompted. If you sign your proxy card or broker voting instruction card and do not provide instructions concerning your vote, your shares will be voted in accordance with the recommendation of the Board, as described in "What is the Board of Directors' voting recommendation?" on page 2. If you have shares credited to your account under a Company employee or director plan managed by Fidelity, follow the instructions below.

Q: If I own shares through a Company employee or director plan managed by Fidelity, how will my shares be voted?

A: If you are a participant in the Cincinnati Bell Inc. Executive Deferred Compensation Plan, Cincinnati Bell Inc. Retirement Savings Plan, Cincinnati Bell Inc. Savings and Security Plan, or Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors, you have the right to direct Fidelity to vote any Company shares credited to your account. For director nominations, you should follow the instructions on your proxy card. If no direction is made, or, if you vote by mail and your proxy card is not signed or has not been received by close of business on May 2, 2007, the shares credited to your account will not be voted.

Q: What is the voting requirement to approve the proposals?

A: In the election of directors, the three persons receiving the highest number of "FOR" votes will be elected. For the ratification of the appointment of Deloitte & Touche LLP as Independent Accountants to audit the financial statements of the Company for the year 2007, if the proposal receives a majority of "FOR" votes, the proposal will pass. For the approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan, if the proposal receives a majority of "FOR" votes, the proposal will pass. For the approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors, if the proposal receives a majority of "FOR" votes, the proposal will pass. With the exception of the election of directors, abstentions will count as votes against the proposal. If you are a beneficial owner and do not respond to your broker's or nominee's request (or in the case of shares credited to your account under a Company employee or director plan, at Fidelity's request) for voting instructions or do not sign your voting instruction card, your shares will constitute broker non-votes, as described in "What is the quorum requirement for the meeting?" on page 5. In tabulating the voting result, broker non-votes are not considered entitled to vote. There are no cumulative voting rights for either the common shares or 6¾% Cumulative Convertible Preferred Shares.

Q: What does it mean if I receive more than one proxy card or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: Where can I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting and publish final results in our Quarterly Report on Form 10-Q for the first quarter of fiscal year 2007.

Q: What happens if additional proposals are presented at the meeting?

A: Other than the proposals described in this Proxy Statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Alex Shumate, David B. Sharrock and Daniel J. Meyer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of the nominees are not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

Q: What classes of shares are entitled to be voted?

A: Each common share and each 6¾% Cumulative Convertible Preferred Share outstanding as of the close of business on the Record Date is entitled to vote on all items being voted upon at the Annual Meeting. You are entitled to one vote for each common share and one vote for each 6¾% Cumulative Convertible Preferred Share you own of record on the Record Date, or to provide instructions on how to vote such shares in which you have a beneficial interest. The 6¾% Cumulative Convertible Preferred Shares will vote with the common shares as one class on each of the proposals described in this Proxy Statement. On the Record Date, we had 247,620,311 common shares and 155,250 6¾% Cumulative Convertible Preferred Shares issued and outstanding.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is the presence, in person or by proxy, of a majority of the common and preferred shares issued and outstanding and entitled to vote at such meeting. However, even if a quorum is present, if any particular action requires other than a simple majority of the quorum under either the law, the Company's Amended Articles of Incorporation or the Company's Amended Regulations, that particular action will not be approved unless the required percentage of affirmative votes has been obtained.

Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Abstentions are also counted as shares present and entitled to be voted. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted upon at the meeting.

Q: Who will count the votes?

A: A representative of Computershare Investor Services, LLC, the Company's transfer agent and registrar, will tabulate the votes and act as the inspector of election.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects voting privacy. Your vote will not be disclosed either within the Company or to third parties except (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote, or (iii) to facilitate a successful proxy solicitation by the Board. Occasionally, shareholders provide written comments on their proxy card, which are forwarded to Cincinnati Bell's management.

Q: Who will bear the cost of soliciting votes for the meeting?

A: The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. If you choose to access the proxy materials and/or vote via the Internet, you are responsible for any Internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We hired Georgeson Inc. to assist us in the distribution of proxy materials and the solicitation of votes. We will pay Georgeson Inc. a fee of $10,000 plus expenses for these services. We will also reimburse brokerage houses and other nominees for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q: What percentage of the Company's issued and outstanding voting shares do our directors and executive officers beneficially own?

A: Our directors and executive officers owned approximately 3.7% of our voting shares as of the Record Date.

Q: Do any of our shareholders hold more than 5% of the issued and outstanding shares of any class of the Company's voting stock?

A: As of the Record Date, Barclay Global Investors, N.A. is the only entity that indicated it held more than 5% of the issued and outstanding common shares of the Company. See page 34 for more details on number of shares owned and percentage ownership as of the Record Date or an earlier date, if indicated.

Q: What is householding?

A: Householding is a process that allows the Company to reduce costs and increase efficiencies by mailing only one copy of Company communications, such as this Proxy Statement, to multiple shareholders who reside at the same household mailing address. If you and other shareholders at the same household mailing address are currently receiving only one copy of Company communications at your mailing address but would like to receive separate copies, please see the instructions on page 65. If you and other shareholders at the same mailing address are currently receiving multiple copies of Company communications but would like to participate in our householding program, please see the instructions on page 65.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Our business, property and affairs are managed under the direction of our Board. Members of our Board are kept informed of our business through discussions with our President and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board and its committees.

General Information and Corporate Governance

The Company's Regulations provide that the Board shall consist of not less than nine nor more than 17 persons, with the exact number to be fixed and determined by resolution of the Board or by resolution of the shareholders at any annual or special meeting of shareholders. The Board has determined that the Board shall consist of 10 members. With the resignation of Carl Redfield in November 2006, the Board currently has nine members and one vacancy. Mr. Redfield's position as a Class I director will remain vacant as the Company conducts its search to fill his vacancy. Any vacancy may be filled by the Board in accordance with law and the Company's Regulations for the remainder of the full term of the vacant directorship. The Board may fill this vacancy at any time.

Our Board currently has the following four committees: (i) Audit and Finance Committee, (ii) Compensation Committee, (iii) Governance and Nominating Committee, and (iv) Executive Committee. The members and function of each committee are described below. During fiscal year 2006, the Board held 12 meetings, and no director attended less than 75% of all Board and applicable committee meetings during the period in which he or she served as a director.

Under the Company's Corporate Governance Guidelines, directors are expected to attend the Annual Meeting of Shareholders. All of the directors attended the 2006 Annual Meeting of Shareholders, except for Mr. Byrnes.

For information on how to obtain a copy of the Company's Corporate Governance Guidelines, please see page 65.

Evaluation of Director Independence

In accordance with the rules and listing standards of the NYSE and the Company's Corporate Governance Guidelines (see page 65 for information on how to obtain a copy), the Board affirmatively evaluates and determines the independence of each director and each nominee for election. Based on an analysis of information supplied by the directors, the Board evaluated whether any director has any material relationship with the Company, either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Company that might cause a conflict of interest in the performance of a director's duties.

In particular, the Board considered the fact that the Company has been a party to transactions in the ordinary course of business with Cisco Systems, Inc. and The Procter & Gamble Company. A member of the Board in 2006 served in an executive capacity at each of those companies: Mr. Carl Redfield at Cisco Systems, Inc. and Mr. Bruce Byrnes at The Procter & Gamble Company. The Board believes that these transactions were entered into in the ordinary course of business under competitive marketplace conditions and on terms that were reasonable and in the best interests of the Company. The Board further believes that the transactions accounted for less than 2% of the annual gross revenues of Cisco Systems, Inc. and The Procter & Gamble Company, respectively. The Board has determined that neither Mr. Byrnes nor Mr. Redfield received any direct or indirect material benefit from such transactions.

Based on these standards, the Board determined that each of the following persons who served as a non-employee director in 2006 is independent and either has no relationship or only an immaterial relationship (e.g, Messrs. Byrnes and Redfield) with the Company, except as a director and stockholder:

- Bruce L. Byrnes
- Phillip R. Cox
- Robert W. Mahoney
- Daniel J. Meyer
- Michael G. Morris
- Carl Redfield
- David B. Sharrock
- Alex Shumate
- John M. Zrno

In addition, based on these standards, the Board determined that John F. Cassidy is not independent because he is the President and Chief Executive Officer of the Company.

Executive Sessions of Non-Management Directors

The non-management directors of the Company meet in executive session without management present at each regularly scheduled meeting of the Board. Mr. Cox presides at the meeting of the non-management directors.

Committees of the Board

The following table sets forth the membership of the committees of the Board for 2006:

Name of Director	Audit and Finance	Compensation	Governance and Nominating	Executive
Non-Employee Directors (a)				
Bruce L. Byrnes		*	* (Chair)	*
Phillip R. Cox	*	*	*	* (Chair)
Robert W. Mahoney	*		*	
Daniel J. Meyer	* (Chair)	*		*
Michael G. Morris		* (Chair)	*	*
David B. Sharrock		*		
Alex Shumate			*	
John M. Zrno	*		*	
Employee Director				
John F. Cassidy				*
Former Director (a)				
Carl Redfield	* (b)		* (b)	

(a) All Non-Employee Directors and Mr. Redfield were determined by the Board to be independent directors.
(b) Mr. Redfield served on the designated committees until his resignation in November 2006.

Audit and Finance Committee: The Audit and Finance Committee consists of four persons, none of whom is an officer of the Company. Prior to his resignation in November 2006, Mr. Redfield also served on this committee. The Audit and Finance Committee held nine meetings during 2006. The purpose of the Audit and Finance Committee is, among other things, to assist the Board of Directors in its oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the independent auditor, and (iv) the performance of the Company's internal audit function and independent auditors. To this end, the Audit and Finance Committee meets in executive session with its own members, and may also meet separately with the Independent Accountants, the Company's internal auditors, General Counsel or members of management. The Audit and Finance Committee Charter provides a more detailed description of the responsibilities and duties of the Audit and Finance Committee. For information on how to obtain a copy of the Audit and Finance Committee Charter, please see page 65.

In performing its duties, the Audit and Finance Committee meets as often as necessary and at least once each calendar quarter with members of management, the Company's internal audit staff and the Independent Accountants. An agenda for each such meeting is provided in advance to the members of the Audit and Finance Committee.

The Board determined that each member of the Audit and Finance Committee satisfies the independence requirements of the rules and regulations of the SEC and the independence and other requirements of the rules and listing standards of the NYSE. No member of the Audit and Finance Committee serves on the audit committees of more than three public companies. In addition, the Board determined that Daniel J. Meyer, Robert W. Mahoney and John M. Zrno are audit committee financial experts as defined in the regulations of the SEC and that each member of the Audit and Finance Committee is financially literate as defined by the rules and listing standards of the NYSE.

Compensation Committee: The Compensation Committee consists of five persons, none of whom is an officer. The Compensation Committee held five meetings during 2006. The Compensation Committee is responsible for, among other things, ensuring that directors and certain key executives are effectively and competitively compensated in terms of base compensation and short- and long-term incentive compensation and benefits. In addition, the Compensation Committee evaluates the performance of the Chief Executive Officer and reviews with management the succession planning process for key executive positions. The Compensation Committee Charter provides a more detailed description of the responsibilities and duties of the Compensation Committee. For information on how to obtain a copy of the Compensation Committee Charter, please see page 65.

In performing its duties, the Compensation Committee meets at least three times each calendar year. The Compensation Committee also meets separately with the Company's Chief Executive Officer and other corporate officers, as it deems appropriate, to establish and review the performance criteria and compensation of the Company's executive officers. An agenda for each meeting is provided in advance to the members of the Compensation Committee.

The Board determined that each member of the Compensation Committee satisfies the independence requirements of the rules and listing standards of the NYSE.

Governance and Nominating Committee: The Governance and Nominating Committee currently consists of six persons, none of whom is an officer. Prior to his resignation in November 2006, Mr. Redfield also served on this committee. The Governance and Nominating Committee held five meetings during 2006. The Governance and Nominating Committee, among other things, identifies individuals to become members of the Board, periodically reviews the size and composition of the Board, evaluates performance of Board members, makes recommendations regarding the determination of a director's independence, recommends committee appointments and chairpersons to the Board, periodically reviews and recommends to the Board updates to the Company's Corporate Governance Guidelines and related Company policies and oversees an annual evaluation of the Board and its committees. The Governance and Nominating Committee Charter provides a more detailed description of the responsibilities and duties of the Governance and Nominating Committee. For information on how to obtain a copy of the Governance and Nominating Committee Charter, please see page 65.

In performing its duties, the Governance and Nominating Committee meets at least four times each calendar year. The Chairman of the Board, the Chief Executive Officer and the Secretary of the Company typically attend the meetings of the Governance and Nominating Committee. An agenda for each such meeting is provided in advance to the members of the Governance and Nominating Committee.

The Board determined that each member of the Governance and Nominating Committee satisfies the independence requirements of the rules and listing standards of the NYSE.

Executive Committee: The Executive Committee consists of five persons, one of whom is the President and Chief Executive Officer of the Company. The Committee held one meeting during 2006. The Executive Committee acts on behalf of the Board in certain matters when necessary during the intervals between Board meetings.

Director Nominations

The Governance and Nominating Committee will consider director candidates recommended by shareholders. The Governance and Nominating Committee did not receive, and therefore did not consider, any recommendations for director candidates for the 2007 Annual Meeting by any shareholder who beneficially owned greater than 5% of the Company's outstanding Common Shares.

The Governance and Nominating Committee uses the following process to identify and evaluate director nominee candidates. Any qualified individual or group, including shareholders, incumbent directors and members of top management, may at any time propose a candidate to serve on the Board. Background information on proposed candidates is forwarded to the Governance and Nominating Committee. The Governance and Nominating Committee reviews forwarded materials relating to prospective candidates in the event of a director vacancy. A candidate selected from the review is interviewed by each member of the Governance and Nominating Committee, unless the member waives the interview requirement. If approved by the Governance and Nominating Committee, the candidate will be recommended to the full Board for consideration. The Governance and Nominating Committee evaluates shareholder-recommended candidates in the same manner as it evaluates all other candidates.

The selection criteria for board members includes the following:

- established leadership reputation in his or her field;
- recognition for good business judgment;
- active in business;
- knowledge of business on a national/global basis;
- high ethical standards;
- familiarity with the field of telecommunications services;
- commitment to board/committee meeting attendance; and
- contribution to gender, racial and/or geographical diversity of Board.

DIRECTOR COMPENSATION

Director Compensation Arrangements

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that Directors spend in fulfilling their duties to the Company as well as the skill-level required.

Compensation for Employee Directors

Directors who are also employees of the Company (or any subsidiary of the Company) receive no additional compensation for serving on the Board or its committees.

General Compensation Policy for Non-Employee Directors

Directors who are not employees of the Company or any subsidiary of the Company ("non-employee directors") receive a $30,000 annual retainer plus $2,000 for each Board and committee meeting attended. The chairperson of the Audit and Finance Committee receives a $15,000 annual retainer, and the chairpersons of the Governance and Nominating Committee and the Compensation Committee receive a $5,500 annual retainer. The members of the Audit and Finance Committee receive a $5,000 annual retainer and members of each of the Compensation Committee and the Governance and Nominating Committee receive a $2,500 annual retainer. In addition to the applicable retainers and meeting fees described above, Mr. Cox, Chairman of the Board, also receives an additional director fee determined by the Board annually ($180,000 for 2006) for his service as Chairman.

Non-Employee Directors Deferred Compensation Plan

The Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors (the "Directors Deferred Compensation Plan") currently allows each non-employee director of the Company to choose to defer receipt of all or a part of his or her director fees and annual retainers and to have such deferred amounts credited to an account of the director under the plan. A non-employee director may also choose to have such deferrals assumed to be invested among a number of investment options that are designated for this purpose by the Compensation Committee of the Board, and his or her account under the plan is adjusted by the investment returns that would result if such amounts were assumed to be invested in the investment options that he or she chooses. A non-employee director is fully vested in the amounts that are credited to his or her account under the plan pursuant to the rules described in this paragraph.

In addition, each non-employee director of the Company on January 3, 2006 and January 3, 2007 had his or her account under the Directors Deferred Compensation Plan credited on such date with an amount equal to the value of 6,000 common shares of the Company. Subject to future changes in the plan, each non-employee director of the Company may, in the discretion of the Board, also have his or her account under the plan credited on any date after January 1, 2007 with an amount equal to the value of a number of Company common shares determined by the Board. The Board will exercise its discretion in crediting amounts to the plan accounts of the non-employee directors with the intent that such credits, together with other compensation that either is paid in the form of common shares or has its value determined in relation to the value of common shares (such grants and such other compensation referred to as "Company equity-based compensation"), provide Company equity-based compensation for the Company's non-employee directors that each year is approximately equal to the median level of the value of equity-based compensation provided by a group of comparable peer group companies to such other companies' non-employee directors. A non-employee director's account under the plan is also adjusted by the investment returns that would result if such amounts were assumed to be invested exclusively in common shares. A non-employee director will generally be vested in the amounts credited to his or her account under the plan pursuant to the rules described in this paragraph only if he or she completes at least five years of active service as a non-employee director of the Company (with a fraction of a year of service as a non-employee director being rounded up or down to the nearest whole year) or if he or she dies while a member of the Board.

A non-employee director of the Company who served as a non-employee director prior to 2007 may also have had additional amounts credited to his or her account under the Directors Deferred Compensation Plan based on his or her deferral of director fees and annual retainers for years before 2007 or on other extra amounts that were credited by the Company to his or her account under the plan prior to such year. The portion of a non-employee director's account under the plan that is attributable to such pre-2007 credited amounts is also adjusted by the investment returns that would result if such amounts were assumed to be invested in investment options that he or she chooses, in common shares or in other investments, depending on the particular credits that are involved.

Other than for certain circumstances described below and subject to future changes in the Directors Deferred Compensation Plan, a non-employee director of the Company can, if he or she complies with specific election rules and procedures set forth in or adopted under the plan and with the requirements of applicable law (including the American Jobs Creation Act of 2004, which generally applies to any compensation of a non-employee director that is credited to his or her account under the plan in 2005 or any later year), elect that the vested amounts credited to his or her account under the Directors Deferred Compensation Plan will not be received by him or her (and thereby generally will not be subject to federal income tax) until after he or she has ceased to be a member of the Board or until a specific year he or she chooses that is not earlier than the year in which the sixth anniversary of his or her deferral election occurs. He or she generally may also elect to have the vested amounts credited to his or her plan account, when they are to be paid, distributed in a lump sum or in up to ten annual installments.

Each payment made to a non-employee director of the vested amounts credited to his or her account under the Directors Deferred Compensation Plan is made in the form of cash to the extent such amounts are deemed to be invested under the plan other than in common shares and will be distributed in the form of common shares to the extent such amounts are deemed to be invested under the plan in such shares; except that (i) the vested portion of his or her account under the plan that is attributable to the annual credits that are or have been made to his or her plan account for serving as a member of the Board and (ii) the value of any vested amount that is deemed to be invested in a fractional common share will, in each such case, only be paid in cash.

The Company will reimburse a non-employee director for all reasonable commissions or similar costs he or she incurs in selling any common shares he or she receives under the Directors Deferred Compensation Plan, or make arrangements to permit the director to have such shares sold without commissions or similar fees charged to him or her, if the director wants to sell such shares shortly (generally within two weeks) after he or she receives them.

The Directors Deferred Compensation Plan provides three exceptions to the rules regarding the timing of distributions of a non-employee director's account under the plan: (i) in the event of a change in control of the Company; (ii) at the election of the non-employee director in the event of severe financial hardship; and (iii) at the election of the non-employee director if he or she agrees to certain forfeitures and restrictions (although, under the American Jobs Creation Act of 2004, this final exception cannot apply to amounts attributable to compensation credited on or after January 1, 2005 to a non-employee's account under the plan).

Until paid, all amounts credited to a non-employee director's account under the Directors Deferred Compensation Plan are not funded or otherwise secured, and all payments under the plan are made from the general assets of the Company.

The Directors Deferred Compensation Plan must comply with the requirements of the American Jobs Creation Act of 2004 in order to retain its ability to defer federal income tax on certain amounts credited to a non-employee director's account under the plan. The Company has amended the plan to meet the requirements of the American Jobs Creation Act of 2004, and will make further amendments as necessary to comply with the regulations adopted by the IRS to implement the Act.

Non-Employee Directors Stock Option Plans

Prior to 2007, the Company granted its non-employee directors stock options to purchase common shares under the Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors (the "1997 Directors Stock Option Plan"). Pursuant to the current terms of such plan, each non-employee director of the Company, in the discretion of the Board, may have been granted on or after January 1, 2006:

- a stock option for a number of common shares (as determined by the Board) on the first day of his or her initial term of office as a non-employee director of the Company; and

- a stock option for a number of common shares (as determined by the Board) on the date of each annual meeting, if such director first became a non-employee director of the Company before the date of such annual meeting and continues in office as a non-employee director after such meeting.

On the date of the 2006 Annual Meeting, each non-employee director in office prior to such annual meeting received a stock option grant for 9,000 common shares.

The Board will exercise its discretion in granting such options on and after January 1, 2006 with the intent that such grants, together with other Company equity-based compensation, provide Company equity-based compensation for the Company's non-employee directors that each year is competitive with the value of equity-based compensation provided by comparable companies to their non-employee directors.

A non-employee director of the Company who served as a non-employee director prior to 2007 may also have had additional stock options granted to him or her before 2007 under the 1997 Directors Stock Option Plan.

Each stock option granted to a non-employee director under the 1997 Directors Stock Option Plan requires that, upon the exercise of the option, the price to be paid for the common shares that are being purchased under the option will be equal to 100% of the fair market value of such shares as determined at the time the option is granted.

With certain exceptions provided in the 1997 Directors Stock Option Plan, a non-employee director of the Company who is granted an option under the plan generally will have ten years from the date of the grant of the option to elect to exercise the option.

No awards will be granted under the 1997 Directors Stock Option Plan after April 28, 2007.

The Company is seeking shareholder approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors, a new plan to replace the 1997 Directors Stock Option Plan. For more information about the material terms of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors, see discussion on page 30.

Actual Director Compensation in 2006 Fiscal Year

The following table shows the compensation paid to our non-employee directors for the 2006 fiscal year.

Director Compensation for Fiscal 2006

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)	Option Awards ($)	Total ($)
Bruce L. Byrnes	81,000	22,359	12,057	115,416
Philip R. Cox	287,000	44,940	12,057	343,997
Robert W. Mahoney	91,500	14,493	12,057	118,050
Daniel J. Meyer	104,500	42,473	12,057	159,030
Michael G. Morris	78,750	20,185	12,057	110,992
David B. Sharrock	68,750	44,940	12,057	125,747
Alex Shumate	64,500	8,226	12,057	84,783
John M. Zrno	87,500	42,473	12,057	142,030
Carl Redfield (Resigned)	76,500	40,800	12,057	129,357

(a) Board fees included deferred compensation during 2006 for those directors who deferred some or all of their cash retainer/fees.

(b) The values reflect the FAS 123(R) expense the Company recorded in 2006. Each non-employee director had his account under the Directors Deferred Compensation Plan credited with an amount equal to the value of 6,000 common shares of the Company on January 3, 2006. The closing price of the Company's stock on January 3, 2006 was $3.47. The values also reflect an increase resulting from the change in the Company's closing stock price of $3.51 at December 31, 2005 to $4.57 at December 31, 2006. All directors, except for Messrs. Byrnes, Mahoney, Morris, and Shumate, are 100% vested in these awards.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2006, the members of the Compensation Committee included Messrs. Byrnes, Cox, Meyer, Morris and Sharrock. None of the Compensation Committee's current members has at any time been an officer or employee of the Company. None of the Company's executive officers serves, or in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Compensation Committee.

CODE OF BUSINESS CONDUCT AND CODES OF ETHICS

The Company has a Code of Business Conduct applicable to all officers and employees that describes requirements related to ethical conduct, conflicts of interest and compliance with laws. In addition to the Code of Business Conduct, the Chief Executive Officer and senior financial officers are subject to the Code of Ethics for Senior Financial Professionals and the directors are subject to the Code of Ethics for Directors.

For information on how to obtain a copy of the Company's Code of Business Conduct, Code of Ethics for Senior Financial Professionals or Code of Ethics for Directors, please see page 65.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Company's preference to avoid related party transactions. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship (i) in which the Company is a participant, (ii) in which the transaction has an aggregate value greater than $120,000, and (iii) in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee of the Company;
- any person who is known to be the beneficial owner of more than 5% of the Company's common shares;
- any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the Company's common shares; or
- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

The Company's Code of Ethics for Senior Financial Officers, the Company's Code of Ethics for Directors and the Company's Code of Business Conduct require directors, officers and all other members of the workforce to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. The Company's Code of Business Conduct, Code of Ethics for Senior Financial Officers and Code of Ethics for Directors generally require (i) a director to promptly disclose to the Governance and Nomination Committee any potential or actual conflict of interest involving him or her and (ii) an employee, including the executive officers, to promptly disclose a conflict of interest to the General Counsel. The Governance and Nominating Committee (and, if applicable, the General Counsel) determines an appropriate resolution to actual or potential conflicts of interest on a case-by-case basis. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions shall be disclosed in the Company's applicable filings with the Securities and Exchange Commission as required under SEC rules. In 2006, the related party transactions required to be disclosed are as follows:

- Mr. Cassidy, a director and officer of the Company, serves as a trustee for the Boomer Esiason Foundation (the "Foundation"), a non-profit corporation established to provide support to find a cure for cystic fibrosis. In 2006, the Company donated approximately $370,000 to the Foundation. The Company believes that Mr. Cassidy received no personal benefit in connection with the Company providing this donation and therefore has no interest in this transaction.

- Mr. Byrnes, a director of the Company, is an executive officer of The Procter & Gamble Company ("P&G"). The Company provides certain telecommunication services to P&G. A majority, but not all, of the services provided to P&G are provided by the Company as a public utility at rates fixed in conformity with law. All other services were provided by the Company in the ordinary course of its business under competitive marketplace conditions and on terms that were reasonable and in the best interests of the Company. The aggregate amount paid by P&G for the Company's services in 2006 was approximately $9 million. The Company believes that Mr. Byrnes received no personal benefit in connection with the Company providing these services and therefore has no interest in this transaction.
- Mr. Redfield, a former director of the Company, is an officer of Cisco Systems, Inc. ("Cisco"). The Company acquired certain IT equipment and products from Cisco, a market leader in such goods. The equipment and products were either used by the Company in its operations or resold to customers. All of the purchases of equipment and products from Cisco by the Company were in the ordinary course of its business under competitive marketplace conditions and on terms that were reasonable and in the best interests of the Company. The aggregate amount paid to Cisco to acquire such products in 2006 was approximately $39 million. In addition, the Company sold certain IT equipment and products to Cisco, in 2006, totaling approximately $8 million. The Company believes that Mr. Redfield received no personal benefit in connection with the Company acquiring such goods and therefore has no interest in this transaction.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Board of the Company presently consists of nine members, one of whom is an officer of the Company. The Company's Amended Articles of Incorporation provide for the directors to be divided into three classes. At each Annual Meeting of Shareholders, directors constituting a class are elected for three-year terms. Upon election, the terms of the three directors in Class II expire in 2010. The terms of the four directors in Class III expire in 2008. The terms of the two directors in Class I expire in 2009. The directors of each class will serve until their respective successors are elected and qualified.

The Board nominated Phillip R. Cox, Michael G. Morris and John M. Zrno, all of whom are incumbent directors, as Class II directors, to serve until the 2010 Annual Meeting of Shareholders. Information regarding the business experience of each nominee is provided below.

If, at the time of the Annual Meeting, one or more of the nominees should be unavailable or unable to serve as a candidate, the shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the Board. The Board knows of no reason why any of the nominees will be unavailable or unable to serve.

Our Recommendation

The three director nominees who receive the greatest number of votes will be elected to the Board. The Board recommends election of each of the nominees.

The following are brief biographies of each director of the Company, including those nominated for election.

NOMINEES FOR CLASS II DIRECTORS
(Terms Expire in 2010)



Phillip R. Cox

Mr. Cox has been President and Chief Executive Officer of Cox Financial Corporation (a financial planning services company) since 1972. He is a director of the Federal Reserve Bank of Cleveland, Duke Energy Corporation, The Timken Company, Touchstone Mutual Funds, Long Stanton Manufacturing Company and a member of the Board of Trustees for the University of Cincinnati. Director since 1993. Age 59.



Michael G. Morris

Mr. Morris has been the President and Chief Executive Officer of American Electric Power (an electric and gas utility) since January 2004 and the Chairman of American Electric Power since February 2004. Before joining American Electric Power, he was the Chairman, President and Chief Executive Officer of Northeast Utilities System from 1997 through December 2003. He is a director of The Hartford Financial Corp. Director since 2003. Age 60.



John M. Zrno

Mr. Zrno is retired. He was President and Chief Executive Officer of IXC Communications, Inc. (a telecommunications company) from June 1999 through November 1999. He served as President and Chief Executive Officer of ALC Communications Corporation from 1988 through 1995. He is a director of BullsEye Telecom. Director since 1999. Age 68.

CLASS III DIRECTORS
(Terms Expire in 2008)



Bruce L. Byrnes

Mr. Byrnes has been Vice Chairman of the Board and President-Global Household Care of The Procter & Gamble Company (a consumer products company) since 2004. From 2002 through 2004, he served The Procter & Gamble Company as Vice Chairman of the Board and President - Global Beauty & Feminine Care and Global Health Care. He is a director of The Procter & Gamble Company. Director since 2003. Age 58.



John F. Cassidy

Mr. Cassidy has been the President and Chief Executive Officer of Cincinnati Bell Inc. since July 2003 and a director of Cincinnati Bell Inc. since September 2002. Among other positions held with the Company's subsidiaries, he has been President and Chief Operating Officer of Cincinnati Bell Telephone Company since May 2001; and President of Cincinnati Bell Wireless Company since 1997. Director since 2002. Age 52.



Robert W. Mahoney

Mr. Mahoney is retired. He served as Chairman of the Board and Chief Executive Officer of Diebold, Inc. (a manufacturer of automated self-service transactions systems) from 1988 until April 2000. He is a director of The Timken Company and The Sherwin-Williams Company. Director since 2004. Age 70.



Daniel J. Meyer

Mr. Meyer is retired and the former Chairman and Chief Executive Officer of Milacron, Inc. (a manufacturer of metal working fluids and plastics processing machinery and systems) from 1991 through May 2001. He is a director of AK Steel Holding Corporation and Hubbell Incorporated. Director since 1999. Age 70.

CLASS I DIRECTORS
(Terms Expire in 2009)



David B. Sharrock

Mr. Sharrock has been a consultant since 1994. Prior to that time, he served as Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. (a researcher, manufacturer and seller of pharmaceutical products) from 1989 through 1993. He is a director of Indevus Pharmaceuticals Inc., Praecis Pharmaceuticals, Inc. and MGI Pharma, Inc. Director since 1987. Age 70.



Alex Shumate

Mr. Shumate has been the managing partner of the Columbus office of Squire, Sanders & Dempsey L.L.P. (an international law firm) since 1991. He is a director of Nationwide Financial Services and Wm. Wrigley Jr. Company. Director since 2005. Age 56.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS
(Item 2 on the Proxy Card)

The Company's Audit and Finance Committee Charter provides that the Committee shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's Independent Accountants.

On January 25, 2007 the Audit and Finance Committee retained Deloitte & Touche LLP as its Independent Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2007.

The Company is asking the shareholders to ratify its appointment of Deloitte & Touche LLP as Independent Accountants of the Company for the fiscal year ending December 31, 2007. If the shareholders do not ratify this appointment, the Audit and Finance Committee will consider the results of the vote and determine whether to recommend and appoint a different independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending December 31, 2007.

One or more members of the firm of Deloitte & Touche LLP will attend the Annual Meeting, will have an opportunity to make a statement and will be available to answer questions.

Recommendation

Ratification of the appointment of Deloitte & Touche LLP as Independent Accountants requires the affirmative vote of the holders of a majority of the common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class, present or represented at the annual meeting, in person or by proxy, and entitled to vote on this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered shares present and entitled to vote on the shareholder proposal and will not have a positive or negative effect on the outcome of this proposal.

The Board recommends a vote FOR such ratification.

CHANGE IN INDEPENDENT ACCOUNTANT

On March 21, 2005, the Audit and Finance Committee dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

The report of PricewaterhouseCoopers LLP on the Company's consolidated financial statements for the 2004 fiscal year contained no adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the 2004 fiscal year and through March 21, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the disagreements in their report on the Company's consolidated financial statements for such year.

During the 2004 fiscal year and through March 21, 2005, there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided a copy of the above disclosures to PricewaterhouseCoopers LLP and asked PricewaterhouseCoopers LLP to provide it with a letter addressed to the SEC stating whether or not PricewaterhouseCoopers LLP agreed with the Company's statements. A copy of that letter, dated March 24, 2005, stating that PricewaterhouseCoopers LLP has no disagreements with the Company's statements, was filed as Exhibit 16.1 to our report on Form 8-K filed with the SEC on March 24, 2005.

On March 21, 2005, the Audit and Finance Committee engaged Deloitte & Touche LLP as the Company's Independent Accountants for the fiscal year ending December 31, 2005, effective upon the final completion of Deloitte & Touche LLP's customary client acceptance procedures and execution of an engagement letter. During the 2004 fiscal year and through March 21, 2005, the Company did not consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters that were either the subject of a disagreement or a reportable event as defined in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

The Audit and Finance Committee has subsequently engaged Deloitte & Touche LLP as the Company's Independent Accountant for the fiscal years ending December 31, 2006 and 2007.

Any general statement that incorporates this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 shall not be deemed to incorporate by reference this Audit and Finance Committee Report and related disclosure. Except to the extent the Company specifically incorporates such Report and related disclosure by reference, this information shall not otherwise be deemed to have been filed under such Acts.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee of the Board has reviewed and discussed the Company's audited financial statements with the management of the Company and has reviewed a report from management assessing the Company's internal controls. The Audit and Finance Committee has discussed with Deloitte & Touche LLP, the Company's Independent Accountants for the fiscal year ended December 31, 2006, the matters required to be discussed by the Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X. The Audit and Finance Committee has also received the written disclosures and letter from the Independent Accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), has discussed with Deloitte & Touche LLP the independence of such Independent Accountants, and has considered the question of whether the auditors' provision of non-audit services was compatible with the Independent Accountants maintaining their independence.

Based on its review and discussions referred to in the preceding paragraph, the Audit and Finance Committee recommended to the Board that the audited financial statements for the Company's fiscal year ended December 31, 2006 be included in the Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2006.

The Board has determined that each member of the Audit and Finance Committee satisfies the independence requirements of the rules and regulations of the SEC and the independence and other requirements of the rules and listing standards of the NYSE. The Board has determined that Daniel J. Meyer, Robert W. Mahoney and John M. Zrno are audit committee financial experts as defined in the rules and regulations of the SEC and that each member of the Committee is financially literate as defined by the rules and listing standards of the NYSE.

AUDIT AND FINANCE COMMITTEE

Daniel J. Meyer, Chairman
Phillip R. Cox
Robert W. Mahoney
John M. Zrno

INDEPENDENT ACCOUNTANTS

Audit Fees

Deloitte & Touche LLP was the Company's Independent Accountants for the 2005 and 2006 fiscal years. Aggregate fees for professional services rendered for the Company by Deloitte & Touche LLP for the years ended December 31, 2006 and December 31, 2005, were as follows:

	2006	2005
Audit Fees	$1,616,500	$1,540,000
Audit Related Fees	322,143	305,595
Tax Fees	—	—
All Other Fees	—	—
Total *	$1,938,643	$1,845,595

* This amount for 2005 does not include $449,615 of tax consulting fees for services rendered by Deloitte Tax prior to its engagement as the Company's Independent Accountants.

Audit Fees

The audit fees for the years ended December 31, 2006 and 2005 were for services rendered in connection with the audit of the Company's annual consolidated financial statements, review of consolidated financial statements included in the Company's reports filed with the SEC and services related to requirements established by the Sarbanes-Oxley Act of 2002.

Audit Related Fees

The audit related fees for the years ended December 31, 2006 and 2005 were for professional services rendered for the audits of the Company's employee benefit plans filed with the SEC, due diligence services and various accounting consultations.

Tax Fees

The Company did not pay Deloitte & Touche LLP any tax fees for the years ended December 31, 2006 or 2005.

All Other Fees

None.

Engagement of the Independent Accountants and Pre-Approval Policy

In accordance with its charter, the Audit and Finance Committee has the sole authority and responsibility to select, evaluate, and, if necessary, replace the Independent Accountants. The Audit and Finance Committee has the sole authority to approve all audit engagement fees and terms. In addition, the Audit and Finance Committee, or the Chairperson of the Audit and Finance Committee between regularly scheduled meetings, must pre-approve all services provided to the Company by the Company's Independent Accountants.

Pursuant to Section 202 of the Sarbanes-Oxley Act of 2002, the Audit and Finance Committee pre-approved every engagement of PricewaterhouseCoopers LLP through March 21, 2005 to perform audit or non-audit services on behalf of the Company or any of its subsidiaries. In addition, the Audit and Finance Committee pre-approved every engagement of Deloitte & Touche LLP to perform audit or non-audit services on behalf of the Company or any of its subsidiaries since March 21, 2005.

APPROVAL OF THE CINCINNATI BELL INC. 2007 LONG TERM INCENTIVE PLAN
(Item 3 on the Proxy Card)

The Board recommends the approval of a long term incentive compensation plan for employees of the Company and its subsidiaries (with the Company and its subsidiaries collectively referred to as the "Employer"), the Cincinnati Bell Inc. 2007 Long Term Incentive Plan (the "2007 Long Term Plan"). The proposed 2007 Long Term Plan is intended to replace the Cincinnati Bell Inc. 1997 Long Term Incentive Plan since it expires in April 2007. **THE FULL TEXT OF THE PROPOSED 2007 LONG TERM PLAN IS SET FORTH IN APPENDIX A OF THIS PROXY STATEMENT AND THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH TEXT.**

The purposes of the proposed 2007 Long Term Plan are (i) to further the long term growth of the Employer by offering competitive incentive compensation related to long term performance goals to those employees of the Employer who will be responsible for planning and directing such growth, (ii) to reinforce the common interest between the Company's shareholders and the Employer's employees who participate in the Plan, and (iii) to aid the Employer in attracting and retaining employees. The plan will, if approved by the Company's shareholders, be effective as of May 3, 2007.

The principal provisions of the 2007 Long Term Plan are as follows.

1. Administration. The 2007 Long Term Plan will be administered by a committee (for purposes of this discussion as to the plan, the "Committee"). Unless changed by the Board, the Committee shall be the Compensation Committee. Subject to the limits and terms of the plan, the Committee (i) selects the employees who will be granted awards, (ii) makes awards, in such forms and amounts and on such conditions as it determines, (iii) interprets the terms of the plan, and (iv) performs all other administrative functions.

The Committee may delegate to the Chief Executive Officer its right to make awards under the 2007 Long Term Plan to employees who (i) are not otherwise subject to the stock reporting requirements of Section 16 of the Securities Exchange Act of 1934 and (ii) are not expected to become employees whose compensation is deductible by the Employer only up to certain limits under Section 162(m) of the Internal Revenue Code.

Thus, the Chief Executive Officer generally may grant awards under the 2007 Long Term Plan to employees of the Employer who are not officers of the Company if delegated this right by the Board. If the Chief Executive Officer is delegated such right, then any reference to the Committee below also refers to the Chief Executive Officer to the extent the discussion may apply to any awards that he or she grants under the plan.

2. Employees Eligible to Receive Awards. Only a person who (i) is employed and classified as an employee by the Employer; and (ii) is not represented by a recognized collective bargaining unit (unless such person's eligibility is approved under a collective bargaining agreement between the Employer and the authorized representatives of such collective bargaining unit) is eligible to be granted an award under the plan.

3. Types of Awards. The Committee may grant awards under the 2007 Long Term Plan at any time. The grants may consist of one or a combination of the following forms of awards: (i) stock options, including incentive stock options ("ISOs") and options that are not ISOs, (ii) stock appreciation rights ("SARs"), (iii) restricted stock, (iv) performance shares, (v) share-based performance units, (vi) nonshare-based performance units, and (vii) non-restricted stock. No award may be granted under the plan after May 2, 2017.

(a) A stock option represents an option to purchase, over a certain time period not to exceed ten years, a number of common shares at a fixed purchase price. The fixed purchase price of any stock option granted under the plan shall not be less than 100% of the fair market value of a common share on the grant date of the option.

Stock options can either be ISOs or options that are not ISOs. ISOs are special types of stock options that can provide special tax advantages for employees that are not available to options that are not ISOs (but they provide less ability for the Employer to deduct their value when exercised by the applicable employees). Also, by reason of applicable law, the aggregate fair market value of common shares, determined at grant date, for which ISOs can be exercisable for the first time during any calendar year as to any employee is limited by law (the current limitation is $100,000). In addition, the Committee cannot grant an ISO to any employee who owns (directly or constructively) more than 10% of the voting power of the Company's shares.

(b) A SAR represents the right, upon exercise of the SAR, to receive payment of a sum not to exceed the amount, if any, by which the fair market value (as determined on the date of the exercise of the SAR) of a number of common shares on which the SAR is based exceeds a fixed grant price of the SAR. The plan provides that the grant price of the common shares that are subject to a SAR may not be less than the fair market value of such common shares as determined on the SAR's grant date. A SAR may be granted by itself, in conjunction with new stock options granted at the same time under the plan, or in relation to non-ISO stock options that were previously granted.

(c) Restricted stock constitutes common shares that may not be disposed of by the employee to whom they are awarded until certain restrictions lapse (and that will ultimately be forfeited to the extent such restrictions are not satisfied). In general and subject to certain exceptions in the plan, such restrictions will not lapse in full unless the employee is employed by the Employer for at least three years after the award's grant (or for at least one year if the award is also subject to performance goal conditions) or unless the employee's employment with the Employer ends in special circumstances (such as his or her death, disability, or retirement). The right to dispose of the restricted stock may also be made subject to the satisfaction of certain performance goals. The restrictions that apply to any restricted stock award may lapse as to a portion of the common shares subject to the award if the employee meets some but not all of the imposed restrictions. Unless the Committee shall otherwise determine, the recipient of restricted stock shall have all rights of a shareholder of the Company with respect to the restricted common shares, including the right to vote and to receive cash dividends.

(d) A performance share award refers to an award which provides that the employee to whom the award is granted will receive a number of common shares, up to a fixed maximum, if certain conditions are met. In general and subject to the exceptions in the plan, for the maximum number of common shares that are subject to a performance share award to be paid, such conditions must at least require (i) that certain performance goals are met and (ii) that either the employee remains employed by the Employer for at least one year after the award's grant or the employee's employment with the Employer ends in special circumstances (such as his or her death, disability, or retirement). A portion of the maximum number of common shares subject to the award can be paid if some but not all of the conditions imposed under the award are met.

(e) A share-based performance unit refers to an award which provides that the employee to whom the award is granted will receive an amount that is equal to a percent, not more than 200%, of the fair market value of one common share on the date the amount becomes payable under the award (or is equal to a percent, not more than 200%, of the increase in the fair market value of a common share from the grant date of the award to the date the amount becomes payable) if certain conditions are met. In general and subject to the exceptions in the plan, for the maximum amount payable under a share-based performance unit to be paid, such conditions must at least require (i) that certain performance goals are met and (ii) that either the employee remains employed by the Employer for at least one year after the award's grant or the employee's employment with the Employer ends in special circumstances (such as his or her death, disability, or retirement). A portion of the maximum amount payable under the award can be paid if some but not all of the conditions imposed under the award are met. Any amount that becomes payable under a share-based performance unit can be paid in cash, in common shares or other property, or by a combination thereof, as the Committee may determine.

(f) A nonshare-based performance unit refers to an award that provides that the employee to whom the award is granted will receive an amount that is equal to a dollar value, not more than a maximum dollar value, if certain conditions are met. In general and subject to the exceptions in the plan, for the maximum amount payable under a nonshare-based performance unit to be paid, such conditions must at least require (i) that certain performance goals are met and (ii) that either the employee remains employed by the Employer for at least one year after the award's grant or the employee's employment with the Employer ends in special circumstances (such as his or her death, disability, or retirement). A portion of the maximum amount payable under the award can be paid if some but not all of the conditions imposed under the award are met. Any amount that becomes payable under a nonshare-based performance unit can be paid in cash, in common shares or other property, or by a combination thereof, as the Committee may determine.

(g) Non-restricted stock granted constitutes an award to an employee of a fixed number of common shares that can be sold or disposed of immediately and without any restrictions. A non-restricted stock award can be granted under the plan only to the extent permitted under the exceptions in the plan.

(h) As an exception to the rules noted in paragraphs (c) through (g) of this section 3, up to but not in excess of 400,000 common shares (in the aggregate) may be issued or paid under any of the following types of awards granted under the 2007 Long Term Plan during its entire existence: (i) non-restricted stock awards; and (ii) restricted stock, performance share, share-based performance unit, and nonshare-based performance unit awards that fail to require the employees to whom such awards are granted to have to be employed by the Employer for any specified period of time otherwise required for such awards and described in the paragraphs above or to have their employment with the Employer end in any special circumstances (in order for such employees to receive, or retain without forfeiting, the maximum or any amount of compensation reflected by the awards).

4. Common Shares Reserved for Awards and Other Award Limits. Subject to adjustment in the case of certain changes in the capital structure of the Company, the following limits apply to the number of common shares that may be issued or paid under or with respect to awards granted under the 2007 Long Term Plan:

(a) The maximum number of common shares which may be issued or paid under or with respect to all of the awards (considered in the aggregate) granted under the plan during the plan's entire existence shall be equal to 8,000,000 common shares.

(b) The maximum number of common shares which may be issued or paid under or with respect to all stock options and SARs (considered in the aggregate but separately from all other forms of awards) granted under the plan during the plan's entire existence shall be equal to 8,000,000 common shares.

(c) The maximum number of common shares which may be issued or paid under or with respect to all ISOs (considered in the aggregate but separately from all other types of stock options and other forms of awards) granted under the plan during the plan's entire existence shall be equal to 2,000,000 common shares.

(d) The maximum number of common shares which may be issued or paid under or with respect to all restricted stock, performance share, share-based performance unit, nonshare-based performance unit, and non-restricted stock awards (considered in the aggregate but separately from all other forms of awards) granted under the plan during the plan's entire existence shall be equal to 2,400,000 common shares.

If any portion of a SAR is settled (paid) upon the exercise of such SAR portion by the issuance or payment of common shares, the total number of common shares on which such SAR portion was based shall be counted as common shares issued or paid under the 2007 Long Term Plan for purposes of the foregoing limits, regardless of the number of common shares actually issued or paid to settle such SAR portion upon its exercise.

Also, if any award or portion of any award is forfeited, expires, or otherwise terminates without the payment of common shares or any other amount, the maximum number of common shares on which such award or portion of an award was based or which could have been paid under the award shall again be available to be issued or paid under the 2007 Long Term Plan and to be the basis on which other awards may be granted under the plan. As a result, they shall not be counted as common shares that were issued or paid under the plan in determining whether any of the foregoing limits are violated.

Further, any common shares that would be issued or paid under an award but are withheld in payment of any purchase price or tax withholding requirements shall not again be deemed to be available to be issued or paid under the 2007 Long Term Plan or to be the basis on which other awards may be granted under the plan and thus shall be counted as common shares that were issued or paid under the plan in determining whether any of the foregoing limits are violated.

In addition to the foregoing limits and subject to adjustment in the case of certain changes in the capital structure of the Company, the limits set forth below apply in determining the maximum number of common shares or maximum amount of compensation that may ultimately be payable under any awards granted under the 2007 Long Term Plan to any employee during any one calendar year:

(a) The maximum number of common shares on which all stock option, SAR, restricted stock, performance share, share-based performance unit, and non-restricted stock awards (considered in the aggregate) granted under the plan to any employee during each and any calendar year may be based (that is, the maximum number of common shares that can be issued or paid under such awards or have their fair market value or increase in fair market value over a period used to determine the amount of payments under such awards) shall be 1,000,000 common shares.

Such maximum number of common shares could be the basis of awards of any one of such forms (either stock option, SAR, restricted stock, performance share, share-based performance unit, or non-restricted stock awards) granted to an employee during any calendar year or divided among more than one of such forms of awards that are granted to the employee during the year.

For example, if a SAR granted to an employee under the 2007 Long Term Plan during a certain calendar year provides that the employee, if he or she properly exercises on any date the entire SAR, will receive payment of a sum equal to the amount, if any, by which (i) the fair market value of 30,000 common shares as determined as of the date on which the SAR is exercised exceeds (ii) the fair market value of such number of common shares as determined as of the date on which the SAR was granted, then, for purposes of applying the above-described 1,000,000 common share limit to such employee for such calendar year, the maximum number of common shares on which such SAR shall be deemed to be based is 30,000 common shares, regardless of whether or not the employee actually exercises all or any part of the SAR and regardless of whether or not any payment made upon the exercise of the SAR is made in cash, common shares or other property, or a combination thereof.

Similarly and for another example, if a share-based performance unit granted to an employee under the 2007 Long Term Plan during a certain calendar year provides that the employee will receive a maximum payment (of cash, common shares or other property, or a combination thereof) that is equal to 200% of the fair market value of 50,000 common shares as determined as of the date of payment if all of the performance goals and other criteria or conditions required to be satisfied under the award are met (or will receive no payment if none, or a lesser amount of payment if some but not all, of the performance goals and other criteria or conditions required to be satisfied under the award are met), then, for purposes of applying the above-described 1,000,000 common share limit to such employee for such calendar year, the maximum number of common shares on which such share-based performance unit shall be deemed to be based is 50,000 common shares, regardless of whether or not the share-based performance unit's maximum payment actually becomes payable under the terms of the award.

(b) The maximum value that is payable under all nonshare-based performance unit awards granted under the plan to any person during each and any calendar year shall be $5,000,000.

5. Performance Goals. To the extent the meeting of performance goals set by the Committee may be a condition to the exercise of or payment under any award granted under the 2007 Long Term Plan, the Committee may base such performance goals on, and only on, one or more of the following criteria: (i) free cash flow (cash generated by operating activities, minus capital expenditures and other investing activities, dividend payments and proceeds from the issuance of equity securities, and proceeds from the sale of assets); (ii) EBITDA (earnings before interest, taxes, depreciation, and amortization); (iii) earnings per share; (iv) operating income; (v) total shareholder returns; (vi) profit targets; (vii) revenue targets; (viii) profitability targets as measured by return ratios; (ix) net income; (x) return on sales; (xi) return on assets; (xii) return on equity; and (xiii) corporate performance indicators (indices based on the level of certain services provided to customers).

Any performance criteria shall be measured or determined on the basis of a period of not less than one year or in excess of ten years and shall be able to be objectively determined by the Committee. In addition, any such performance criteria (i) may be measured or determined for the Company, for any organization other than the Company that is part of the Employer, for the entire Employer in the aggregate, or for any group of corporations or organizations that are included in the Employer and (ii) may also be measured and determined in an absolute sense and/or in comparison to the analogous performance criteria of other publicly-traded companies (that are selected for such comparison purposes by the Committee).

Further, the Committee may provide in the terms of an award granted under the 2007 Long Term Plan that, in determining whether any of the above listed performance criteria has been attained, certain special or technical factors shall be ignored or, conversely, taken into account, in whole or in part. Such special factors may include, but are not limited to, the gain, loss, or other impact of any one or more of the following: (i) changes in generally accepted accounting principles; (ii) an extraordinary event; (iii) nonrecurring events; (iv) the disposition of a business, in whole or in part, the sale of investments or non-core assets, or discontinued operations, categories, or segments of businesses; (v) claims and/or litigation and insurance recoveries relating to claims or litigation; (vi) the impairment of tangible or intangible assets; (vii) restructuring activities, including reductions in force; (viii) investments or acquisitions; (ix) political and legal changes that impact operations, as a consequence of war, insurrection, riot, terrorism, confiscation, expropriation, business interruption, or similar events; (x) natural catastrophes; (xi) currency fluctuations; (xii) the issuance of stock options and/or other stock-based compensation; (xiii) the early retirement of debt; and/or (xiv) the conversion of convertible debt securities.

6. Change in Control. In the event a change in control of the Company (as is defined in the terms of the 2007 Long Term Plan) occurs, then, in general terms and among other things (unless otherwise prescribed by the terms of the applicable award): (i) all then outstanding stock options and SARs that were granted under the plan will become exercisable in full; (ii) the restrictions still then in force and applicable to any common shares that have been awarded under the plan as restricted stock shall lapse; and (iii) any performance share, share-based performance unit, and nonshare-based performance unit awards granted under the plan shall become payable at the maximum payment amount that was attainable under such awards if all performance goals and other criteria or conditions applicable to the awards were satisfied.

In addition, unless otherwise prescribed by the Committee in an award, in the event of a change in control of the Company, the Committee will have discretion (i) to pay in cash (in lieu of the right to exercise) the then value of any then outstanding stock option or SAR provided that the then fair market value of the common shares that are subject to such option or SAR exceeds such option's or SAR's purchase price or grant price as to such shares and (ii) to pay in cash (instead of in common shares) the then value of any then outstanding performance share, share-based performance unit, and nonshare-based performance unit awards.

7. Adjustments for Stock Dividends, Stock Splits, and Other Corporate Transactions. In the event of any change affecting the Common Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change in the Company, or any distributions to common shareholders of the Company other than cash dividends, the Committee will make such adjustments in the aggregate number or class of Common Shares which may be distributed under the 2007 Long Term Plan and in the number, class, and purchase, grant, or other price of shares on which the outstanding awards granted under the plan are based as it determines to be necessary or appropriate to prevent any rights provided under the plan and its awards from being enlarged or diluted by such event.

8. Fair Market Value of Common Shares. For purposes of the 2007 Long Term Plan, the fair market value of a common share on any date shall generally be deemed to be the closing price of a common share on the NYSE on such date (or, if no trading in any stocks occurred at all on such exchange on such date, on the next subsequent date on which trading of stocks occurred on such exchange). If, however, common shares are not listed or traded at all on the NYSE on any date as of which a common share's fair market value is needed to be determined for purposes of the plan, then the fair market value of a common share on such date will be determined by the Committee in good faith.

9. Amendment and Termination. The 2007 Long Term Plan may generally be amended or terminated by the Board, provided that no such action shall impair the rights of an employee with respect to a previously granted award without the employee's consent.

However, the 2007 Long Term Plan provides that no amendment to the plan shall be made without approval of the Company's shareholders: (i) if such amendment would increase the total number of common shares reserved for issuance under all awards that may be granted under the plan; (ii) if such amendment would change the class of employees eligible for awards under the plan; (iii) if such amendment would increase the total number of shares reserved for issuance under all ISOs that may be granted under the plan; or (iv) if such amendment would make any other change in the plan that is required by applicable law to be approved by the Company's shareholders in order to be effective.

Further, the purchase, grant, or other similar price applicable to any award granted under the 2007 Long Term Plan, including a stock option or a SAR granted under the plan, cannot be reduced by any amendment to the award, by the cancellation of the award and the granting of a new award, or by any other means unless such reduction is approved by the Company's shareholders.

10. Federal Income Tax Consequences. The following describes, in very general terms, the federal income tax consequences arising with respect to awards granted under the 2007 Long Term Plan.

A stock option or SAR that is granted to an employee will generally create no tax consequences for the employee or the Employer at the time of the grant of the award. Further, the employee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Employer will receive no deduction when an ISO is exercised. Upon exercising any other stock option (an option that is not an ISO) or a SAR, however, the employee generally must recognize ordinary compensation income equal to the amount by which the fair market value of the common shares that are subject to the portion of the option or SAR being exercised, as determined on the date of exercise, exceeds the purchase or grant price of such common shares, and the Employer will be entitled to a deduction for the same amount.

The treatment to an employee of a disposition of common shares acquired through the exercise of a stock option or a SAR depends on how long the common shares have been held and on whether such common shares were acquired by exercising an ISO or by exercising an option that is not an ISO or a SAR. Generally, there will be no tax consequence to the Employer in connection with a disposition of common shares acquired under a stock option except that the Employer may be entitled to a deduction in the case of a disposition of common shares acquired under an ISO before certain holding periods have been satisfied.

With respect to a restricted stock, performance share, share-based performance unit, or nonshare-based performance unit award granted under the 2007 Long Term Plan to an employee, the employee generally must recognize ordinary compensation income equal to the fair market value of the common shares or other property or benefits provided under the award at the first time such Common Shares or other property or benefits are not subject to a substantial risk that they will be forfeited or not become payable; and the Employer will be entitled then to a deduction for the same amount.

In certain cases, such as an award to an employee of restricted stock, the employee may have the right under Section 83(b) of the Internal Revenue Code to elect to recognize as ordinary compensation income the value of the award when issued instead of when no further substantial risk of forfeiture exists with respect to the award. In the event of such an election, the Employer will be entitled to a deduction for such value at the same time.

With respect to a non-restricted stock award granted under the 2007 Long Term Plan to an employee, the employee generally must recognize ordinary compensation income equal to the fair market value of the common shares received under the award at the time it is received; and the Employer will be entitled to a deduction for the same amount.

The foregoing tax rules may be slightly adjusted for an award granted to an employee who is subject to Section 16 of the Securities Exchange Act of 1934.

11. Miscellaneous. The 2007 Long Term Plan generally requires that any purchase price or tax withholding obligations that apply to an employee with respect to an award granted under the plan to him or her must be satisfied by the employee when the award is exercised or when the award's benefits become payable or are no longer subject to a substantial risk of forfeiture. The plan gives several different methods that the Committee can use or permit to ensure that such purchase price and tax withholding requirements are satisfied.

Any award granted under the 2007 Long Term Plan to an employee who is, at the time of the award, an employee of a corporation that is not the Company but is part of the Employer may be based on common shares of such other corporation. In such case, all of the provisions of the plan and this discussion, including the common share limits noted above, apply to such award in the same manner as if such other corporation's shares were common shares of the Company.

Further, in no event shall the Company ever be obligated to issue or deliver any common shares in connection with an award granted under the 2007 Long Term Plan unless and until the Company determines that such issuance or delivery will not constitute a violation of the provisions of any applicable law (or regulation issued under such law) or the rules of any securities exchange on which common shares are listed.

Recommendation

Approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan requires the affirmative vote of the holders of a majority of the common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class, present or represented at the annual meeting, in person or by proxy, and entitled to vote on this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered shares present and entitled to vote on the shareholder proposal and will not have a positive or negative effect on the outcome of this proposal.

The Board unanimously recommends a vote FOR the approval of the Cincinnati Bell Inc. 2007 Long Term Incentive Plan.

Effect of Management Vote on Proposal

Because the directors and officers of the Company own beneficially 9.1 million common shares, or 3.7% of the outstanding voting securities, their votes are not likely to have a material impact on whether or not the proposal is adopted.

APPROVAL OF THE CINCINNATI BELL INC. 2007 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS
(Item 4 on the Proxy Card)

The Board of Directors recommends that the shareholders approve a stock option and restricted stock plan for non-employee directors, the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors (the "2007 Directors Plan"). The proposed 2007 Directors Plan is intended to replace the Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors since it expires in April 2007. **THE FULL TEXT OF THE PROPOSED 2007 DIRECTORS PLAN IS SET FORTH IN APPENDIX B OF THIS PROXY STATEMENT AND THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH TEXT.**

The purposes of the 2007 Directors Plan are (i) to attract and retain the services of experienced and knowledgeable independent directors of the Company for the benefit of the Company and its shareholders and (ii) to provide further incentive for such directors to continue to work for the best interests of the Company and its shareholders. The plan will, if approved by the Company's shareholders, be effective as of May 3, 2007.

The principal provisions of the 2007 Directors Plan are as follows.

1. Administration. The 2007 Directors Plan will be administered by the Board. Subject to the limits and terms of the plan, the Board (i) makes awards under the plan, (ii) interprets the terms of the plan, and (iii) performs all other administrative actions necessary for the plan.

2. Outside Directors Eligible to Receive Awards. Only a member of the Board who is not an employee of the Company or any subsidiary of the Company (an "Outside Director") is eligible to be granted an award under the 2007 Directors Plan. There are at present eight Outside Directors eligible to participate in the 2007 Directors Plan.

3. Types of Awards. The awards to be granted under the 2007 Directors Plan may consist of (i) stock options and/or (ii) restricted stock. No award may be granted under the plan after May 2, 2017.

(a) A stock option represents an option to purchase, over a certain time period not to exceed ten years, a number of common shares at a fixed purchase price. The fixed purchase price of any common share acquired under any stock option shall not be less than 100% of the fair market value of a common share on the grant date of the option. No stock option granted under the plan may be an ISO.

(b) Restricted stock constitutes common shares that may not be disposed of by the Outside Director to whom they are awarded until certain restrictions lapse (and that will ultimately be forfeited to the extent such restrictions are not satisfied). In general, and subject to certain exceptions in the plan, such restrictions will not lapse in full unless the Outside Director serves as a director of the Company for at least three years after the award's grant or unless the Outside Director's service as a Company director ends in special circumstances (such as his or her death, disability, or retirement after attaining the age of 68). The restrictions that apply to any restricted stock award may lapse as to a portion of the common shares subject to the award if the Outside Director meets some but not all of the imposed restrictions. Unless the Board shall otherwise determine, the recipient of restricted stock shall have all rights of a shareholder of the Company with respect to the restricted common shares, including the right to vote and to receive cash dividends.

4. Grants of Awards. The 2007 Directors Plan provides that, except as noted below, each individual who first becomes an Outside Director on or after the effective date of the plan will automatically receive an option to purchase 25,000 common shares on the first day of his or her first term in office.

Further, except as noted below, on the date of each annual meeting of shareholders of the Company that occurs on or after the effective date of the plan, each Outside Director will automatically receive under the 2007 Directors Plan an option for 9,000 common shares, provided that such Outside Director first became an Outside Director prior to such annual meeting and continues as such a director subsequent to such annual meeting.

The Board may, in their discretion and in accordance with the purposes noted below, (i) change any stock option award to be a stock option for a larger or smaller number of common shares than is otherwise indicated for such option when originally granted and/or (ii) grant a restricted stock award to an Outside Director on any date that he or she would otherwise receive a stock option under the plan.

The Board shall exercise its discretion when taking any action described above with the intent that the awards it changes or makes under such action, together with other compensation provided the Outside Directors that is either paid in the form of common shares or has its value determined in relation to the value of common shares ("equity-based compensation"), provides equity-based compensation for the Outside Directors that each year is approximately equal to the median level of the value of equity-based compensation provided by a group of comparable peer group companies to their non-employee directors.

5. Shares Reserved For Issuance. Subject to adjustment in the case of certain changes in the capital structure of the Company, the following limits apply to the number of common shares that may be issued or paid under or with respect to awards granted under the 2007 Directors Plan:

(a) The maximum number of common shares which may be issued or paid under or with respect to all of the awards (considered in the aggregate) granted under the plan during the plan's entire existence shall be equal to 1,000,000 common shares.

(b) The maximum number of common shares which may be issued or paid under or with respect to all stock options (considered in the aggregate but separately from all restricted stock awards) granted under the plan during the plan's entire existence shall be equal to 1,000,000 common shares.

(c) The maximum number of common shares which may be issued or paid under or with respect to all restricted stock awards (considered in the aggregate but separately from all stock option awards) granted under the plan during the plan's entire existence shall be equal to 300,000 common shares.

6. Change in Control. In the event a change in control of the Company (as is defined in the terms of the 2007 Directors Plan) occurs, then, in general terms and among other things (unless otherwise prescribed by the terms of the applicable award): (i) all then outstanding stock options that were granted under the plan will become exercisable in full; and (ii) the restrictions still then in force and applicable to any common shares that have been awarded under the plan as restricted stock shall lapse.

In addition, unless otherwise prescribed by the Board in an award, in the event of a change in control of the Company, the Board will have discretion to pay in cash (in lieu of the right to exercise) the then value of any then outstanding stock option provided that the then fair market value of the common shares that are subject to such option exceeds such option's purchase price as to such shares.

7. Adjustments for Stock Dividends, Stock Splits, and Other Corporate Transactions. In the event of any change affecting the common shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change in the Company, or any distributions to common shareholders of the Company other than cash dividends, the Board will make such adjustments in the aggregate number or class of common shares which may be distributed under the 2007 Directors Plan and in the number, class, and purchase or other price of shares on which the outstanding awards granted under the plan are based as it determines to be necessary or appropriate to prevent any rights provided under the plan and its awards from being enlarged or diluted by such event.

8. Fair Market Value of Common Shares. For purposes of the 2007 Directors Plan, the fair market value of a common share on any date shall generally be deemed to be the closing price of a common share on the NYSE on such date (or, if no trading in any stocks occurred at all on such exchange on such date, on the next subsequent date on which trading of stocks occurred on such exchange). If, however, common shares are not listed or traded at all on the NYSE on any date as of which a common share's fair market value is needed to be determined for purposes of the plan, then the fair market value of a common share on such date will be determined by the Board in good faith.

9. Amendment and Termination. The 2007 Directors Plan may generally be amended or terminated by the Board, provided that no such action shall impair the rights of an Outside Director with respect to a previously granted award without the Outside Director's consent.

However, the 2007 Directors Plan provides that no amendment to the plan shall be made without approval of the Company's shareholders: (i) if such amendment would increase the total number of common shares reserved for issuance under all awards that may be granted under the plan; (ii) if such amendment would change the class of persons eligible for awards under the plan; or (iii) if such amendment would make any other change in the plan that is required by applicable law to be approved by the Company's shareholders in order to be effective.

Further, the purchase or other similar price applicable to any award granted under the 2007 Directors Plan, including a stock option granted under the plan, cannot be reduced by any amendment to the award, by the cancellation of the award and the granting of a new award, or by any other means unless such reduction is approved by the Company's shareholders.

10. Federal Income Tax Consequences. The following describes, in very general terms, the federal income tax consequences arising with respect to awards granted under the 2007 Directors Plan.

A stock option that is granted to an Outside Director will generally create no tax consequences for the employee or the Company at the time of the grant of the award. Further, upon exercising any stock option, the Outside Director generally must recognize ordinary income equal to the amount by which the fair market value of the common shares that are subject to the portion of the option being exercised, as determined on the date of exercise, exceeds the purchase price of such common shares, and the Company will be entitled to a deduction for the same amount.

The treatment to an Outside Director of a disposition of common shares acquired through the exercise of a stock option depends on how long the common shares have been held. Generally, there will be no tax consequence to the Company in connection with a disposition of common shares acquired under a stock option.

With respect to a restricted stock award granted under the 2007 Directors Plan to an Outside Director, the Outside Director generally must recognize ordinary income equal to the fair market value of the common shares provided under the award at the first time such common shares are not subject to a substantial risk that they will be forfeited; and the Company will be entitled to a deduction for the same amount.

In certain cases, such as an award to an Outside Director of restricted stock, the Outside Director may have the right under Section 83(b) of the Internal Revenue Code to elect to recognize as ordinary income the value of the award when issued instead of when no further substantial risk of forfeiture exists with respect to the award. In the event of such an election, the Company will be entitled to a deduction for such value at the same time.

The foregoing tax rules may be slightly adjusted for an award granted to an Outside Director who is subject to Section 16 of the Securities Exchange Act of 1934.

11. Miscellaneous. The 2007 Directors Plan generally requires that any purchase price or tax withholding obligations that apply to an Outside Director with respect to an award granted under the plan to him or her must be satisfied by the Outside Director when the award is exercised or when the award's common shares are no longer subject to a substantial risk of forfeiture. The plan gives several different methods that the Board of Directors can use or permit to ensure that such purchase price and tax withholding requirements are satisfied.

In no event shall the Company ever be obligated to issue or deliver any common shares in connection with an award granted under the 2007 Directors Plan unless and until the Company determines that such issuance or delivery will not constitute a violation of the provisions of any applicable law (or regulation issued under such law) or the rules of any securities exchange on which common shares are listed.

Recommendation

Approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors requires the affirmative vote of the holders of a majority of the common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class, present or represented at the annual meeting, in person or by proxy, and entitled to vote on this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered shares present and entitled to vote on the shareholder proposal and will not have a positive or negative effect on the outcome of this proposal.

The Board unanimously recommends a vote FOR the approval of the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors.

Effect of Management Vote on Proposal

Because the directors and officers of the Company own beneficially 9.1 million common shares, or 3.7% of the outstanding voting securities, their votes are not likely to have a material impact on whether or not the proposal is adopted.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the end of 2006 regarding securities of the Company to be issued and remaining available for issuance under the equity compensation plans of the Company.

Plan Category	Number of securities to be issued upon exercise of stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, awards, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	22,396,485 (1)	$10.29	33,844,032
Equity compensation plans not approved by security holders	191,442 (2)	—	—
Total	22,587,927	$10.29	33,844,032 (3)

(1) Includes 21,152,942 outstanding stock options not yet exercised, 253,199 shares of time-based restricted stock and 990,344 shares of performance-based awards, restrictions on which have not yet expired. Awards were granted under various incentive plans approved by the Company's shareholders. For performance-based awards, it is assumed that 100% of target is achieved, in the event of 110% or more of target is achieved, then an additional 674,300 shares will be issued.

(2) The shares to be issued relate to deferred compensation in the form of previously received special awards and annual awards to non-employee directors pursuant to the "Deferred Compensation Plan for Outside Directors." From 1997 through 2004, the directors received an annual award equal to the equivalent of a number of common shares (250 common shares in 1997, 500 common shares in 1998, 1,163 common shares in 1999, 1,500 common shares from 2000 to 2004) and for the years commencing January 2005, the award is in the amount of the equivalent number of common shares set by the Board in its discretion, which was 6,000 shares in 2005 and 2006. As a result of a plan amendment effective as of January 1, 2005 that requires the payout of all annual awards to be made in cash, the number of shares to be issued pursuant to the plan as of December 31, 2006 was reduced to approximately 42,000. The plan provides that all awards are payable provided that such non-employee director completes at least five years of active service as a non-employee director or if he or she dies while a member of the Board.

(3) As noted above, this amount reflects the number of securities available for future issuance as of December 31, 2006. Two of the Company's equity compensation plans, the Cincinnati Bell Inc. 1997 Long Term Incentive Plan and the Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors, expire in April 2007 and 29,794,886 securities included above will no longer be available for issuance under such plans at that time. The remaining amount is attributable to an equity compensation plan that was inherited in connection with the Company's acquisition of IXC Communications in 1999. Although the IXC plan will remain open to service some outstanding options until its expiration in 2008, the Company does not intend to issue any additional securities under the IXC plan. If the replacement plans being voted upon at the Annual Meeting are approved by the shareholders, an additional 9,000,000 securities will be available for issuance under equity compensation plans approved by shareholders.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common shares as of March 5, 2007 (except as otherwise noted) by each beneficial owner of more than five percent (5%) of the common shares outstanding known by the Company. No beneficial owner owns more than five percent (5%) of the $6^3/_4$% Cumulative Convertible Preferred Shares.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned as of March 5, 2007 (unless otherwise noted)	Percent Of Common Shares
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	25,118,513 (a)	10.1% (a)

(a) As reported on Schedule 13G filed on January 23, 2006 by Barclays Global Investors, N.A., as of December 31, 2006, Barclays Global Investors, N.A. had sole voting power for 15,729,056 common shares and sole dispositive power for 17,458,822 common shares and Barclays Global Fund Advisors had sole voting power and sole dispositive power for 7,659,691 common shares.

The following table sets forth the beneficial ownership of common shares and $6^3/_4$% Cumulative Convertible Preferred Shares as of March 5, 2007 (except as otherwise noted) by (i) each director and each executive officer named in the Summary Compensation Table on page 47, and (ii) all directors and executive officers of the Company as a group.

Unless otherwise indicated, the address of each director and executive officer is c/o Cincinnati Bell at the Company's address.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned as of March 5, 2007 (unless otherwise noted) (a)	Percent Of Common Shares (c)	6¾% Cumulative Convertible Preferred Shares Owned as of March 5, 2007 (d)	Percent of 6¾% Cumulative Convertible Preferred Shares (d)
Bruce L. Byrnes	107,155	*	—	—
Michael W. Callaghan	714,639	*	—	—
John F. Cassidy	4,420,422	1.8%	—	—
Phillip R. Cox	89,986	*	—	—
Rodney D. Dir	364,294	*	—	—
Robert W. Mahoney	43,000	*	—	—
Daniel J. Meyer	99,000	*	—	—
Michael G. Morris	77,497	*	—	—
Brian A. Ross	942,057	*	—	—
David B. Sharrock	90,052	*	—	—
Alex Shumate	34,000	*	—	—
Christopher J. Wilson	302,889	*	—	—
John M. Zrno	1,204,050 (b)	*	—	—
All directors and executive officers as a group (consisting of 18 persons, including those named above)	9,085,964	3.7%	25	*

* indicates ownership of less than 1% of issued and outstanding shares.

(a) Includes common shares subject to outstanding options under the Cincinnati Bell Inc. 1997 Long Term Incentive Plan and the Directors Stock Option Plan that are exercisable by such individuals within 60 days. The following options are included in the totals: 52,000 common shares for Mr. Byrnes; 711,500 common shares for Mr. Callaghan; 3,696,750 common shares for Mr. Cassidy; 86,925 common shares for Mr. Cox;

300,000 common shares for Mr. Dir; 43,000 common shares for Mr. Mahoney; 88,000 common shares for Mr. Meyer; 52,000 common shares for Mr. Morris; 811,400 common shares for Mr. Ross; 83,250 common shares for Mr. Sharrock; 34,000 common shares for Mr. Shumate; 255,050 common shares for Mr. Wilson; and 1,199,050 common shares for Mr. Zrno.

(b) Includes 5,000 common shares held by the Zrno Family Limited Partnership.

(c) These numbers are based upon 247,620,311 common shares issued and outstanding as of the Record Date.

(d) These numbers represent 6¾% Convertible Preferred Shares. In the aggregate, the 155,250 issued and outstanding 6¾% Convertible Preferred Shares are represented by 3,105,000 Depositary Shares and each 6¾% Convertible Preferred Share is represented by 20 Depositary Shares.

Any general statement that incorporates this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 shall not be deemed to incorporate by reference this Compensation Committee Report on Executive Compensation and related disclosure. Except to the extent the Company specifically incorporates such Report and related disclosure by reference, this information shall not otherwise be deemed to have been filed under such Acts.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Cincinnati Bell Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

COMPENSATION COMMITTEE

Michael G. Morris, Chairman
Bruce L. Byrnes
Phillip R. Cox
Daniel J. Meyer
David B. Sharrock

COMPENSATION DISCUSSION AND ANALYSIS

General

This Compensation Discussion and Analysis will focus on:

- The philosophy and objectives of the Company executive compensation program.
- An explanation of the goals that the executive compensation program is designed to reward.
- A description of each of the elements of the executive compensation program.
- An explanation of why the Compensation Committee selected the elements of compensation.
- An explanation of how the Compensation Committee determines the amounts and formulas for pay.
- How each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affected decisions regarding other elements.

Compensation Program Objectives

The Company's compensation program follows the following primary philosophy and objectives:

- Compensation must be competitive with other companies to attract and retain high-quality executives.
- A significant portion of total executive compensation should be "at risk" and tied to the achievement of specific short-term and long-term performance objectives, principally the Company's earnings and the performance of the Company's common shares, thereby linking executive compensation with the returns realized by shareholders.
- Compensation should provide a balance across each executive's base salary and short-term and long-term incentive components appropriate to the current and long-term goals and strategy of the Company.
- Compensation should award achievement of the Company's present and longer-term strategy, which is to "de-lever, defend and grow:"
  - **De-lever** — the Company's generation of cash flow to repay and reduce its outstanding indebtedness.
  - **Defend** — the Company's defense from incursions by its competitors of its products and services offerings in all of its market areas.
  - **Grow** — the Company's pursuit of new product and service offerings as well as expansion into new markets.

Compensation Elements and General Principles

There are three elements to the Company's executive compensation program:

- Fixed compensation — Base salary
- "At-risk" annual compensation — Annual incentives paid in cash
- "At-risk" long-term compensation — Long-term incentives that are equity awards delivered in the form of stock options and performance units, which vest over time and represent a significant portion of the executive's total compensation

The Company provides these three forms of compensation to reflect competitive practices, to be consistent with its business objectives and to provide an appropriate reward for achieving short and long-term goals related to the Company's current strategy to defend, de-lever and grow, which should lead to increased shareholder value.

Determining the Amount of Compensation

To determine appropriate ranges of compensation for executives, the Compensation Committee benchmarks the Company's compensation to make certain that it is in a competitive range and that an appropriate portion of an executive's compensation is "at risk"; that is, subject to payment only if the Company obtains certain quantitative results and the individual achieves certain qualitative results. The Compensation Committee has retained Mr. Charles Mazza, an independent compensation consultant, to assist it in its deliberations. In addition, the Company retains Towers Perrin, a compensation consulting firm, to conduct a study of market place compensation and practices. Towers Perrin obtains, compiles and supplies to the Company and the Compensation Committee competitive compensation information. This information covers two groups:

- The first peer group consists of 19 telecommunications companies. The Company, in consultation with Mr. Mazza, reviews the companies in this group to make certain their inclusion is appropriate, and the Compensation Committee, after review, approves the peer group. The telecommunications peer group currently includes:
  - Alltel Corp.
  - AT&T
  - BellSouth Corp.
  - CenturyTel Inc.
  - Charter Communications Inc.
  - Citizens Communications Co.
  - Comcast Corp.
  - Global Crossing Ltd.
  - Iowa Telecommunications Services Inc.
  - Level 3 Communications Inc.
  - Mediacom Communications Corp.
  - Qwest Communications International
  - Sprint Nextel Corp.
  - Telephone & Data Systems
  - Time Warner
  - United States Cellular
  - USA Mobility Inc.
  - US LEC Corp.
  - Verizon
- The second peer group is comprised of 112 companies across many industries with annual revenues between $1 billion to $3 billion and are representative of compensation practices across many industries.

In establishing its compensation programs, the Company evaluates the following peer group data provided by its independent advisors:

- Base pay.
- Total target cash compensation — the sum of base pay plus target annual bonus opportunity.
- Total target direct compensation — the sum of base pay plus target annual bonus opportunity plus target long-term incentive opportunity.

Since executive compensation is correlated with a company's annual revenue, the Company, in consultation with its outside advisors, adjusts the compensation pay data to take into account differences in revenue among companies using a statistical technique called "regression analysis." Applying this technique at a market 50th percentile against the Company's annual revenue, Towers Perrin produces a suggested level of compensation for each executive officer position whose compensation is assessed and set by the Compensation Committee and/or the full Board in the case of the Chief Executive Officer.

The Company uses the market 50th percentile for setting its executive officer compensation for two reasons:

- Benchmarking at market 50th percentile is consistent with the practice followed by a majority of companies.
- Targeting base compensation levels at the 50th percentile allows the Company to place a higher proportion of the executive's compensation at risk. The Company and the Compensation Committee believe this is consistent with the concept of "pay for performance."

Market data provide only a baseline of competitive pay information for the Company and the Compensation Committee. The Compensation Committee considers other factors such as past and current pay levels, internal equity considerations and performance when setting compensation levels for each executive.

The Compensation Committee also wants to ensure that each executive has a significant percentage of compensation "at risk." Using the benchmark data, input from its own independent consultant as well as from Company management (primarily the Chief Executive Officer and Vice President of Human Resources & Administration), the Committee allocates total target direct compensation among base salary, annual bonus and long-term incentive compensation. For 2006, the Chief Executive Officer's base salary represented approximately 45% of total target cash compensation and approximately 19% of total target direct compensation. For the other executive officers named in this proxy statement, their base salary represented between 54% and 69% of total target cash compensation and between 31% and 54% of total target direct compensation. Based on marketplace practices, combined with the Compensation Committee members' collective experience, the Compensation Committee believes that this allocation of pay between base pay and short term and long term incentive compensation provides a fair balance. It results in a base rate of pay that considers the external market, internal equity and the executive's individual performance, an appropriate incentive to achieve objectives set for the current year while also providing a significant incentive that requires the executives to make decisions that are intended to sustain attainment of business objectives over the longer term.

As part of the process for setting compensation for 2007 and future years, the Compensation Committee, in late 2006, began reviewing "tally sheets" for each of the executives. Tally sheets provide the Compensation Committee with detailed information, as of a given date, about each executive's current compensation (including the annualized value of any applicable benefit programs), a current accounting of the value of accrued/vested pay that includes the value of shares of Company stock owned by the executive, the value of any vested stock options and any other forms of equity, the vested value of any retirement benefits provided by the Company, and pay and/or benefits triggered under a variety of employment termination scenarios. This provides additional context for the Compensation Committee in setting future pay levels.

Determination of Amounts for Each Compensation Element

Base salary

An executive's base salary is determined by an assessment of his/her performance against his/her individual job responsibilities, the executive's effectiveness in identifying and developing future management talent, and such other factors as the Chief Executive Officer or the Compensation Committee deems relevant for such individual executive, all of which are considered in relation to the 50th percentile market base salary data for such position provided in the Towers Perrin information.

For all positions other than Chief Executive Officer, the Chief Executive Officer recommends such other executives' base salary, and the Committee considers such recommendations and determines the base salaries.

Similarly, the Company's Chairman of the Board solicits input from each of the other Directors regarding the Chief Executive Officer's performance during the year. In executive session, the Chairman of the Board provides the Committee with a summary of the input received for further discussion. The Compensation Committee's independent consultant reviews the annual executive compensation study for the Chief Executive Officer's position. Based on these factors, the Committee determines what adjustments in base salary to recommend for approval to the full Board.

Annual Incentive

Payments under the Company's annual incentive plan are tied to:

(i) the Company's level of achievement of (a) earnings before interest, taxes, depreciation and amortization ("EBITDA") and (b) revenues and

(ii) the executive's individual performance.

The Company has selected these measures because it believes that investors use these measures to evaluate financial performance and because they also indicate the level of success with its strategy to de-lever, defend and grow. EBITDA is a common measure of the profitability employed in the telecommunications and other capital-intensive industries. To compute the annual bonus for each executive, the Company uses reported revenue and EBITDA. The Compensation Committee and the Board review and approve these calculations. In conjunction, it may adjust the calculated result and/or goal amount for a change in business direction or an unanticipated event.

For 2006, the Compensation Committee allocated the annual incentive targets as follows:

- 40% for attainment of the EBITDA goal
- 40% for attainment of the revenue goal
- 20% for individual performance

The Board approved both the revenue and EBITDA goals for the annual incentive plan. The results for 2006 as adjusted by the Compensation Committee for changes in business direction or unanticipated events were as follows:

- Actual EBITDA was $447.2 million* vs. a goal of $460.3 million, which was 97.1% of goal
- Actual revenue was $1,270.1 million vs. a goal of $1,230.9 million, which was 103.2% of goal

The EBITDA and revenue goals are assessed independently of each other and are scaled above and below their respective targets in the manner set out below.

Percentage of Criterion Achieved	Percentage of Target Paid	Percentage of Total Annual Incentive Paid
Below 95%	0%	.0%
95%	50%	20%
100%	100%	40%
120% or greater	200%	80%

If a certain minimum percentage of the target goal is not obtained, no portion of the executive's annual incentive for that criterion is paid and, if the executive's targeted goal is exceeded, a larger percentage (up to 200%) of the target bonus is paid. For example, if 95% of the EBITDA target was reached, an executive would be paid 50% of the EBITDA target goal or 20% (50% x 40%) of the annual incentive target for that portion of the executive's incentive.

After the determination of the amount an executive has earned pursuant to the EBITDA and revenue criteria, the Compensation Committee then considers that executive's individual performance. The Chief Executive Officer provides the Compensation Committee with his assessment of each executive's individual performances. Subjectively, without a specific weighting of each factor, the Chief Executive Officer's assessment includes, depending on the executive, a consideration of financial, strategic, operational/organizational and personal performance.

At the Compensation Committee's regularly scheduled meeting on January 26, 2007, the Chief Executive Officer presented his assessment of each of the executive's individual performance and recommended an award for the final 20% of their bonus that is based on individual performance. The amounts awarded for 2006 to the named executive officers, also shown in the Summary Compensation Table, which was slightly above target for Mr. Dir, in excess of target bonus for Mr. Ross and approximately at target for Mr. Wilson reflect individual variation in the assessment of the individual performance portion of the bonus by the Chief Executive Officer. The Compensation Committee approved final bonus amounts as follows:

- Rodney D. Dir — $265,610
- Michael W. Callaghan — $91,350
- Brian A. Ross — $345,695
- Christopher J. Wilson — $126,500

The Compensation Committee then met in executive session to consider Mr. Cassidy's individual performance for 2006. The Compensation Committee evaluated the information obtained from the other directors concerning the Chief Executive Officer's individual performance, based on a discussion led by the Chairman of the Board, which included succession planning, overall development of the Company leadership team and community involvement/relationships. The Compensation Committee has wide latitude in evaluating the Chief

* Adjusted EBITDA for bonus calculation purposes only.

Executive Officer's performance and may recommend to the full Board a discretionary increase or decrease to the Chief Executive Officer's final incentive award as the Compensation Committee believes is warranted. The Compensation Committee recommended to the full Board that Mr. Cassidy be awarded a bonus for 2006 of $887,004, which was above Mr. Cassidy's target bonus for 2006. The above target bonus reflects the level of attainment against the Revenue and EBITDA goals set and the Compensation Committee's and full Board's assessment of Mr. Cassidy's individual performance during the year. The full Board approved the award.

Long-term incentives

Long-term incentives are intended to emphasize that the Company's executives need to focus on and achieve the long-term business goals of the Company. Additionally, long-term incentive awards also aid the development and retention of top management through share ownership and recognition of future performance. An executive's realization of his/her long-term incentive means that the Company has also performed in accordance with plan over a long-term period.

The Company's long-term incentives consist principally of stock options and performance-based awards granted under the Company's long-term incentive plan. The Compensation Committee has divided the total long-term incentives approximately equally between stock option grants and performance unit grants because such an allocation enables the Company to compensate executive management based upon a combination of stock price appreciation and operating results that are consistent with its long-term business strategy. Stock options directly align the executive's interest with the shareholders' interest because any actual realized value derived from stock options requires appreciation in the Company stock price, whereas performance units vest and are convertible into common stock based upon the attainment of specific objectives. Gains from prior awards, in the Company's and Compensation Committee's view, have been relatively modest and were not a factor in setting long-term incentive grants in 2006. Additionally, long-term incentives are not included in the Company's retirement program for any purpose, including calculating any retirement benefits the executive may be entitled to when he or she leaves the employ of the Company.

Stock options

The Company grants stock options at the fair market value of the Company's common shares on the date of grant, which are outstanding for a ten year period. The "fair market value" of the Company's common shares on the date of grant is defined in its 1997 Long Term Incentive Plan as the average of the high and low traded price of the stock on the NYSE on the date of grant. The Compensation Committee has a long-standing practice of making its annual grants of stock options at their December meeting.

The Compensation Committee (and in the case of the Chief Executive Officer, the full Board) grants stock option awards based upon a review of peer company practices and each executive's performance (as well as the Chief Executive Officer's recommendations concerning the other executives). To incent the executives to achieve the Company's long-term goals, the awards vest over a three-year period with a percentage of the award vesting each year. The Compensation Committee noted that prior grants have exercise prices approximating this year's grants, and, therefore, the prior grants had no material effect on the grant amounts awarded this year since equity appreciation from earlier grants has been very modest.

Performance Plan

Performance-based awards, which are paid in shares of common stock, are based on the achievement of specific Company quantitative goals over a three-year performance period. They are granted during the first quarter of each calendar year following finalization and approval by the full Board of the one-year, two-year cumulative and cumulative three-year financial goal(s) for the next three-year period. For the 2005 – 2007 (which target awards were made as restricted shares) and 2006 – 2008 periods (which target awards were made as performance units), the Compensation Committee (and the full Board in the case of the Chief Executive Officer) established a criterion of adjusted free cash flow. To compute each executive's performance plan attainment, the Company adds to or subtracts from reported free cash flow certain pre-established, non-recurring, investment and financing cash flows, which include items such as financing proceeds and related fees, acquisitions, divestitures, and capital expenditures that are less than the Company's budgeted amount. Additionally, the Compensation Committee or Board may also adjust this amount for unanticipated items or changes in certain business objectives.

The Compensation Committee and the full Board have selected adjusted free cash flow as the performance measure because both believe that the Company's ability to generate strong cash flow over a sustained period is the key to continuing its de-lever, defend and grow strategy over the next several years. As noted above in the discussion on stock options, using peer data (along with the Chief Executive Officer's recommendations for the other executives), the Compensation Committee makes performance unit grants to each executive other than the CEO and makes a recommendation to the full Board with respect to the Chief Executive Officer. See page 43 for a discussion of the payment of the performance units depending on the percentage of free cash flow results achieved during each year of the three-year performance period.

For the 2005 – 2006 cumulative period under the 2005 – 2007 performance cycle, the adjusted free cash flow goal and result, was, respectively, $365 million and $347.5 million, or 95.2% of the goal. With respect to the 2006 period under the 2006 – 2008 performance cycle, the adjusted free cash flow and result, was, respectively, $147 million and $160 million, or 108.8% of the goal.

The Overall Compensation Package

The material on the foregoing pages sets forth an overview and explanation of the Company's executive compensation philosophy and how it is actually put into practice. The Company and Compensation Committee both believe that the central objective of effective compensation practice is to provide an appropriate and competitive mixture of base pay (the "fixed cost" of the program) combined with incentive compensation programs intended to create fair incentives to each executive that promotes achievement of current year goals and longer-term business strategy in a way that is complimentary to each other and closely aligned with shareholder interests. Over time, short- and long-term objectives/strategies may change, and the Company and the Compensation Committee will make changes in the various elements of compensation that they believe are responsive to these changes.

Benefits

Senior executives participate in the same pension and savings plans as all other eligible salaried and certain non-union hourly employees. These include a qualified defined benefit plan with a nonqualified provision to the extent that eligible earnings exceed the "covered compensation" limit each year. The Company funds all contributions to this plan. In addition, the Chief Executive Officer is also covered under a nonqualified supplemental retirement plan – Cincinnati Bell Pension Program ("SERP"), which the Company also fully funds. Provided Mr. Cassidy attains the age of 55 and has at least ten years of service, the SERP provides the Chief Executive Officer with a benefit equal to 50% of the average of the highest 36 months of compensation during his last five years of employment. The calculated benefit is reduced for benefits payable from both the qualified defined benefit plan and the nonqualified provision within such plan. (The Company and Compensation Committee have determined that it is unlikely that any new participants will be added to this plan in the future.) The plans are designed to provide a reasonable level of replacement income upon retirement and provide an incentive for executives to remain with the Company for a significant portion of their career. The executives, along with all other salaried employees, participate in a 401(k) savings plan, which includes a Company matching contribution feature that vests 100% of such matching contributions in the employee's account as they are made to the plan.

Each executive participates in a broad set of benefit plans and programs, including medical, dental, vision, life, short- and long-term disability benefits and price discounts on home telephone service, on the same basis as all other salaried employees. In addition, each executive is provided with a "cafeteria – style" flexible perquisite program; that is, each executive has available to him or her a taxable annual allowance ($35,000 for Mr. Cassidy; $23,000 for Messrs. Dir, Ross and Callaghan; and $13,000 for Mr. Wilson), which the executive can use to defray expenses in connection with a wide variety of expenditures, such as tax and financial planning and automobile allowances. In addition, each of the executives has an additional $3,000 amount, which is available only to help pay for the cost of an annual executive physical examination if the executive chooses to have one. The executive does not receive any of the taxable annual allowance that is not used to obtain the services or products covered by this program, nor are they grossed up for any related income tax liability.

The Company established the flexible perquisite program many years ago in order to be competitive with the market place practice. The Company and Compensation Committee believe the current program is modest and reasonable. See page 51 for a more detailed discussion of this program and the benefits covered by it.

The Company believes that the various benefit plans and programs provided are consistent with predominant U.S. employment practices and are necessary to attract and retain executive talent.

Proxy Executive Compensation

The Compensation Committee established 2007 compensation for the proxy executives at its regularly scheduled December 2006 meeting using the principles and process described and explained above. The assessment of each executive's performance is detailed and both objective and subjective. Their current total compensation opportunity was compared to that of other executives in similar positions in the custom group of telecommunications companies at the 50th percentile of market pay after adjusting for differences in annual revenue of the company. Their compensation is based on both the Company's performance as well as each executive's personal performance and is designed to be aligned with the existing business strategies to de-lever, defend and grow the Company.

Mr. Cassidy reviewed each element of the individual executive's total compensation opportunity — base salary, annual bonus and long-term incentive compensation with the Compensation Committee. In addition, the Compensation Committee reviewed a tally sheet showing the value or cost of the various benefit, retirement and perquisite plan participation for each named executive officer.

Based on the principles previously discussed, Mr. Cassidy made the following recommendations, which the Compensation Committee approved, based on data from the compensation study, his assessment of individual performance and internal equity:

- Base Salary:
  - Mr. Dir's salary was increased from $300,000 to $330,000 beginning in 2007.
  - Mr. Callaghan's salary was not reviewed due to his year-end retirement.
  - Mr. Ross's salary was increased from $350,000 to $375,000 beginning in 2007.
  - Mr. Wilson's salary was increased from $250,000 to $300,000 beginning in 2007.
- Annual Bonus Target:
  - Mr. Dir's target bonus remains unchanged at 85% of base salary for 2007.
  - Mr. Callaghan's bonus target was not reviewed due to his year-end retirement.
  - Mr. Ross's target bonus was increased from 85% to 100% of base salary for 2007.
  - Mr. Wilson's target bonus remains unchanged at 50% of base salary for 2007.
- Long-Term Incentives:
  - For the 2006 fiscal year Mr. Dir was granted 50,000 performance units during the first quarter of 2006 with respect to the three-year 2006 – 2008 performance plan, which accounted for approximately 50% of Mr. Dir's long-term incentive opportunity. On December 1, 2005, the Compensation Committee granted Mr. Dir 100,000 nonqualified stock options for the 2006 fiscal year. For the 2007 fiscal year, Mr. Dir received a grant of 100,000 nonqualified stock options at the Compensation Committee's regularly scheduled December 8, 2006 meeting and, following approval of goals for the 2007 – 2009 performance unit plan, Mr. Dir received a target grant of 50,000 performance units at the Compensation Committee's January 2007 meeting.
  - Mr. Callaghan has not participated in any of the three-year performance plan cycles due to his participation in the 2003 success bonus plan. On December 1, 2005, the Compensation Committee granted Mr. Callaghan 75,000 nonqualified stock options for the 2006 fiscal year. For the 2007 fiscal year, Mr. Callaghan did not receive a grant of stock options because of his retirement on December 31, 2006.
  - For the 2006 fiscal year Mr. Ross was granted 62,500 performance units during the first quarter of 2006 with respect to the three-year 2006 – 2008 performance plan, which accounted for approximately 50%

of Mr. Ross's long-term incentive opportunity. On December 1, 2005, the Compensation Committee granted Mr. Ross 150,000 nonqualified stock options for the 2006 fiscal year. For the 2007 fiscal year, Mr. Ross received a grant of 200,000 nonqualified stock options at the Compensation Committee's regularly scheduled December 8, 2006 meeting and, following approval of goals for the 2007 – 2009 performance unit plan, Mr. Ross received a target grant of 75,000 performance units at the Compensation Committee's January 2007 meeting.

- For the 2006 fiscal year Mr. Wilson was granted 43,500 performance units during the first quarter of 2006 with respect to the three-year 2006 – 2008 performance plan, which accounted for approximately 50% of Mr. Wilson's long-term incentive opportunity. On December 1, 2005, the Compensation Committee granted Mr. Wilson 77,400 nonqualified stock options for the 2006 fiscal year. For the 2007 fiscal year, Mr. Wilson received a grant of 100,000 nonqualified stock options at the Compensation Committee's regularly scheduled December 8, 2006 meeting and, following approval of goals for the 2007 – 2009 performance unit plan, Mr. Wilson received a target grant of 50,000 performance units at the Compensation Committee's January 2007 meeting.

The Compensation Committee then met in executive session with only its independent outside consultant present, to determine the amount of Mr. Cassidy's compensation elements for 2007. The Compensation Committee reviewed its recommendations and the full Board approved those changes.

In doing so, the Compensation Committee focused its deliberations primarily on the following factors in determining Mr. Cassidy's compensation:

- The objectives of the Company's compensation programs;
- The compensation of other Chief Executive Officers in the custom group of telecommunications companies;
- The overall results achieved by the Company in a highly competitive market environment; and
- Mr. Cassidy's personal performance including succession planning and his personal involvement in community affairs in the greater Cincinnati area.

The Compensation Committee also took into consideration Mr. Cassidy's request that his current base salary remain unchanged for 2007.

As a result of the data and the deliberations, the Compensation Committee recommended, and the full Board approved, the following changes:

- Base Salary — Mr. Cassidy's base salary for 2006 was $645,000 and will remain unchanged at $645,000 for 2007.
- Annual Bonus Target — Mr. Cassidy's target bonus for 2006 was 120% of base salary and will be increased to 130% of base salary for 2007.
- Long-Term Incentives — For the 2006 fiscal year, Mr. Cassidy was granted 286,500 performance units during the first quarter of 2006 with respect to the three-year 2006 – 2008 performance plan, which accounted for approximately 50% of Mr. Cassidy's long-term incentive opportunity. In addition, the Committee also granted Mr. Cassidy 425,000 nonqualified stock options on December 1, 2005 and 85,000 stock options were granted on January 27, 2006. For the 2007 fiscal year, Mr. Cassidy received a grant of 574,350 nonqualified stock options at the Committee's regularly scheduled December 8, 2006 meeting and, following approval of goals for the 2007 – 2009 performance unit plan, Mr. Cassidy received a target grant of 298,200 performance units at the Committee's January 2007 meeting.

The value of the Company's retirement program was not considered in any of the compensation decisions made on proxy officer compensation because survey data tends to focus on those elements of pay which most directly align the interests of executives and shareholders, which the Company believes is most effectively accomplished through its short- and long-term incentive compensation programs.

Miscellaneous Items

Stock Ownership Guidelines

The Compensation Committee recognizes that executive stock ownership is an important means of aligning the interests of the Company's executives with those of its shareholders. To that end, the Compensation Committee has established the following stock ownership guidelines:

Chief Executive Officer — 3 times base salary
Other named executive officers — 1.5 times base salary

Since the personal situation of each executive may vary, the Compensation Committee has not set a specific period of time in which the ownership level must be achieved, but does expect each executive to make measurable progress on a year-over-year basis as evidenced by the number of shares owned multiplied by the fair market value of the Company's stock. Aside from the Company's actual performance from one year to the next, the price of the Company's stock price may vary due to the general condition of the general economy, which may also be reflected in the trend of the stock market. Therefore, the Compensation Committee may measure an executive's progress more on the basis of the year-over-year increase in the number of shares owned than the actual market value in relation to the executive's ownership goal. For purposes of measuring ownership, only shares owned outright by the executive (including shares owned by the executive's spouse and/or dependent children, and shares owned through the Company's savings plan and/or deferred compensation plan) are included. Shares represented by vested stock options or any other form of equity for which some condition remains to be completed before the executive has earned a right to and actually received the shares (except as may have been electively deferred to a future date) are not included in determining the executive's level of ownership.

As of February 28, 2007, Mr. Cassidy owned shares valued at approximately 125% of his ownership target of three times his base salary. In addition, as of February 28, 2007, Mr. Dir, who joined the Company in July 2005, has achieved approximately 45% of his ownership goal; Mr. Wilson has achieved approximately 46% of his ownership goal and Mr. Ross has achieved approximately 95% of his ownership goal. The ownership target changes as the executive's base salary is adjusted.

Severance/Change-in-Control Payments and Benefits

The severance and change-in-control payments and benefits described in more detail beginning on page 60 were important to ensure the retention of Mr. Cassidy and the other named executive officers at the time they were promoted to their present positions and to their continued retention. The payments and benefits are comparable to those that their predecessors in office were receiving and are reasonable and consistent with market practice. Market survey data indicates that the level of payments and benefits is comparable to that provided by other companies to employees at a similar level. Providing employment agreements to these key executives provides several advantages to the Company. These agreements give the Company the flexibility to make changes in key executive positions, if such change is determined by the Company or the Board to be in the best interests of the Company. Under the provisions of the employment agreements, the Company and the Board have the flexibility to make such a change with or without a showing of cause and the provisions of the agreements minimize the potential for litigation by establishing separation terms in advance and requiring that any dispute be resolved through an arbitration process. Additionally, the Company considers the employment agreements to be important in situations involving a possible change-in-control because they provide the executives with sufficient compensation and clarity of terms, should a change in control occur. Thus, the executives are able to devote their full attention to fairly evaluate the potential transaction and its benefit to the Company and its shareholders rather than being distracted by the transaction's possible effect on their personal employment situation. In addition, other employment termination scenarios covered by the agreements include disability, death, termination by the Company for cause, and the executive's voluntary termination.

Mr. Callaghan's employment agreement included a provision, that was amended into his agreement on February 3, 2003, whereby he was entitled to a payment equal to two times the sum of his base salary plus target bonus should he elect to terminate his employment with the Company by December 31, 2006. In addition, Mr. Callaghan was entitled to continue his medical, dental, vision and life insurance at active employee contribution rates for a two year period following his termination of employment plus payment of an additional amount equal to the present value of an additional two years of participation in the pension plan based on his base salary and target bonus in effect on his last day of employment.

Adjustments and/or Recovery of Award Payments

The Company is subject to and adheres to the requirements of Section 304 of the Sarbanes Oxley Act. Therefore, if the Company was required to restate its financial results due to any material noncompliance of the Company, as a result of misconduct with any financial reporting requirement under the securities laws, it would act promptly to recover from the Chief Executive Officer and Chief Financial Officer any bonus or other incentive-based or equity-based compensation received and/or any profits from the sale of securities of the Company during the twelve month period following the date the financial statements, that were subject to restatement, were issued.

Compensation Limitation

Section 162(m) of the Internal Revenue Code generally limits the available deduction to the Company for compensation paid to any of the Company's named executives to $1,000,000, except for performance-based compensation that meets certain technical requirements. Although the Compensation Committee considers the anticipated tax treatment to the Company and the executive officers of its compensation payments, the Compensation Committee has determined that it will not necessarily seek to limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of any person who served as the principal executive officer (John F. Cassidy) or principal financial officer (Brian A. Ross) during the fiscal year ended December 31, 2006, and the three most highly compensated persons who served as executive officers (Rodney D. Dir, Michael W. Callaghan, Christopher J. Wilson) as of December 31, 2006 (collectively, the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (c)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
John F. Cassidy .... President and Chief Executive Officer	2006	645,000	887,004	1,232,087 (a)	54,164	870,473	37,459	3,726,187
Brian A. Ross .... Chief Financial Officer	2006	350,000	345,695	220,211 (a)(b)	9,050	48,990	31,400	1,005,346
Rodney D. Dir .... Chief Operating Officer	2006	300,000	265,610	244,330 (a)	4,525	48,813	25,389	888,667
Michael W. Callaghan .... Senior Vice President — Corporate Development	2006	250,000	91,350	2,260 (b)	—	54,788	851,176	1,249,574
Christopher J. Wilson .... Vice President, General Counsel and Secretary	2006	250,000	126,500	144,043 (a)(b)	4,525	18,905	20,148	564,121

(a) The stock awards for each of the named executives, excluding Mr. Callaghan, represent the amount of FAS 123(R) expense accrued in 2006 for the 2005 – 2006 cumulative period portion of the 2005 – 2007 performance period and the 2006 period under the 2006 – 2008 performance period that was payable based on free cash flow results as of the end of 2006 for the respective periods. The expense was based on the actual payout earned and was based on the fair market value of the Company's stock on the date the grants were first made; January 28, 2005 at $4.295 per share, in the case of the 2005 – 2007 performance period and March 27, 2006 at $4.285 per share, in the case of the 2006 – 2008 performance period. Additionally, the amounts include accrued expense for the 2006 – 2007 cumulative period portion of the 2006 – 2008 performance period. For a discussion of these awards, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(b) The values also reflect the FAS 123(R) expense the Company recorded in 2006 related to time-based restricted stock awards granted to Messrs. Ross, Callaghan and Wilson on February 5, 2004 and vesting on February 5, 2006. For a discussion of valuation assumptions and methodology, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(c) The values reflect the FAS 123(R) expense the Company recorded in 2006 related to stock options granted to each of the executives on December 8, 2006, and the January 27, 2006 grant to Mr. Cassidy. For a discussion of valuation assumptions and methodology, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006. The actual stock option grants are shown in the Grant of Plan-Based Awards table on page 49.

(d) The amounts shown in this column for Messrs. Cassidy, Ross, Dir, Callaghan and Wilson represent the one-year increase in the value of their qualified defined benefit plan and nonqualified excess plan as of December 31, 2006, projected forward to age 65 for each executive with interest credited at the rate a terminated participant would be given (3.5%) and then discounted back to December 31, 2006 at the discount rate of 5.75% required under FAS 87. Mr. Cassidy's total increase also includes an amount equal to $203,000, which represents the change from 2005 to 2006 in the actuarial present value of the accumulated benefit for a contractual retirement benefit in his employment agreement. Additionally, it includes $505,000, which represents the change from 2005 to 2006 in the actuarial present value of the accumulated benefit under the SERP. None of the executives receive any preferential treatment under the Company's retirement plans.

(e) The table below shows the components of the "All Other Compensation" column.

Name	401(k) Match ($)	Flexible Perquisite Program Reimbursements ($) (1)	Severance Payment ($) (2)	Total "All Other Compensation" ($)
John F. Cassidy	8,400	29,059	—	37,459
Brian A. Ross	8,400	23,000	—	31,400
Rodney D. Dir	8,400	16,989	—	25,389
Michael W. Callaghan	8,494	23,000	819,682	851,176
Christopher J. Wilson	7,233	12,915	—	20,148

(1) For more detail about the Company's Flexible Perquisite Reimbursement Program see the discussion in the Compensation Disclosure and Analysis beginning on page 37. In 2006, the following program benefits were utilized by the executives: Mr. Cassidy — automobile allowance election, legal/financial planning fees and club dues; Mr. Ross — automobile allowance, club dues, life insurance, monthly home security system and legal/financial planning fees; Mr. Dir — automobile allowance, club dues and legal/financial planning fees; Mr. Callaghan — automobile allowance, club dues and legal/financial planning fees; and Mr. Wilson — automobile allowance, club dues, life insurance premiums and legal/financial planning fees. None of the executives received in excess of $25,000 for any individual type of perquisite available under the Flexible Perquisite Reimbursement Program.

(2) Mr. Callaghan's severance payment was pursuant to his employment agreement which provided for a payment equal to two times the sum of his current base salary plus target bonus in effect on his last day of employment. The severance payment also includes an amount equal to the present value of an additional two years of participation in the Company's pension plan as though his base salary and target bonus had remained unchanged.

Grants of Plan-Based Awards

The following table sets forth information concerning option grants to the Named Executive Officers during the fiscal year ended December 31, 2006 as well as estimated future payouts under cash incentive plans:

Grant of Plan-Based Awards in 2006 Fiscal Year

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (a): Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (b)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price of Company Shares on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (c)
John F. Cassidy	01/27/06	—	—	—	—	—	—	—	85,000	3.49	3.48	92,208
	12/08/06	—	—	—	—	—	—	—	574,350	4.735	4.73	935,616
	03/27/06	—	—	—	214,875	286,500	429,750	—	—	—	4.36	—
Brian A. Ross	12/08/06	—	—	—	—	—	—	—	200,000	4.735	4.73	325,800
	03/27/06	—	—	—	46,875	62,500	93,750	—	—	—	4.36	—
Rodney D. Dir	12/08/06	—	—	—	—	—	—	—	100,000	4.735	4.73	162,900
	03/27/06	—	—	—	37,500	50,000	75,000	—	—	—	4.36	—
Michael W. Callaghan	N/A	—	—	—	—	—	—	—	—	—	—	—
Christopher J. Wilson	12/08/06	—	—	—	—	—	—	—	100,000	4.735	4.73	162,900
	03/27/06	—	—	—	32,625	43,500	65,250	—	—	—	4.36	—

(a) The Company granted performance units to each of the executives named above, except Mr. Callaghan who retired on December 31, 2006. If the Company attains the cumulative three-year free cash flow goal for the 2006 – 2008 performance period, each of the executives will be awarded their target units and paid in shares of common stock. If the Company achieves 90% of the cumulative three-year free cash flow goal, each of the executives will be awarded units equal to 75% of their original target unit grant. If the Company achieves 100% of the cumulative three-year cash flow goal, each of the executives will be awarded units equal to 100% of their target unit grant. If the Company's cumulative three-year free cash flow is 110% or more of the cumulative three-year goal, each of the executives will be awarded units equal to 150% of the original target unit grant. The fair market value of one unit is equivalent to one share of common stock and, as required under the Cincinnati Bell Inc. 1997 Long Term Incentive Plan, is determined by averaging the low and high traded price of the Company's stock on the NYSE on the date of grant. The average of the high and low price of the Company's common shares on the NYSE on March 27, 2006 was $4.285.

(b) The material terms of the options granted are: grant type — non-incentive; exercise price — fair market value on grant date; vesting — 28% on the first anniversary of the original grant date and thereafter at the rate of 3% per month for the next 24 months; term of grant — 10 years; termination — except in the case of death, disability or retirement, any unvested options will be cancelled 90 days following termination of employment.

(c) The amounts set forth in this column represent the amount that will be expensed by the Company over the three-year vesting period. The grant date fair value was determined using the Black-Scholes option-pricing model. For further discussion of assumptions and valuation, refer to Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Discussion of Summary Compensation Table and Grant of Plan-Based Awards

Employment Agreements

During 2006, all of the Named Executive Officers were employed pursuant to agreements with the Company. Each employment agreement sets forth, among other things, the Named Executive Officer's base salary, bonus opportunities, entitlement to participate in the Company's benefit and pension plans and to receive equity awards, and post-termination benefits and obligations.

Mr. Cassidy's employment agreement, which was effective as of January 1, 1999 (and amended on September 20, 2002 and July 26, 2005), provides for the employment and retention of Mr. Cassidy for a four-year term commencing January 1, 1999 subject to automatic one-year extensions. Mr. Cassidy's employment agreement provides for:

- a minimum base salary of $550,000 per year and a minimum bonus target of $495,000 per year;
- an initial grant of options in 1999 to purchase 30,000 common shares and additional grants to be determined each subsequent year;
- an initial restricted stock award in 1999 of 40,000 common shares which vested on May 23, 2003; and
- a nonqualified supplemental retirement plan.

Because Mr. Cassidy has been employed by the Company for over 10 years and was employed after April 8, 2006, his nonqualified supplemental retirement plan benefit has vested and is equal to the portion of his accrued pension under the Cincinnati Bell Management Pension Plan that is attributable to his first ten years of service. Mr. Cassidy's supplemental pension shall be paid to him (or his estate if his employment terminates by reason of his death) in a single lump sum within ninety days after the termination of his employment.

Mr. Ross's employment agreement, which was effective July 26, 2005, provides for the employment and retention of Mr. Ross for a one-year term subject to automatic one-year extensions. Mr. Ross's employment agreement provides for a minimum base salary of $350,000 per year and a minimum bonus target of $297,500 per year.

Mr. Dir's employment agreement, which was effective July 26, 2005, provides for the employment and retention of Mr. Dir for a one-year term subject to automatic one-year extensions. Mr. Dir's employment agreement provides for a minimum base salary of $300,000 per year, a minimum bonus target of $255,000 per year, a guaranteed bonus for 2005 (which was paid in early 2006 when other annual bonuses are customarily paid) of $255,000 and an initial grant of 200,000 stock options on his first day of employment (July 11, 2005).

Mr. Callaghan's employment agreement, which was effective December 4, 2001 (and amended on February 3, 2003, October 22, 2003, December 3, 2004 and December 15, 2005), provides for the employment and retention of Mr. Callaghan for a two-year term subject to automatic one-year extensions. Mr. Callaghan's employment agreement provides for a minimum base salary of $250,000 per year; a bonus target of $100,000 per year; and an initial grant of options to purchase 100,000 common shares in 2001 and additional grants to be determined each subsequent year. In addition, under the February 3, 2003 amendment to his employment agreement, Mr. Callaghan became eligible to receive a one-time bonus payment equal to 50% of the sum of his then current annual base salary and bonus target upon completion of the sale of the Company's broadband business (the "Success Plan"). The February 3, 2003 amendment also gave Mr. Callaghan the right to terminate his Employment Agreement at any time within the seven calendar days following completion of the Success Plan with the same rights and privileges that would have accrued to Mr. Callaghan had the Company terminated his Employment Agreement within one year of a change in control. Amendments to his employment agreement dated October 22, 2003, December 3, 2004 and December 15, 2005 effectively postponed this self-termination right to the time period between December 26, 2006 and December 31, 2006. Mr. Callaghan exercised this self-termination right and terminated his employment with the Company effective December 31, 2006.

Mr. Wilson's employment agreement, which was effective July 26, 2005, provides for the employment and retention of Mr. Wilson for a one-year term subject to automatic one-year extensions. Mr. Wilson's employment agreement provides for a minimum base salary of $250,000 per year and a minimum bonus target of $125,000 per year.

Each of the Named Executive Officers participates in the Cincinnati Bell Management Pension Plan (the "Management Pension Plan"), which is a qualified defined benefit plan, and a nonqualified excess benefit plan (the provision for this excess benefit is contained in the qualified defined benefit pension plan document), which applies the same benefit formula to that portion of the base wages and annual bonus payment that exceeds the maximum compensation that can be used in determining benefits under a qualified defined benefit pension plan. All salaried and non-union hourly employees of the Company also participate in the Management Pension Plan on the same basis and their benefits vest over a five-year period at the rate of 20% per year. Covered compensation for purposes of calculating benefits include base wages — including any applicable overtime wages paid — plus annual bonus payments. Upon separation from employment, vested benefits are payable either as a lump-sum, a single life annuity or, for married participants, a 50% joint and survivor, which provides a reduced benefit for the employee in order to provide a benefit equal to 50% of that amount if the employee dies before his/her spouse. The Management Pension Plan is described in further detail on page 56.

Finally, Mr. Cassidy is also covered under a nonqualified supplemental retirement plan – Cincinnati Bell Pension Program ("SERP"). The SERP provides covered participants with a benefit equal to 50% of their average monthly compensation, which is the average monthly compensation for the highest 36 month period during the participants last five years of employment, less an offset for any benefits payable from the qualified and nonqualified provisions of the Cincinnati Bell Management Pension Plan and the participant's projected age 65 social security benefit. Benefits are reduced 2.5% per point for age and service to the extent the sum of the participant's age plus years of service equals less than 75. Participants are also provided with an additional payment equal to their estimated age 62 social security benefit until they reach age 62. Benefits are normally payable as an annuity — either single life or 50% joint and survivor for married participants — or as a 15-year installment. Under the terms of the Program, a participant must be at least age 55 and have attained at least 10 years of service to be vested in their benefit.

Each of the employment agreements also provide for severance payments upon termination of employment as a result of death or disability, termination by the Company without cause or termination upon a change of control. The payments to the Named Executive Officers upon termination or a change in control are described on page 60.

Long-term Incentives

The Compensation Committee has divided the total long-term incentives granted to the Named Executive Officers approximately equally between stock option grants and performance unit grants because such an allocation (i) prevents an excessive portion of long-term compensation being aligned solely on the achievement of stock price appreciation and (ii) provides an equivalent opportunity for an executive to be rewarded based on the Company achieving its more objective quantitative operating results that are consistent with its long-term business strategy. Prior to 2006, the Compensation Committee also granted performance restricted shares to the Named Executive Officers. The long-term incentives granted to the Named Executive Officers are described in the Compensation Discussion and Analysis that begins on page 37.

Other Benefits

Each Named Executive Officer is eligible to participate in the Cincinnati Bell Inc. Flexible Perquisite Reimbursement Program and to receive the Company's matching contribution under the qualified defined contribution plan in which all salaried employees of the company are eligible to participate. The flexible perquisite program provides each eligible executive with an annual allowance (Mr. Cassidy — $35,000, Mr. Dir — $23,000, Mr. Ross — $23,000, Mr. Callaghan — $23,000 and Mr. Wilson — $13,000) that may be used to cover a variety of expenses, including

- automobiles (up to 60% of their annual allowance),
- tax planning and preparation,
- financial and estate planning,
- legal fees (excluding legal fees incurred in connection with an action against the Company),

- additional life and disability insurance that the executive may maintain on him or herself,
- initiation fees and monthly dues in connection with social clubs,
- installation and monthly fees for home security,
- adoption fees,
- purchase of software designed to provide or assist with tax planning/preparation, and
- financial, estate and legal planning/documents.

Executives must pay first for eligible services and submit an invoice and evidence of payment in order to be reimbursed. In addition, the Company believes these executives should have annual, extensive physical examinations and, to encourage the executive to do so, provides an additional amount equal to $3,000 annually exclusively to defray the cost of such physical exams. This additional amount may not be used for any other purpose. Executives may submit requests for reimbursements for any given year until March 31st of the year following the year in which the expense was incurred. Any unused amounts, both the annual allowance and the additional amount for executive physicals, may not be carried over to the next year and are forfeited by the executive.

Salary and Cash Incentive Awards in Proportion to Total Compensation

Proportionately, the approximate percentage of total compensation in 2006 for each named executive represented by the sum of their salary plus bonus is as follows: Mr. Cassidy — 41%, Mr. Ross — 69%, Mr. Dir — 64%, Mr. Callaghan — 27% and Mr. Wilson — 67%.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning options and other equity awards held by the Named Executive Officers at December 31, 2006:

Outstanding Equity Awards at 2006 Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
John F. Cassidy	6,000	—	—	12.981	01/02/07				
	6,000	—		13.155	01/02/08				
	57,300	—		16.75	01/04/09				
	20,000	—		18.6875	08/20/09				
	200,000	—		16.7813	09/17/09				
	15,000	—		35.9688	01/03/10				
	400,000	—		23.5313	05/23/10				
	80,000	—		22.8438	01/02/11				
	400,000	—		9.645	12/04/11				
	600,000	—		3.48	12/05/12				
	801,000	—		5.655	12/04/13				
	666,100	—		3.70	12/03/14				
	425,000	—		3.995	12/01/15				
	—	85,000		3.49	01/27/16				
	—	574,350		4.7350	12/08/16				
						—	—	582,104	2,660,215
Brian A. Ross	400	—	—	18.3438	01/04/09				
	15,000	—		17.50	09/13/09				
	25,000	—		35.9688	01/03/10				
	20,000	—		22.8438	01/02/11				
	5,000	—		16.425	09/05/11				
	25,000	—		9.645	12/04/11				
	60,000	—		3.48	12/05/12				
	61,000	—		5.655	12/04/13				
	300,000	—		5.57	01/29/14				
	150,000	—		3.70	12/03/14				
	150,000	—		3.995	12/01/15				
	—	200,000		4.735	12/08/16				
						—	—	94,660	432,596
Rodney D. Dir	200,000	—	—	4.51	07/11/15				
	100,000	—		3.995	12/01/15				
	—	100,000		4.735	12/08/16				
						—	—	96,080	439,086
Michael W. Callaghan ...	3,200	—	—	12.981	01/02/07				
	5,100	—		13.155	01/02/08				
	20,000	—		22.375	03/31/09				
	400	—		22.25	04/01/09				
	250,000	—		16.7813	09/17/09				
	20,000	—		35.9688	01/03/10				
	15,000	—		22.8438	01/02/11				
	100,000	—		9.645	12/04/11				
	100,000	—		3.48	12/05/12				
	51,000	—		5.655	12/04/13				
	75,000	—		3.70	12/03/14				
	75,000	—		3.995	12/01/15				
						—	—	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
Christopher J. Wilson . . .	8,000	—	—	16.75	01/04/09				
	8,000	—		35.9688	01/03/10				
	7,250	—		22.8438	01/02/11				
	1,000	—		16.425	09/05/11				
	7,400	—		9.645	12/04/11				
	20,000	—		3.48	12/05/12				
	51,000	—		5.655	12/04/13				
	75,000	—		3.70	12/03/14				
	77,400	—		3.995	12/01/15				
	—	100,000		4.735	12/08/16				
						—	—	59,580	272,281

(a) All options granted are for a maximum period of ten years from the date of grant and vest over a three year period. Options vest 28% on the first anniversary of the original date of grant and, thereafter, at the rate of 3% per month for the next 24 months. Options granted to Mr. Cassidy on January 27, 2006 will vest 28% on January 27, 2007 and at the rate of 3% per month thereafter for the next 24 months. Options granted on December 8, 2006, will vest 28% on December 8, 2007 and at the rate of 3% per month thereafter for the next 24 months.

(b) Amounts shown in the column represent performance restricted shares originally granted for the 2005 – 2007 performance period less performance restricted shares that were earned for the 2005 performance period and awarded and vested on February 28, 2006 (see Nonqualified Deferred Compensation Table on page 58) plus the performance unit grant made to each of the executives for the 2006 – 2008 performance period on March 27, 2006.

(c) Amounts represent the value of equity incentive plan awards not yet vested based on the closing price of the Company's common shares on the NYSE on December 29, 2006 ($4.57), which was the last trading day of 2006.

Option Exercises and Stock Vested

The following table sets forth information concerning the exercise of options and the vesting of stock held by the Named Executive Officers during the fiscal year ended December 31, 2006:

Option Exercises and Stock Vested in 2006 Fiscal Year

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (a)	Value Realized on Vesting ($) (b)
John F. Cassidy	—	—	255,896	1,046,615
Brian A. Ross	—	—	37,840	150,066
Rodney D. Dir	—	—	13,920	56,933
Michael W. Callaghan	—	—	10,000	36,200
Christopher J. Wilson	—	—	23,920	93,133

(a) Mr. Cassidy and Mr. Ross both elected to defer their share awards earned under the 2005 — 2007 performance period and attributable to 2005 performance, 255,896 shares in the case of Mr. Cassidy and 27,840 shares in the case of Mr. Ross.

(b) Amounts represent the fair market value of the shares acquired by each of the executives on the date such awards vested. The value of the 10,000 time-based restricted shares that vested for each of Messrs. Ross, Callaghan and Wilson, is calculated based on the closing price of the Company's common shares on the NYSE on February 3, 2006 ($3.62). For all other shares that vested in 2006, which were awarded under the 2005 — 2007 performance period, the value is calculated based on the closing price of the Company's common shares on the NYSE on February 28, 2006 ($4.09). Messrs. Cassidy and Ross deferred receipt of the shares awarded for the 2005-2007 performance period. Deferrals of share awards are required, under the terms of the 1997 Cincinnati Bell Inc. Executive Deferred Compensation Plan, to be invested in common shares of the Company for a period of at least six months. Shares deferred are payable upon the termination of employment in two annual installments beginning the later of six months following the date of termination of employment or March 1st of the year following the year in which the executive terminates his employment with the Company.

Pension Benefits

The following table sets forth information concerning the pension benefits to the Named Executive Officers:

Pension Benefits for 2006 Fiscal Year

Name	Plan Name	Number of Years Credited Service (#) (e)	Present Value of Accumulated Benefit ($) (f) (g)	Payments During Last Fiscal Year ($)
John F. Cassidy	Qualified Defined Benefit Plan (a)	11	169,375	—
	Non-Qualified Excess Plan (b)	11	714,405	—
	Non-Qualified Supplemental Plan (c)	11	3,033,710	—
	Employment Agreement (d)	11	968,996	—
	Total		4,886,486	
Brian A. Ross	Qualified Defined Benefit Plan (a)	9	106,384	—
	Non-Qualified Excess Plan (b)	9	126,995	—
	Total		233,379	
Rodney D. Dir	Qualified Defined Benefit Plan (a)	1	21,789	—
	Non-Qualified Excess Plan (b)	1	27,024	—
	Total		48,813	
Michael W. Callaghan ..	Qualified Defined Benefit Plan (a)	13	126,340	—
	Non-Qualified Excess Plan (b)	13	218,635	—
	Total		344,975	
Christopher J. Wilson ...	Qualified Defined Benefit Plan (a)	8	62,128	—
	Non-Qualified Excess Plan (b)	8	27,420	—
	Total		89,548	

(a) Cincinnati Bell Management Pension Plan

(b) Nonqualified ERISA Excess Provisions of the Cincinnati Bell Management Pension Plan

(c) SERP

(d) Employment Agreement between the Company and Mr. Cassidy

(e) None of the executive officers have been granted additional years of service under any of the plans and this column reflects the actual years of service of each executive officer.

(f) Amounts in the column represent the accumulated benefit obligation computed using the same assumptions as used for financial reporting purposes, described in more detail in Note 9 to our Consolidated Financial Statements included in our Annual report on Form 10-K for the year ended December 31, 2006.

(g) If any of the executive officers had retired on December 31, 2006, they would be entitled a benefit equal to the balance then credited to them, without any reduction, under the Cincinnati Bell Management Pension Plan (both the Qualified Defined Benefit Plan portion and the Non-Qualified Excess Plan portion) as of that date. They may elect a lump-sum or equivalent annuity form of payment. Although Mr. Cassidy would receive the benefit under his employment agreement if he retires, because Mr. Cassidy has not attained 55 years of age, he would not be entitled to any benefits under the SERP described above.

All of the Named Executive Officers of the Company participated during 2006 in the Cincinnati Bell Management Pension Plan (the "Management Pension Plan"), which is a tax-qualified defined benefit pension plan. The Management Pension Plan is the same plan that is available to all other eligible salaried and certain non-union hourly employees. Mr. Cassidy also participates in the SERP. Contributions to the Management Pension Plan and the SERP are fully funded by the Company.

The basic benefit formula under the Management Pension Plan is a cash balance formula. Under this formula, each participant has an account to which pension credits are allocated at the end of each year based upon the participant's attained age and plan compensation for the year (with such plan compensation being subject to a maximum legal annual compensation limit, which limit was $220,000 for 2006). A participant's plan compensation for the year equals the participant's base salary plus any commissions or bonuses received. To the extent that a participant's plan compensation exceeds the aforementioned annual compensation limitation, additional pension credits are given for such additional compensation under a non-tax-qualified retirement plan that is operated in conjunction with the Management Pension Plan (the "Excess Benefit Plan"). The following chart shows the 2006 annual pension credits that are given at the ages indicated:

Attained Age	Pension Credits
Less than 30 years	3.00% of total plan compensation plus 3.00% of excess compensation for 2006*
30 but less than 35 years	3.25% of total plan compensation plus 3.25% of excess compensation for 2006
35 but less than 40 years	3.75% of total plan compensation plus 3.75% of excess compensation for 2006
40 but less than 45 years	4.50% of total plan compensation plus 4.50% of excess compensation for 2006
45 but less than 50 years	5.25% of total plan compensation plus 5.25% of excess compensation for 2006
50 but less than 55 years	6.50% of total plan compensation plus 6.50% of excess compensation for 2006
55 or more years	8.00% of total plan compensation plus 8.00% of excess compensation for 2006

* For purposes of the above charge, "excess compensation" means the portion of a plan participant's total plan compensation for 2006 that exceeds the Social Security old-age retirement taxable wage base for 2006.

A participant's account under the Management Pension Plan is also generally credited with assumed interest for each calendar year at a certain interest rate. Such interest rate was 4.0% per annum for 2006 with respect to a participant while he or she is still employed by the Company or a Company subsidiary and 3.5% (or 4.0% if a participant elects out of a pre-retirement death benefit) for a participant while he or she is not so employed. (In the case of a participant who was a participant in the Management Pension Plan on December 31, 1993 or who has benefits transferred from other plans to the Management Pension Plan, the participant's account also was credited with pension credits equivalent to the participant's accrued benefit under the plan or such other plans on that date or when such benefits are transferred, as the case may be).

After retirement or other termination of employment, a participant under the Management Pension Plan is entitled to elect to receive a benefit under the plan in the form of a lump sum payment or as an annuity, generally based on the balance credited to the participant's cash balance account under the plan when the benefit begins to be paid (but also subject to certain transition or special benefit formula rules in certain situations).

Under the SERP, each current active participant's pension at retirement, if paid in the form of a single life annuity, generally will be an amount equal to the difference between 50% of the participant's average monthly compensation (for the 36-month period that occurs during the 60-month period preceding retirement that produces the highest compensation amount) and the sum of the participant's benefits payable under the Management Pension Plan (including for this purpose amounts payable under the Excess Benefit Plan and any other amounts which are intended to supplement or be in lieu of benefits under the Management Pension Plan) and Social Security benefits. Also, there is a reduction in such pension amount of 2.5% for each year by which the sum of the participant's years of age and years of service at retirement total less than 75, and no benefits are payable if the participant terminates employment (other than by reason of his or her death) prior to attaining age 55 and completing at least 10 years of service credited for the purposes of the plan.

In addition, Mr. Cassidy's employment agreement with the Company provides an additional retirement benefit. Pursuant to such employment agreement, if Mr. Cassidy's employment terminates on or after April 8, 2006, his SERP shall equal that portion of his accrued pension under the Management Pension Plan that is attributable to his first ten years of service. This SERP shall be paid to Mr. Cassidy (or his estate if his employment terminates by reason of his death) in a single lump sum within ninety days after the termination of his employment.

Nonqualified Deferred Compensation

The following table sets forth information concerning compensation deferred by the Named Executive Officers:

Nonqualified Deferred Compensation for 2006 Fiscal Year

Name	Executive Contributions in Last Fiscal Year ($) (a)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2006 ($)
John F. Cassidy	1,046,615	—	138,730 (b)(c)	—	1,237,995
Brian A. Ross	113,866	—	13,363 (b)	—	127,229
Rodney D. Dir	—	—	—	—	—
Michael W. Callaghan	—	—	140,730 (d)	—	894,497
Christopher J. Wilson	—	—	—	—	—

(a) Mr. Cassidy deferred receipt of his performance restricted share award of 255,896 shares earned for 2005 for the 2005 – 2007 performance period that was paid on February 28, 2006. For the same period, Mr. Ross also deferred his performance restricted share award of 27,840 shares. The amounts shown in the column are based on the closing price of the Company's stock ($4.09) on February 28, 2006, the deferral date, for their shares. Although paid in 2006, these amounts represent awards earned in and for 2005 performance and, therefore, are not included in the Summary Compensation Table.

(b) The amounts include the difference between the closing price of the Company's stock ($4.09) on February 28, 2006, the deferral date, and the closing price of the Company's stock ($4.57) on December 29, 2006, which was the last day of trading on the NYSE for the 2006 fiscal year for shares deferred by Messrs. Cassidy and Ross.

(c) For Mr. Cassidy, the amount shown also includes 15,000 shares of stock that were deferred on May 2, 2002.

(d) For Mr. Callaghan, the amount shown represents amounts earned on deferrals of his base salary and bonus payments for periods prior to 2006.

The 1997 Cincinnati Bell Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan") permits, for any calendar year, each employee who has an annual base rate of pay and target bonus above a certain high dollar amount and has been designated by the Company or a subsidiary of the Company as a "key employee" for purposes of the plan (currently a key employee for purposes of the plan generally has annual pay of more than $220,000) to defer receipt of up to 75% of his or her base salary, up to 100% of his or her cash bonuses (including annual incentive awards and cash awards under the 1997 Long Term Incentive Plan and the 2007 Long Term Incentive Plan (collectively, the "Long Term Incentive Plans")) and up to 100% of any common share awards (not including awards of stock options or restricted stock) provided him or her under the Long Term Incentive Plans. In addition, any key employee who has received a restricted stock award under the Long Term Incentive Plans may generally elect to surrender any of the restricted shares of such award as long as such surrender is at least six months prior to the date on which the restrictions applicable to such shares would otherwise have lapsed.

For all key employees who participate in the Executive Deferred Compensation Plan, there is also a Company "match" on the amount of base salary and cash bonuses deferred under the plan for any calendar year. In general, to the extent a participating key employee's base salary and cash bonuses for the applicable year do not exceed a certain annual compensation limit prescribed by the Internal Revenue Code for tax-qualified plans (which limit was $220,000 for 2006), the match is 4% of the base salary and cash bonuses deferred by the employee under the plan. To the extent a participating key employee's base salary and cash bonuses for the applicable year exceed the appropriate annual compensation limit, the match is generally equal to the lesser of $66^2/_3$% of the base salary and cash bonuses deferred by the key employee under the plan or 4% of the key employee's base salary and cash bonuses for the applicable year that are in excess of such annual compensation limit.

Amounts deferred or surrendered by any participating key employee under the Executive Deferred Compensation Plan and any related Company "match" are credited to the account of the participant under the plan and are assumed to be invested in various mutual funds or other investments (including common shares) as designated by the participant, except that any restricted stock that is surrendered under the plan is generally assumed to be invested in common shares until at least six months after the date on which the restrictions applicable to such shares would otherwise have lapsed and that any common share awards that are deferred under the plan are assumed to be invested in common shares.

The accounts under the Executive Deferred Compensation Plan are not funded in a manner that would give any participant a secured interest in any funds, and benefits are paid from the assets of the Company and its subsidiaries (or from a trust that the Company has established and that remains subject to the Company's creditors).

The amounts credited to the account of any participant under the Executive Deferred Compensation Plan are generally distributed, as so elected by the participant, in one to ten annual installments (in cash and/or common shares), that begin at some date after his or her termination of employment with the Company and its subsidiaries or a fixed date that occurs at least six years after the start of the first calendar year in which he or she participates in the plan, except that any amounts credited to his or her account under the plan that are attributable to his or her surrender of restricted shares (not including amounts that were credited to such account as assumed cash dividends on such shares) are forfeited if the restricted shares would have been forfeited at the time of the participant's termination of employment had such shares not been surrendered under the plan. In addition, as a special rule, in the event of a change in control of the Company, all of the amounts then credited under the plan to a participant's account under the plan are generally paid in a lump sum on the day after the change in control.

The Executive Deferred Compensation Plan must comply with the requirements of the American Jobs Creation Act of 2004 in order to retain its ability to defer federal income tax on certain amounts credited to a participant's account under the plan. The Company has amended the plan to meet the requirements of the American Jobs Creation Act of 2004, and will make further amendments as necessary to comply with the regulations adopted by the IRS to implement the Act.

In 2006 the deferral of performance awards by Messrs. Cassidy and Ross under the Executive Deferred Compensation Plan for 2005 performance is reflected in the Nonqualified Deferred Compensation for 2006 Fiscal Year table on page 58. None of the other Named Executive Officers participated in the Executive Deferred Compensation Plan during 2006.

Potential Payments upon Termination of Employment or a Change-in-Control

The following table shows potential payments to our Named Executive Officers directly and indirectly on their behalf under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment, assuming a December 31, 2006 termination date, and where applicable, using the closing price of our common shares of $4.57 (as reported on the NYSE as of December 29, 2006).

Name	Executive Payment on Termination	Voluntary Termination ($)	Involuntary Not for Cause Termination ($)	Involuntary for Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
John F. Cassidy	Base Salary	—	1,290,000	—	1,928,550	—	—
	Annual Incentive Target Opportunity	—	1,548,000	—	2,314,260	774,000	774,000
	Long Term Incentives — Options	—	91,800	—	91,800	91,800	91,800
	Long Term Incentives — Performance Restricted Shares	—	2,660,215	—	2,660,215	2,660,215	2,660,215
	Basic Benefits	—	24,574	—	24,574	—	92,310
	Retiree Benefits	—	369,170	—	7,449,677	—	6,172,468
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (b)(c)	—	—	—	6,952,300	—	—
	TOTAL	—	5,983,759	—	21,421,376	3,526,015	9,790,793
Brian A. Ross	Base Salary	—	350,000	—	700,000	—	—
	Annual Incentive Target Opportunity	—	297,500	—	595,000	297,500	297,500
	Long Term Incentives — Options	—	—	—	—	—	—
	Long Term Incentives — Performance Restricted Shares	—	361,190	—	432,596	432,596	432,596
	Basic Benefits	—	11,614	—	11,614	—	107,780
	Retiree Benefits	—	78,515	—	78,515	—	145,137
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (b)(c)	—	—	—	782,388	—	—
	TOTAL	—	1,098,819	—	2,600,113	730,096	983,013
Rodney D. Dir	Base Salary	—	300,000	—	600,000	—	—
	Annual Incentive Target Opportunity	—	255,000	—	510,000	255,000	255,000
	Long Term Incentives — Options	—	—	—	—	—	—
	Long Term Incentives — Performance Restricted Shares	—	381,961	—	439,596	439,086	439,086
	Basic Benefits	—	11,434	—	11,434	—	154,258
	Retiree Benefits	—	66,026	—	66,026	—	—
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (b)(c)	—	—	—	713,573	—	—
	TOTAL	—	1,014,421	—	2,340,629	694,086	$ 848,344
Michael W. Callaghan (a)	Base Salary	n/a	—	n/a	n/a	n/a	n/a
	Annual Incentive Target Opportunity	n/a	—	n/a	n/a	n/a	n/a
	Long Term Incentives — Options	n/a	—	n/a	n/a	n/a	n/a
	Long Term Incentives — Performance Restricted Shares	n/a	—	n/a	n/a	n/a	n/a
	Basic Benefits	n/a	—	n/a	n/a	n/a	n/a
	Retiree Benefits	n/a	—	n/a	n/a	n/a	n/a
	Other Contractual Payments (a)	n/a	819,682	n/a	n/a	n/a	n/a
	Excise — Tax Gross-up (b)(c)	n/a	—	n/a	n/a	n/a	n/a
	TOTAL	n/a	819,682	n/a	n/a	n/a	n/a

Name	Executive Payment on Termination	Voluntary Termination ($)	Involuntary Not for Cause Termination ($)	Involuntary for Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Christopher J. Wilson	Base Salary	—	250,000	—	500,000	—	—
	Annual Incentive Target Opportunity	—	125,000	—	250,000	125,000	125,000
	Long Term Incentives — Options	—	—	—	—	—	—
	Long Term Incentives — Performance Restricted Shares	—	222,582	—	272,281	272,281	272,281
	Basic Benefits	—	9,334	—	9,334	—	149,636
	Retiree Benefits	—	30,208	—	30,208	—	97,428
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (b)(c)	—	—	—	451,251	—	—
	TOTAL	—	637,124	—	1,513,074	397,281	644,345

(a) Mr. Callaghan retired December 31, 2006, which was deemed an involuntary termination pursuant to the terms of his employment agreement, and the table reflects benefits received by Mr. Callaghan as a result. Pursuant to his employment agreement with the Company, Mr. Callaghan was entitled to a payment equal to two times the sum of his base salary plus target bonus since he elected to terminate his employment with the Company by December 31, 2006. In addition, Mr. Callaghan is entitled to continue his medical, dental, vision and life insurance at active employee contribution rates until December 31, 2008. Mr. Callaghan also received an additional amount equal to the present value of an additional two years of participation in the Management Pension Plan based on his base salary and target bonus in effect on December 31, 2006.

(b) These amounts are meant to defray related tax liabilities related to a change in control. The discount rate used for retiree benefit parachute values was 5.75%, consistent with financial statements for purposes of FAS 87.

(c) The executives are subject to restrictive covenants post-termination that were, in part, consideration for compensation of benefits. The value of these restrictive covenants would be favorable and were not considered for this calculation.

If any of the executives elects to voluntarily terminate employment with the Company, or if they are terminated by the Company for cause, they are entitled to no payments from the Company other than those benefits in which they have a non-forfeitable vested right to receive, which include any shares of stock they own outright, vested options which may be exercisable for a period of 90 days following termination, deferred compensation amounts and vested amounts under the Company's pension and savings plans. Mr. Cassidy, however, is entitled to receive payment of the nonqualified retirement benefit of $968,996 provided for in his employment agreement in which he is already vested. Payment of such accrued, vested and non-forfeitable amounts is also applicable to each of the other four termination scenarios detailed in the above table and discussed below and each executive is still bound by the non-disclosure, non-compete and non-solicitation provisions of their agreements.

If an executive is terminated by the Company without cause, the executive will be entitled to the following:

- A payment equal to the sum of the executive's base salary plus target bonus (two times the sum in the case of Mr. Cassidy);
- A payment equal to the present value of an additional one year (two years for Mr. Cassidy) of participation in the Company's Management Pension Plan as though the executive had remained employed at the same base rate of pay and target bonus;
- Continued medical, dental, vision and life insurance benefits during the one-year period (or two-year period for Mr. Cassidy) following the executive's termination of employment on the same basis as any active salaried employee provided any required monthly contributions are made;
- Continued treatment as an active employee during the one-year period following termination with respect to any outstanding long-term incentive cycles the executive may be participating in and any unvested stock options will continue to vest under the normal vesting schedule as though the executive was still an active employee;

- The ability to exercise any vested options for an additional 90 days after the end of the one-year period, or in the case of Mr. Cassidy, the ability to exercise any vested options (which are all fully vested upon his termination of employment) during the two-year period following his termination;
- Full vesting of any outstanding restricted shares; and
- Full vesting and payout at target amounts of any awards granted under the long term incentive plans.

If an executive is terminated within the one-year period (or a two-year period for Mr. Cassidy) following a change-in-control, the executive will be entitled to the following:

- A payment equal to two times the sum of their base salary plus target bonus (2.99 times for Mr. Cassidy);
- A payment equal to the present value of an additional one year (two years for Mr. Cassidy) of participation in the Company's Management Pension Plan as though the executive had remained employed at the same base rate of pay and target bonus;
- Continued medical, dental, vision and life insurance coverage during the one-year period (or two-year period for Mr. Cassidy) following the executive's termination of employment on the same basis as other active employees provided any required monthly contributions are made;
- Full vesting of any options, restricted shares and/or other incentive awards shall vest in full and the ability to exercise such options for the one-year period (or two-year period for Mr. Cassidy) following termination;
- Full vesting and payout at target amounts of any awards granted under long-term incentive plans; and
- To the extent that any of the executives are deemed to have received an excess parachute payment, an additional payment sufficient to pay any taxes imposed under section 4999 of the Internal Revenue Code plus any federal, state and local taxes applicable to any renumeration for taxes imposed under section 4999 of the Internal Revenue Code.

In addition, Mr. Cassidy's SERP benefit would be fully vested and he would receive a lump sum payment without adjustment for age and service.

If an executive is "terminated" because of his or her death, the executive's beneficiary will be entitled to the following:

- A payment equal to the bonus accrued and payable to the deceased executive for the current year;
- Full vesting of all options held by the deceased executive would become vested and the ability to exercise such options for the one-year period following the date of the executive's death; and
- Full vesting and payout at target amounts of any awards granted to the deceased executive under long-term incentive plans.

If an executive is terminated by reason of disability, the executive will be entitled to the following:

- A payment equal to the bonus accrued and payable to the disabled executive for the current year completed;
- Continued vesting of all options held by the disabled executive on their normal schedule and the ability to exercise such vested options so long as the disabling conditions exists;
- Continued participation by the disabled executive in any outstanding long-term incentive plans;
- Continued consideration of the disabled executive as an employee for all other benefits so long as the disabling condition that resulted in the disability-based termination is present.

In the case of Messrs. Cassidy, Ross and Wilson, they would also become eligible at some future date for retiree medical benefits provided the Company is still offering such retiree benefits at that time. In addition, Mr. Cassidy would become vested under the SERP and be eligible to commence receiving annuity payments at age 55.

Under all of the termination scenarios in the preceding table, Messrs. Cassidy, Ross, Dir and Wilson have certain accrued, vested and non-forfeitable amounts, which are determined as of December 31, 2006, to which they are entitled as follows: Mr. Cassidy - $5,512,331, Mr. Ross - $911,745, Mr. Dir - $149,115 and Mr. Wilson - $437,311. These amounts represent stock they own outright, vested in-the-money stock options, pension benefits and, in the case of Messrs. Cassidy and Ross, nonqualified deferred compensation amounts.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE and the National Stock Exchange (f/k/a the Cincinnati Stock Exchange). Directors, executive officers and greater than 10% shareholders are required by regulations of the SEC to furnish the Company with copies of all Section 16(a) reports that they file. Such reports are filed on Forms 3, 4 and 5 under the Exchange Act. Based solely on the Company's review of the copies of such forms received by it, the Company believes that, during the period commencing January 1, 2006 and ending December 31, 2006, all such persons complied on a timely basis with the filing requirements of Section 16(a), except as follows: each of the Company's non-employee outside directors were granted 6,000 phantom shares on January 3, 2006. As a result of an administrative error by the Company, these grants of phantom shares were reported for each non-employee outside director on January 27, 2006, rather than within two business days of the grant.

Shareholder Proposals for Next Year's Annual Meeting

Shareholder proposals intended for inclusion in next year's Proxy Statement should be sent to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and must be received by November 24, 2007. Any such proposal must comply with Rule 14a-8 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended. Any shareholder, who intends to propose any other matter to be acted upon at the 2007 Annual Meeting of Shareholders without inclusion of such proposal in the Company's Proxy Statement, must inform the Company no later than February 7, 2008. If notice is not provided by that date, the persons named in the Company's proxy for the 2008 Annual Meeting will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the Proxy Statement for the 2008 Annual Meeting of Shareholders.

Shareholders may propose director candidates for consideration by the Governance and Nominating Committee of the Board of Directors. Any such recommendations should be directed to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and must be received no later than November 24, 2007 for the 2008 Annual Meeting of Shareholders.

Other Matters to Come Before the Meeting

At the time this Proxy Statement was released for printing on March 14, 2007, the Company knew of no other matters that might be presented for action at the meeting. If any other matters properly come before the meeting, it is intended that the voting shares represented by proxies will be voted with respect thereto in accordance with the judgment of the persons voting them.

Financial Statements and Corporate Governance Documents Available

The Cincinnati Bell Annual Report on Form 10-K for the year ended December 31, 2006, which includes the consolidated financial statements of the Company and its subsidiaries, and the Company's Summary Annual Report 2006 have been mailed to shareholders in the package of materials that includes this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report. If you would like a copy of the combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report, or any other document incorporated by reference into this Proxy Statement, please write to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and the Company will send you one free of charge. You may also obtain a copy of any of the following corporate governance documents from the Company's website identified below or by writing Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, for a free copy:

Corporate Governance Document	Website
Audit and Finance Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/af_charter*
Compensation Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/compensation_committee_charter*
Governance and Nominating Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/gn_committee_charter*
Code of Business Conduct	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_conduct*
Code of Ethics for Senior Financial Officers	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_ethics*
Code of Ethics for Directors	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_ethics*
Corporate Governance Guidelines	*www.cincinnatibell.com/aboutus/corporate_governance/corporate_governance_guidelines*

Proxy Statements for Shareholders Sharing the Same Household Mailing Address

As part of the Company's efforts to reduce costs and increase efficiency, when possible, only one copy of this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report has been delivered to multiple shareholders sharing the same household mailing address, unless the Company has received contrary instructions from one or more of the shareholders at that address.

Upon written or oral request, the Company will promptly provide a separate copy of this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report to a shareholder at a shared address to which a single copy was delivered. If your household mailing address is shared with other shareholders and you did not receive a combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report, but would like to receive a separate copy of this item as well as future Company communications, please contact the following:

For beneficial owners, please contact your broker.

For shareholders of record, please contact our transfer agent, Computershare, at the following address:

Computershare Investor Services, LLC
Shareholder Services
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130-6503

If shareholders residing at the same household mailing address are currently receiving multiple copies of Company communications but would like to receive only one in the future, please send written notice to your broker (for beneficial owners) or to Computershare (for shareholders of record) at the above address. In the written notice, please indicate the names of all accounts in your household, and you will be forwarded the appropriate forms for completion.

Each shareholder participating in the householding program will, however, continue to receive a separate proxy card or voting instruction card.

Electronic Delivery of Materials

Shareholders can also enroll for electronic delivery of the Company's future Proxy Statements, Annual Report on Form 10-Ks and Summary Annual Reports by registering with your broker through our website, *investor.cincinnatibell.com/sec.cfm* in the Electronic Shareholder Communications Enrollment section of the Investor Relations webpage.

Each shareholder participating in the electronic delivery of materials will, however, continue to receive a separate proxy card or voting instruction card.

Shareholder Communications with the Board of Directors

Shareholders or other interested parties may communicate with the board of directors, any individual director, the non-management directors as a group, or the director who presides at meetings of the non-management directors. The Company has established procedures for such shareholder communications. Shareholders should send any communications to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and identify the intended recipient or recipients. All communications addressed to the board of directors or any identified director or directors will be forwarded to the identified person or persons.

By Order of the Board of Directors

Christopher J. Wilson
General Counsel and Secretary

March 14, 2007

APPENDIX A

CINCINNATI BELL INC.
2007 LONG TERM INCENTIVE PLAN

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CINCINNATI BELL INC.

2007 LONG TERM INCENTIVE PLAN

1. Introduction to Plan.

1.1 Name and Sponsor of Plan. The name of this Plan is the Cincinnati Bell Inc. 2007 Long Term Incentive Plan, and its sponsor is CBI.

1.2 Purposes of Plan. The purposes of this Plan are (i) to further the long term growth of the Company by offering competitive incentive compensation related to long term performance goals to those Employees of the Company who will be responsible for planning and directing such growth, (ii) to reinforce a commonality of interest between CBI's shareholders and the Company's Employees who participate in the Plan, and (iii) to aid the Company in attracting and retaining Employees of outstanding abilities and specialized skills.

1.3 Effective Date and Duration of Plan.

(a) The Plan is effective as of the Effective Date (May 3, 2007), subject to the Plan's approval by a majority of the voting shares present or represented and entitled to vote on the Plan at the 2007 annual meeting of CBI's shareholders.

(b) The Plan shall remain in effect thereafter until the earliest of (i) the date on which the Plan is terminated in accordance with section 18 hereof, (ii) the date on which the maximum number of Common Shares which may be issued or paid under or with respect to all of the awards granted under the Plan during the Plan's entire existence (as determined under the other provisions of the Plan) have been issued or paid, or (iii) May 2, 2017. Upon the termination of the Plan, no awards may be granted under the Plan after the date of such termination but any award granted under the Plan on or prior to the date of such termination shall remain outstanding in accordance with the terms of the Plan and the terms of the award.

2. General Definitions. For all purposes of the Plan, the following terms shall have the meanings indicated below when used in the Plan, unless the context clearly indicates otherwise.

2.1 "Board" means the Board of Directors of CBI.

2.2 "CBI" means Cincinnati Bell Inc. (and, except for purposes of determining whether a Change in Control has occurred, any legal successor to Cincinnati Bell Inc. that results from a merger or similar transaction).

2.3 "Change in Control" means the occurrence of any of the events described in subsection 15.4 hereof.

2.4 "Code" means the Internal Revenue Code of 1986, as it exists as of the Effective Date and as it may thereafter be amended. A reference to a specific section of the Code shall be deemed to be a reference both (i) to the provisions of such section as it exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded (by future legislation) and (ii) to the provisions of any government regulation that is issued under such section as of the Effective Date or as of a later date.

2.5 "Committee" means the committee appointed to administer the Plan under the provisions of subsection 3.1 hereof.

2.6 "Common Shares" means common shares, par value $0.01 per share, of CBI.

2.7 "Company" means, collectively, (i) CBI, (ii) each other corporation that is part of a controlled group of corporations (within the meaning of Section 1563(a) of the Code, but determined without regard to Code Section 1563(a)(4) and (e)(3)(C)) that includes CBI, and (iii) each other organization (a partnership, sole proprietorship, etc.) that is under common control (within the meaning of Section 414(b) of the Code) with CBI.

2.8 "Effective Date" means May 3, 2007.

2.9 "Employee" means any person who: (i) is employed and classified as an employee by the Company; and (ii) is not represented by a recognized collective bargaining unit (unless such person's eligibility to participate in the Plan is approved under a collective bargaining agreement between the Employer and the authorized representatives of such collective bargaining unit).

2.10 "Exchange Act" means the Securities Exchange Act of 1934, as it exists as of the Effective Date and as it may thereafter be amended. A reference to a specific section of the Exchange Act shall be deemed to be a reference both (i) to the provisions of such section as it exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded (by future legislation) and (ii) to the provisions of any government regulation or rule that is issued under such section as of the Effective Date or as of a later date.

2.11 "ISO" means a stock option that qualifies as an incentive stock option within the meaning of Section 422 of the Code.

2.12 "Nonshare-Based Award" means any award granted under the Plan that by its terms provides for compensation (upon, if applicable, its exercise or the meeting of certain performance goals or other criteria or conditions) based on a dollar amount, regardless of whether the award's compensation may be payable in cash, Common Shares or other property, or a combination thereof. The nonshare-based performance unit form of award provided under the Plan, but no other form of award that is listed in section 5 hereof, constitutes a Nonshare-Based Award.

2.13 "Participant" means any Employee who is granted an award under the Plan.

2.14 "Plan" means this document, named the "Cincinnati Bell Inc. 2007 Long Term Incentive Plan," as set forth herein and as it may be amended.

2.15 "Regulation 1.83-3(i)" means Treasury Regulation Section 1.83-3(i) issued by the Department of the Treasury under Section 83 of the Code, as such regulation exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded.

2.16 "Regulation 1.409A-3" means Proposed Treasury Regulation Section 1.409A-3 issued by the Department of the Treasury under Section 409A of the Code, as such proposed regulation exists as of the Effective Date and as it is subsequently finalized, amended, renumbered, or superseded. A reference to a specific paragraph of Regulation 1.409A-3 shall be deemed to be a reference to the provisions of such paragraph as it exists as of the Effective Date and as it is subsequently finalized, amended, renumbered, or superseded.

2.17 "Rule 16b-3" means Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Exchange Act, as such rule exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded.

2.18 "Share-Based Award" means any award granted under the Plan that by its terms provides for issuance or payments (upon, if applicable, its exercise or the meeting of certain performance goals or other criteria or conditions) of fixed numbers of Common Shares or of amounts determined with reference to the fair market value (or the change in fair market value over a period of time) of fixed numbers of Common Shares. Each form of award that is listed in section 5 hereof, except for a nonshare-based performance unit form of award, constitutes a Share-Based Award.

3. Administration of Plan.

3.1 Committee To Administer Plan. The Plan shall be administered by the Committee. The Committee shall be the Compensation Committee of the Board, unless and until the Board appoints a different committee to administer the Plan. The Committee shall in any event consist of at least three members of the Board (i) who are neither officers nor employees of the Company, (ii) who are non-employee directors within the meaning of Rule 16b-3, and (iii) who are outside directors within the meaning of Section 162(m)(4)(C) of the Code.

3.2 Committee's Authority. Subject to the limitations and other provisions of the Plan, the Committee shall have the sole and complete authority:

(a) To select, from all of the Employees, those Employees who shall participate in the Plan;

(b) To make awards to Employees at such times, in such forms, and in such amounts as it shall determine and to cancel, suspend, or amend any such awards;

(c) To impose such limitations, restrictions, and conditions upon awards as it shall deem appropriate;

(d) To interpret the Plan and to adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the Plan;

(e) To appoint certain employees of the Company to act on its behalf as its representatives (including for purposes of signing agreements which reflect awards granted under the Plan); and

(f) To make all other determinations and to take all other actions it deems necessary or advisable for the proper administration of the Plan.

Except to the extent otherwise required by applicable law, the Committee's determinations on any matter within its authority shall be conclusive and binding on the Company, all Participants, and all other parties.

3.3 Flexibility in Granting Awards. Notwithstanding any other provision of the Plan which may be read to the contrary, the Committee may set different terms and conditions applicable to each and any award granted under the Plan, even for awards of the same type and even when issued to the same Participant. In addition, and also notwithstanding any other provision of the Plan which may be read to the contrary, the Committee may grant to any Participant for any period any specific type of award available under the Plan without being required to grant to the Participant for such period any other type of award that may be available under the Plan.

3.4 Delegation of Committee's Authority for Certain Awards.

(a) The Committee may delegate to CBI's Chief Executive Officer its right to make awards to Employees who (i) are not otherwise considered by the Committee to be subject to the requirements of Section 16 of the Exchange Act and (ii) are not expected by the Committee to become covered employees within the meaning of Section 162(m)(3) of the Code.

(b) To the extent the Committee's right to make awards to any Employees is delegated to CBI's Chief Executive Officer under the provisions of paragraph (a) of this subsection 3.4, any reference to the Committee in the other provisions of the Plan that concern the making of awards to such Employees, the terms of such awards, and the verification that all conditions applicable to the payment under or the exercise of such awards have been met shall be read to refer to CBI's Chief Executive Officer as if such person was the Committee.

4. Class of Employees Eligible for Plan. Awards may be granted under the Plan to, and only to, Employees. As is indicated in section 3 hereof, the specific Employees to whom awards will be granted under the Plan, and who thereby will be Participants under the Plan, shall be chosen by the Committee in its sole discretion.

5. Awards and Their Forms.

(a) Awards under the Plan may be granted at any time while the Plan is in effect by the Committee to any Employee or Employees.

(b) Any awards granted under the Plan may be made in any one or more of the following forms, each of which shall be deemed to a separate and distinct form of award for all purposes of this Plan: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) performance shares; (v) share-based performance units, (vi) nonshare-based performance units, and (vii) non-restricted stock. Nonshare-based performance units constitute the only form of award under the Plan that is a Nonshare-Based Award, and each of the other award forms identified in the immediately preceding sentence constitutes a Share-Based Award form. The subsequent provisions of the Plan provide certain rules and conditions that apply to each of such award forms.

(c) Any Common Shares that are to be issued or paid under any award granted under the Plan may consist, in whole or in part, of Common Shares that are authorized but unissued or Common Shares that are treasury shares.

6. Limits on Shares Subject To and Compensation Payable Under Plan Awards.

6.1 Limits on Number of Common Shares Available for Issuance Under Plan.

(a) Subject to the following provisions of this subsection 6.1 and the provisions of subsections 6.3 and 16.1 hereof, the following limits set forth in subparagraphs (1) through (4) of this subsection 6.1 (which generally involve the maximum number of Common Shares that may be issued or paid under the Plan and its various types of awards during the Plan's entire existence) shall apply to the grant of awards under the Plan. No award may be granted under the Plan to the extent it would cause any of the following limits to be violated.

(1) The maximum number of Common Shares which may be issued or paid under or with respect to all of the awards (considered in the aggregate) granted under the Plan during the Plan's entire existence shall be equal to 8,000,000 Common Shares.

(2) The maximum number of Common Shares which may be issued or paid under or with respect to all stock options and stock appreciation rights (considered in the aggregate but separately from all other forms of awards listed in section 5 hereof) granted under the Plan during the Plan's entire existence shall be equal to 8,000,000 Common Shares.

(3) The maximum number of Common Shares which may be issued or paid under or with respect to all ISOs (considered in the aggregate but separately from all other types of stock options and other forms of awards listed in section 5 hereof) granted under the Plan during the Plan's entire existence shall be equal to 2,000,000 Common Shares.

(4) The maximum number of Common Shares which may be issued or paid under or with respect to all restricted stock, performance shares, share-based performance units, nonshare-based performance units, and non-restricted stock (considered in the aggregate but separately from all other forms of awards listed in section 5 hereof) granted under the Plan during the Plan's entire existence shall be equal to 2,400,000 Common Shares.

(b) If any portion of a stock appreciation right is settled (paid) upon the exercise of such stock appreciation right portion by the issuance or payment of Common Shares, the total number of Common Shares on which such stock appreciation right portion was based shall be counted as Common Shares issued or paid under the Plan for purposes of any of the limits set forth in paragraph (a) of this subsection 6.1, regardless of the number of Common Shares actually issued or paid to settle such stock appreciation right portion upon its exercise.

(c) If any award or portion thereof granted under the Plan is forfeited, expires, or in any other manner terminates without the payment of Common Shares or any other amount or consideration, the maximum number of Common Shares on which such award or portion of an award was based or which could have been paid under the award (i) shall again be available to be issued or paid under the Plan and to be the basis on which other awards may be granted under the Plan and (ii) thus shall not be counted as Common Shares that were issued or paid under the Plan in determining whether any of the limits set forth in paragraph (a) of this subsection 6.1 are met.

(d) Any Common Shares that would be issued or paid under an award granted under the Plan but are withheld in payment of any exercise price, purchase price, or tax withholding requirements (in accordance with the provisions of section 17 hereof) (i) shall not again be deemed to be available to be issued or paid under the Plan or to be the basis on which other awards may be granted under the Plan and (ii) thus shall be counted as Common Shares that were issued or paid under the Plan in determining whether any of the limits set forth in paragraph (a) of this subsection 6.1 are met.

6.2 Annual Common Share and Other Compensation Limits Under Awards Granted Any Participant.

(a) Subject to the following provisions of this subsection 6.2 and the provisions of subsections 6.3 and 16.1 hereof, the following limits set forth in subparagraphs (1) and (2) of this subsection 6.2 (which generally involve the maximum number of Common Shares and other compensation on which awards granted to any Participant during a calendar year may be based) shall apply to the grant of awards under the Plan. No award may be granted under the Plan to the extent it would cause any of the following limits to be violated.

(1) The maximum number of Common Shares on which all Share-Based Awards (considered in the aggregate) granted under the Plan to any Participant during each and any calendar year may be based, and the maximum number of Common Shares on which all Share-Based Awards of a specific form listed in section 5 hereof (considered separately from all other forms of Stock-Based Awards listed in section 5 hereof) granted under the Plan to any Participant during each and any calendar year may be based, shall be 1,000,000 Common Shares.

(2) The maximum dollar value of all Nonshare-Based Awards granted under the Plan to any Participant during each and any calendar year shall be $5,000,000.

(b) For purposes of applying the Share-Based Award limits set forth in paragraph (a)(1) of this subsection 6.2 and for all other purposes of the Plan, the maximum number of Common Shares on which any Share-Based Award granted to a Participant under the Plan or any portion thereof shall be deemed to be based shall be the maximum number of Common Shares that ultimately could, in the event any and all performance goals and other criteria or conditions applicable to the award are met, either be issued or paid under the award or have their fair market value (or the change in their fair market value over a period of time) used to determine the amounts payable under the award, regardless of (i) whether or not the actual payment under such award ends up being based on a lesser number of Common Shares or equal to a percentage above or below 100% of the fair market value (or the change in the fair market value over a period of time) of such maximum number of Common Shares, (ii) whether or not any payment made under such award or portion thereof is made in cash or property other than Common Shares, or (iii) whether or not the award or portion thereof is forfeited, expires, or in any other manner terminates without the payment of Common Shares or other compensation.

(c) For purposes of applying the Nonshare-Based Award limits set forth in paragraph (b)(2) of this subsection 6.2 and for all other purposes of the Plan, the maximum dollar value of any Nonshare-Based Award granted to a Participant under the Plan or any portion thereof shall be deemed to be the maximum dollar amount of cash (and/or fair market value, determined at the time of payment, of Common Shares or other property) that ultimately could, in the event any and all performance goals and other criteria or conditions applicable to the award are met, be paid to the Participant under the award, regardless of (i) whether or not the actual payment under such award ends up being a lesser dollar amount of cash (and/or fair market value, determined at the time of payment, of Common Shares or other property) or (ii) whether or not the award or portion thereof is forfeited, expires, or in any other manner terminates without the payment of any compensation.

6.3 Effect of Assumption of Awards in Acquisition. If any corporation is acquired by the Company and the Company assumes certain stock-based awards previously granted by such acquired corporation or issues new awards in substitution for such previously-granted awards of the acquired corporation, then, except to the extent expressly provided by action of the Board, the awards so assumed or issued by the Company shall not be deemed to be granted under the Plan and any Common Shares that are the basis of such assumed or substituted awards shall not affect the number of Common Shares that can be issued or paid under the Plan or the number of Common Shares on which Share-Based Awards granted under the Plan can be based.

7. Stock Option Awards. Any awards granted under the Plan in the form of stock options shall be subject to the following terms and conditions of this section 7.

7.1 Nature of Stock Option. A stock option means an option to purchase any number of Common Shares, up to a fixed maximum number of Common Shares, in the future at a fixed price (for purposes of this section 7, the "Exercise Price") that applies to the Common Shares to which the purchase relates. Stock options granted under the Plan to any Participant may be ISOs, stock options that are not ISOs, or both ISOs and stock options that are not ISOs.

7.2 Terms and Conditions of Stock Option To Be Determined by Committee. Subject to the other provisions of this section 7 and the other sections of the Plan, the terms and conditions of any stock option granted under the Plan shall be determined by the Committee. The grant of a stock option shall be evidenced by a written agreement signed by the Committee or a representative thereof, which agreement shall contain the terms and conditions of the stock option (as set by the Committee). Any such written agreement shall indicate whether or not the applicable stock option is intended to be an ISO (or, if it does not so indicate, the stock option reflected by such written agreement shall be deemed to be a stock option that is not an ISO).

7.3 Exercise Price of Stock Option. Unless otherwise prescribed by the Committee to be higher, the Exercise Price with respect to any number of Common Shares that are subject to a stock option granted under the Plan shall be 100% (and may not in any event be less than 100%) of the fair market value of such number of Common Shares (disregarding lapse restrictions as defined in Regulation 1.83-3(i)) on the date the stock option is granted.

7.4 Expiration of Option. Unless otherwise prescribed by the Committee, any stock option granted under the Plan shall be exercisable in whole or in part after but not before the expiration of one year after the date on which it is granted. Further, a stock option granted under the Plan shall not in any event be exercisable after the expiration of ten years after the date on which it is granted (or after any earlier expiration date that is otherwise prescribed for the stock option by the Committee).

7.5 Procedures for Exercise of Option.

(a) With respect to each exercise of a stock option granted under the Plan, written notice of the exercise must be given and the purchase price for the Common Shares being purchased upon the exercise and any taxes required to be withheld upon the exercise must be paid in full at the time of the exercise. The procedures for meeting such requirements shall be established under the provisions of section 17 hereof.

(b) As soon as administratively practical after the receipt of the written notice and full payment applicable to the exercise of any stock option granted under the Plan in accordance with the procedures established under the provisions of section 17 hereof, CBI shall deliver to the applicable Participant (or such other person who is exercising the stock option) a certificate or certificates representing the acquired Common Shares.

7.6 Special Limit on Value of ISOs. If the aggregate fair market value of all Common Shares with respect to which stock options that are intended to be ISOs and that are exercisable for the first time by any Participant during any calendar year (under the Plan and all other plans of the Company) exceeds $100,000 (or, if such limit amount is amended under Section 422 of the Code, such amended limit amount), such stock options (to the extent of such excess) shall be treated as if they were not ISOs. The rule set forth in the immediately preceding sentence shall be applied by taking stock options into account in the order in which they were granted. Also, for purposes of the rules of this subsection 7.6, the fair market value of any Common Shares which are subject to a stock option shall be determined as of the date the option is granted.

7.7 Ineligibility of Certain Employees for ISOs. Notwithstanding any other provision of the Plan to the contrary, no person shall be eligible for or granted a stock option under the Plan that is intended to be an ISO if, at the time the stock option is otherwise to be granted, the person owns more than 10% of the total combined voting power of all classes of stock of the Company. For purposes hereof, a person shall be considered as owning the stock owned, directly or indirectly, by or for his or her brothers or sisters (whether by the whole or half blood), spouse, ancestors, and lineal descendants, and stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust shall be considered as being owned proportionately by or for its shareholders, partners, or beneficiaries.

8. Stock Appreciation Right Awards. Any awards granted under the Plan in the form of stock appreciation rights (for purposes of this section 8, "SARs") shall be subject to the following terms and conditions of this section 8.

8.1 Nature of SAR. A SAR means the right, upon any exercise of the SAR, to receive payment of a sum not to exceed the amount, if any, by which the fair market value (determined as of the date on which the SAR is exercised and disregarding lapse restrictions as defined in Regulation 1.83-3(i)) of a number of Common Shares, up to a fixed maximum number of Common Shares, exceeds a fixed price (for purposes of this section 8, the "Exercise Price") of the Common Shares to which the exercise relates. A SAR may be granted free-standing, in relation to a new stock option being granted at the same time as the SAR is granted, or in relation to a stock option both which is not an ISO and which has been granted prior to the grant of the SAR.

8.2 Terms and Conditions of SAR To Be Determined by Committee. Subject to the other provisions of this section 8 and the other sections of the Plan, all of the terms and conditions of a SAR shall be determined by the Committee. A SAR granted under the Plan shall be evidenced by a written agreement signed by the Committee or a representative thereof, which agreement shall contain the terms and conditions of the SAR (as set by the Committee).

8.3 Exercise Price of SAR. Unless otherwise prescribed by the Committee to be higher, the Exercise Price with respect to any number of Common Shares that are subject to a SAR granted under the Plan shall be 100% (and may not in any event be less than 100%) of the fair market value of such number of Common Shares (disregarding lapse restrictions as defined in Regulation 1.83-3(i)) on the date the SAR is granted.

8.4 Expiration of SAR. Unless otherwise prescribed by the Committee, any SAR granted under the Plan shall be exercisable in whole or in part after but not before the expiration of one year after the date on which it is granted. Further, a SAR granted under the Plan shall not in any event be exercisable after the expiration of ten years after the date on which it is granted (or after any earlier expiration date that is otherwise prescribed for the SAR by the Committee).

8.5 Coordination of SAR and Option. Unless otherwise determined by the Committee, any stock option as to which a SAR is related shall no longer be exercisable to the extent the SAR has been exercised and the exercise of a stock option shall cancel any related SAR to the extent of such exercise.

8.6 Procedures for Exercise of SAR.

(a) With respect to each exercise of a SAR granted under the Plan, written notice of the exercise must be given and any taxes required to be withheld upon the exercise must be paid in full at the time of the exercise. The procedures for meeting such requirements shall be established under the provisions of section 17 hereof.

(b) As soon as administratively practical after the receipt of the written notice and full payment of taxes applicable to the exercise of any SAR granted under the Plan in accordance with the procedures established under the provisions of section 17 hereof, CBI shall pay the amount to which the applicable Participant (or such other person who is exercising the SAR) is entitled upon the exercise of the SAR in cash, Common Shares or other property, or a combination thereof, as the Committee shall determine and provide in the terms of the award. To the extent that payment is made in Common Shares or other property, the Common Shares or other property shall be valued at its fair market value on the date of exercise of the SAR.

9. Restricted Stock Awards. Any awards granted under the Plan in the form of restricted stock shall be subject to the following terms and conditions of this section 9.

9.1 Nature of Restricted Stock.

(a) Restricted stock shall constitute Common Shares that may not be disposed of by the Participant to whom the restricted stock is granted until certain restrictions established by the Committee lapse. Unless and except to the extent not required under subsection 19.1 hereof, such restrictions shall include but not necessarily be limited to restrictions that provide that the Participant must either be an employee of the Company for a specified continuous period of time of at least three years (or of at least one year if the restricted stock is subject to the meeting of certain performance goals) or terminate employment with the Company in special circumstances (such as the Participant's retirement, disability, or death). In addition, the Committee may (but is not required to) provide in the terms of the applicable restricted stock award restrictions related to the meeting of certain performance goals in all or just certain cases (such as in all cases other than when there occurs a Change in Control or the Participant's termination of employment with the Company because of his or her death or disability). Any restrictions that are imposed under a restricted stock award shall also similarly restrict the ability of the applicable Participant to dispose of other rights issued with respect to such restricted stock.

(b) Any restricted stock award granted under the Plan may provide that the satisfaction of certain but not all (or a certain level but not the highest level) of any of the required employment period restrictions, performance goal restrictions, and/or other restrictions applicable to such restricted stock will permit the lapse of the applicable restrictions that restrict the right to dispose of such restricted stock as to a percentage (that is reasonably related to the percentage of all or the highest level of the applicable restrictions imposed under the entire restricted stock award that have been satisfied), but not the maximum number, of the Common Shares reflected by such restricted stock.

9.2 Terms and Conditions of Restricted Stock To Be Determined by Committee. Subject to the other provisions of this section 9 and the other sections of the Plan, all of the restrictions and other terms and conditions that apply to any restricted stock awarded under the Plan shall be determined by the Committee. The grant of any restricted stock under the Plan shall be evidenced by a written agreement signed by the Committee or a representative thereof, which agreement shall contain the restrictions and other terms and conditions of the restricted stock (as set by the Committee) and shall be referenced on the certificates representing the Common Shares that constitute such restricted stock.

9.3 Procedures for Payment of Taxes Upon Vesting of Restricted Stock. Any taxes required to be withheld upon the lapse of any restrictions applicable to any restricted stock granted under the Plan (and, if applicable, any minimum purchase price for the restricted stock that may be required by applicable law) must be paid in full at the time such restrictions lapse. The procedures for meeting such requirements shall be established under the provisions of section 17 hereof.

9.4 Right of Participant Under Restricted Stock. Any Participant who has been granted restricted stock under the Plan shall have, during the period in which restrictions on his or her ability to dispose of such stock apply, all of the rights of a shareholder of CBI with respect to the Common Shares awarded as restricted stock (other than the right to dispose of such shares), including the right to vote the shares and the right to receive any cash or stock dividends, unless the Committee shall otherwise provide in the terms of the applicable restricted stock award and except as may otherwise be provided in subsection 9.5 hereof.

9.5 Restrictions for Additional Common Shares Issued under Stock Split or Dividend. Any Common Shares issued with respect to restricted stock as a result of a stock split, stock dividend, or similar transaction shall be restricted to the same extent as the applicable restricted stock, unless otherwise provided by the Committee in the terms of the applicable restricted stock award.

9.6 Forfeiture of Restricted Stock. If any restrictions or conditions on a Participant's ability to dispose of any restricted stock granted to him or her are not satisfied in accordance with the terms of such restricted stock, such restricted stock shall be forfeited (subject to such exceptions, if any, as are authorized by the Committee). For instance, if a Participant to whom restricted stock has been granted under the Plan terminates his or her employment with the Company during the period in which restrictions on his or her ability to dispose of such stock apply (and prior to the satisfaction of the requirements applicable to such restrictions), such restricted stock shall be forfeited (subject to such exceptions, if any, as are authorized by the Committee as to a termination of employment that reflects a retirement, disability, death, or other special circumstances).

10. Performance Share and Unit Awards. Any awards granted under the Plan in the form of performance shares, share-based performance units, and/or nonshare-based performance units (collectively and for purposes of this section 10, "Performance Awards") shall be subject to the following terms and conditions of this section 10.

10.1 Nature of Performance Award.

(a) Any performance share that is granted to a Participant constitutes a right that the Participant will receive a number of Common Shares, up to a fixed maximum number of Common Shares, if and when certain conditions are met. Such conditions shall include but not necessarily be limited to: (i) unless and except to the extent not required under subsection 19.1 hereof, conditions that require that the Participant must either be an employee of the Company for a specified continuous period of time of at least one year or terminate employment with the Company in special circumstances (such as the Participant's retirement, disability, or death); and (ii) conditions related to the meeting of certain performance goals (except that the Committee may provide in the terms of the applicable performance share award that the performance goal conditions otherwise imposed under the award are waived in whole or in part when there occurs a Change in Control or the Participant's termination of employment with the Company because of his or her death or disability).

(b) Any share-based performance unit that is granted to a Participant constitutes a right that the Participant will receive an amount that is equal to a percent, not more than 200%, of the fair market value of a number of Common Shares, up to a fixed maximum number of Common Shares, on the date such amount becomes payable under the terms of the unit (or is equal to a percent, not more than 200%, of the increase in the fair market value of a number of Common Shares, up to a fixed maximum number of Common Shares, from the date of the grant of the unit to the date such amount becomes payable under the terms of the unit) if and when certain conditions are met. Such conditions shall include but not necessarily be limited to: (i) unless and except to the extent not required under subsection 19.1 hereof, conditions that require that the Participant must either be an employee of the Company for a specified continuous period of time of at least one year or terminate employment with the Company in special circumstances (such as the Participant's retirement, disability, or death); and (ii) conditions related to the meeting of certain performance goals (except that the Committee may provide in the terms of the applicable share-based performance unit award that the performance goal conditions otherwise imposed under the award are waived in whole or in part when there occurs a Change in Control or the Participant's termination of employment with the Company because of his or her death or disability).

(c) Any nonshare-based performance unit that is granted to a Participant constitutes a right that the Participant will receive an amount that is equal to a dollar value, not more than a maximum dollar value, if and when certain conditions are met. Such conditions shall include but not necessarily be limited to: (i) unless and except to the extent not required under subsection 19.1 hereof, conditions that require that the Participant must either be an employee of the Company for a specified continuous period of time of at least one year or terminate employment with the Company in special circumstances (such as the Participant's retirement, disability, or death); and (ii) conditions related to the meeting of certain performance goals (except that the Committee may provide in the terms of the applicable nonshare-based performance unit award that the performance goal conditions otherwise imposed under the award are waived in whole or in part when there occurs a Change in Control or the Participant's termination of employment with the Company because of his or her death or disability).

(d) Any performance share, share-based performance unit, and/or nonshare-based performance unit award may provide that the satisfaction of certain but not all (or a certain level but not the highest level) of any of the required employment period conditions, performance goal conditions, and/or other conditions applicable to such award will permit the Participant to receive a percentage (that is reasonably related to the percentage of all or the highest level of the applicable conditions imposed under the entire award that have been satisfied), but not the maximum amount, of the Common Shares or the dollar-denominated amounts that would be payable under such award if all (or the highest level) of the conditions applicable to such award had been met.

10.2 Terms and Conditions of Performance Award To Be Determined by Committee. Subject to the other provisions of this section 10 and the other sections of the Plan, all of the restrictions and other terms and conditions that apply to any Performance Award issued under the Plan shall be determined by the Committee. The grant of any Performance Award under the Plan shall be evidenced by a written agreement signed by the Committee or a representative thereof, which agreement shall contain the restrictions and other terms and conditions of the Performance Award (as set by the Committee).

10.3 Procedures for Payment of Performance Award and of Applicable Taxes.

(a) Any taxes required to be withheld upon a Participant becoming entitled to the payment of any Performance Award granted under the Plan (by reason of any of the award's performance goals and/or other conditions being met) must be paid in full at the time such performance goals and/or other conditions are met. The procedures for meeting such requirements shall be established under the provisions of section 17 hereof.

(b) As soon as administratively practical after the full payment of taxes applicable to the Performance Award granted under the Plan in accordance with the procedures established under the provisions of section 17 hereof, CBI shall pay the amount to which the applicable Participant (or such other person who is entitled to the benefits of the award) is entitled upon the meeting of such performance goals and/or other conditions and as the Committee shall provide in the terms of the award: (i) in a lump sum or in installments; (ii) to the extent a share-based performance unit or a nonshare-based performance unit is involved, in cash, Common Shares or other property, or a combination thereof; and (iii) to the extent a performance share is involved, in Common Shares. To the extent that payment is made in Common Shares or other property, the Common Shares or other property shall be valued at its fair market value on the date as of which the payment is made.

11. Non-Restricted Stock Awards. Any awards granted under the Plan in the form of non-restricted stock shall be subject to the following terms and conditions of this section 11.

11.1 Nature of Non-Restricted Stock and Condition of Grant. Non-restricted stock shall constitute Common Shares that may, upon grant, be immediately disposed of by the Participant to whom the non-restricted stock is granted (without any special restrictions and conditions). However, notwithstanding any other provision of the Plan, non-restricted stock may be awarded under the Plan only if and to the extent permitted under subsection 19.1 hereof.

11.2 Terms and Conditions of Non-Restricted Stock To Be Determined by Committee. Subject to the other provisions of this section 11 and the other sections of the Plan, all of the terms and conditions that apply to any non-restricted stock awarded under the Plan shall be determined by the Committee. The grant of any non-restricted stock under the Plan shall be evidenced by a written agreement signed by the Committee or a representative thereof, which agreement shall contain the terms and conditions of the non-restricted stock award (as set by the Committee).

11.3 Procedures for Payment of Taxes Upon Grant of Non-Restricted Stock. Any taxes required to be withheld upon the grant of any non-restricted stock award under the Plan (and, if applicable, any minimum purchase price for the stock that may be required by applicable law) must be paid in full at the time of such grant. The procedures for meeting such requirements shall be established under the provisions of section 17 hereof.

12. Fair Market Value of Common Shares. For purposes of the Plan, the fair market value of a Common Share on any date (for purposes of this section 12, the "subject date") shall be deemed to be the closing price of a Common Share on the New York Stock Exchange on the subject date (or, if no trading in any stocks occurred at all on such exchange on the subject date, on the next subsequent date on which trading of stocks occurred on such exchange). Notwithstanding the foregoing, if Common Shares are not listed or traded at all on the New York Stock Exchange on the date as of which a Common Share's fair market value for the subject date is to be determined under the terms of the immediately preceding sentence, then the fair market value of a Common Share on the subject date shall be determined by the Committee in good faith pursuant to methods and procedures established by the Committee.

13. Performance Goals.

13.1 Criteria for Performance Goals. To the extent the meeting of performance goals set by the Committee may be a condition to the exercise of or payment under any award granted under the Plan, the Committee may base such performance goals on, and only on, one or more of the following criteria applicable to the Company:

(a) free cash flow (defined as cash generated by operating activities, minus capital expenditures and other investing activities, dividend payments and proceeds from the issuance of equity securities, and proceeds from the sale of assets);

(b) earnings before interest, taxes, depreciation, and amortization;

(c) earnings per share;

(d) operating income;

(e) total shareholder returns;

(f) profit targets;

(g) revenue targets;

(h) profitability targets as measured by return ratios;

(i) net income;

(j) return on sales;

(k) return on assets;

(l) return on equity; and

(m) corporate performance indicators (indices based on the level of certain services provided to customers).

13.2 Method By Which Performance Criteria Can Be Measured.

(a) Any performance criteria described in subsection 13.1 hereof that is used to determine the performance goals applicable to an award granted under the Plan shall be measured or determined on the basis of a period of such duration (for purposes of this subsection 13.2, a "performance period"), which period may be of any length, but not less than one year or in excess of ten years, as is set by the Committee either prior to the start of such period or within its first 90 days (provided that the performance criteria is not in any event set after 25% or more of the applicable performance period has elapsed) and shall be criteria that will be able to be objectively determined by the Committee.

(b) Further, the Committee may provide in the terms of an award granted under the Plan that any factor used to help determine any performance criteria identified in subsection 13.1 hereof shall be taken into account only to the extent it exceeds or, conversely, is less than a certain amount. The Committee may also provide in the terms of an award granted under the Plan that, in determining whether any performance criteria identified in subsection 13.1 hereof has been attained, certain special or technical factors shall be ignored or, conversely, taken into account, in whole or in part, including but not limited to any one or more of the following factors:

(1) a gain, loss, income, or expense resulting from changes in generally accepted accounting principles that become effective during the applicable performance period or any previous period;

(2) a gain, loss, income, or expense that is extraordinary in nature;

(3) an impact of other specified nonrecurring events;

(4) a gain or loss resulting from, and the direct expense incurred in connection with, the disposition of a business, in whole or in part, the sale of investments or non-core assets, or discontinued operations, categories, or segments of businesses;

(5) a gain or loss from claims and/or litigation and insurance recoveries relating to claims or litigation;

(6) an impact of impairment of tangible or intangible assets;

(7) an impact of restructuring activities, including, without limitation, reductions in force;

(8) an impact of investments or acquisitions made during the applicable performance period or any prior period;

(9) a loss from political and legal changes that impact operations, as a consequence of war, insurrection, riot, terrorism, confiscation, expropriation, nationalization, deprivation, seizure, business interruption, or regulatory requirements;

(10) retained and uninsured losses from natural catastrophes;

(11) currency fluctuations;

(12) an expense relating to the issuance of stock options and/or other stock-based compensation;

(13) an expense relating to the early retirement of debt; and/or

(14) an impact of the conversion of convertible debt securities.

Each of the adjustments described in this paragraph (b) shall be determined in accordance with generally accepted accounting principles and standards, unless another objective method of measurement is designated by the Committee.

(c) In addition, any performance criteria identified in subsection 13.1 hereof, and any adjustment in the factors identified in paragraph (b) of this subsection 13.2 that are used to determine any such performance criteria, (i) may be measured or determined for CBI, for any organization other than CBI that is part of the Company, for the entire Company in the aggregate, or for any group of corporations or organizations that are included in the Company and (ii) may be measured and determined in an absolute sense and/or in comparison to the analogous performance criteria of other publicly-traded companies (that are selected for such comparison purposes by the Committee).

13.3 Verification That Performance Goals and Other Conditions Are Met. To the extent any payment under, or any exercise of, an award granted under the Plan requires the meeting of any performance goals and/or any other conditions that have been set by the Committee, the Committee shall verify that such performance goals and/or such other conditions have been met before such payment or exercise is permitted.

14. Nonassignability of Awards. Except as may be required by applicable law, no award granted under the Plan to a Participant may be assigned, transferred, pledged, or otherwise encumbered by the Participant otherwise than by will, by designation of a beneficiary to take effect after the Participant's death, or by the laws of descent and distribution. Each award shall be exercisable during the Participant's lifetime only by the Participant (or, if permissible under applicable law, by the Participant's guardian or legal representative).

15. Provisions Upon Change in Control.

15.1 Effect of Change in Control on Awards. In the event a Change in Control occurs on or after the Effective Date, then, unless otherwise prescribed by the Committee in the terms of an applicable award, (i) all outstanding stock options and stock appreciation rights granted under the Plan to a Participant shall immediately become exercisable in full upon the date of the Change in Control, (ii) the restrictions still then in force and applicable to any Common Shares awarded as restricted stock under the Plan to a Participant shall immediately lapse upon the date of the Change in Control, and (iii) any performance share, share-based performance unit, and nonshare-based performance unit granted under the Plan to a Participant shall become payable, at the maximum payment amount that was attainable under such award if all performance goals and other criteria or conditions applicable to the award were satisfied, on the date of the Change in Control.

15.2 Cashout of Stock Options and Stock Appreciation Rights. In addition, unless the Committee shall otherwise prescribe in the terms of a stock option or stock appreciation right that was awarded under the Plan, in the event of a Change in Control the Committee shall have discretion to cause a cash payment to be made to the person who then holds such stock option or stock appreciation right, in lieu of the right to exercise such stock option or stock appreciation right or any portion thereof, provided (i) that such stock option or stock appreciation right is still outstanding as of the Change in Control and (ii) that the aggregate fair market value (on the date of the Change in Control) of the Common Shares that are subject to such stock option or stock appreciation right exceeds the aggregate exercise price of such Common Shares under such stock option or stock appreciation right. In the event the Committee exercises its discretion to cause such cash payment to be made, the amount of such cash payment shall be equal to the amount by which (i) the aggregate fair market value (on the date of the Change in Control) of the Common Shares that are subject to such stock option or stock appreciation right exceeds (ii) the aggregate exercise price of such Common Shares under such stock option or stock appreciation right.

15.3 Cashout of Performance Shares, Share-Based Performance Units, and Nonshare-Based Performance Units. Further, unless the Committee shall otherwise prescribe in the terms of an applicable performance share, share-based performance unit, or nonshare-based performance unit that was awarded under the Plan and that would otherwise be payable in Common Shares, in the event of a Change in Control the Committee shall have discretion to cause the payment of such performance share, share-based performance unit, or nonshare-based performance unit to be made in cash instead of Common Shares. In the event the Committee exercises its discretion to cause such cash payment to be made, the amount of such cash payment shall be equal to the aggregate fair market value, on the date of the Change in Control, of the Common Shares that would otherwise then be payable under such performance share, share-based performance unit, or nonshare-based performance unit.

15.4 Definition of Change in Control. For purposes of the Plan, a "Change in Control" means the occurrence of any one of the events described in the following paragraphs of this subsection 15.4.

(a) A majority of the Board as of any date not being composed of Incumbent Directors. For purposes of this subsection 15.4, as of any date, the term "Incumbent Director" means any individual who is a director of CBI as of such date and either: (i) who was a director of CBI at the beginning of the 24 consecutive month period ending on such date; or (ii) who became a CBI director subsequent to the beginning of such 24 consecutive month period and whose appointment, election, or nomination for election was approved by a vote of at least two-thirds of the CBI directors who were, as of the date of such vote, Incumbent Directors (either by a specific vote or by approval of the proxy statement of CBI in which such person is named as a nominee for director). It is provided, however, that no individual initially appointed, elected, or nominated as a director of CBI as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall ever be deemed to be an Incumbent Director.

(b) Any "person," as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, being or becoming "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of CBI representing 20% or more of the combined voting power of CBI's then outstanding securities eligible to vote for the election of the Board (for purposes of this subsection 15.4, the "CBI Voting Securities"). It is provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change in Control if such event results from any of the following: (i) the acquisition of any CBI Voting Securities by the Company, (ii) the acquisition of any CBI Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Company, (iii) the acquisition of any CBI Voting Securities by any underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a Non-Qualifying Transaction (as defined in paragraph (c) of this subsection 15.4).

(c) The consummation of a merger, consolidation, statutory share exchange, or similar form of corporate transaction involving the Company (for purposes of this paragraph (c), a "Reorganization") or sale or other disposition of all or substantially all of the assets of CBI to an entity that is not an affiliate of CBI (for purposes of this paragraph (c), a "Sale"), that in each case requires the approval of CBI's shareholders under the law of CBI's jurisdiction of organization, whether for such Reorganization or Sale (or the issuance of securities of CBI in such Reorganization or Sale), unless immediately following such Reorganization or Sale:

(1) more than 60% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of (i) the entity resulting from such Reorganization or the entity which has acquired all or substantially all of the assets of CBI (for purposes of this paragraph (c) and in either case, the "Surviving Entity"), or (ii) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of more than 50% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity (for purposes of this paragraph (c), the "Parent Entity"), is represented by CBI Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such CBI Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such CBI Voting Securities among the holders thereof immediately prior to the Reorganization or Sale;

(2) no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity or the related trust of any such plan) is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the outstanding voting securities of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); and

(3) at least a majority of the members of the board of directors (or similar officials in the case of an entity other than a corporation) of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Reorganization or Sale were, at the time of the approval by

the Board of the execution of the initial agreement providing for such Reorganization or Sale, Incumbent Directors (any Reorganization or Sale which satisfies all of the criteria specified in subparagraphs (1), (2), and (3) of this paragraph (c) being deemed to be a "Non-Qualifying Transaction" for purposes of this subsection 15.4).

(d) The shareholders of CBI approving a plan of complete liquidation or dissolution of CBI.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the CBI Voting Securities as a result of the acquisition of CBI Voting Securities by CBI which reduces the number of CBI Voting Securities outstanding; provided that, if after such acquisition by CBI such person becomes the beneficial owner of additional CBI Voting Securities that increases the percentage of outstanding CBI Voting Securities beneficially owned by such person, a Change in Control shall then occur.

16. Adjustments.

16.1 Adjustments for Stock Dividends, Stock Splits, and Other Corporate Transactions.

(a) In the event of any change affecting the Common Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change, or any distributions to common shareholders other than cash dividends, then, subject to the provisions of paragraph (b) of this subsection 16.1, the Committee shall make such substitution or adjustment in the aggregate number or class of shares which may be distributed under the Plan and in the number, class, and exercise price or other price of shares on which the outstanding awards granted under the Plan are based as it determines to be necessary or appropriate in order to prevent the enlargement or dilution of rights under the Plan or under awards granted under the Plan.

(b) The Committee shall not take any action under the provisions of paragraph (a) of this subsection 16.1 with respect to any specific award granted under the Plan to the extent it determines that such action would otherwise cause such award to become subject to the requirements of Code Section 409A when such award would not be subject to such requirements in the absence of such adjustment.

16.2 Adjustments To Correct Errors or Omissions. The Committee shall be authorized to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any award granted under the Plan in the manner and to the extent it shall determine is needed to reflect the intended provisions of the Plan or that award or to meet any law that is applicable to the Plan (or the provisions of any law which must be met in order for the normal tax consequences of the award to apply).

17. Procedures For Satisfying Payment and Withholding Requirements.

17.1 Committee May Develop Payment/Withholding Procedures. The Committee may, in its discretion, establish procedures governing the exercise of, lapse of restrictions under, and/or payment of any award granted under the Plan and to compel under such procedures that, to the extent applicable under such award, any purchase price for Common Shares being obtained under such award and/or taxes required to be withheld by the terms of such award or under applicable law (with any such purchase price and/or tax withholding requirements being referred to in this section 17 as the "payment/withholding requirements") be paid in full. The Committee may provide for different rules as to the satisfying of the payment/withholding requirements with respect to each type of award granted under the Plan and even among awards of the same type that are granted under the Plan. The Committee's procedures applicable to the satisfaction of any payment/withholding requirements that apply to an award granted under the Plan may, in the discretion of the Committee, include commonly accepted electronic or telephonic notices given via the internet or an interactive voice response system to a third party broker which is designated by the Committee to facilitate and/or administer the exercise or payment of any awards granted under the Plan.

17.2 Default Payment/Withholding Procedures. Unless the Committee otherwise prescribes in the written agreement by which an award is granted under the Plan, any Participant to whom an award under the Plan is granted (or, if applicable, such other person who is exercising or receiving a payment under the award) may, in his or her sole discretion, satisfy the payment/withholding requirements that apply to such award by using any one or more of the following methods or any combination of the following methods:

(a) by making a payment to the Company of an amount in cash (which, for purposes of the Plan, shall be deemed to include payment in U.S. currency or by certified check, bank draft, cashier's check, or money order) equal to the amount of such payment/withholding requirements;

(b) by making a payment to the Company in Common Shares which are previously owned by the Participant (or such other person) and have a fair market value on the date of payment equal to the amount of such payment/withholding requirements;

(c) by having CBI retain Common Shares which are otherwise being purchased or paid under the award and have a fair market value on the date of payment equal to the amount of such payment/withholding requirements;

(d) by having CBI retain an amount of cash that is payable under the award and equal to the amount of such payment/withholding requirements; and/or

(e) by having the Company retain an amount of cash that is payable under any other compensation applicable to the Participant (or such other person) and equal to the amount of such payment/withholding requirements.

17.3 Limitation on Common Shares Used to Meet Payment/Withholding Requirements. Notwithstanding any other provisions of subsections 17.1 and 17.2 hereof, Common Shares may not be used in payment by the Participant for satisfying any payment/withholding requirements that apply to an award granted under the Plan either (i) if the Common Shares being used in payment are being purchased upon exercise of the applicable award and the award is an ISO or (ii) if the Common Shares being used in payment both were previously acquired by the Participant through the exercise of a prior ISO and have been held by the Participant for less than two years from the date of grant of the prior ISO or less than one year from the date of the prior transfer of such Common Shares to him or her.

17.4 Right of Company To Retain Amount To Meet Payment/Withholding Requirements If Requirements Are Not Otherwise Met. If any Participant (or other person) who is responsible for satisfying any payment/withholding requirements that apply to an award granted under the Plan otherwise fails to satisfy such payment/withholding requirements under the procedures or other rules set forth in the foregoing provisions of this section 17, the Company shall have the right to retain from such award or the payment thereof (or from any other amount that is payable as compensation to the Participant or such other person), as appropriate, a sufficient number of Common Shares or cash otherwise applicable to the award (or otherwise applicable to such other compensation amount) in order to satisfy such payment/withholding requirements.

18. Amendment or Termination of Plan.

18.1 Right of Board To Amend or Terminate Plan. Subject to the provisions of subsection 1.3(b) hereof but notwithstanding any other provision hereof to the contrary, the Board may amend or terminate the Plan or any portion or provision thereof at any time, provided that no such action shall materially impair the rights of a Participant with respect to a previously granted Plan award without the Participant's consent. Notwithstanding the foregoing, the Board may not in any event, without the approval of CBI's shareholders, adopt an amendment to the Plan which shall: (i) increase the total number of Common Shares which may be issued during the existence of the Plan; (ii) increase the total number of Common Shares which may be subject to or issued under ISOs granted during the existence of the Plan; (iii) change the class of persons eligible to become Participants under the Plan; or (iv) make any other change in the Plan that is required by applicable law to be approved by CBI's shareholders in order to be effective.

18.2 Rules When Shareholder Approval for Amendment Is Required. If approval of CBI's shareholders is required to a Plan amendment pursuant to the provisions of subsection 18.1 hereof, then such approval must comply with all applicable provisions of CBI's corporate charter, bylaws and regulations, and any applicable state law prescribing a method and degree of shareholder approval required for issuance of Common Shares. If the applicable state law fails to prescribe a method and degree in such cases, then such approval must be made by a method and degree that would be treated as adequate under applicable state law in the case of an action requiring shareholder approval of an amendment to the Plan.

19. Miscellaneous.

19.1 Exception to Service Vesting Requirements Under Certain Awards. Notwithstanding any other provision of subsections 9.1(a), 10.1(a), (b), and (c), and 11.1 hereof but subject to all other limits and provisions of the Plan, up to but not in excess of 400,000 Common Shares (in the aggregate) may be issued or paid (i) under awards of restricted stock, performance shares, share-based performance units, and/or nonshare-based performance units that do not impose the restrictions or conditions set forth in subsections 9.1(a) and 10.1(a), (b), and (c) that otherwise would require (for the applicable Participant to receive, or retain without forfeiting, the compensation reflected by the award) that the Participant must either be an employee of the Company for a specified continuous period of time or terminate employment with the Company in special circumstances and (ii) under awards of non-restricted stock.

19.2 Section 83(b) Election. A Participant may, with respect to any award granted to him or her under the Plan with respect to which an election could be made under Section 83(b) of the Code (generally to include in his or her gross income for Federal income tax purposes in the year the award is transferred to him or her the amounts specified in such Code section), make such election provided that (i) the terms and conditions of such award fail to prohibit the Participant making such election and (ii) the Participant provides written notice to the Committee of such election, and satisfies any tax withholding requirements that are then applicable to the award because of his or her election under Code Section 83(b), within ten days after he or she has filed a written notice of such election with the Internal Revenue Service (as well as meeting all other notice and additional requirements for such election that are required by Section 83(b) of the Code).

19.3 Deferrals of Award Payments. The Committee may, in its discretion and if performed in accordance with the terms and conditions of an award granted under the Plan or under any plan maintained by CBI, permit Participants to elect to defer the payment otherwise required under all or part of any award granted under the Plan. Such deferral shall not be permitted by the Committee unless such deferral meets all of the conditions of Section 409A of the Code.

19.4 Prohibition on Reduction of Exercise Price. Subject to the provisions of subsection 16.1 hereof but notwithstanding any other provision of the Plan, in no event shall the exercise or other similar price applicable to an award granted under the Plan, including a stock option or a stock appreciation right granted under the Plan, be reduced, directly or indirectly, by an amendment to the award, by the cancellation of the award and the granting of a new award, or by any other means unless such reduction is approved by CBI's shareholders (with such approval meeting the same conditions as are described in subsection 18.2 hereof as to the approval of a Plan amendment).

19.5 No Right To Employment. Nothing contained in the Plan or any award granted under the Plan shall confer on any Participant any right to be continued in the employment of the Company or interfere in any way with the right of the Company to terminate the Participant's employment at any time and in the same manner as though the Plan and any awards granted under the Plan were not in effect.

19.6 No Advance Funding of Plan Benefits. All payments required to be made under awards granted under the Plan shall be made by the Company out of its general assets. In this regard, the Plan shall not be funded and the Company shall not be required to segregate any assets to reflect any awards granted under the Plan. Any liability of the Company to any person with respect to any award granted under the Plan shall be based solely upon the contractual obligations that apply to such award, and no such liability shall be deemed to be secured by any pledge of or other lien or encumbrance on any property of the Company.

19.7 Plan Benefits Generally Not Part of Compensation for Other Company Benefit Plans. Any payments or other benefits provided to a Participant with respect to an award granted under the Plan shall not be deemed a part of the Participant's compensation for purposes of any termination or severance pay plan, or any other pension, profit sharing, or other benefit plan, of the Company unless such plan expressly or clearly indicates that the payments or other benefits provided under an award granted under the Plan shall be considered part of the Participant's compensation for purposes of such plan or unless applicable law otherwise requires.

19.8 No Issuance of Common Shares Unless Securities Laws Permit Issuance. Notwithstanding any other provision of the Plan to the contrary, in no event shall CBI be obligated to issue or deliver any Common Shares under the Plan in connection with an award granted under the Plan unless and until CBI determines that such issuance or delivery will not constitute a violation of the provisions of any applicable law (or regulation issued under such law) or the rules of any securities exchange on which Common Shares are listed and will not be subject to restrictions not generally applicable to Common Shares. In addition, with respect to any Participant who is subject to the requirements of Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable requirements of Rule 16b-3. To the extent any provision of the Plan or an award granted under the Plan or action by the Committee fails to so comply, it shall be deemed to be null and void to the extent permitted by law or deemed advisable by the Committee.

19.9 Awards To Employees of CBI Affiliate May Be Made In Shares of Subsidiary. Notwithstanding any other provision of the Plan, any award granted under the Plan to an Employee who is, at the time of the grant of the award, an employee of a corporation (other than CBI) that is part of a controlled group of corporations (within the meaning of Section 1563(a) of the Code, but determined without regard to Code Section 1563(a)(4) and (e)(3)(C)) that includes CBI may be based on common shares of such other corporation. In such case, all of the provisions of the Plan, including the Common Share limits set forth in section 6 hereof, shall apply to such award in the same manner as if such other corporation's common shares were Common Shares.

19.10 Applicable Law. Except to the extent preempted by any applicable Federal law, the Plan shall be subject to and construed in accordance with the laws of the State of Ohio.

19.11 Counterparts and Headings. The Plan may be executed in any number of counterparts, each of which shall be deemed an original. The counterparts shall constitute one and the same instrument, which shall be sufficiently evidenced by any one thereof. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

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APPENDIX B

CINCINNATI BELL INC.
2007 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

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CINCINNATI BELL INC.

2007 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

1. Introduction to Plan.

1.1 Name and Sponsor of Plan. The name of this Plan is the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors, and its sponsor is CBI.

1.2 Purposes of Plan. The purposes of this Plan are (i) to attract and retain the services of experienced and knowledgeable persons to serve as independent directors of CBI for the benefit of CBI and its shareholders and (ii) to provide additional incentive for such directors to continue to work for the best interests of CBI and its shareholders.

1.3 Effective Date and Duration of Plan.

(a) The Plan is effective as of the Effective Date (May 3, 2007), subject to the Plan's approval by a majority of the voting shares present or represented and entitled to vote on the Plan at the 2007 annual meeting of CBI's shareholders.

(b) The Plan shall remain in effect thereafter until the earliest of (i) the date on which the Plan is terminated in accordance with section 14 hereof, (ii) the date on which the maximum number of Common Shares which may be issued or paid under or with respect to all of the awards granted under the Plan during the Plan's entire existence (as determined under the other provisions of the Plan) have been issued or paid, or (iii) May 2, 2017. Upon the termination of the Plan, no awards may be granted under the Plan after the date of such termination but any award granted under the Plan on or prior to the date of such termination shall remain outstanding in accordance with the terms of the Plan and the terms of the award.

Proxy Statement

2. General Definitions. For all purposes of the Plan, the following terms shall have the meanings indicated below when used in the Plan, unless the context clearly indicates otherwise.

2.1 "Board" means the Board of Directors of CBI.

2.2 "CBI" means Cincinnati Bell Inc. (and, except for purposes of determining whether a Change in Control has occurred, any legal successor to Cincinnati Bell Inc. that results from a merger or similar transaction).

2.3 "Change in Control" means the occurrence of any of the events described in subsection 11.3 hereof.

2.4 "Code" means the Internal Revenue Code of 1986, as it exists as of the Effective Date and as it may thereafter be amended. A reference to a specific section of the Code shall be deemed to be a reference both (i) to the provisions of such section as it exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded (by future legislation) and (ii) to the provisions of any government regulation that is issued under such section as of the Effective Date or as of a later date.

2.5 "Common Shares" means common shares, par value $0.01 per share, of CBI.

2.6 "Company" means, collectively, (i) CBI, (ii) each other corporation that is part of a controlled group of corporations (within the meaning of Section 1563(a) of the Code, but determined without regard to Code Section 1563(a)(4) and (e)(3)(C)) that includes CBI, and (iii) each other organization (a partnership, sole proprietorship, etc.) that is under common control (within the meaning of Section 414(b) of the Code) with CBI.

2.7 "Effective Date" means May 3, 2007.

2.8 "Exchange Act" means the Securities Exchange Act of 1934, as it exists as of the Effective Date and as it may thereafter be amended. A reference to a specific section of the Exchange Act shall be deemed to be a reference both (i) to the provisions of such section as it exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded (by future legislation) and (ii) to the provisions of any government regulation or rule that is issued under such section as of the Effective Date or as of a later date.

2.9 "Outside Director" means any member of the Board who is not an employee (on an employee payroll) of the Company.

2.10 "Plan" means this document, named the "Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors," as set forth herein and as it may be amended.

2.11 "Regulation 1.83-3(i)" means Treasury Regulation Section 1.83-3(i) issued by the Department of the Treasury under Section 83 of the Code, as such regulation exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded.

2.12 "Retirement" means, with respect to any Outside Director, the Outside Director's ceasing to be a director of CBI either (i) after he or she has attained at least age 68, (ii) after he or she has completed at least three full years of service as a director of CBI (with one year of service being credited to the Outside Director for this purpose for each twelve months as a CBI director, whether or not consecutive), or (iii) with the express consent of the Board that such cessation will be treated as the Outside Director's retirement for purposes of the Plan.

2.13 "Rule 16b-3" means Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Exchange Act, as such rule exists as of the Effective Date and as it is subsequently amended, renumbered, or superseded.

3. Administration of Plan. The Plan shall be administered by the Board. The Board shall have the sole and complete authority to grant awards to Outside Directors in accordance with the provisions of section 5 hereof and, subject to the limitations and other provisions of the Plan, to interpret the Plan, to adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the Plan, and to make all other determinations and to take all other actions it deems necessary or advisable for the proper administration of the Plan. Except to the extent otherwise required by applicable law, the Board's determinations on any matter within its authority shall be conclusive and binding on CBI, all Outside Directors, and all other parties.

4. Class of Persons Eligible for Plan. Awards may be granted under the Plan to, and only to, Outside Directors.

5. Awards under Plan.

5.1 Type of Awards. Awards under the Plan may be granted in either or both of the following forms, both of which shall be based on Common Shares: (i) stock options; and (ii) restricted stock. The subsequent provisions of the Plan provide certain rules and conditions that apply to each of such award forms.

5.2 Grant of Awards.

(a) Any individual who first becomes an Outside Director on or after the Effective Date shall be granted a stock option to purchase 25,000 Common Shares on the first day of such individual's first term of office as an Outside Director; except that, notwithstanding the foregoing, (i) the Board may in its discretion change the number of Common Shares to be subject to purchase under such stock option to any number of Common Shares above or below 25,000 Common Shares, (ii) the Board may also in its discretion issue on such day restricted stock of any number of Common Shares, and (iii) the number of Common Shares to be subject to such stock option and/or restricted stock shall in any event be subject to and constrained by the limits of section 6 hereof and the other terms of this Plan.

(b) On the date of each annual meeting of the shareholders of CBI that occurs on or after the Effective Date, each Outside Director who first became an Outside Director prior to such annual meeting and who will continue to serve as an Outside Director after such annual meeting shall be granted a stock option to purchase 9,000 Common Shares; except that, notwithstanding the foregoing, (i) the Board may in its discretion change the number of Common Shares to be subject to purchase under such stock option to any number of Common Shares above or below 9,000 Common Shares, (ii) the Board may also in its discretion issue on such date restricted stock of any number of Common Shares, and (iii) the number of Common Shares to be subject to such stock option and/or restricted stock shall in any event be subject to and constrained by the limits of section 6 hereof and the other terms of this Plan.

(c) The Board shall (i) exercise its discretion when changing the number of Common Shares to be subject to any stock option award granted to any Outside Director under the provisions of paragraph (a) or (b) of this subsection 5.2 (to a number of Common Shares that is above or below the number of Common Shares that are otherwise prescribed for such stock option award under the provisions of such paragraph (a) or (b)), and (ii) exercise its discretion when issuing any restricted stock award under the provisions of paragraph (a) or (b) of this subsection 5.2, with the intent that such awards, together with other compensation that is either paid in the form of Common Shares or has its value determined in relation to the value of Common Shares (such awards and such other compensation referred to in this paragraph (c) as "equity-based compensation") and taking into account the fair market value of a Common Share when granting or providing such equity-based compensation, provide equity-based compensation for the Outside Directors that each year is approximately equal to the median level of the value of equity-based compensation provided by a group of comparable peer group companies to their non-employee directors.

(d) Any Common Shares that are to be issued or paid under any award granted under the Plan may consist, in whole or in part, of Common Shares that are authorized but unissued or Common Shares that are treasury shares.

6. Limits on Shares Subject to Plan Awards.

6.1 Common Share Limit. Subject to the following provisions of this subsection 6.1 and the provisions of subsections 6.2 and 12.1 hereof, the following limits set forth in paragraphs (a) through (c) of this subsection 6.1 (which generally involve the maximum number of Common Shares that may be issued or paid under the Plan and its various types of awards during the Plan's entire existence) shall apply to the grant of awards under the Plan. No award may be granted under the Plan to the extent it would cause any of the following limits to be violated.

(a) The maximum number of Common Shares which may be issued or paid under or with respect to all of the awards (considered in the aggregate) granted under the Plan during the Plan's entire existence shall be equal to 1,000,000 Common Shares.

(b) The maximum number of Common Shares which may be issued or paid under or with respect to all stock options (considered in the aggregate but separately from all restricted stock forms of awards) granted under the Plan during the Plan's entire existence shall be equal to 1,000,000 Common Shares.

(c) The maximum number of Common Shares which may be issued or paid under or with respect to all restricted stock (considered in the aggregate but separately from all stock option forms of awards) granted under the Plan during the Plan's entire existence shall be equal to 300,000 Common Shares.

6.2 Rules For Applying Award Limits. For purposes of applying the award limits set forth in subsection 6.1 hereof and for all other purposes of the Plan, the following provisions of this subsection 6.2 shall apply.

(a) If any award or portion thereof granted under the Plan is forfeited, expires, or in any other manner terminates without the payment of Common Shares or any other amount or consideration, the number of Common Shares on which such award or portion of an award was based (i) shall again be available to be issued or paid under the Plan and to be the basis on which other awards may be granted under the Plan and (ii) thus shall not be counted as Common Shares that were issued or paid under the Plan in determining whether any of the limits set forth in subsection 6.1 hereof are met.

(b) Any Common Shares that would be issued or paid under an award granted under the Plan but are withheld in payment of any exercise price, purchase price, or tax withholding requirements (in accordance with the provisions of section 13 hereof) (i) shall not again be deemed to be available to be issued or paid under the Plan or to be the basis on which other awards may be granted under the Plan and (ii) thus shall be counted as Common Shares that were issued or paid under the Plan in determining whether any of the limits set forth in subsection 6.1 hereof are met.

7. Stock Option Awards. Any awards granted under the Plan in the form of stock options shall be subject to the following terms and conditions of this section 7.

7.1 Nature of Stock Option. A stock option means an option to purchase any number of Common Shares, up to a fixed maximum number of Common Shares, in the future at a fixed price (for purposes of this section 7, the "Exercise Price") that applies to the Common Shares to which the purchase relates. Stock options granted under the Plan to any Outside Director shall be stock options that are not incentive stock options (within the meaning of Section 422 of the Code).

7.2 Terms and Conditions of Stock Option To Be Determined by Board. Subject to the other provisions of this section 7 and the other sections of the Plan, the terms and conditions of any stock option granted under the Plan shall be determined by the Board. The grant of a stock option shall be evidenced by a written agreement signed by the Board or a representative thereof, which agreement shall contain the terms and conditions of the stock option (as set by the Board).

7.3 Exercise Price of Stock Option. Unless otherwise prescribed by the Board to be higher, the Exercise Price with respect to any number of Common Shares that are subject to a stock option granted under the Plan shall be 100% (and may not in any event be less than 100%) of the fair market value of such number of Common Shares (disregarding lapse restrictions as defined in Regulation 1.83-3(i)) on the date the stock option is granted.

7.4 Expiration of Stock Option.

(a) Unless otherwise prescribed by the Board, any stock option granted under the Plan shall be exercisable in whole or in part at any time after the date on which it is granted. However, subject to the provisions of paragraph (b) of this subsection 7.4, a stock option granted under the Plan shall not in any event be exercisable after the expiration of ten years after the date on which it is granted (or after any earlier expiration date that is otherwise prescribed for the stock option by the Board).

(b) Unless otherwise prescribed by the Board and subject in any event to the provisions of paragraph (a) of this subsection 7.4, if an Outside Director ceases to be a director of CBI other than for death or Retirement when still eligible to exercise a stock option granted to him or her under the Plan (to the extent such stock option has not previously been exercised), such stock option shall no longer be exercisable after the earlier of the expiration of ten years after the date on which the stock option was granted or the expiration of six months after the date on which the Outside Director ceased to be a director of CBI; except that, if such Outside Director dies after he or she ceased to be a director of CBI but prior to the expiration of six months after the date on which he or she ceased to be a director of CBI, the first reference in this paragraph (b) to "six months" shall be deemed to be a reference to "one year."

7.5 Procedures for Exercise of Stock Option.

(a) With respect to each exercise of a stock option granted under the Plan, written notice of the exercise must be given and the purchase price for the Common Shares being purchased upon the exercise and any taxes required to be withheld upon the exercise must be paid in full at the time of the exercise. The procedures for meeting such requirements shall be established under the provisions of section 13 hereof.

(b) As soon as administratively practical after the receipt of the written notice and full payment applicable to the exercise of any stock option granted under the Plan in accordance with the procedures established under the provisions of section 13 hereof, CBI shall deliver to the applicable Outside Director (or such other person who is exercising the stock option) a certificate or certificates representing the acquired Common Shares.

8. Restricted Stock Awards. Any awards granted under the Plan in the form of restricted stock shall be subject to the following terms and conditions of this section 8.

8.1 Nature of Restricted Stock.

(a) Restricted stock shall constitute Common Shares that may not be disposed of by the Outside Director to whom the restricted stock is granted until certain restrictions and conditions established by the Board lapse. Such restrictions shall include but not necessarily be limited to restrictions that provide that the Outside Director must, in order to dispose of all of the Common Shares reflected in a restricted stock award granted under the Plan, complete at least three full years of service as a director of CBI (with one year of service being credited to the Outside Director for this purpose for each twelve months as a CBI director, whether or not consecutive) or terminate service with CBI in special circumstances (such as upon the Outside Director's death, disability, or Retirement that occurs after he or she has attained at least age 68). Any restrictions imposed under a restricted stock award shall also similarly restrict the ability of the Outside Director to dispose of other rights issued with respect to such restricted stock.

(b) Any restricted stock award granted under the Plan may provide that the satisfaction of certain but not all (or a certain level but not the highest level) of the restrictions and conditions applicable to such restricted stock will permit the lapse of the applicable restrictions and conditions that restrict the right to dispose of such restricted stock as to a percentage (that is reasonably related to the percentage of all or the highest level of the restrictions and conditions applicable to the entire restricted stock award that have been satisfied), but not the maximum number, of the Common Shares reflected by such restricted stock.

8.2 Terms and Conditions of Restricted Stock To Be Determined by Board. Subject to the other provisions of this section 8 and the other sections of the Plan, all of the restrictions and other terms and conditions that apply to any restricted stock awarded under the Plan shall be determined by the Board. The grant of any restricted stock under the Plan shall be evidenced by a written agreement signed by the Board or a representative thereof, which agreement shall contain the restrictions and other terms and conditions of the restricted stock (as set by the Board) and shall be referenced on the certificates representing the Common Shares that constitute such restricted stock.

8.3 Procedures for Payment of Taxes Upon Vesting of Restricted Stock. Any taxes required to be withheld upon the lapse of any restrictions applicable to any restricted stock granted under the Plan (and, if applicable, any minimum purchase price for the restricted stock that may be required by applicable law) must be paid in full at the time such restrictions lapse. The procedures for meeting such requirements shall be established under the provisions of section 13 hereof.

8.4 Right of Participant Under Restricted Stock. Any Outside Director who has been granted restricted stock under the Plan shall have, during the period in which restrictions on his or her ability to dispose of such stock apply, all of the rights of a shareholder of CBI with respect to the Common Shares awarded as restricted stock (other than the right to dispose of such shares), including the right to vote the shares and the right to receive any cash or stock dividends, unless the Board shall otherwise provide in the terms of the applicable restricted stock award and except as may otherwise be provided in subsection 8.5 hereof.

8.5 Restrictions for Additional Common Shares Issued under Stock Split or Dividend. Any Common Shares issued with respect to restricted stock as a result of a stock split, stock dividend, or similar transaction shall be restricted to the same extent as the applicable restricted stock, unless otherwise provided by the Board in the terms of the applicable restricted stock award.

8.6 Forfeiture of Restricted Stock. If any restrictions or conditions on an Outside Director's ability to dispose of any restricted stock granted to him or her are not satisfied in accordance with the terms of such restricted stock award, such restricted stock shall be forfeited (subject to such exceptions, if any, as are authorized by the Board). For instance, if an Outside Director to whom restricted stock has been granted under the Plan terminates his or her service with CBI during the period in which restrictions on his or her ability to dispose of such stock apply (and prior to the satisfaction of the requirements applicable to such restrictions), such restricted stock shall be forfeited (subject to such exceptions, if any, as are authorized by the Board as to a termination of service that reflects the Outside Director's death, disability, or Retirement that occurs after the Outside Director has attained at least age 68 or as to other special circumstances).

9. Fair Market Value of Common Shares. For purposes of the Plan, the fair market value of a Common Share on any date (for purposes of this section 9, the "subject date") shall be deemed to be the closing price of a Common Share on the New York Stock Exchange on the subject date (or, if no trading in any stocks occurred at all on such exchange on the subject date, on the next subsequent date on which trading of stocks occurred on such exchange). Notwithstanding the foregoing, if Common Shares are not listed or traded at all on the New York Stock Exchange on the date as of which a Common Share's fair market value for the subject date is to be determined under the terms of the immediately preceding sentence, then the fair market value of a Common Share on the subject date shall be determined by the Board in good faith pursuant to methods and procedures established by the Board.

10. Nonassignability of Awards. Except as may be required by applicable law, no award granted under the Plan to an Outside Director may be assigned, transferred, pledged, or otherwise encumbered by the Outside Director otherwise than by will, by designation of a beneficiary to take effect after the Outside Director's death, or by the laws of descent and distribution. Each stock option award shall be exercisable during the Outside Director's lifetime only by the Outside Director (or, if permissible under applicable law, by the Outside Director's guardian or legal representative). Notwithstanding the foregoing provisions of this section 10, the Board may, in its discretion, permit transfers of stock option awards by gift or otherwise, subject to such terms and conditions as the Board may prescribe.

11. Provisions Upon Change in Control.

11.1 Effect of Change in Control on Awards. In the event a Change in Control occurs on or after the Effective Date, then, unless otherwise prescribed by the Board in the terms of an applicable award, (i) all outstanding stock options granted under the Plan to an Outside Director shall immediately become exercisable in full upon the date of the Change in Control and (ii) the restrictions still then in force and applicable to any Common Shares awarded as restricted stock under the Plan to an Outside Director shall immediately lapse upon the date of the Change in Control.

11.2 Cashout of Stock Options. In addition, unless the Board shall otherwise prescribe in the terms of a stock option that was awarded under the Plan, in the event of a Change in Control the Board shall have discretion to cause a cash payment to be made to the person who then holds such stock option, in lieu of the right to exercise such stock option or any portion thereof, provided (i) that such stock option is still outstanding as of the Change in Control and (ii) that the aggregate fair market value (on the date of the Change in Control) of the Common Shares that are subject to such stock option exceeds the aggregate exercise price of such Common Shares under such stock option. In the event the Board exercises its discretion to cause such cash payment to be made, the amount of such cash payment shall be equal to the amount by which (i) the aggregate fair market value (on the date of the Change in Control) of the Common Shares that are subject to such stock option exceeds (ii) the aggregate exercise price of such Common Shares under such stock option.

11.3 Definition of Change in Control. For purposes of the Plan, a "Change in Control" means the occurrence of any one of the events described in the following paragraphs of this subsection 11.3.

(a) A majority of the Board as of any date not being composed of Incumbent Directors. For purposes of this subsection 11.3, as of any date, the term "Incumbent Director" means any individual who is a director of CBI as of such date and either: (i) who was a director of CBI at the beginning of the 24 consecutive month period ending on such date; or (ii) who became a CBI director subsequent to the beginning of such 24 consecutive month period and whose appointment, election, or nomination for election was approved by a vote of at least two-thirds of the CBI directors who were, as of the date of such vote, Incumbent Directors (either by a specific vote or by approval of the proxy statement of CBI in which such person is named as a nominee for director). It is provided, however, that no individual initially appointed, elected, or nominated as a director of CBI as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall ever be deemed to be an Incumbent Director.

(b) Any "person," as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, being or becoming "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of CBI representing 20% or more of the combined voting power of CBI's then outstanding securities eligible to vote for the election of the Board (for purposes of this subsection 11.3, the "CBI Voting Securities"). It is provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change in Control if such event results from any of the following: (i) the acquisition of any CBI Voting Securities by the Company, (ii) the acquisition of any CBI Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Company, (iii) the acquisition of any CBI Voting Securities by any underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a Non-Qualifying Transaction (as defined in paragraph (c) of this subsection 11.3).

(c) The consummation of a merger, consolidation, statutory share exchange, or similar form of corporate transaction involving the Company (for purposes of this paragraph (c), a "Reorganization") or sale or other disposition of all or substantially all of the assets of CBI to an entity that is not an affiliate of CBI (for purposes of this paragraph (c), a "Sale"), that in each case requires the approval of CBI's shareholders under the law of CBI's jurisdiction of organization, whether for such Reorganization or Sale (or the issuance of securities of CBI in such Reorganization or Sale), unless immediately following such Reorganization or Sale:

(1) more than 60% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of (i) the entity resulting from such Reorganization or the entity which has acquired all or substantially all of the assets of CBI (for purposes of this paragraph (c) and in either case, the "Surviving Entity"), or (ii) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of more than 50% of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity (for purposes of this paragraph (c), the "Parent Entity"), is represented by CBI Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such CBI Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such CBI Voting Securities among the holders thereof immediately prior to the Reorganization or Sale;

(2) no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity or the related trust of any such plan) is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power (in respect of the election of directors, or similar officials in the case of an entity other than a corporation) of the outstanding voting securities of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); and

(3) at least a majority of the members of the board of directors (or similar officials in the case of an entity other than a corporation) of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Reorganization or Sale were, at the time of the approval by the Board of the execution of the initial agreement providing for such Reorganization or Sale, Incumbent Directors (any Reorganization or Sale which satisfies all of the criteria specified in subparagraphs (1), (2), and (3) of this paragraph (c) being deemed to be a "Non-Qualifying Transaction" for purposes of this subsection 11.3).

(d) The shareholders of CBI approving a plan of complete liquidation or dissolution of CBI.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the CBI Voting Securities as a result of the acquisition of CBI Voting Securities by CBI which reduces the number of CBI Voting Securities outstanding; provided that, if after such acquisition by CBI such person becomes the beneficial owner of additional CBI Voting Securities that increases the percentage of outstanding CBI Voting Securities beneficially owned by such person, a Change in Control shall then occur.

12. Adjustments.

12.1 Adjustments for Stock Dividends, Stock Splits, and Other Corporate Transactions.

(a) In the event of any change affecting the Common Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change, or any distributions to common shareholders other than cash dividends, then, subject to the provisions of paragraph (b) of this subsection 12.1, the Board shall make such substitution or adjustment in the aggregate number or class of shares which may be distributed under the Plan and in the number, class, and exercise price or other price of shares on which the outstanding awards granted under the Plan are based as it determines to be necessary or appropriate in order to prevent the enlargement or dilution of rights under the Plan or under awards granted under the Plan.

(b) The Board shall not take any action under the provisions of paragraph (a) of this subsection 12.1 with respect to any specific award granted under the Plan to the extent it determines that such action would otherwise cause such award to become subject to the requirements of Code Section 409A when such award would not be subject to such requirements in the absence of such adjustment.

12.2 Adjustments To Correct Errors or Omissions. The Board shall be authorized to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any award granted under the Plan in the manner and to the extent it shall determine is needed to reflect the intended provisions of the Plan or that award or to meet any law that is applicable to the Plan (or the provisions of any law which must be met in order for the normal tax consequences of the award to apply).

13. Procedures For Satisfying Payment and Withholding Requirements.

13.1 Board May Develop Payment/Withholding Procedures. The Board may, in its discretion, establish procedures governing the exercise of, lapse of restrictions under, and/or payment of any award granted under the Plan and to compel under such procedures that, to the extent applicable under such award, any purchase price for Common Shares being obtained under such award and/or taxes required to be withheld by the terms of such award or under applicable law (with any such purchase price and/or tax withholding requirements being referred to in this section 13 as the "payment/withholding requirements") be paid in full. The Board may provide for different rules as to the satisfying of the payment/withholding requirements with respect to each type of award granted under the Plan and even among awards of the same type that are granted under the Plan. The Board's procedures applicable to the satisfaction of any payment/withholding requirements that apply to an award granted under the Plan may, in the discretion of the Board, include commonly accepted electronic or telephonic notices given via the internet or an interactive voice response system to a third party broker which is designated by the Board to facilitate and/or administer the exercise, issuance, or payment of any awards granted under the Plan.

13.2 Default Payment/Withholding Procedures. Unless the Board otherwise prescribes in the written agreement by which an award is granted under the Plan, any Outside Director to whom an award under the Plan is granted (or, if applicable, such other person who is exercising the award) may, in his or her sole discretion, satisfy the payment/withholding requirements that apply to such award by using any one or more of the following methods or any combination of the following methods:

(a) by making a payment to CBI of an amount in cash (which, for purposes of the Plan, shall be deemed to include payment in U.S. currency or by certified check, bank draft, cashier's check, or money order) equal to the amount of such payment/withholding requirements;

(b) by making a payment to CBI in Common Shares which are previously owned by the Outside Director (or such other person) and have a fair market value on the date of payment equal to the amount of such payment/withholding requirements;

(c) by having CBI retain Common Shares which are otherwise being purchased, issued, or paid under the award and have a fair market value on the date of payment equal to the amount of such payment/withholding requirements; and/or

(d) by having CBI retain an amount of cash that is payable under any other compensation applicable to the Outside Director (or such other person) and equal to the amount of such payment/withholding requirements.

13.3 Right of CBI To Retain Amount To Meet Payment/Withholding Requirements If Requirements Are Not Otherwise Met. If any Outside Director (or other person) who is responsible for satisfying any payment/withholding requirements that apply to an award granted under the Plan otherwise fails to satisfy such payment/withholding requirements under the procedures or other rules set forth in the foregoing provisions of this section 13, CBI shall have the right to retain from such award or the payment thereof (or from any other amount that is payable as compensation to the Outside Director or such other person), as appropriate, a sufficient number of Common Shares or cash otherwise applicable to the award (or otherwise applicable to such other compensation amount) in order to satisfy such payment/withholding requirements.

14. Amendment or Termination of Plan.

14.1 Right of Board To Amend or Terminate Plan. Subject to the provisions of paragraph (b) of subsection 1.3 hereof but notwithstanding any other provision hereof to the contrary, the Board may amend or terminate the Plan or any portion or provision thereof at any time, provided that no such action shall materially impair the rights of an Outside Director with respect to a previously granted Plan award without the Outside Director's consent. Notwithstanding the foregoing, the Board may not in any event, without the approval of CBI's shareholders, adopt an amendment to the Plan which shall: (i) increase the total number of Common Shares which may be issued or paid during the existence of the Plan; (ii) change the class of persons eligible to receive awards under the Plan; or (iii) make any other change in the Plan that is required by applicable law to be approved by CBI's shareholders in order to be effective.

14.2 Rules When Shareholder Approval for Amendment Is Required. If approval of CBI's shareholders is required to a Plan amendment pursuant to the provisions of subsection 14.1 hereof, then such approval must comply with all applicable provisions of CBI's corporate charter, bylaws and regulations, and any applicable state law prescribing a method and degree of shareholder approval required for issuance of Common Shares. If the applicable state law fails to prescribe a method and degree in such cases, then such approval must be made by a method and degree that would be treated as adequate under applicable state law in the case of an action requiring shareholder approval of an amendment to the Plan.

15. Miscellaneous.

15.1 Section 83(b) Election. An Outside Director may, with respect to any award granted to him or her under the Plan with respect to which an election could be made under Section 83(b) of the Code (generally to include in his or her gross income for Federal income tax purposes in the year the award is transferred to him or her the amounts specified in such Code section), make such election provided that (i) the terms and conditions of such award fail to prohibit the Outside Director making such election and (ii) the Outside Director provides written notice to the Committee of such election within ten days after he or she has filed a written notice of such election with the Internal Revenue Service (as well as meeting all other notice and additional requirements for such election that are required by Section 83(b) of the Code).

15.2 Prohibition on Reduction of Exercise Price. Subject to the provisions of subsection 12.1 hereof but notwithstanding any other provision of the Plan, in no event shall the exercise price applicable to a stock option award granted under the Plan be reduced, directly or indirectly, by an amendment to the award, by the cancellation of the award and the granting of a new award, or by any other means unless such reduction is approved by CBI's shareholders (with such approval meeting the same conditions as are described in subsection 14.2 hereof as to the approval of a Plan amendment).

15.3 No Right To Employment as Director. Nothing contained in the Plan or any stock option granted under the Plan shall confer on any Outside Director any right to be continued as a director of CBI or interfere in any way with the right of CBI to terminate the Outside Director's service as a director at any time and in the same manner as though the Plan and any stock options granted under the Plan were not in effect.

15.4 No Advance Funding of Plan Benefits. The Plan shall not be funded and CBI shall not be required to segregate any assets to reflect any awards granted under the Plan. Any liability of CBI to any person with respect to any award granted under the Plan shall be based solely upon the contractual obligations that apply to such award, and no such liability shall be deemed to be secured by any pledge of or other lien or encumbrance on any property of CBI.

15.5 No Issuance of Common Shares Unless Securities Laws Permit Issuance. Notwithstanding any other provision of the Plan to the contrary, in no event shall CBI be obligated to issue or deliver any Common Shares under the Plan in connection with an award granted under the Plan unless and until CBI determines that such issuance or delivery will not constitute a violation of the provisions of any applicable law (or regulation issued under such law) or the rules of any securities exchange on which Common Shares are listed and will not be subject to restrictions not generally applicable to Common Shares. In addition, with respect to any Outside Director who is subject to the requirements of Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable requirements of Rule 16b-3. To the extent any provision of the Plan or an award granted under the Plan or action by the Board fails to so comply, it shall be deemed to be null and void to the extent permitted by law or deemed advisable by the Board.

15.6 Applicable Law. Except to the extent preempted by any applicable Federal law, the Plan shall be subject to and construed in accordance with the laws of the State of Ohio.

15.7 Counterparts and Headings. The Plan may be executed in any number of counterparts, each of which shall be deemed an original. The counterparts shall constitute one and the same instrument, which shall be sufficiently evidenced by any one thereof. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the *transition* period from to

Commission File Number: 1-8519

CINCINNATI BELL INC.

Ohio	31-1056105
(State of Incorporation)	(I.R.S. Employer Identification No.)

221 East Fourth Street, Cincinnati, Ohio 45202

Telephone—513-397-9900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (par value $0.01 per share)	New York Stock Exchange
Preferred Share Purchase Rights	National Stock Exchange
6 ¾% Convertible Preferred Shares	New York Stock Exchange

Securities requested pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting shares owned by non-affiliates of the registrant was $1.0 billion, computed by reference to the closing sale price of the stock on the New York Stock Exchange on June 30, 2006, the last trading day of the registrant's most recently completed second fiscal quarter.

At February 1, 2007, there were 247,474,364 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the Company's 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this report to the extent described herein.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This report contains trademarks, service marks and registered marks of Cincinnati Bell Inc., as indicated.

PART I

Item 1. Business

General

Cincinnati Bell Inc. (the "Company") is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications service primarily on its owned local and wireless networks with a well-regarded brand name and reputation for service. The Company has five reportable business segments: Local, Wireless, Technology Solutions (formerly referred to as Hardware and Managed Services), Other, and Broadband. The Broadband segment no longer has any substantive, on-going operations.

The Company's primary businesses consist of the Local and Wireless segments, which predominately provide voice and data telecommunications services, and the Technology Solutions segment, which provides business technology solutions such as data center and managed services, telecommunications equipment and information technology hardware and professional services. For the year ended December 31, 2006, these three segments generated 97% of the Company's 2006 consolidated revenue and operating income. In its Other segment, the Company operates Cincinnati Bell Any Distance Inc. ("CBAD"), which provides long distance services, Cincinnati Bell Complete Protection Inc. ("CBCP"), which provides security monitoring services and related surveillance hardware, the Company's public payphone business ("Public"), and Cincinnati Bell Entertainment ("CBE"), which does not currently have operations, but intends to eventually offer television programming over the internet as an alternative to cable or satellite television service.

Although the Company operates in distinct business segments, it offers each of its operating segments' services through common distribution channels. These channels include the Company's direct sales force, 21 Company-run retail locations, independent agents, and the Company's service centers. For its consumers and small business customers, the Company markets the services of its operating segments in a combined package of services. The most comprehensive package of services that the Company offers is the Custom Connections℠ "Super Bundle," comprised of a customized package of local, long distance, wireless, and digital subscriber line ("DSL") services on a single monthly bill and at a price that is discounted compared to the purchase price of each service on an individual basis. As of December 31, 2006, the Company had approximately 173,000 Super Bundle subscribers, which represents 32% of the Company's primary in-territory consumer access lines.

The Company is an Ohio corporation, incorporated under the laws of Ohio in 1983. Its principal executive offices are at 221 East Fourth Street, Cincinnati, Ohio 45202 (telephone number (513) 397-9900 and website address *http://www.cincinnatibell.com*). As soon as practicable after they have been electronically filed, the Company makes available its reports on Form 10-K, 10-Q, and 8-K (as well as all amendments to these reports), free of charge, on its website at the Investor Relations section.

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Exchange Act. These reports and other information filed by the Company may be read and copied at the Public Reference Room of the SEC, 100 F Street N.E., Washington, D.C. 20549. Information may be obtained about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements, and other information about issuers, like the Company, which file electronically with the SEC. The address of that site is *http://www.sec.gov*.

Local

The Local segment provides local voice, data, and other telephone services. Voice services include local service, switched access, information services, and value-added services, such as caller identification, voicemail, call waiting, and call return. Data services include dedicated network access, Gigabit Ethernet ("Gig-E") and Asynchronous Transfer Mode ("ATM") based data transport, and DSL and dial-up Internet access. Other services consist of inside wire installation for business enterprises and billing, clearinghouse and other ancillary services primarily for inter-exchange (long distance) carriers. The Local segment provides these services through the operations of Cincinnati Bell Telephone LLC ("CBT"), an Incumbent Local Exchange Carrier ("ILEC")

Form 10-K

serving a market in southwestern Ohio, northern Kentucky and southeastern Indiana of approximately 2,400 square miles surrounding a 25-mile radius of Cincinnati, Ohio. The Company has operated its core ILEC franchise for approximately 130 years.

In addition, the Local segment has expanded beyond its ILEC territory, particularly in Dayton and Mason, Ohio, through a product suite of local voice/data services to business and residential customers. Effective January 1, 2005, the Company combined all of its Local segment operations outside of its ILEC territory into a subsidiary of CBT, Cincinnati Bell Extended Territories LLC ("CBET"). CBET operates as a Competitive Local Exchange Carrier ("CLEC") and provides substantially all of its voice and data services on its own network or through purchasing unbundled network elements ("UNE-L" or "loops") from the incumbent local carrier. The Local segment links the ILEC and CLEC territories through its Synchronous Optical Fiber Network ("SONET"), which provides route diversity via two separate paths.

CBT provides voice and related value added services over a 100% digital, circuit switch-based network to end users via lines of access and has deployed DSL capable electronics throughout its territory, allowing it to offer DSL services to over 90% of its in-territory primary consumer access lines for this service. CBT's network also includes the use of fiber-optic cable, with SONET rings linking Cincinnati's downtown with other area business centers. These SONET rings offer increased reliability and redundancy to CBT's major business customers. CBT also has an extensive business-oriented data network, offering native speed Ethernet services over an interlaced ATM – Gig-E backbone network, delivered to end users via high-capacity circuits.

CBT had approximately 887,000 network access lines, primarily located in Ohio and Kentucky, in service on December 31, 2006, which is a 5% and 9% reduction in comparison to 931,000 and 970,000 access lines in service at December 31, 2005 and 2004, respectively. Despite the decline in access lines, the Company has been able to nearly offset the effect of these losses on revenue by increasing DSL penetration to existing access line customers and by increasing the sale of high capacity data circuits.

In 2004, CBT increased the speed of its existing DSL service to compete with its primary high-speed internet competitors. The Company believes that the improvement in speed and marketing of this service in combination with local voice, long distance and wireless services, have helped its DSL subscriber base to increase to 198,000 as of December 31, 2006, a 22% and 51% increase in comparison to 162,500 and 131,000 subscribers at December 31, 2005 and 2004, respectively. CBT's in-territory primary consumer penetration of DSL service was 34% of addressable lines at the end of 2006, an increase of 8 percentage points compared to the end of 2005.

CBT operates the National Payphone Clearinghouse ("NPC") in an agency function, facilitating payments from inter-exchange carriers to payphone service providers ("PSPs") relating to the compensation due to PSPs for originating access code calls, subscriber 800 calls, and other toll fee and qualifying calls pursuant to the rules of the Federal Communications Commission ("FCC") and state regulatory agencies. As the NPC agent, CBT does not take title to any funds to be paid to the PSPs, nor does CBT accept liability for the payments owed to the PSPs.

The Local segment produced $747.3 million, $755.6 million, and $761.7 million, or 59%, 62%, and 63%, of consolidated revenue in 2006, 2005, and 2004, respectively. The Local segment produced consolidated operating income of $266.0 million, $276.1 million, and $279.1 million in 2006, 2005, and 2004, respectively.

Wireless

The Wireless segment provides advanced digital voice and data communications services through the operation of a Global System for Mobile Communications ("GSM")/General Packet Radio Service ("GPRS") wireless network in a licensed service territory, which comprises Cincinnati and Dayton, Ohio and areas of northern Kentucky and southeastern Indiana and includes a population of approximately 3.3 million. As of December 31, 2006, the segment served approximately 528,000 subscribers, which represents 16% of the population. Of its total subscribers, 366,000 were postpaid subscribers, who are billed monthly in arrears, and 162,000 were prepaid i-wireless℠ subscribers, who purchase service in advance. Unique calling plans, such as the "Unlimited Everyday Calling Plan" to any Cincinnati Bell local voice, wireless or business customers differentiate Cincinnati Bell Wireless LLC ("CBW") in the market. The segment also sells wireless handset devices and related accessories to support its service business. The segment also sells services to other wireless carriers for their customers to access voice and data services on CBW's network through roaming agreements as well as through the lease of unoccupied space on its Company-owned towers.

CBW began operations in 1998 as a joint venture with AT&T PCS LLC ("AWE"). The Company owned 80.1% of CBW, and AWE, which has been subsequently acquired by Cingular Wireless Corporation LLC ("Cingular"), owned the remaining 19.9% of CBW. In response to Cingular's acquisition of AWE, the Company entered into an agreement (the "Agreement") with Cingular on August 4, 2004 and subsequently amended it on February 14, 2005, whereby the Company agreed to waive AWE's prohibition against competing with CBW, and Cingular agreed to forego certain minority rights including membership on CBW's governing member committee. In the Agreement, both parties agreed to new reciprocal roaming agreements, and put/call obligations for the sale/purchase of the 19.9% of CBW owned by AWE. On February 14, 2006, the Company purchased Cingular's 19.9% membership interest in CBW for $83.2 million. As a result, the Company recognized minority interest through the date of this purchase, but no CBW minority interest was recorded after this date since CBW is now a wholly-owned subsidiary. The Company funded the purchase with borrowings from its bank credit facility. Refer to Note 5 to the Consolidated Financial Statements.

CBW operates a digital wireless network, which is comprised of centralized switching and messaging equipment connected to approximately 410 towers utilizing 30 MHz of wireless spectrum in each of the Cincinnati and Dayton Basic Trading Areas ("BTA"). The Company owns the licenses to 30 MHz of spectrum in Cincinnati and 20 MHz of spectrum in Dayton, and leases an additional 10 MHz license owned by Cingular in the Dayton BTA. The lease for the Dayton spectrum, which was used for the Time Divisional Multiple Access ("TDMA") network, expires in April 2007. The Company does not expect to renew this spectrum, which it no longer requires, as the Company no longer operates its TDMA network.

In the fourth quarter of 2006, the Company purchased an additional 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions in the Advanced Wireless Services ("AWS") spectrum auction conducted by the FCC. To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company intends to construct a third generation ("3G") network and deploy it on the newly purchased AWS spectrum. The Company expects to spend approximately $30 million in 2007 to construct the 3G network so that it will be operational in 2008. In addition, the Company also purchased advanced wireless spectrum outside of its traditional operating area, most notably 10 MHz for the Indianapolis, Indiana region. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area or lease of the spectrum to another wireless provider. The Company spent $37.1 million on these spectrum purchases in 2006.

From October 2003 through June 2006, CBW operated two separate networks, TDMA and GSM. In the first quarter of 2005, CBW upgraded GPRS to enhanced data rates for GSM evolution ("EDGE"), which provides up to three times the capacity of GPRS. TDMA was CBW's legacy technology, which it discontinued in June 2006. In addition to the voice and short message data services that TDMA could provide, GPRS and EDGE technology provide enhanced wireless data communication services, such as mobile web browsing, Internet access, email and picture messaging.

The Wireless segment contributed $262.0 million, $237.5 million, and $261.7 million, or 21%, 20%, and 22% of consolidated revenue in 2006, 2005, and 2004, respectively. The Wireless segment produced operating income of $20.2 million in 2006 and operating losses of $51.7 million and $1.4 million in 2005 and 2004, respectively. Included in the 2005 operating loss are impairment charges related to the TDMA network assets totaling $42.3 million and depreciation of the TDMA assets totaling $36.5 million. Included in the 2004 operating loss are impairment charges of $5.9 million to write-down certain TDMA assets and intangible assets and $39.7 million related to depreciation of the TDMA assets.

Postpaid subscriber service generated approximately 71% of 2006 segment revenue. A variety of rate plans are available to postpaid subscribers, and these plans typically include a fixed number of national minutes, an unlimited number of mobile-to-mobile (calls to and from other CBW subscribers), an unlimited number of calls to and from a CBT access line, or local minutes for a flat monthly rate. For plans with a fixed number of minutes, postpaid subscribers can purchase additional minutes at a per-minute-of-use rate. Prepaid i-wireless℠ subscribers, who accounted for 16% of 2006 revenue, can purchase minutes at a per-minute-of-use rate, unlimited minutes for mobile-to-mobile or off-peak calls for a flat, per day fee, or unlimited usage for a flat monthly fee. Revenue from other wireless service providers for the purchase of roaming minutes for the carrier's own subscribers using minutes on CBW's network, collocation revenue (rent received for the placement of other carriers' radios on CBW towers), and reciprocal compensation for other carriers' subscribers who terminate calls on CBW's carrier's network accounted for approximately 3% of total 2006 segment revenue.

Sales of handsets and accessories generated the remaining 10% of 2006 segment revenue. CBW sells handsets and accessories, often below its own purchase cost, to promote acquisition and retention of subscribers. Sales take place at the Company's retail stores, on the Company's website and in the retail stores of major electronic and other retailers pursuant to agency agreements. Equipment sales are seasonal in nature, as customers often purchase handsets and accessories as gifts during the holiday season in the Company's fourth quarter. CBW purchases handsets and accessories from a variety of manufacturers and maintains an inventory to support sales.

Technology Solutions

The Technology Solutions segment provides outsourced telecommunications and IT solutions through the Company's subsidiary, Cincinnati Bell Technology Solutions Inc. ("CBTS"), in multiple states. Technology Solutions sells products to customers in three separate product lines: telecom and IT equipment distribution, data center and managed services, and professional services. Technology Solutions provides a range of fully managed and outsourced IT and telecommunications services. Technology Solutions offers business customers solutions that combine data center collocation services along with the sale, installation and maintenance, and the on-going network management of branded telecommunications and IT hardware from high quality manufacturers. The Company believes that these services reduce cost and risk while optimizing performance for its customers.

The telecom and IT equipment distribution product line is the value-added reseller operation of Technology Solutions. With years of experience and dominant local market penetration, it maintains relationships with over ten branded technology vendors, which allows it to offer a wide array of telecommunications and computer equipment and operating systems to meet the needs of small to large businesses. This unit also manages the implementation and maintenance of traditional voice as well as converged Voice over Internet Protocol ("VoIP") services.

The data center and managed services product line currently operates five data centers, totaling approximately 91,000 square feet of billable data center capacity, a network operations center that provides off-site infrastructure monitoring, and a wide array of IT infrastructure management products including network management, electronic data storage, disaster recovery, and data security management. Data center services include 24-hour monitoring of the customer's computer equipment in the data center, power, and environmental controls. Its data centers are connected with one another through fully redundant facilities including both CBT's telecommunications network and CBTS' dedicated Dense Wave Division Multiplexing optical network. This connectivity and the geographical dispersion of the data centers provide enhanced data reliability and disaster recovery.

The CBTS model combines data center collocation services with value-added IT managed services into a fully managed and outsourced infrastructure service. Data center customer contracts typically range from three to ten years in length and produce attractive returns on invested capital. The Company intends to continue to pursue additional customers and growth specific to its data center business, for which the Company is prepared to commit resources, including capital expenditures and working capital, to support this growth.

The professional services product line provides IT outsourcing through staff augmentation and professional IT consulting by highly technical, certified employees. These engagements can be short-term IT implementation and project-based work as well as longer term staffing and permanent placement assignments. CBTS utilizes a team of experienced recruiting and hiring personnel to provide its customers a wide range of skilled IT professionals at competitive hourly rates.

In May 2006, the Company purchased Automated Telecom Inc. ("ATI") for a purchase price of $3.5 million to expand its geographical presence in order to better serve its customers located outside of the greater Cincinnati area. ATI is based in Louisville, Kentucky, with offices also located in Grand Rapids, Michigan, and St. Louis, Missouri. ATI is a reseller of, and maintenance provider for, telephony equipment.

The Technology Solutions segment produced total revenue of $216.6 million, $172.7 million, and $134.7 million and constituted approximately 17%, 14%, and 11% of consolidated revenue in 2006, 2005, and 2004, respectively. The Technology Solutions segment produced operating income of $15.8 million, $13.4 million, and $12.7 million in 2006, 2005, and 2004, respectively.

Other

The Other segment produced revenue of $79.0 million, $77.7 million, and $78.6 million in 2006, 2005, and 2004, respectively, constituting approximately 6%, 6%, and 7% of consolidated revenue in 2006, 2005, and 2004, respectively. The Other segment produced operating income of $25.8 million, $26.6 million, and $18.0 million in 2006, 2005, and 2004, respectively. The Other segment combines the results of the following operations:

Cincinnati Bell Any Distance

CBAD provides long distance, audio conferencing, and VoIP services to businesses and residential customers in the Greater Cincinnati and Dayton, Ohio areas. Residential customers can choose from a variety of long distance plans, which include unlimited long distance for a flat fee, purchase minutes at a per-minute-of-use rate or a fixed number of minutes for a flat fee. Business customers can choose from a variety of services, which include audio conferencing, dedicated access, and, starting in 2006, VoIP. At December 31, 2006, CBAD had approximately 552,000 subscribers, consisting of 395,000 residential and 157,000 business, compared to 564,000 and 562,000 long distance subscribers at December 31, 2005 and 2004, respectively. The decrease in subscribers from 2005 was related to a 4% decline in residential subscribers, consistent with the CBT access line loss, partially offset by a 4% increase in business subscribers. In 2006, CBAD produced $72.5 million in revenue for the Other segment, representing approximately 6% of consolidated revenue, compared to $70.2 million or 6% of consolidated revenue in 2005, and $64.1 million or 5% of consolidated revenue in 2004.

Cincinnati Bell Complete Protection Inc.

CBCP provides surveillance hardware and monitoring services to residential and business customers in the Greater Cincinnati area. At December 31, 2006, CBCP had approximately 8,600 monitoring subscribers in comparison to 7,000 monitoring subscribers at December 31, 2005 and 2004. CBCP produced $3.6 million, $2.9 million, and $3.9 million in revenue in 2006, 2005, and 2004, respectively, for the Other segment. At the end of 2004, CBCP discontinued sales of surveillance equipment to business customers who did not also have an on-going monitoring service relationship. These sales comprised approximately $2.0 million of CBCP's 2004 revenue; however, discontinuing these sales did not significantly reduce the segment's operating income.

Public Payphone Business

Public provides public payphone services primarily within the geographic area of the Local segment. Public had approximately 2,900, 3,700, and 4,600 stations in service as of December 31, 2006, 2005, and 2004, respectively, and generated approximately $2.9 million, $4.5 million, and $10.6 million in revenue in 2006, 2005, and 2004, respectively, or less than 1% of consolidated revenue in each year. The revenue decrease results primarily from wireless substitution as usage of payphones continues to decrease in favor of wireless products and a targeted reduction in unprofitable lines. In the fourth quarter of 2004, the Company also sold its payphone assets located at correctional institutions and those outside of the Company's operating area for $1.4 million. The out-of-territory assets sold contributed approximately $2.6 million to the segment's total revenue in 2004 with only marginal contribution to the segment's operating income.

Cincinnati Bell Entertainment

CBE was created in 2005 but does not have operations currently. It intends to eventually offer television programming over the internet as an alternative to cable or satellite television service. The Company is reviewing the rapidly evolving technologies involved with the internet protocol television ("IPTV") product, and, while the Company intends to eventually provide this service to customers in its operating areas, it has not had any revenues to date and does not expect any revenues to be associated with this product in 2007. Operating expenses, consisting mainly of labor costs, were $0.5 million in 2006 and $0.7 million in 2005.

Broadband

The Company sold substantially all its broadband assets in 2003, which were reported in the Broadband segment. The Broadband segment no longer has any substantive, on-going operations. The Broadband segment previously provided data and voice communications services nationwide over 18,700 route miles of fiber-optic transmission facilities. Operating income in 2006 of $10.4 million consisted of a $4.7 million gain on sale of broadband fiber assets, $3.6 million of income from the sale of a bankruptcy claim receivable, and $2.9 million of income due to the expiration of certain warranties and indemnities established at the time the broadband assets were sold, partially offset by restructuring and legal expenses. Operating income of $12.3 million and $10.7 million in 2005 and 2004 was primarily due to the adjustment of liabilities not assumed by the buyer and, in 2004, also results from the expiration of certain indemnities to the buyer.

Employees

At February 16, 2007, the Company had approximately 2,950 employees. CBT had approximately 1,350 employees covered under a collective bargaining agreement with the Communications Workers of America, which is affiliated with the AFL-CIO. This collective bargaining agreement expires in May 2008.

Business Segment Information

The amount of revenue, intersegment revenue, operating income (loss), expenditures for long-lived assets, and depreciation and amortization attributable to each of the Company's business segments for 2006, 2005, and 2004, and assets as of December 31, 2006 and 2005, is set forth in Note 15 to the Consolidated Financial Statements.

Item 1A. Risk Factors

The Company's substantial debt could limit its ability to fund operations, expose it to interest rate volatility, limit its ability to raise additional capital and have a material adverse effect on its ability to fulfill its obligations and on its business and prospects generally.

The Company has a substantial amount of debt and has significant debt service obligations. As of December 31, 2006, the Company and its subsidiaries had outstanding indebtedness of $2.1 billion, on which it incurred $162.1 million of interest expense in 2006, and had total shareowners' deficit of $791.6 million. In addition, the Company had the ability to borrow additional amounts under its revolving credit facility totaling approximately $245.2 million, subject to compliance with certain conditions. The Company may incur additional debt from time to time, subject to the restrictions contained in its credit facilities and other debt instruments.

The Company's substantial debt could have important consequences, including the following:

- the Company will be required to use a substantial portion of its cash flow from operations to pay principal and interest on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;
- the Company's interest expense could increase if interest rates, in general, increase because approximately 40% of the Company's indebtedness is based on variable interest rates;
- the Company's substantial debt will increase its vulnerability to general economic downturns and adverse competitive and industry conditions and could place the Company at a competitive disadvantage compared to those of its competitors that are less leveraged;
- the Company's debt service obligations could limit its flexibility to plan for, or react to, changes in its business and the industry in which it operates;
- the Company's level of debt and shareowners' deficit may restrict it from raising additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments and joint ventures and other general corporate requirements; and
- a potential failure to comply with the financial and other restrictive covenants in the Company's debt instruments, which, among other things, require it to maintain specified financial ratios could, if not cured or waived, have a material adverse effect on the Company's ability to fulfill its obligations and on its business and prospects generally.

The servicing of the Company's indebtedness requires a significant amount of cash, and its ability to generate cash depends on many factors beyond its control.

The Company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors, many of which are beyond its control. The Company cannot provide assurance that its business will generate sufficient cash flow from operations, that additional sources of debt financing will be available or that future borrowings will be available under its credit facilities, in each case, in amounts sufficient to enable the Company to service its indebtedness, or to fund other liquidity needs. If the Company cannot service its indebtedness, it will have to take actions such as reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing indebtedness, or seeking additional equity capital, which may adversely affect its customers and affect their willingness to remain customers. The Company cannot provide assurance that any of these remedies could, if necessary, be reached on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments may restrict the Company from adopting any of these alternatives.

The Company depends on the receipt of dividends or other intercompany transfers from its subsidiaries.

Certain of the Company's material subsidiaries are subject to regulatory authority that may potentially limit the ability of a subsidiary to distribute funds or assets to the Company. If the Company's subsidiaries were to be prohibited from paying dividends or making distributions to Cincinnati Bell Inc. ("the Parent Company"), the Parent Company may not be able to make the scheduled interest and principal repayments on its $1.8 billion of debt. This would have a material adverse effect on the Company's liquidity and the trading price of the Cincinnati Bell common stock, preferred stock, and debt instruments.

The Company's creditors and preferred stockholders have claims that are superior to claims of the holders of Cincinnati Bell common stock. Accordingly, in the event of the Company's dissolution, bankruptcy, liquidation, or reorganization, payment is first made on the claims of creditors of the Company and its subsidiaries, then preferred stockholders and, finally, if amounts are available, to holders of Cincinnati Bell common stock.

The Company depends on its credit facilities to provide for its financing requirements in excess of amounts generated by operations.

The Company depends on its credit facilities to provide for temporary financing requirements in excess of amounts generated by operations. As of December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had outstanding letters of credit totaling $4.8 million, leaving $245.2 million in additional borrowing availability under its $250 million revolving credit facility. The ability to borrow from the credit facilities is predicated on the Company's and its subsidiaries' compliance with covenants. Failure to satisfy these covenants would constrain or prohibit its ability to borrow under the credit facilities. As of December 31, 2006, the Company was in compliance with all of the covenants of its credit facilities.

The credit facilities and other indebtedness impose significant restrictions on the Company.

The Company's debt instruments impose, and the terms of any future debt may impose, operating and other restrictions on the Company. These restrictions affect, and in many respects limit or prohibit, among other things, the Company's and its subsidiaries' ability to:

- incur additional indebtedness;
- create liens;
- make investments;
- enter into transactions with affiliates;
- sell assets;
- guarantee indebtedness;
- declare or pay dividends or other distributions to shareholders;

Form 10-K

- repurchase equity interests;
- redeem debt that is junior in right of payment to such indebtedness;
- enter into agreements that restrict dividends or other payments from subsidiaries;
- issue or sell capital stock of certain of its subsidiaries; and
- consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

In addition, the Company's credit facilities and debt instruments include restrictive covenants that may materially limit the Company's ability to prepay debt and preferred stock. The agreements governing the credit facilities also require the Company to achieve and maintain compliance with specified financial ratios.

The restrictions contained in the terms of the credit facilities and its other debt instruments could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs or otherwise restrict the Company's activities or business plans; and
- adversely affect the Company's ability to finance its operations, strategic acquisitions, investments or alliances, or other capital needs, or to engage in other business activities that would be in its interest.

A breach of any of these restrictive covenants or the Company's inability to comply with the required financial ratios would result in a default under some or all of the debt agreements. During the occurrence and continuance of a default, lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. Additionally, under the credit facilities, the lenders may elect not to provide loans until such default is cured or waived. The Company's debt instruments also contain cross-acceleration provisions, which generally cause each instrument to demand early repayment of outstanding principal and related interest upon a qualifying acceleration of any other debt instrument.

The Company's future cash flows could be adversely affected if it is unable to realize fully its deferred tax assets.

As of December 31, 2006, the Company had a net deferred tax asset of $694.7 million, which includes U.S. federal net operating loss carryforwards of approximately $559.4 million, alternative minimum tax credit carryforwards of $6.7 million, state and local net operating loss carryforwards of approximately $155.3 million, deferred tax temporary differences and other tax attributes of $124.0 million, offset by valuation allowances of $150.7 million. The valuation allowances have been provided against certain state and local net operating losses and other deferred assets due to the uncertainty of the Company's ability to utilize the assets within the statutory expiration period. For more information concerning the Company's net operating loss carryforwards, deferred tax assets, and valuation allowance, see Note 13 to the Consolidated Financial Statements. The use of the Company's deferred tax assets enable it to satisfy current and future tax liabilities without the use of the Company's cash resources. If the Company is unable for any reason to fully realize its deferred tax assets, its business and future cash flows could be adversely affected.

The Company operates in highly competitive industries and its customers may not continue to purchase services, which could result in reduced revenue and loss of market share.

The telecommunications industry is very competitive. Competitors may reduce pricing, create new bundled offerings, or develop new technologies, products, or services. If the Company cannot continue to offer reliable, competitively priced, value-added services, or if the Company does not keep pace with technological advances, competitive forces could adversely affect it through a loss of market share or a decrease in revenue and profit margins. The Company has lost, and will likely continue to lose, access lines as a part of its customer base utilizes service of competitive wireline or wireless providers in lieu of the Company's local wireline service.

CBT faces competition from other local exchange carriers, wireless service providers, inter-exchange carriers, and cable, broadband, and Internet service providers. The Company believes CBT could face greater competition as new facilities-based service providers with existing service relationships with CBT's customers compete more aggressively and focus greater resources on the Greater Cincinnati operating area. In June 2004,

Time Warner Cable began offering VoIP and long distance services in Cincinnati and Dayton. In July 2004, both AT&T and Verizon began offering VoIP and long distance service in Cincinnati and Dayton. Also, in July 2004, the local gas and electric supplier began offering high-speed Internet access over electrical lines to customers in limited neighborhoods of CBT's operating area. Insight Cable, which provides cable service in the northern Kentucky portion of the Company's ILEC territory, has begun to offer VoIP and long distance services in 2007. If the Company is unable to effectively implement strategies to retain access lines, the Company's traditional telephone business will be adversely affected.

CBW competes against national, well-funded wireless service providers in the Cincinnati and/or Dayton, Ohio metropolitan market areas, including Cingular, Sprint Nextel, T-Mobile, Verizon, and Leap. In addition, Time Warner Cable entered into a joint venture with Sprint Nextel to explore offering wireless services. This joint venture purchased spectrum licenses in 2006 during the AWS spectrum auction conducted by the FCC. The Company anticipates that continued competition could compress its margins for wireless products and services as carriers continue to offer more minutes for equivalent or lower service fees because CBW cannot offer more minutes without incremental capital expenditures and operating costs. CBW's ability to compete will depend, in part, on its ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

Furthermore, as evidenced by Cingular's acquisition of AWE, and the merger of Sprint and Nextel, there has been a trend in the wireless communications industry towards consolidation through joint ventures, reorganizations, and acquisitions. The Company expects this consolidation trend to lead to larger competitors with greater resources and more service offerings than CBW. In addition, wireless subscribers are permitted to retain their wireless phone numbers when changing to another wireless carrier within the same geographic area. The Company generally does not enter into long-term contracts with its wireless subscribers, and, therefore, this portability could have a significant adverse affect on the Company. The Company also believes that these wireless competitors and, in particular, companies that offer unlimited wireless service plans for a flat monthly fee are a cause of CBT's access line loss.

The Company's other subsidiaries operate in a largely local or regional area, and each of these subsidiaries faces significant competition. CBTS competes against numerous other information technology consulting, web-hosting, data center and computer system integration companies, many of which are larger, national in scope, and better financed. CBAD competitors include large national long-distance carriers, such as AT&T, Verizon, Sprint, and emerging VoIP providers, and wireless providers that offer plans with no additional fees for long distance. CBCP competes against national companies, such as ADT, and against local providers. Public competes with several other public payphone providers, some of which are national in scope and offer lower prices for coin-based local calling services. Public has also continued to be adversely impacted by the growing popularity of wireless communications.

The effect of the foregoing competition on any of the Company's subsidiaries could have a material adverse impact on its businesses, financial condition, results of operations, and cash flows. This could result in increased reliance on borrowed funds and could impact the Company's ability to maintain its wireline and wireless networks.

Maintaining the Company's networks requires significant capital expenditures and its inability or failure to maintain its networks would have a material impact on its market share and ability to generate revenue.

During the year ended December 31, 2006, capital expenditures totaled $151.3 million. The Company expects to spend approximately 19% of 2007 revenue on capital expenditures including approximately 8% of revenue in order to construct a 3G network for its wireless business and additional data center facilities. Many of the Company's wireless competitors have already implemented a 3G network, which allow customers access to enhanced data services, such as streaming video. The Company plans to construct and deploy its 3G network over the next two years. The Company currently operates five data centers and any further data center expansion will involve significant capital expenditures for data center construction. The Company also purchased 10MHz of spectrum in the Indianapolis area in 2006. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area, which would require significant capital expenditures, or lease of the spectrum to another wireless provider. The Company may also incur significant additional capital expenditures as a result of unanticipated developments, regulatory changes, and other events that impact the business. If the Company is unable or fails to adequately maintain or expand its networks to meet customer needs, there could be a material adverse impact on the Company's market share and its ability to generate revenue.

Maintenance of CBW's wireless network, growth in the wireless business, or the addition of new wireless products and services may require CBW to obtain additional spectrum, and transmitting sites which may not be available or be available only on less than favorable terms.

For its GSM network, CBW uses spectrum licensed to the Company. In 2006, the Company acquired additional spectrum licenses, primarily for its current operating territory and Indianapolis. Introduction of new wireless products and services, as well as maintenance of the existing wireless business, may require CBW to obtain additional spectrum, either to supplement or to replace the existing spectrum. Furthermore, the Company network depends upon the deployment of radio frequency equipment on towers and atop of buildings. The Company both owns and leases spaces on these towers and buildings and typically leases underlying land. There can be no assurance that spectrum or the appropriate transmitting locations will be available to CBW or will be available on commercially favorable terms. Failure to obtain or to retain any needed spectrum or transmitting locations could have a materially adverse impact on the wireless business as a whole, the quality of the wireless networks, and the ability to offer new competitive products and services.

The regulation of the Company's businesses by federal and state authorities may, among other things, place the Company at a competitive disadvantage, restrict its ability to price its products and services, and threaten its operating licenses.

Several of the Company's subsidiaries are subject to regulatory oversight of varying degrees at both the state and federal levels, which may differ from the regulatory scrutiny faced by the Company's competitors. A significant portion of CBT's revenue is derived from pricing plans that require regulatory overview and approval. Different interpretations by regulatory bodies may result in adjustments to revenue in future periods. In recent years, these regulated pricing plans have required CBT to decrease or fix the rates it charges for some services while its competition has typically been able to set rates for its services with limited restriction. In the future, regulatory initiatives that would put CBT at a competitive disadvantage or mandate lower rates for its services could result in lower profitability and cash flow for the Company. In addition, different regulatory interpretations of existing regulations or guidelines may affect the Company's revenues and expenses in future periods.

At the federal level, CBT is subject to the Telecommunications Act of 1996, including the rules subsequently adopted by the FCC to implement the 1996 Act, which has impacted CBT's in-territory local exchange operations in the form of greater competition. At the state level, CBT conducts local exchange operations in portions of Ohio, Kentucky, and Indiana, and, consequently, is subject to regulation by the Public Utilities Commissions in those states. Various regulatory decisions or initiatives at the federal or state level may from time to time have a negative impact on CBT's ability to compete in its markets.

CBW's FCC licenses to provide wireless services are subject to renewal and revocation. Although the FCC has routinely renewed wireless licenses in the past, the Company cannot be assured that challenges will not be brought against those licenses in the future. Revocation or non-renewal of CBW's licenses could result in a cessation of CBW's operations and consequently lower operating results and cash flow for the Company.

There are currently many regulatory actions under way and being contemplated by federal and state authorities regarding issues that could result in significant changes to the business conditions in the telecommunications industry. For example, in 2006, the FCC opened a proceeding to consider creating new rules for the protection of customer proprietary network information ("CPNI") and subsequently directed various providers, including the Company, to provide documentation with respect to safeguarding CPNI. No assurance can be given that any regulatory activity with respect to CPNI will not have a material adverse impact on the Company. Also, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative, or judicial initiatives relating to the telecommunications industry, will not have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Future declines in the fair value of our wireless licenses could result in future impairment charges.

The market values of wireless licenses have varied dramatically over the last several years, and may vary significantly in the future. In particular, valuation swings could occur if:

- Consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;
- A sudden large sale of spectrum by one or more wireless providers occurs; or
- Market prices decline as a result of the sales prices in recent and upcoming FCC auctions.

In addition, the price of wireless licenses could decline as a result of the FCC's pursuit of policies designed to increase the number of wireless licenses available in each of the Company's markets. For example, the FCC auctioned an additional 90 MHz of spectrum in the 1700 MHz to 2100 MHz band in the Advanced Wireless Services spectrum auction in 2006 and has announced the auctions of additional spectrum in the bands currently used by wireless providers. If the market value of wireless licenses were to decline significantly, the value of our wireless licenses could be subject to non-cash impairment charges.

The Company reviews potential impairments to indefinite-lived intangible assets, including wireless licenses and trademarks, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. A significant impairment loss, most likely resulting from reduced cash flow, could have a material adverse effect on the Company's operating income and on the carrying value of the wireless licenses on the balance sheet.

Failure to anticipate the needs for and introduce new products and services or to compete with new technologies may compromise the Company's success in the telecommunications industry.

The Company's success depends, in part, on being able to anticipate the needs of current and future enterprise, carrier, and residential customers. The Company seeks to meet these needs through new product introductions, service quality, and technological superiority. The Company has implemented GSM technology for wireless communications and works with vendors to ensure the newest handsets and accessories are available to its customers. New products and services are important to the Company's success as its industry is technologically driven, such that new technologies can offer alternatives to the Company's existing services. The development of new technologies could accelerate the Company's loss of access lines and have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Terrorist attacks and other acts of violence or war may effect the financial markets and the Company's business, financial condition, results of operations, and cash flows.

Terrorist attacks may negatively effect the Company's operations and financial condition. There can be no assurance that there will not be further terrorist attacks against the United States of America, U.S. businesses or armed conflict involving the United States of America. Further terrorist attacks or other acts of violence or war may directly impact the Company's physical facilities or those of its customers and vendors. These events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and world financial markets and economy. They could result in an economic recession in the United States or abroad. Any of these occurrences could have a material adverse impact on the Company's business, financial condition, results of operations, and cash flows.

The Company could incur significant costs resulting from complying with, or potential violations of, environmental, health, and human safety laws.

The Company's operations are subject to laws and regulations relating to the protection of the environment, health, and human safety, including those governing the management and disposal of, and exposure to, hazardous materials and the cleanup of contamination, and the emission of radio frequency. While the Company believes its operations are in substantial compliance with environmental, health, and human safety laws and regulations, as an owner or operator of property, and in connection with the current and historical use of hazardous materials and other operations at our sites, the Company could incur significant costs resulting from complying with or violations of such laws, the imposition of cleanup obligations, and third-party suits. For instance, a number of the Company's sites formerly contained underground storage tanks for the storage of used oil and fuel for back-up generators and vehicles. In addition, a few sites currently contain underground tanks for back-up generators, and many of the Company's sites have aboveground tanks for similar purposes.

The Company generates a substantial portion of its revenue by serving a limited geographic area.

The Company generates a substantial portion of its revenue by serving customers in the Greater Cincinnati and Dayton, Ohio areas. An economic downturn or natural disaster occurring in this limited operating territory could have a disproportionate effect on the Company's business, financial condition, results of operations, and cash flows compared to similar companies of a national scope and similar companies operating in different geographic areas.

Third parties may claim that the Company is infringing upon their intellectual property, and the Company could suffer significant litigation or licensing expenses or be prevented from selling products.

Although the Company does not believe that any of its products or services infringes upon the valid intellectual property rights of third parties, the Company may be unaware of intellectual property rights of others that may cover some of its technology, products or services. Any litigation growing out of third-party patents or other intellectual property claims could be costly and time-consuming and could divert the Company's management and key personnel from the business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Resolution of claims of intellectual property infringement might also require the Company to enter into costly license agreements. Likewise, the Company may not be able to obtain license agreements on acceptable terms. The Company also may be subject to significant damages or injunctions against development and sale of certain of its products. Further, the Company often relies on licenses of third-party intellectual property useful for its businesses. The Company cannot ensure that these licenses will be available in the future on favorable terms or at all.

Third parties may infringe the Company's intellectual property, and the Company may expend significant resources enforcing its rights or suffer competitive injury.

The Company's success depends in significant part on the competitive advantage it gains from its proprietary technology and other valuable intellectual property assets. The Company relies on a combination of patents, copyrights, trademarks and trade secrets protections, confidentiality provisions and licensing arrangements to establish and protect its intellectual property rights. If the Company fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its operating results.

The Company's pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of its patents, copyrights or trademarks. Further, the Company may be required to spend significant resources to monitor and police its intellectual property rights. The Company may not be able to detect third-party infringements and its competitive position may be harmed before the Company does so. In addition, competitors may design around the Company's technology or develop competing technologies. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with the Company using that intellectual property.

Uncertainty in the U.S. securities markets and adverse medical cost trends could cause the Company's pension and postretirement costs to increase.

The Company's pension and postretirement costs have increased in recent years, primarily due to a continued increase in medical and prescription drug costs. Investment returns of the Company's pension funds depend largely on trends in the U.S. securities markets and the U.S. economy in general. In particular, uncertainty in the U.S. securities markets and U.S. economy could result in investment returns less than those previously assumed and a decline in the value of plan assets used in pension and postretirement calculations. Should the securities markets decline and medical and prescription drug costs continue to increase significantly, the Company would expect to face increasing annual combined net pension and postretirement costs. Refer to Note 9 to the Consolidated Financial Statements.

If the Company fails to extend or renegotiate its collective bargaining agreements with its labor union when they expire, or if its unionized employees were to engage in a strike or other work stoppage, the Company's business and operating results could be materially harmed.

The Company is a party to collective bargaining agreements with its labor union, which represents a significant number of its employees. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate its collective bargaining agreements when they expire. If the Company fails to extend or renegotiate its collective bargaining agreements, if disputes with its union arise, or if its unionized workers engage in a strike or a work stoppage, the Company could experience a significant disruption of operations or incur higher ongoing labor costs, either of which could have a material adverse effect on the business.

Item 1B. Unresolved SEC Staff Comments

None.

Item 2. Properties

Cincinnati Bell Inc. and its subsidiaries own or maintain telecommunications facilities in three states, which are Ohio, Kentucky, and Indiana. Principal office locations are in Cincinnati, Ohio.

The property of the Company is principally comprised of telephone plant and equipment in its local telephone franchise area (i.e., Greater Cincinnati), and the infrastructure associated with its wireless business in the Greater Cincinnati and Dayton, Ohio operating areas. Each of the Company's subsidiaries maintains some investment in furniture and office equipment, computer equipment and associated operating system software, application system software, leasehold improvements, and other assets. Facilities equipment and access circuits leased as part of an operating lease arrangement are generally expensed as equipment or services are used.

With regard to its local telephone operations, substantially all of the central office switching stations are owned and situated on land owned by the Company. Some business and administrative offices are located in rented facilities, some of which are recorded as capitalized leases. With regard to its wireless operations, CBW both owns and leases the locations that house its switching and messaging equipment. It owns approximately 45% of the tower structures and leases almost all of the land upon which its towers reside. CBW leases space primarily from other wireless carriers or tower companies for the remaining tower sites and its ground leases are typically renewable at CBW's option with predetermined rate escalations. In addition, CBW leases 21 Company-run retail locations. CBTS operates five data centers – three owned and two leased – in Ohio and Kentucky through which it provides 24-hour monitoring of the customer's computer equipment in the data center, power, environmental controls, and high-speed, high bandwidth point-to-point optical network connections. Due to the acquisition of ATI in 2006, CBTS also has three leased offices located in Kentucky, Michigan, and Missouri.

The Company's gross investment in property, plant, and equipment was $2,586.5 million and $2,509.1 million at December 31, 2006 and 2005, respectively, and was divided among the operating segments as follows:

	December 31, 2006	December 31, 2005
Local	85.9%	87.8%
Wireless	11.3%	9.9%
Technology Solutions	2.1%	1.5%
Other	0.7%	0.8%
Total	100.0%	100.0%

For additional information about the Company's properties, see Note 4 to the Consolidated Financial Statements that are contained in Item 8 of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

The information required by this Item is included in Note 12 to the Consolidated Financial Statements that are contained in Item 8 of this Annual Report on Form 10-K.

Item 4. Submission of Matters to a Vote of the Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common shares (symbol: CBB) are listed on the New York Stock Exchange. As of February 1, 2007, there were 61,655 holders of record of the 247,474,364 outstanding common shares of the Company. The high and low daily closing prices during each quarter for the last two fiscal years are listed below:

Quarter		1st	2nd	3rd	4th
2006	High	$4.52	$4.45	$5.14	$4.93
	Low	$3.45	$3.75	$3.75	$4.29
2005	High	$4.71	$4.39	$4.64	$4.43
	Low	$3.94	$3.51	$4.02	$3.51

Dividends

The Company does not currently intend to pay dividends on its common shares and is furthermore restricted in its ability to pay dividends pursuant to certain covenants in its various debt agreements. For additional information about the restrictions on the Company's ability to pay dividends, see Note 7 to the Consolidated Financial Statements that are contained in Item 8 of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

The following table provides information regarding the Company's purchases of its common stock during the quarter ended December 31, 2006:

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs *
10/1/2006-10/31/2006	5,412	$4.85	0	n/a
11/1/2006-11/30/2006	0	n/a	0	n/a
12/1/2006-12/31/2006	0	n/a	0	n/a

* Shares are purchased for the Company's deferred compensation plans, and are purchased on the open market. Future purchases are subject to participant elections.

STOCK PERFORMANCE GRAPH

The graph below shows the cumulative total shareholder return assuming the investment of $100 on December 31, 2001 (and the reinvestment of dividends thereafter) in each of (i) the Company's common shares (ii) the S&P 500® Stock Index, and (iii) the S&P© Integrated Telecommunications Services Index.



CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2001
with dividends reinvested
$150
$125
$100
$75
$50
$25
$0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Cincinnati Bell Inc.
S&P 500®
S&P © Integrated Telecommunication Services
SOURCE: GEORGESON INC.

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06
Cincinnati Bell Inc.	$100	$37	$ 53	$ 44	$ 37	$ 48
S&P 500®	$100	$78	$100	$111	$117	$135
S&P© Integrated Telecommunications Services	$100	$70	$ 69	$ 79	$ 75	$113

Item 6. Selected Financial Data

The Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this document.

(dollars in millions, except per share amounts)	2006	2005	2004	2003	2002
Operating Data					
Revenue	$1,270.1	$1,209.6	$1,207.1	$1,557.8	$ 2,178.6
Cost of services and products, selling, general, and administrative, depreciation and amortization	955.5	908.0	896.7	1,204.3	2,034.1
Restructuring, asset impairments and other charges, shareholder claim settlement (a)	9.7	42.8	14.8	6.2	2,238.0
Gain on sale of broadband assets (b)	(7.6)	—	(3.7)	(336.7)	—
Operating income (loss)	312.5	258.8	299.3	684.0	(2,093.5)
Minority interest expense (income) (c)	(0.5)	(11.0)	(0.5)	42.2	57.6
Interest expense (d)	162.1	184.4	203.3	217.8	164.2
Loss on extinguishment of debt (d)	0.1	99.8	—	17.6	—
Loss on investments	—	—	—	—	10.7
Income (loss) from continuing operations before cumulative effect of change in accounting principle	86.3	(64.5)	64.2	1,246.0	(2,449.2)
Net income (loss)	$ 86.3	$ (64.5)	$ 64.2	$1,331.9	$(4,240.3)
Earnings (loss) from continuing operations per common share					
Basic	$ 0.31	$ (0.30)	$ 0.22	$ 5.44	$ (11.27)
Diluted	$ 0.30	$ (0.30)	$ 0.21	$ 5.02	$ (11.27)
Dividends declared per common share	$ —	$ —	$ —	$ —	$ —
Weighted average common shares outstanding (millions)					
Basic	246.8	245.9	245.1	226.9	218.4
Diluted	253.3	245.9	250.5	253.3	218.4
Financial Position					
Property, plant and equipment, net (e)	$ 818.8	$ 800.4	$ 857.7	$ 898.8	$ 867.9
Total assets (f)	2,013.8	1,863.3	1,958.7	2,073.5	1,452.6
Long-term debt (d)	2,065.9	2,073.4	2,111.1	2,274.5	2,354.7
Total debt (d)	2,073.2	2,084.7	2,141.2	2,287.8	2,558.4
Total long-term obligations (g)	2,486.5	2,295.3	2,246.6	2,417.9	3,272.3
Minority interest (c)	—	28.2	39.2	39.7	443.9
Shareowners' deficit	(791.6)	(737.7)	(624.5)	(679.4)	(2,598.8)
Other Data					
Cash flow provided by operating activities	$ 334.7	$ 322.3	$ 300.7	$ 310.6	$ 192.6
Cash flow provided by (used in) investing activities	(260.0)	(142.7)	(124.3)	(42.8)	192.4
Cash flow used in financing activities	(21.0)	(178.8)	(177.5)	(286.7)	(370.1)
Capital expenditures	(151.3)	(143.0)	(133.9)	(126.4)	(175.9)

(a) See Notes 1, 3, 4 and 12 to the Consolidated Financial Statements for discussion related to 2006, 2005, and 2004. An impairment charge of $2.2 billion was recorded in 2002 related to the write-down of assets in the Broadband segment.

(b) See Note 15 to the Consolidated Financial Statements related to 2006 and 2004. The gain of $336.7 million recorded in 2003 was a result of substantially selling all of the broadband operating assets.

(c) See Note 10 to the Consolidated Financial Statements. The year 2002 included BRCOM Preferred Stock, which prior to its exchange in 2003 was classified as minority interest in the Consolidated Financial Statements.

(d) See Note 7 to the Consolidated Financial Statements.

(e) See Note 4 to the Consolidated Financial Statements for discussion related to 2006, 2005, and 2004.

(f) See Notes 1, 4, 6 and 13 to the Consolidated Financial Statements for discussion related to 2006, 2005, and 2004.

(g) Total long-term obligations comprise long-term debt, accrued pension and postretirement, deferred revenue, other noncurrent liabilities and the BRCOM Preferred Stock, which prior to its exchange in 2003 was classified as minority interest in the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

"Management's Discussion and Analysis of Financial Condition and Results of Operations," should be read in conjunction with the "Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement," "Risk Factors," and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements.

Executive Summary

Cincinnati Bell Inc. (the "Company") is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications service primarily on its owned local and wireless networks with a well-regarded brand name and reputation for service. The Company has five reportable business segments: Local, Wireless, Technology Solutions (formerly referred to as Hardware and Managed Services), Other, and Broadband. The Broadband segment no longer has any substantive, on-going operations.

In 2006, the Company continued to make progress on its primary objectives, which were to: (1) add to the Company's growth businesses, (2) defend its core franchise against increasing competition, and (3) reduce indebtedness.

Add to growth businesses

In 2006, the Company purchased 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions in the Advanced Wireless Services ("AWS") spectrum auction conducted by the Federal Communications Commission ("FCC"). To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company intends to construct a third generation ("3G") network and deploy it on the newly purchased AWS spectrum. The Company expects to spend approximately $30 million in 2007 to construct the 3G network so that it will be operational in 2008. In addition, the Company also purchased advanced wireless spectrum outside of its traditional operating area, most notably 10 MHz for the Indianapolis, Indiana region. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area or lease of the spectrum to another wireless provider. The Company spent $37.1 million for all spectrum purchases in 2006.

The Company increased wireless subscribers by 32,000 subscribers, or 6%, from 496,000 at December 31, 2005 to 528,000 at December 31, 2006 aided in part by the reduction of postpaid subscriber average monthly churn from 2.2% in 2005 to 1.6% in 2006. The Company believes the increase in subscribers is a result of continued improvements to its wireless network and the introduction of more attractive rate plans in late 2005.

The Company now has five data center facilities after constructing two new data center facilities, one in late 2006 and the other in early 2007. Sales for data center and managed services were $47.4 million, an increase of $10.3 million compared to 2005. Sales of the telecom and IT equipment totaled $162.2 million during 2006, which was a 28% increase over 2005 sales. The Company intends to continue to pursue additional customers and growth specific to its data center business, for which the Company is prepared to commit resources, including capital expenditures and working capital, to support this growth.

In May 2006, the Company purchased Automated Telecom Inc. ("ATI") for a purchase price of $3.5 million to expand its geographical presence in order to better serve its customers located outside of the greater Cincinnati area. ATI is based in Louisville, Kentucky, with offices also located in Grand Rapids, Michigan, and St. Louis, Missouri. ATI is a reseller of, and maintenance provider for, telephony equipment.

The Company increased data revenues in the Local segment by $19.0 million primarily due to the addition of 36,000 Digital Subscriber Line ("DSL") subscribers. The Company finished the year with 198,000 DSL subscribers, an increase of 22% over 2005. In-territory primary consumer access line penetration of its DSL product increased to 34% in 2006.

Defend the core franchise against increasing competition

The Company defended its core franchise through bundling, adding 23,000 net subscribers to its Custom Connections℠ "Super Bundle" which offers local, long distance, wireless, DSL, and the Company's value-added service package, Custom Connections®, on a single bill at a price lower than the amount the customer would pay for all of the services individually. The Company finished the year with approximately 173,000 Super Bundle subscribers, 15% more than at the end of 2005. Total access lines declined by 5% versus 2005, in line with Company expectations given wireless substitution and other competitive factors. The Company believes that its Super Bundle customers are less likely to disconnect existing services and change services to a competitor.

Reduce indebtedness

The Company's total indebtedness was $2,073.2 million at December 31, 2006 compared to $2,084.7 million at December 31, 2005. Additionally, the Company's cash increased from $25.7 million at December 31, 2005 to $79.4 million at December 31, 2006. The Company expects that a portion of this incremental cash will be used during 2007 to reduce indebtedness.

Results of Operations

Consolidated Overview

The financial results for 2006, 2005, and 2004 referred to in this discussion should be read in conjunction with the Consolidated Statements of Operations and Note 15 to the Consolidated Financial Statements.

2006 Compared to 2005

Consolidated revenue totaled $1,270.1 million in 2006, an increase of $60.5 million, compared to 2005. The increase was primarily due to the following:

- $43.9 million increased revenues in the Technology Solutions segment primarily due to increased Telecom and IT equipment sales;
- $24.5 million higher revenues in the Wireless segment due to an increase in postpaid service revenue from additional subscribers and increased data revenue; and
- $8.3 million lower revenues in the Local segment due to access line loss, partially offset by higher data and DSL revenues.

Operating income for 2006 was $312.5 million, an increase of $53.7 million compared to 2005. The increase was primarily due to the following:

- $71.9 million increase in Wireless operating income due to impairment charges of $42.3 million incurred in 2005 associated with the retirement of certain Time Division Multiple Access ("TDMA") assets and decreased depreciation expense of $32.5 million in 2006 primarily associated with the replaced TDMA network assets;
- $10.1 million decrease in Local operating income due to lower revenue; and
- $7.8 million increase in corporate costs mainly related to the $6.3 million settlement of the Company's shareholder litigation in the first quarter of 2006 and increased business development costs.

The minority interest caption relates primarily to the 19.9% minority interest of Cingular Wireless Corporation PCS, LLC ("Cingular") in the net income of CBW until the Company's acquisition of this minority interest on February 14, 2006. No further minority interest expense was recorded on CBW after February 14, 2006, because CBW is now wholly owned by the Company. The 2005 TDMA impairment charge noted above gave rise to CBW losses in 2005, and the minority interest income of $11.0 million represents Cingular's portion of the losses.

Interest expense decreased to $162.1 million for 2006 compared to $184.4 million in 2005. This decrease is primarily a result of the Company's refinancing activities in 2005, which replaced high interest debt for debt with lower interest rates, partially offset by higher short-term interest rates.

The loss on extinguishment of debt of $99.8 million for 2005 was comprised of a $91.9 million loss related to the repurchase of the 16% Notes and $7.9 million associated with the repayment of previously existing credit facilities. See Note 7 to the Consolidated Financial Statements for further details.

Income tax expense was $68.3 million in 2006 compared to $54.3 million for 2005. This increase was primarily due to the income tax benefit in 2005 associated with the $99.8 million loss on extinguishment of debt, a $3.6 million charge in the first quarter of 2006 related to new Kentucky state tax regulations issued in February 2006, which limited the Company's ability to use its state net operating loss carryforwards against future state taxable income, and higher pretax income. These increases were partially offset by an income tax charge of $47.5 million in 2005 resulting from the state of Ohio instituting a gross receipts tax and phasing out Ohio's corporate franchise and income tax which caused certain deferred tax assets to become unrealizable. Additionally, the Company has non-deductible expenses including interest on securities originally issued to acquire its broadband business (the "Broadband Securities") or securities that the Company has subsequently issued to refinance the Broadband Securities. For the future, the Company expects its effective tax rate to exceed statutory rates primarily due to the non-deductible expenses associated with the Broadband Securities. The Company used federal and state net operating loss carryforwards to substantially defray payment of federal and state tax liabilities. As a result, the Company had cash income tax payments of $6.6 million during the year.

2005 Compared to 2004

Consolidated revenue totaled $1,209.6 million in 2005, an increase of $2.5 million, compared to 2004. The increase was primarily due to the following:

- $38.0 million increased revenues in the Technology Solutions segment primarily due to increased telecom and IT equipment sales;
- $24.2 million lower revenues in the Wireless segment due to lower service revenue;
- $6.1 million lower revenues in the Local segment due to access line loss, partially offset by increased data and DSL revenues; and
- $0.9 million lower revenues in the Other segment, as $6.2 million of increased long distance revenues partially offset $7.1 million of decreases from businesses that the Company has exited.

Operating income for 2005 was $258.8 million, a decrease of $40.5 million compared to 2004. The decrease was primarily due to the following:

- $50.3 million decrease in Wireless operating income primarily due to decreased revenue discussed above and increased impairment charges of $36.4 million associated with TDMA assets, partially offset by decreases in roaming expense of $8.9 million and $5.9 million of decreased depreciation and amortization, primarily associated with the accelerated amortization in 2004 of certain intangibles;
- $3.0 million decrease in Local operating income primarily as a result of lower revenue discussed above, $22.7 million increased pension, postretirement benefits and medical expenses, and an increase of $5.4 million in network and other related expenses from the out-of-territory expansion, partially offset by lower operating taxes of $11.9 million, lower depreciation of $9.0 million, and lower restructuring charges of $8.9 million;
- $8.6 million increase in the Other segment primarily related to an increase at CBAD in long distance revenue, and lower long distance costs resulting from the installation of a long distance switch in June 2004; and
- $0.7 million increase in Technology Solutions operating income primarily due to the margin on increased hardware revenues.

The minority interest caption relates to the 19.9% minority interest of Cingular in the net income of CBW. The TDMA asset impairment charges discussed above gave rise to CBW losses in 2005, and the minority interest income add back of $11.0 million in 2005 represents Cingular's portion of the CBW losses.

Interest expense decreased to $184.4 million for 2005 compared to $203.3 million in 2004. This decrease is primarily a result of the net decrease of $16 million from the extinguishment of the 16% Notes in August 2005, partially offset by interest on the Corporate credit facility, which funded the repayment of the 16% Notes.

The loss on extinguishment of debt of $99.8 million for 2005 was comprised of a $91.9 million loss related to the repurchase of the 16% Notes and $7.9 million associated with the repayment of previously existing credit facilities. See Note 7 to the Consolidated Financial Statements for further details.

Income tax expense was $54.3 million for 2005. Although the Company had pre-tax losses for the year, income tax expense results from legislation that the state of Ohio passed on June 30, 2005 instituting a gross receipts tax and phasing out Ohio's corporate franchise and income tax over a 5 year period. As a result of this legislation, the Company no longer expects to realize state income tax benefits associated with $47.5 million of deferred tax assets previously recorded. Therefore, the Company reduced deferred tax assets and increased income tax expense by $47.5 million in 2005. Additionally, the Company has non-deductible expenses including interest on securities originally issued to acquire its broadband business (the "Broadband Securities") or securities that the Company has subsequently issued to refinance the Broadband Securities. As a result of these items, the Company recorded income tax expense of $54.3 million even though it had a loss before income taxes of $10.2 million. The Company used federal and state net operating loss carryforwards to substantially defray payment of federal and state tax liabilities. As a result, the Company had cash income tax payments of $2.1 million during the year.

Discussion of Operating Segment Results

Local

The Local segment provides local voice telephone service, including enhanced custom calling features, and data services, which include dedicated network access, Gigabit Ethernet and Asynchronous Transfer Mode based data transport, and DSL and dial-up Internet access, to customers in southwestern Ohio, northern Kentucky, and southeastern Indiana. Cincinnati Bell Telephone LLC ("CBT"), which operates as the Incumbent Local Exchange Carrier ("ILEC") in its operating territory of an approximate 25-mile radius of Cincinnati, Ohio, is the primary provider of these services. CBT's network has full digital switching capability and can provide data transmission services to over 90% of its in-territory access lines via DSL.

Outside of its ILEC territory, the Local segment provides these services through Cincinnati Bell Extended Territories LLC ("CBET"), which operates as a competitive local exchange carrier ("CLEC") both in the communities north of CBT's operating territory and in the greater Dayton market. CBET provides voice and data services for residential and business customers on its own network and by purchasing unbundled network elements from the ILEC. CBET provides service through UNE-L to its customer base in the Dayton, Ohio market. The Local segment links its Cincinnati and Dayton geographies through its SONET, which provides route diversity via two separate paths.

(dollars in millions)	2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005	2004	$ Change 2005 vs. 2004	% Change 2005 vs. 2004
Revenue:							
Voice	$473.0	$500.4	$(27.4)	(5)%	$519.8	$(19.4)	(4)%
Data	238.2	219.2	19.0	9%	203.9	15.3	8%
Other	36.1	36.0	0.1	0%	38.0	(2.0)	(5)%
Total revenue	747.3	755.6	(8.3)	(1)%	761.7	(6.1)	(1)%
Operating costs and expenses:							
Cost of services and products	237.9	236.1	1.8	1%	220.2	15.9	7%
Selling, general and administrative	136.8	133.7	3.1	2%	134.8	(1.1)	(1)%
Depreciation	103.8	108.2	(4.4)	(4)%	117.2	(9.0)	(8)%
Restructuring	2.8	1.5	1.3	87%	10.4	(8.9)	(86)%
Total operating costs and expenses	481.3	479.5	1.8	0%	482.6	(3.1)	(1)%
Operating income	$266.0	$276.1	$(10.1)	(4)%	$279.1	$ (3.0)	(1)%
Operating margin	35.6%	36.5%		(1) pts	36.6%		0 pts

2006 Compared to 2005

Revenue

Voice revenue, which includes local service, switched access, information services and value added services revenues, decreased by $27.4 million versus 2005 primarily as a result of a 5% decrease in local service access lines. Access lines within the segment's ILEC territory decreased by 56,000, or 6%, from 893,000 at December 31, 2005 to 837,000 at December 31, 2006, which the Company believes results from several factors including customers electing to use wireless communication in lieu of the traditional local service, Company-initiated disconnections of customers with credit problems, and customers electing to use service from other providers. The Company has partially offset its access line loss in its ILEC by targeting voice services to residential and small business customers in Dayton, Ohio. The Company had 50,000 total access lines outside its ILEC service territory at December 31, 2006, a 33% increase from the prior year.

Data revenue consists of data transport, high-speed Internet access (including DSL), dial-up Internet access, digital trunking, and Local Area Network ("LAN") interconnection services. The increase in data revenue of $19.0 million for 2006 as compared to 2005 is due to higher DSL revenue and data transport revenue. An increase in DSL subscribers of 36,000, partially offset by a slightly lower average rate per subscriber, produced an additional $11.9 million in revenue for 2006 as compared to 2005. Data transport revenues were $5.2 million higher in 2006 as compared to 2005 due to higher data usage by CBW and third party users. As of December 31, 2006, the Company's DSL penetration of in-territory primary consumer access lines was approximately 34%, up from 26% at December 31, 2005.

The Company believes its rate of access line loss would have been greater and its increase in DSL subscribers would have been less without the success of its Custom Connections℠ "Super Bundle." The Company added 23,000 Super Bundle subscribers during 2006, bringing total subscribers to 173,000, of which 162,000 were consumer ILEC subscribers, a 32% penetration of primary in-territory consumer access lines. The Company's Super Bundle offers local, long distance, wireless, DSL, and the Company's value-added service package, Custom Connections®, on a single bill at a price lower than the amount the customer would pay for all of the services individually. An aggressive marketing campaign and the favorable bundled pricing associated with Custom Connections℠ "Super Bundle" has increased the demand for the Company's ZoomTown DSL offering, growing 22% compared to December 31, 2005, to 198,000 subscribers. As a result of this growth, total lines to the customer (defined as access lines plus DSL subscribers) as of December 31, 2006 decreased only slightly compared to December 31, 2005, and revenue per household increased 3% to $50.25.

Costs and Expenses

Cost of services and products increased by $1.8 million in 2006 versus 2005. The increase was mainly due to a $3.5 million increase in non-recurring operating taxes (See Staff Accounting Bulletin No. 108 in Recently Issued Accounting Standards for further discussion), additional network costs of $1.8 million primarily related to the increase in subscribers in the CLEC operating area, and an increase of $1.3 million in benefit expense. These increases were partially offset by lower wages of $4.5 million resulting from the outsourcing of directory services in 2005 and other Company restructuring initiatives.

Selling, general and administrative expenses increased $3.1 million compared to 2005. Higher costs of $2.9 million primarily related to pension and postretirement costs and $1.6 million for bad debt expense were partially offset by lower software maintenance and insurance costs.

Depreciation expense decreased $4.4 million in 2006 compared to 2005. The decrease was a result of assets becoming fully depreciated at a greater rate than capital expenditures.

The Company incurred restructuring charges of $2.8 million primarily related to the outsourcing of certain supply chain functions in the third quarter of 2006. The Company incurred a $1.5 million charge in 2005 related to the outsourcing of its directory assistance services. See Note 3 to the Consolidated Financial Statements for further discussion.

2005 Compared to 2004

Revenue

Voice revenue decreased by $19.4 million versus 2004 as a result of a 4% decrease in local service access lines as well as the loss of value-added services revenue.

Access lines within the segment's ILEC territory decreased by 47,000, or 5%, from 940,000 at December 31, 2004 to 893,000 at December 31, 2005, which the Company believes results from several factors including customers electing to use wireless communication in lieu of the traditional local service, Company-initiated disconnections of customers with credit problems, and customers electing to use service from other providers. The Company has partially offset its access line loss in its ILEC by targeting voice services to residential and small business customers in Dayton, Ohio. The Company had 38,000 total access lines outside its ILEC service territory at December 31, 2005, a 25% increase from the prior year.

The increase in data revenue of $15.3 million for 2005 as compared to 2004 is due to higher DSL revenue and data transport revenue. An increase in average DSL subscribers of 32,000, partially offset by a slightly lower average rate per subscriber, produced an additional $11.1 million in revenue for 2005 as compared to 2004. Also, data transport revenues were $6.6 million higher in 2005 as compared to 2004. These increases were partially offset by a decrease of $2.0 million in dial-up internet revenues, attributable to both a decrease in rate and average subscribers, as dial-up customers migrate to DSL. As of December 31, 2005, the Company's DSL penetration of in-territory primary consumer access lines was 26%, up from 20% at December 31, 2004.

The Company added 27,000 Super Bundle subscribers during 2005, bringing total subscribers to 150,000, of which 143,000 were consumer ILEC subscribers, a 26% penetration of access lines. An aggressive marketing campaign and the favorable bundled pricing associated with Custom Connections[SM] "Super Bundle" has increased the demand for the Company's ZoomTown DSL offering, which added 32,000 subscribers in 2005, growing 24% compared to December 31, 2004, to 163,000 subscribers. As a result of this growth, total lines to the customer (defined as access lines plus DSL subscribers) as of December 31, 2005 decreased only slightly compared to December 31, 2004, and revenue per household increased 3% to $48.73.

Costs and Expenses

Cost of services and products increased by $15.9 million for 2005 versus 2004 primarily due to the following:

- $15.5 million increase for higher pension and postretirement expense;
- $2.7 million increase in employee health costs;
- $11.9 million decrease in state gross receipts tax and property taxes. Beginning with the third quarter of 2004 through the second quarter of 2005, CBT was not subject to Ohio franchise taxes based on gross receipts, but instead was subject to state and local income tax;
- $5.4 million increase in network and other costs related to the out-of-territory expansion of the Company's CLEC operations;
- $1.3 million increase in right-to-use fees for webhosting services and product costs to support additional DSL subscribers; and
- remaining cost increases are primarily associated with increases in fuel and energy costs, higher regulatory fees, and software development.

Selling, general and administrative expenses decreased $1.1 million compared to 2004. Higher costs of $4.5 million for pension, postretirement and employee medical expenses were more than offset by lower advertising costs of $2.4 million, lower labor and other employee costs, and lower consulting fees.

Depreciation expense decreased $9.0 million in 2005 compared to 2004. The decreases were primarily due to changes in depreciation rates in the fourth quarter of 2004 used as a result of updated estimates of the depreciable assets' useful lives.

In 2004, the Company initiated a restructuring to improve operating efficiencies and reduce operating expenses resulting in a charge of $10.4 million. The Company incurred a $1.5 million charge in 2005 related to the outsourcing of its directory assistance services. See Note 3 to the Consolidated Financial Statements for further discussion.

Wireless

The Wireless segment provides advanced digital, voice and data communications services through the operation of a regional wireless network in a licensed service territory, which surrounds Cincinnati and Dayton, Ohio and includes areas of northern Kentucky and southeastern Indiana. The segment offers service outside of its regional operating territory through wholesale and re-sale arrangements ("roaming agreements") with other wireless operators. The segment also sells wireless handset devices and related accessories to support its service business.

The Wireless segment consists of CBW, which was historically a joint venture owned 80.1% by the Company and 19.9% by Cingular. On February 14, 2006, the Company purchased Cingular's interest such that CBW is now a wholly-owned subsidiary. See Note 5 to the Consolidated Financial Statements.

From October 2003 through June 2006, CBW deployed service on both TDMA and GSM networks. During the first quarter of 2003, CBW began to transition its subscribers to GSM technology, which provides voice communication, short message service ("SMS") or text messaging, and enhanced data communication services, such as mobile web browsing, internet access, email, and picture messaging. In the first quarter of 2005, the Company completed its upgrade to enhanced data rates for GSM evolution ("EDGE"), which required only software upgrades to deliver higher speeds of data transmission and capacity. As of June 30, 2006, the Company had converted all of its subscribers to the GSM network and as a result discontinued the operation of its TDMA network.

(dollars in millions, except for operating metrics)	2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005	2004	$ Change 2005 vs. 2004	% Change 2005 vs. 2004
Revenue:							
Service	$235.7	$214.8	$ 20.9	10%	$242.0	$(27.2)	(11)%
Equipment	26.3	22.7	3.6	16%	19.7	3.0	15%
Total revenue	262.0	237.5	24.5	10%	261.7	(24.2)	(9)%
Operating costs and expenses:							
Cost of services and products	146.1	129.3	16.8	13%	133.2	(3.9)	(3)%
Selling, general and administrative	62.6	56.1	6.5	12%	56.5	(0.4)	(1)%
Depreciation	29.0	61.5	(32.5)	(53)%	58.3	3.2	5%
Amortization	4.1	—	4.1	n/m	9.1	(9.1)	(100)%
Restructuring	—	—	—	n/m	0.1	(0.1)	(100)%
Asset impairments and other charges	—	42.3	(42.3)	(100)%	5.9	36.4	n/m
Total operating costs and expenses	241.8	289.2	(47.4)	(16)%	263.1	26.1	10%
Operating income (loss)	$ 20.2	$(51.7)	$ 71.9	n/m	$ (1.4)	$(50.3)	n/m
Operating margin	7.7%	(21.8)%		30 pts	(0.5)%		(21) pts
Operating metrics							
Postpaid ARPU*	$46.18	$44.66	$ 1.52	3%	$50.92	$(6.26)	(12)%
Prepaid ARPU*	$20.71	$19.62	$ 1.09	6%	$19.85	$(0.23)	(1)%

* The Company has presented certain information regarding monthly average revenue per user ("ARPU") because the Company believes ARPU provides a useful measure of the operational performance of the wireless business. ARPU is calculated by dividing service revenue, excluding roaming revenue, by the average subscriber base for the period.

2006 Compared to 2005

Revenue

Service revenue increased by $20.9 million in 2006 as compared to 2005. This increase is primarily attributed to the following:

- Postpaid service revenue increased $22.1 million primarily due to more subscribers and a $9.4 million increase in data revenue from $11.4 million in 2005 to $20.8 million in 2006. Postpaid subscribers increased 16% from 315,100 subscribers at December 31, 2005 to 366,000 at December 31, 2006. Average monthly churn for the year was 1.6% in 2006 compared to 2.2% in 2005. The improved churn rate and increased number of subscribers were due to the introduction of more attractive rate plans in late 2005 and the improved wireless network;
- Prepaid service revenue increased $0.7 million compared to last year as the effect of higher ARPU of $1.09 was offset by a lower number of subscribers. As of December 31, 2006, prepaid subscribers totaled approximately 162,000 compared to 180,500 subscribers at December 31, 2005; and
- Postpaid roaming and other revenue decreased $1.9 million due to a decrease in minutes of use and in roaming revenue per minute. As a result of the merger between Cingular and AT&T Wireless Services Inc., CBW continues to lose roaming revenue as Cingular customers are not using CBW's network.

Equipment revenue for 2006 increased $3.6 million compared to 2005 due to the increase in subscriber additions and the migration to the GSM network. The Company subsidizes the price of handset sales to promote acquisitions and retention of subscribers and, during the first half of 2006, to accelerate the migration to its GSM network.

Costs and Expenses

Cost of services and products consists largely of network operation costs, roaming expense (which are costs incurred for subscribers to use their handsets in the territories of other wireless service providers), interconnection expenses with other telecommunications providers, and cost of handsets and accessories sold. The increase in costs of $16.8 million compared to 2005 was due to a $9.2 million increase in network expense, resulting from increased voice minutes and data services usage, and a $5.2 million increase for handset and accessory costs due to higher activations and the migration of subscribers from the TDMA network to the GSM network. The remaining cost increases resulted from higher operating taxes and customer service costs related to increased subscribers.

Selling, general and administrative expenses include certain customer acquisition expenses, such as advertising, distribution and promotional expenses. These expenses increased $6.5 million in 2006 as compared to 2005. The increase was primarily due to increased commissions and other payroll related costs of $5.3 million from the higher number of subscriber activations and increased bad debt expense.

Depreciation expense decreased $32.5 million in 2006 versus 2005 primarily from the accelerated depreciation expense in 2005 on the TDMA assets.

Amortization expense in 2006 resulted from the allocation of the purchase price to certain intangibles associated with the purchase of the CBW minority interest from Cingular. See Note 5 to the Consolidated Financial Statements.

The Company incurred charges of $42.3 million in 2005 to write down the recorded value of its TDMA network assets. A portion of the TDMA assets were taken out of service in 2005 in order to optimize the remaining spectrum associated with TDMA assets. This resulted in a charge of $23.7 million. Additionally, an asset impairment charge of $18.6 million was incurred to write down to fair value the remaining TDMA assets in use. Due to the rapid migration of TDMA subscribers to the Company's GSM network and lower ARPU associated with the remaining TDMA customers, the remaining future cash flows associated with the TDMA assets could no longer support the recorded value of the TDMA assets, resulting in the impairment charge.

2005 Compared to 2004

Revenue

Service revenue decreased by $27.2 million in 2005 as compared to 2004. This decrease is primarily attributed to the following:

- $22.4 million decrease in postpaid subscriber service revenue due to lower ARPU. The Company's postpaid ARPU decreased by $6.26 compared to 2004 due to lower priced GSM rate plans and bundling plans, slightly offset by an increase in data revenues. The increase in subscribers from 306,300 at December 31, 2004 to 315,100 at December 31, 2005 is the result of the Company's efforts to recover subscribers that were lost as a result of network quality problems encountered in 2004 at the early stages of the Company's network migration from TDMA to GSM. The Company has resolved the difficulties encountered in 2004, and fourth quarter net activations (gross activations less deactivations) of 14,700 in 2005 compared favorably to a loss of net subscribers of 1,800 in the same period of 2004. Average churn for the year was approximately 2.2%. However, churn declined over the course of the year from 2.8% in the fourth quarter of 2004 to 1.8% in the fourth quarter of 2005. This was due to the resolution of the aforementioned network problems and the introduction of more attractive rate plans;
- $1.7 million increase in prepaid service revenues primarily due to an increase in average subscribers. As of December 31, 2005, prepaid subscribers totaled approximately 180,500, compared to 174,700 at December 31, 2004. Prepaid ARPU was flat compared to 2004, as higher data ARPU offset lower voice ARPU. Average monthly prepaid customer churn increased from 6.1% in 2004 to 6.5% in 2005 primarily as a result of increased competition; and
- $9.4 million decrease in roaming revenue due to a decrease in minutes of use as a result of the merger between Cingular and AT&T Wireless Services Inc. CBW has lost substantial roaming revenue as Cingular customers are now using Cingular's network versus CBW's network. As part of CBW's agreement with Cingular, a substantial portion of this lost roaming revenue is offset by a rate reduction on the cost of roaming minutes purchased from Cingular. For 2005, roaming expense decreased $8.9 million compared to 2004.

Equipment revenue increased by $3.0 million as the Company sold 41,000 more handsets during 2005 as compared to 2004 as 26,000 more TDMA customers migrated to the Company's GSM network.

Costs and Expenses

The decrease in costs of services of $3.9 million compared to 2004 was due to lower roaming expense of $8.9 million resulting from the renegotiation of rates with Cingular noted above, partially offset by $1.9 million of higher handset and accessory costs related to the equipment revenue increase and $2.5 million of higher operating taxes.

Selling, general and administrative expenses were flat as compared to 2004. Increases in advertising and promotional expenses of $2.9 million were offset by decreased fees for outsourced services as a result of better negotiated rates and lower legal claim costs for the roaming litigation incurred in 2004.

In 2005, the Company further revised its estimate of the remaining useful lives of certain of the TDMA assets, resulting in additional depreciation. The depreciation increase for 2005 versus 2004 results from the accelerated depreciation on TDMA assets as well as on certain GSM assets that were replaced in late 2005 as part of the Company's continued initiative to improve GSM network quality.

Amortization expense in 2004 was a result of accelerated amortization related to the change in estimated economic useful life of certain roaming and trade name agreements as a result of the merger between Cingular and AT&T Wireless Services in 2004.

As discussed above, the Company incurred charges of $42.3 million in 2005 to write down the recorded value of its TDMA network assets. Asset impairment charges in 2004 were recorded to write-down certain TDMA assets taken out of service and certain intangible assets.

Technology Solutions

The Technology Solutions segment provides business technology solutions through the Company's subsidiary, Cincinnati Bell Technology Solutions, Inc. ("CBTS").

(dollars in millions)	2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005	2004	$ Change 2005 vs. 2004	% Change 2005 vs. 2004
Revenue:							
Telecom and IT equipment distribution	$162.2	$126.7	$35.5	28%	$ 96.0	$30.7	32%
Data center and managed services	47.4	37.1	10.3	28%	23.4	13.7	59%
Professional services	7.0	8.9	(1.9)	(21)%	15.3	(6.4)	(42)%
Total revenue	216.6	172.7	43.9	25%	134.7	38.0	28%
Operating costs and expenses:							
Cost of services and products	175.2	139.5	35.7	26%	104.7	34.8	33%
Selling, general and administrative	21.9	17.4	4.5	26%	16.7	0.7	4%
Depreciation	3.4	2.3	1.1	48%	1.1	1.2	109%
Amortization	0.3	—	0.3	n/m	—	—	n/m
Restructuring	—	0.1	(0.1)	(100)%	0.6	(0.5)	(83)%
Asset impairments and other charges (gains)	—	—	—	n/m	(1.1)	1.1	(100)%
Total operating costs and expenses	200.8	159.3	41.5	26%	122.0	37.3	31%
Operating income	$ 15.8	$ 13.4	$ 2.4	18%	$ 12.7	$ 0.7	6%
Operating margin	7.3%	7.8%		(1) pts	9.4%		(2) pts

2006 Compared to 2005

Revenue

Revenue from telecom and IT equipment distribution represents the sale, installation and maintenance of major, branded IT and telephony equipment. Revenue for this unit increased by $35.5 million in 2006 versus 2005 mainly due to the addition of new products for sale and the acquisition of ATI (See Note 5 to Consolidated Financial Statements).

Data center and managed services revenue increased $10.3 million versus 2005 mainly due to both increased product penetration within managed services and increased billable data center space. CBTS had a billed utilization rate of 91% with approximately 91,000 square feet of billable data center capacity at December 31, 2006 compared to a billed utilization rate of 99% with approximately 71,000 square feet of billable data center capacity at December 31, 2005. Revenue consists of recurring collocation rents and IT services that include network management, electronic data storage, disaster recovery, and data security management. The Company intends to continue to pursue additional customers and growth in its data center business, for which the Company is prepared to commit resources, including capital expenditures and working capital, to support this growth.

Professional services revenue consists of long and short-term IT outsourcing and consulting engagements. Revenue for this unit declined by $1.9 million versus 2005 mainly due to the transfer of the Company's internal IT support group to CBT and a pricing decrease associated with the renegotiation of a major long-term contract.

Costs and Expenses

Cost of services and products increased by $35.7 million in 2006 versus 2005. The increase results from a $28.4 million increase in cost of goods sold mainly due to the increased IT and equipment sales, a $5.0 million increase in payroll and contracted services costs to support the increased revenue growth of the data center and managed services unit, higher rent of $1.1 million primarily due to the opening of a data center in June 2005 and higher utilities.

The increase in selling, general and administrative expenses in 2006 compared to 2005 was primarily due to an increase in labor costs to support the increased revenues.

Depreciation expense was higher in 2006 primarily due to the increased capital expenditures for the data centers. The Company expects depreciation expense to be higher in 2007 due to new data center construction in late 2006 and early 2007.

Amortization expense in 2006 results from the allocation of a portion of the purchase price to the customer relationship intangible asset associated with the ATI acquisition. See Note 5 to the Consolidated Financial Statements.

2005 Compared to 2004

Revenue

In March 2004, CBTS sold certain out-of-territory operations, which negatively impacted 2005 telecom and IT equipment distribution revenue by $20.7 million. This decrease was more than offset by increased hardware sales from core operations. This increase in hardware sales was due to a $49.1 million increase in IT and computer-related hardware revenue, resulting primarily from increased hardware revenue from data center customers. CBTS expanded its data center business with the opening of a data center in late 2004 and June 2005. The increased hardware sales were for equipment used in CBTS data centers as well as for equipment to be used at customer facilities. Higher revenue for the sale of telephony and other equipment accounted for the remaining increase in 2005.

The newly operational data centers and increased hardware sales directly contributed to an increase of $13.7 million in data center and managed services revenue in 2005. Data center service revenue increased in 2005 as a result of the opening of its new facilities as well as from services provided to customers outside of CBTS facilities.

Professional services revenue decreased by $6.4 million primarily due to the sale of out-of-territory offices for $3.5 million, the transfer of the Company's internal IT support group to CBT, and a pricing decrease associated with the renegotiation of a contract.

Costs and Expenses

Cost of services and products increased for 2005 by $34.8 million as compared to 2004. Higher sales from IT and computer-related hardware and telephony hardware caused an increase to cost of goods sold of $44.6 million and $1.9 million, respectively, which was partially offset by a decrease of $19.8 million related to the sale of out-of-territory operations. Operational costs of the new data center facilities increased $5.7 million in 2005 as both facilities were running during 2005, and managed services costs increased $7.2 million related to higher revenue. These increases in 2005 were partially offset by lower professional services costs and lower operating costs due to the sale of out-of-territory operations.

The $0.7 million increase in selling, general and administrative expenses for 2005 compared to 2004 is attributed to increased employee benefits expenses, sales commissions, and other performance-based compensation as a result of the revenue and earnings increases over 2004, offset by decreases as a result of the sale of out-of-territory assets in 2004.

The increase in depreciation expense in 2005 over 2004 is due to capital expenditures associated with providing data center collocation services.

Although revenue increased during 2005, operating margins decreased from 2004. The margin decrease is primarily due to an increased proportion of equipment sales, which have lower operating margins than service revenue.

Other

The Other segment combines the operations of Cincinnati Bell Any Distance ("CBAD"), Cincinnati Bell Complete Protection ("CBCP"), the Company's payphone business ("Public") and Cincinnati Bell Entertainment ("CBE"). CBAD provides long distance, audio conferencing and VoIP services; CBCP provides security monitoring for consumers and businesses as well as related hardware, and Public provides public payphone services. CBE has no current operations, but intends to eventually provide entertainment services. In the fourth quarter of 2004, the Company sold its payphone assets located at correctional institutions and outside of the Company's operating area for $1.4 million. During the same quarter, CBCP discontinued offering security-monitoring hardware to business customers without the related service monitoring.

(dollars in millions)	2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005	2004	$ Change 2005 vs. 2004	% Change 2005 vs. 2004
Revenue	$79.0	$77.7	$ 1.3	2%	$78.6	$ (0.9)	(1)%
Operating costs and expenses:							
Cost of services and products	36.2	33.4	2.8	8%	44.5	(11.1)	(25)%
Selling, general and administrative	14.6	15.8	(1.2)	(8)%	14.3	1.5	10%
Depreciation	2.4	1.9	0.5	26%	1.7	0.2	12%
Restructuring	—	—	—	n/m	0.2	(0.2)	(100)%
Asset impairments and other charges (gains)	—	—	—	n/m	(0.1)	0.1	(100)%
Total operating costs and expenses	53.2	51.1	2.1	4%	60.6	(9.5)	(16)%
Operating income	$25.8	$26.6	$(0.8)	(3)%	$18.0	$ 8.6	48%
Operating margin	32.7%	34.2%		(2) pts	22.9%		11 pts

2006 Compared to 2005

Revenue

CBAD's revenue increased $2.3 million in 2006 compared to 2005 primarily due to new dedicated access business customers and a 28% increase in minutes of use for audio conferencing. CBAD had 552,000 subscribed access lines as of December 31, 2006 in the Cincinnati and Dayton, Ohio operating areas, a decrease of 12,000 lines compared to 2005. The decrease in subscribers from 2005 was related to a 4% decline in residential subscribers, consistent with the Local segment access line loss, partially offset by a 4% increase in business subscribers. Public's revenue decreased $1.7 million in 2006 compared to 2005 as usage of payphones continues to decrease in favor of wireless products. CBCP's revenues increased $0.7 million compared to 2005 mainly from increased equipment sales and number of subscribers.

Costs and Expenses

Cost of services and products increased by $2.8 million in 2006 compared to 2005. CBAD costs increased $3.3 million driven primarily by an increase of $2.7 million in network costs resulting from a 10% increase in long distance minutes of use, mainly from an additional 31,000 subscribers using the unlimited long distance plans, increased audio conferencing costs due to the increase in minutes of use and costs for the introduction of Voice over Internet Protocol ("VoIP") starting in mid 2006. In addition, higher operating taxes also contributed to the CBAD increase. An increase at CBCP of $0.5 million was primarily due to increased cost of goods sold related to the higher equipment sales. The increases at CBAD and CBCP were partially offset by a decrease of costs at Public due to the decrease in Public revenue.

Selling, general and administrative expenses were $1.2 million favorable in 2006 as compared to last year. The decrease was primarily from lower bad debt expense and labor costs at CBAD.

2005 Compared to 2004

Revenue

CBAD's revenue increased $6.2 million, or 10%, in 2005 compared to 2004, primarily due to business products such as dedicated access and audio conferencing and increases in subscribed access lines. CBAD had 564,000 subscribed access lines as of December 31, 2005 in the Cincinnati and Dayton, Ohio operating areas, an increase of 2,000 lines over 2004. Usage increases from the growth of unlimited long distance plans within the Company's service bundles are the primary reason for this growth. The Company's market share has increased as a function of the Local segment's lines in service for which a long distance carrier has been chosen for residential and business access lines. CBAD's residential and business market share in Cincinnati increased to 80% and 52% at December 31, 2005, respectively, from 76% and 48%, respectively, at December 31, 2004.

Public's and CBCP's revenue decreased $6.1 million and $1.0 million, respectively, in 2005 compared to 2004 due primarily to the Company's sale or exiting of businesses as noted above.

Costs and Expenses

Cost of services and products decreased $11.1 million in 2005 compared to 2004. This was a result of $4.1 million of decreased costs per long distance minute due to the installation of long distance switching equipment in June 2004 and the renegotiation of wholesale transport rates in June 2004 and June 2005, and a decrease of $7.0 million primarily related to the Company's sale or exiting of businesses related to CBCP and Public, partially offset by cost of services and products for CBE, a new division in 2005.

Selling, general, and administrative expenses increased $1.5 million for 2005 compared to 2004. Decreases in expenses of $1.4 million at Public and CBCP, related to the sale or exiting of businesses discussed above, were offset by increases of $2.4 million at CBAD and $0.6 million at CBE. CBAD's increases primarily relate to higher payroll costs, increased bad debt expense, and software development charges from third parties. CBE expenses primarily relate to payroll and administrative costs.

Broadband

In 2003, the Company completed the sale of substantially all of its broadband assets. Subsequent to the closing of the asset sale, the Broadband segment now consists substantially of retained liabilities not transferred to the buyer, such as contract termination restructuring liabilities, addressed in Note 3 to the Consolidated Financial Statements, and operating tax liabilities.

(dollars in millions)	2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005	2004	$ Change 2005 vs. 2004	% Change 2005 vs. 2004
Costs, expenses, gains, and losses:							
Selling, general and administrative	$ (3.4)	$(11.4)	$ 8.0	(70)%	$ (3.7)	$(7.7)	n/m
Depreciation	—	0.1	(0.1)	n/m	—	0.1	n/m
Restructuring	0.6	(0.5)	1.1	n/m	(1.8)	1.3	(72)%
Asset impairments and other charges (gains)	—	(0.5)	0.5	n/m	(1.5)	1.0	(67)%
Gain on sale of broadband assets	(7.6)	—	(7.6)	n/m	(3.7)	3.7	(100)%
Total costs, expenses, gains and losses	(10.4)	(12.3)	1.9	(15)%	(10.7)	(1.6)	15%
Operating income	$ 10.4	$ 12.3	$(1.9)	(15)%	$ 10.7	$ 1.6	15%

2006 Compared to 2005

Costs and Expenses

In 2006, selling, general, and administrative expenses primarily consisted of income from the sale of a bankruptcy claim receivable for $3.6 million. In 2005, selling, general and administrative expenses primarily consisted of the favorable resolution of certain operating tax issues due to the resolutions of audits.

Restructuring expenses in 2006 of $0.6 million and income in 2005 for $0.5 million was mainly due to changes in estimates related to the termination of contractual obligations. Refer to Note 3 to the Consolidated Financial Statements.

The gain on sale of assets of $7.6 million in 2006 related to a $4.7 million gain on the sale of broadband fiber assets and $2.9 million of income as a result of the expiration of certain warranties and guarantees established at the time the broadband assets were sold.

2005 Compared to 2004

Costs and Expenses

During 2005 and 2004, selling, general, and administrative expenses primarily consisted of the reversals of certain operating tax reserves totaling $11.2 million and $3.5 million, respectively, primarily due to resolutions of audits.

Adjustments to restructuring reserves in 2005 and 2004 resulted in income of $0.5 million and $1.8 million, respectively, due to changes in estimates related to the termination of contractual obligations. The restructuring credit in 2004 was offset by a corporate restructuring adjustment of $2.0 million. Refer to Note 3 to the Consolidated Financial Statements.

Asset impairments and other charges (gains) in 2005 and 2004 were primarily due to proceeds received from the sale of assets previously written off.

The gain on sale of assets of $3.7 million recorded in 2004 was due to the expiration of certain indemnities to the buyer.

Financial Condition, Liquidity, and Capital Resources

Capital Investment, Resources and Liquidity

As the Company's businesses mature, investments in its local, wireless, and DSL networks will be focused on maintenance, strategic expansion, and incremental revenue-generating penetration of these services with the bundle, cost and productivity improvements and technological enhancement initiatives undertaken to add and retain customers on the Company's networks.

In 2007, the Company expects to spend approximately 19% of 2007 revenue on capital expenditures, including approximately 8% of revenue in order to construct additional data center facilities and the new third generation ("3G") network for its wireless business. Cash will also be used for the acquisition of a local cable telecommunications business (see Note 5 to the Consolidated Financial Statements), repayments of debt and related interest, dividends on the 6¾% Cumulative Convertible Preferred Stock, and working capital. As of December 31, 2006, the Company held $79.4 million in cash and cash equivalents, which is a $53.7 million increase compared to December 31, 2005. The Company allowed cash to accumulate rather than repay debt in order to fund the capital expenditures in early 2007 to construct additional data center space and the 3G network. Other than the excess cash at December 31, 2006, the Company's primary sources of cash in 2007 will be cash generated by operations and borrowings from the revolving credit facility under which the Company had $245.2 million of availability at December 31, 2006.

Background

As of December 31, 2006, the Company had $2.1 billion of outstanding indebtedness and an accumulated deficit of $3.5 billion. The Company incurred a significant amount of indebtedness and a subsequent accumulated deficit for the period of 1999 to 2003 from the purchase and operation of a broadband business.

In November of 1999, the Company acquired IXC Communications, Inc. ("IXC") for approximately $3.2 billion. In connection with the acquisition, the Company assumed approximately $1.0 billion of debt. IXC, subsequently renamed BRCOM (f/k/a Broadwing Communications Inc.), provided long haul voice, data, and Internet service over an 18,700 mile fiber optic network. From the acquisition of BRCOM through June 2003, the Company used a total of approximately $2.3 billion of both cash flow from its other businesses and borrowings under its credit facilities to finance the buildout of BRCOM's national optical network and to meet BRCOM's other cash needs. In 2001, the business environment for BRCOM and the broader telecommunications industry deteriorated rapidly and significantly. As a result of the acquisition of BRCOM, the Company incurred substantial operating and net losses. In 2003, the Company completed the sale of substantially all of the BRCOM assets for a cash purchase price of $82.7 million.

2006 Debt Repayments

During 2006, the Company repaid debt in the amount of $13.3 million. This debt repayment amount was lower than in 2005 and 2004 because the Company used its cash to fund the purchases of ATI and the 19.9% interest in CBW for $86.7 million and the wireless spectrum licenses for $37.1 million.

As of December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had outstanding letters of credit totaling $4.8 million, leaving $245.2 million in additional borrowing availability under its $250 million revolving credit facility.

The Company's credit facility financial covenants require that the Company maintain certain leverage ratios, interest coverage and fixed charge ratios. The facilities also contain certain covenants which, among other things, may restrict the Company's ability to incur additional debt or liens, pay dividends, repurchase Company common stock, sell, transfer, lease, or dispose of assets and make investments or merge with another company. If the Company were to violate any of its covenants and was unable to obtain a waiver, it would be considered a default. If the Company were in default under its credit facilities, no additional borrowings under the credit facilities would be available until the default was waived or cured. The Company's present ability to borrow is not compromised, as there is no such default as of the date of this filing.

Voluntary prepayments of borrowings under the credit facilities and voluntary reductions of the unutilized parts of the credit facilities' commitments are, subject to proper notice, permitted at any time. The Company expects to use cash flows generated by its operations and in excess of investing activities to reduce outstanding indebtedness.

2005 Financing Transactions and Credit Facilities

In the first quarter of 2005, the Company completed the first of a two stage refinancing plan of its 16% Senior Subordinated Discount Notes due 2009 ("16% Notes"). In the third quarter of 2005, the Company completed the second stage of its plan with the refinancing of the 16% Notes. In stage one, the Company:

- paid $9.7 million in fees to the holders of the Company's 7 1/4% Senior Notes due 2013 ("the 7 1/4% Notes due 2013") for their consent to permit the Company to refinance its 16% Notes with new debt that would be pari passu to the 7 1/4% Notes due 2013;
- issued, on February 16, 2005, $250 million new 7% Senior Notes due 2015 ("7% Senior Notes") and $100 million in additional 8 3/8% Senior Subordinated Notes due 2014 ("8 3/8% Notes") (collectively, the "New Bonds");
- established, on February 16, 2005, a new credit facility ("Corporate credit facility") for a $250 million revolving line of credit that matures in February 2010;
- used the proceeds from the New Bonds and borrowings from the new Corporate credit facility to repay $438.8 million outstanding at December 31, 2004 on its previous credit facility; and
- executed $350 million notional interest rate swaps to change the fixed rate nature of a part of the New Bonds and the previously outstanding 8 3/8% Notes to approximate the floating rate characteristics of the terminated credit facility.

In stage two, the Company:

- issued $400 million of new term notes (the "Tranche B Term Loan") on August 31, 2005 under the terms of the Corporate credit facility; and
- retired the 16% Notes for $447.8 million, including repayment of accrued interest, using the proceeds from the Tranche B Term Loan and additional borrowings under the new Corporate credit facility.

In total, the Company recognized $99.8 million of loss upon extinguishment of debt. In the first quarter, related to stage one of the refinancing plan, the loss was $7.9 million for the write-off of unamortized deferred financing fees associated with the previous credit facility. In the third quarter, related to stage two of the refinancing plan, the loss was $91.9 million, which was composed of $9.1 million for the write-off of the unamortized deferred financing fees, $27.7 million for the write-off of the unamortized discount, and $55.1 million for the premium paid in conjunction with the extinguishment of the 16% Notes.

In addition to financial transactions consummated under the refinancing plan discussed above, during the fourth quarter of 2005, the Company made a scheduled payment of $20 million to extinguish certain outstanding notes of Cincinnati Bell Telephone.

2004 Debt Repayments

During 2004, the Company used a portion of cash flow generated from operations to repay debt in the amount of $171.8 million.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2006:

(dollars in millions)

	Payments Due by Period				
	Total	< 1 Year	1-3 Years	3-5 Years	Thereafter
Long-term debt (1)	$2,062.7	$ 4.8	$ 8.0	$101.0	$1,948.9
Capital leases	23.2	2.5	4.8	9.2	6.7
Interest payments on long-term debt and capital leases (2)	1,276.9	155.7	307.8	308.0	505.4
Noncancelable operating lease obligations	253.1	16.5	29.3	28.0	179.3
Purchase obligations (3)	127.9	37.9	61.8	28.2	—
Accrued pension and postretirement benefits (4)	127.0	17.4	37.1	32.0	40.5
Other long-term liabilities (5)	27.0	3.1	3.1	1.6	19.2
Total	$3,897.8	$237.9	$451.9	$508.0	$2,700.0

(1) Long-term debt excludes net unamortized premiums and the fair value of the Company's interest rate swaps.

(2) Interest payments on long-term debt and capital leases include interest obligations on both fixed and variable rate debt, assuming no early payment of debt in future periods. The Company used the interest rate forward curve at December 31, 2006 to compute the amount of the contractual obligation for interest payments on variable rate debt and interest rate swaps.

(3) Purchase obligations primarily consist of the Company's service agreement with Convergys as discussed below in "Commitments and Contingencies."

(4) Amount includes $11.1 million of expected cash contributions in 2007 for postretirement benefits. Although the Company currently expects to continue operating the plans past 2007, its contractual obligation related to postretirement benefits only extends through the end of 2007. Amount also includes approximately $110 million of estimated cash contributions for pension benefits, of which $6.0 million is expected to be contributed in 2007. The Company's expected pension plan contributions are based on current legislation and current actuarial assumptions. Any change in the legislation or actuarial assumptions will effect the expected contribution amount. See below for further discussion related to the Pension Protection Act of 2006.

(5) Includes contractual obligation payments primarily related to restructuring reserves and asset removal obligations.

The contractual obligations table is current as of December 31, 2006. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

The Pension Protection Act of 2006 ("the Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements.

Other

Labor Contract Ratification

On June 10, 2005, employees represented by the Communications Workers of America ("CWA") ratified a three-year labor agreement extending through May 10, 2008. The contract affects approximately 1,500 members of the CWA Locals 4400 and 4401. Terms of the new labor contract include:

- Base pay increases for union employees of 1.75% retroactive to May 8, 2005, 2.75% effective May 14, 2006, and 3.00% effective May 13, 2007. The previous contract provided 2.0% base pay increases every six months;

- Establishment of health reimbursement accounts for future retirees with an annual account balance and a 3% inflation factor. To the extent the actual cost of health care premiums for a future retiree exceeds the value credited to their account, the retiree will be responsible for the difference;
- Establishment of health care premium payments for active employees beginning in 2007; and
- Contribution increases of 10% to the union employees' pension plan.

Commitments and Contingencies

Commitments

In 1998, the Company entered into a ten-year contract with Convergys Corporation ("Convergys"), a provider of billing, customer service and other services, which, in 2004, was extended to December 31, 2010. The contract states that Convergys will be the primary provider of certain data processing, professional and consulting and technical support services for the Company within CBT's operating territory. In return, the Company will be the exclusive provider of local telecommunications services to Convergys. The contract extension reduced the Company's annual commitment in 2004 and 2005 to $35.0 million from $45.0 million. Beginning in 2006, the minimum commitment is reduced 5% annually. The Company paid $34.3 million, $36.1 million and $37.5 million under the contract in 2006, 2005 and 2004, respectively.

Contingencies

In the normal course of business, the Company is subject to various regulatory and tax proceedings, lawsuits, claims and other matters. The Company believes adequate provision has been made for all such asserted and unasserted claims in accordance with accounting principles generally accepted in the United States. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance.

In re Broadwing Inc. Securities Class Action Lawsuits, (Gallow v. Broadwing Inc., et al), U.S. District Court, Southern District of Ohio, Western Division, Case No. C-1-02-795

Between October and December 2002, five virtually identical class action lawsuits were filed against Broadwing Inc. and two of its former Chief Executive Officers in U.S. District Court for the Southern District of Ohio.

These complaints were filed on behalf of purchasers of the Company's securities between January 17, 2001 and May 20, 2002, inclusive, and alleged violations of Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 by, inter alia, (1) improperly recognizing revenue associated with Indefeasible Right of Use ("IRU") agreements; and (2) failing to write-down goodwill associated with the Company's 1999 acquisition of IXC Communications, Inc. The plaintiffs sought unspecified compensatory damages, attorney's fees, and expert expenses.

On April 28, 2006, the Company and plaintiffs entered into a Memorandum of Understanding ("MOU"), which set forth an agreement in principle to settle this matter. For these lawsuits and the derivative complaint discussed below, the Company reserved $6.3 million in the first quarter of 2006 to reflect its contribution to the settlement fund and to cover other settlement-related expenses. Under the MOU agreement, the Company and certain of its insurance carriers agreed to contribute a total of $36 million to settle the claims in this matter and obtain in exchange a release of all claims from the class members.

On July 12, 2006, the Company and plaintiffs entered into a definitive Stipulation and Agreement of Settlement reflecting the terms of the above-referenced MOU. On July 21, 2006, Judge Rice issued a Preliminary Order approving the notice and proof of claim forms to be mailed to class members and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on September 6, 2006. On December 1, 2006, all objections to the proposed settlement were withdrawn and the court gave final approval of the settlement and dismissed all claims with prejudice.

In re Broadwing Inc. Derivative Complaint, (Garlich v. Broadwing Inc., et al), Hamilton County Court of Common Pleas, Case No. A0302720.

This derivative complaint was filed against Broadwing Inc. and ten of its current and former directors on April 9, 2003 alleging breaches of fiduciary duty arising out of the same allegations discussed in *In re Broadwing Inc. Securities Class Action Lawsuits* above. Pursuant to a stipulation between the parties, defendants were not required, absent further order by the Court, to answer, move, or otherwise respond to this complaint until 30 days after the federal court rendered a ruling on the defendants' motion to dismiss in *In re Broadwing Inc. Securities Class Action Lawsuits.*

On April 28, 2006, the Company and plaintiffs entered into a MOU, which sets forth an agreement in principle to settle this matter. For this derivative lawsuit and the lawsuits discussed above, the Company reserved $6.3 million in the first quarter of 2006 to reflect its contribution to the settlement fund and to cover other settlement-related expenses. On July 12, 2006, the Company and plaintiffs entered into a definitive Stipulation and Agreement of Settlement reflecting the terms of the MOU. The Settlement Fairness Hearing took place on September 6, 2006 and the court has issued an order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

In re Broadwing Inc. ERISA Class Action Lawsuits, (Kurtz v. Broadwing Inc., et al), U.S. District Court, Southern District of Ohio, Western Division, Case No. C-1-02-857.

Between November 18, 2002 and March 17, 2003, five putative class action lawsuits were filed against Broadwing Inc. and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purport to be brought on behalf of the Cincinnati Bell Inc. Savings and Security Plan, the Broadwing Retirement Savings Plan, and a class of participants in the Plans, generally alleged that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") by improperly encouraging the Plan participant-plaintiffs to elect to invest in the Company stock fund within the relevant Plan and by improperly continuing to make employer contributions to the Company stock fund within the relevant Plan.

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the "Agreement") providing for the settlement of the consolidated case with no finding or admission of any wrongdoing by any of the defendants in the lawsuit. Under the Agreement, defendants were obligated to pay $11 million, which payment has been made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from, the class members. On March 13, 2006, the Court issued an order giving preliminary approval of the Agreement and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on June 22, 2006. On October 5, 2006, the Court issued a final order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

Freedom Wireless vs. BCGI, et al U.S. District Court, District of Massachusetts, Case No. 05-110620-EFH.

On September 16, 2005, Freedom Wireless filed a patent infringement action against 24 wireless service providers, including CBW. The suit alleged that the defendant wireless service providers were in violation of a patent owned by Freedom Wireless. CBW obtained its rights to use the technology in question through Boston Communications Group Inc. ("BCGI"). BCGI has acknowledged its obligation to indemnify CBW in accordance with the terms of the license agreement. This lawsuit was preceded by a direct patent infringement suit against BCGI by Freedom Wireless, in which BCGI was found liable. On July 21, 2006, BCGI issued a press release indicating that it had reached a settlement agreement with Freedom Wireless in the underlying patent infringement action. On October 16, 2006, Freedom Wireless filed a Notice of Dismissal dismissing with prejudice all patent infringement claims against CBW arising from the alleged patent infringement by BCGI. Accordingly, the Company considers this case to be closed.

Off-Balance Sheet Arrangements

The Company is a party to off-balance sheet arrangements, consisting of certain indemnifications related to the sale of the broadband assets in 2003 and the Company's future obligation to sell common shares through exercise of outstanding warrants.

Indemnifications

During the normal course of business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (a) intellectual property indemnities to customers in connection with the use, sales and/or license of products and services, (b) indemnities to customers in connection with losses incurred while performing services on their premises, (c) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct of the Company, and (d) indemnities involving the representations and warranties in certain contracts. In addition, the Company has made contractual commitments to several employees providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities, commitments, and guarantees do not provide for any limitation on the maximum potential for future payments that the Company could be obligated to make. Except for amounts recorded in relation to insured losses, the Company has not recorded a liability for these indemnities, commitments, and other guarantees in the Consolidated Balance Sheets, except as described below.

The Company indemnified the buyer of the broadband assets against certain potential claims, but all indemnifications have expired except for those related to title and authorization. The title and authorization indemnification was capped at 100% of the purchase price of the broadband assets, which is approximately $71 million.

In order to determine the fair value of the indemnity obligations, the Company performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. In 2006, the Company decreased the liability related to the indemnity obligations from $4.1 million to $1.2 million and recorded $2.9 million of income as a result of the expiration of certain warranties and guarantees. This income was included in "Gain on sale of broadband assets" in the Consolidated Statement of Operations. During 2005, no additional representations or warranties expired. In 2004, the Company decreased the liability related to the indemnity obligations to $4.1 million due to the expiration of the general representations and warranties and no broker warranties, and recorded $3.7 million as "Gain on sale of broadband assets" in the Consolidated Statement of Operations.

Additionally, in 2004, the Company paid $2.7 million related to indemnity obligations under a legal settlement agreement.

Warrants

As part of the issuance of the 16% Notes in March 2003, the purchasers of the 16% Notes received 17.5 million common stock warrants to purchase one share of Cincinnati Bell common stock at $3.00 each, which expire in March 2013. Of the total gross proceeds received for the 16% Notes, $47.5 million was allocated to the fair value of the warrants using the Black-Scholes option-pricing model. This value less applicable issuance costs was recorded to "Additional paid-in capital" in the Consolidated Balance Sheet. Warrants for 50,000 shares were exercised in 2005, with no exercises occurring in 2006 or 2004.

Cash Flow

2006 Compared to 2005

In 2006, cash provided by operating activities totaled $334.7 million, an increase of $12.4 million compared to the $322.3 million provided by operating activities during 2005. The increase was generated by working capital improvements, partially offset by lower operating cash generated from the Local segment due to access line losses and shareholder claim payments of $6.3 million (See Note 12 to the Consolidated Financial Statements).

Cash utilized in investing activities in 2006 was $260.0 million, an increase of $117.3 million compared to the $142.7 million utilized in 2005. The increase predominately relates to the acquisitions of ATI and the 19.9% minority interest in CBW for $86.7 million and the purchase of wireless licenses in the FCC auction for $37.1 million. Capital expenditures increased slightly in 2006 compared to last year. Proceeds from the sale of broadband fiber assets were $4.7 million during 2006. Proceeds from the sale of an investment were $5.7 million in 2006.

Cash flows used in financing activities decreased $157.8 million to a net outflow of $21.0 million in 2006 from an outflow of $178.8 million during 2005. During 2006, the Company funded the acquisitions of Cingular's 19.9% interest in CBW and ATI and the purchase of the wireless licenses, which decreased the Company's repayment of debt as compared to 2005. The Company repaid $13.3 million in debt in 2006. During 2005, the Company received $752.1 million of cash proceeds from the issuance of the 7% Senior Notes, additional 8⅜% Notes and new bank term notes. In addition, during 2005, the Company repaid $903.3 million in borrowings, substantially all of which was the prepayment of borrowings under its term and revolving credit facilities and its 16% Notes, using the net cash proceeds discussed above. In conjunction with the debt issuance and repayments in 2005, the Company incurred debt issuance costs and consent fees of $21.9 million. Preferred stock dividends of $10.4 million were paid during each of 2006 and 2005.

2005 Compared to 2004

Cash provided by operating activities for 2005 totaled $322.3 million, an increase of $21.6 million compared to the $300.7 million provided by operating activities during 2004. This increase resulted primarily from an increase in cash earnings (net income less non-cash items) and favorable changes in working capital. Refer to the Consolidated Statements of Cash Flows for further details.

The Company's 2005 capital expenditures of $143.0 million were $9.1 million higher than 2004 capital expenditures of $133.9 million. The increase was primarily due to business transformation projects associated with the Company's 2004 restructuring charge and mandated wireless investments, partially offset by decreased CBTS expenditures due to higher 2004 additions for data center facilities. In 2004, the Company received $3.3 million from the sale of certain assets of CBTS and Public, generally consisting of operating assets outside its current operating area.

During 2005, the Company received $352.1 million of cash proceeds from the issuance of the new 7% Notes and the 8⅜% Notes and $400.0 million from the Tranche B Term Loan issued under the Corporate credit facility in August 2005. The Company repaid $903.3 million of borrowings during 2005, most of which was the $438.8 million prepayment of borrowings under its previous credit facilities in February 2005 and the $440.1 million repurchase of the 16% Notes in August 2005. Debt issuance costs and consent fees totaled $21.9 million in 2005. Preferred stock dividends of $10.4 million were paid during both 2005 and 2004.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. Additionally, the Company's senior management has discussed the critical accounting policies and estimates with the Audit and Finance Committee. The Company's significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

The discussion below addresses major judgments used in:

- revenue recognition;
- accounting for allowances for uncollectible accounts receivable;
- reviewing the carrying values of goodwill and indefinite-lived intangible assets;
- reviewing the carrying values of property, plant, and equipment;
- accounting for business combinations;
- accounting for taxes; and

• accounting for pension and postretirement expenses.

Revenue Recognition — The Company recognizes revenue as services are provided. Local and special access fees, which are billed monthly, and prepaid wireless receipts are collected in advance, but the revenue is not recognized until the service is provided. Postpaid wireless, long distance, switched access, data center management services, reciprocal compensation, and data and Internet product services are billed monthly in arrears. The Company bills service revenue in regular monthly cycles, which are spread throughout the days of the month. As the last day of each billing cycle rarely coincides with the end of the Company's reporting period for usage-based services such as postpaid wireless, long distance, and switched access, the Company must estimate service revenues earned but not yet billed. The Company bases its estimates upon historical usage and adjusts these estimates during the period in which the Company can determine actual usage, typically in the following reporting period.

Advanced billings for customer wireline phone service connection and activation are deferred and amortized into revenue on a straight-line basis over the average customer life. The associated connection and activation costs, to the extent of the upfront fees, are also deferred and amortized on a straight-line basis over the average customer life. For wireless activation revenue, since activation costs exceed activation revenues, both the activation revenue and associated costs are recorded upon the sale of the wireless handset.

With respect to arrangements with multiple deliverables, the Company follows the guidance in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," to determine whether more than one unit of accounting exists in an arrangement. To the extent that the deliverables are separable into multiple units of accounting, total consideration is allocated to the individual units of accounting based on their relative fair value, determined by the price of each deliverable when it is regularly sold on a stand-alone basis. Revenue is recognized for each unit of accounting as delivered or as service is performed depending on the nature of the deliverable comprising the unit of accounting.

The Company recognizes equipment revenue generally upon the performance of contractual obligations, such as shipment, delivery, installation or customer acceptance. The Company is a reseller of IT and telephony equipment and considers the criteria of EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," when recording revenue, such as title transfer, risk of product loss, and collection risk. Based on this guidance, these equipment revenues and associated costs have generally been recorded on a gross basis, rather than recording the revenues net of the associated costs.

Pricing of local services is generally subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Various regulatory rulings and interpretations could result in adjustments to revenue in future periods. The Company monitors these proceedings closely and adjusts revenue accordingly.

Accounting for Allowances for Uncollectible Accounts Receivable — The Company established the allowances for uncollectible accounts using percentages of aged accounts receivable balances to reflect the historical average of credit losses as well as specific provisions for certain identifiable, potentially uncollectible balances. The Company believes its allowance for uncollectible accounts is adequate based on these methods. However, if one or more of the Company's larger customers were to default on its accounts receivable obligations or if general economic conditions in the Company's operating area deteriorated, the Company could be exposed to potentially significant losses in excess of the provisions established. Substantially all of the Company's outstanding accounts receivable balances are with entities located within its geographic operating areas. Regional and national telecommunications companies account for the remainder of the Company's accounts receivable balances. No one entity or collection of legally affiliated entities represents 10% or more of the outstanding accounts receivable balances.

Reviewing the Carrying Values of Goodwill and Indefinite-Lived Intangible Assets — Pursuant to Statement of Financial Account Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and intangible assets not subject to amortization are tested for impairment annually, or when events or changes in circumstances indicate that the asset might be impaired.

Substantially all of the Company's goodwill relates to its Wireless segment. The Company estimated the fair value of CBW based on expected future cash flows generated by CBW discounted at 10%. The estimated fair value of CBW was higher than its carrying value, and, as such, there was no indication of impairment in 2006.

Indefinite-lived intangible assets consist of FCC licenses for spectrum and trademarks for the Wireless segment. The Company may renew the wireless licenses in a routine manner every ten years for a nominal fee, provided the Company continues to meet the service and geographic coverage provisions required by the FCC. The fair value of the licenses was determined by using the "Greenfield" method, an income based approach. The fair value of the trademarks were determined by using the relief-from-royalty method, which estimates the present value of royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The fair value of the licenses and trademarks were higher than its carrying value, and, as such, there was no indication of impairment in 2006.

Reviewing the Carrying Values of Property, Plant and Equipment — The Company's provision for depreciation of its telephone plant is determined on a straight-line basis using the group depreciation method. Provision for depreciation of other property, other than leasehold improvements, is based on the straight-line method over the estimated economic useful life. Depreciation of leasehold improvements is based on a straight-line method over the lesser of the economic useful life or term of the lease, including option renewal periods if renewal of the lease is probable or reasonably assured. Repairs and maintenance expense items are charged to expense as incurred.

The Company estimates the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The majority of the Local segment plant and equipment is depreciated using the group method, which develops a depreciation rate (annually) based on the average useful life of a specific group of assets rather than for each individual asset as would be utilized under the unit method. The estimated life of the group changes as the composition of the group of assets and their related lives change. Such estimated life of the group is based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation expense in future periods. A one-year decrease or increase in the useful life of these assets would increase or decrease annual depreciation expense by approximately $10 million.

The Company reviews the carrying value of long-lived assets, other than goodwill and indefinite-lived intangible assets discussed above, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In assessing impairments, the Company follows the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". An impairment loss is recognized when the estimated future undiscounted cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition are less than its carrying amount. An impairment loss is measured as the amount by which the asset's carrying value exceeds its estimated fair value.

During the fourth quarter of 2003, the Company shortened the estimated remaining economic useful life of its legacy TDMA wireless network to December 31, 2006 due to the expected migration of its TDMA customer base to its GSM network. The Company made the decision in the first quarter of 2005 to retire certain TDMA assets in order to optimize its TDMA network performance. As a result of this early retirement of assets, in the first quarter of 2005 the Company recorded a charge of $23.7 million under the caption "Asset impairments and other charges." In the second quarter of 2005, the useful life of certain of the remaining TDMA assets was shortened from the December 31, 2006 date being used, and depreciation was accelerated. The change in depreciation expense due to the change in estimate in the second quarter decreased 2005 operating income and net income by $7.7 million and $4.6 million, respectively; basic and diluted earnings per share were decreased by $0.02 per share as a result of this change in estimate. In the fourth quarter of 2005, due to the rapid migration of TDMA customers to the Company's GSM network and decreased revenue per remaining TDMA subscriber, the Company determined that the carrying value of the TDMA assets was not recoverable from the estimated future undiscounted cash flows resulting from the use of the assets. Therefore, an impairment charge of $18.6 million was recorded in the fourth quarter of 2005 to record the TDMA assets at fair value. The Company calculated the fair value of the assets based on the appraised amount at which the assets could be sold in a current transaction between willing parties. The impairment charge was recorded in the Consolidated Statements of Operations under the caption "Asset impairments and other charges." After the impairment charges, the carrying value of the TDMA assets was less than $1 million at December 31, 2005.

To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company intends to construct a 3G network and deploy it on the newly purchased AWS spectrum. Due to this implementation, lives of certain GSM assets were shortened and depreciation has been accelerated based on the new useful life. The increase in depreciation due to this acceleration was approximately $1.3 million in the fourth quarter of 2006.

If technological changes were to occur more rapidly than expected, it may have the effect of shortening the estimated depreciable life of other network and operating assets that the Company employs. This could have a substantial impact on the consolidated depreciation expense and net income of the Company. Competition from new or more cost effective technologies could affect the Company's ability to generate cash flow from its network-based services. This competition could ultimately result in an impairment of certain of the Company's tangible or intangible assets. This could have a substantial impact on the operating results of the consolidated Company.

Accounting for Business Combinations — In accounting for business combinations, the Company applies the accounting requirements of Statement of Financial Accounting Standards No. 141, "Business Combinations", which requires the recording of net assets of acquired businesses at fair value. In developing estimates of fair value of acquired assets and assumed liabilities, the Company analyzes a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets, and market rate assumptions for contractual obligations. Where the business combination is of significant magnitude, the Company engages third-party appraisal firms to assist management in determining the fair values of tangible and intangible assets and liabilities. Such a valuation requires management to make significant estimates and assumptions, especially with respect to the intangible assets.

In determining the fair value of the Company's intangible assets associated with the purchases of ATI and the remaining minority interest in CBW, the Company utilized several valuation methods:

- *Excess earnings method:* This method was used to determine the fair value of the Company's customer relationships. This method estimates the present value of future cash flows attributable to the Company's customer base and requires estimates of the expected future earnings and remaining useful lives of the customer relationships.
- *Relief-from-royalty:* This method, used to determine the fair value of the Company's trademarks, estimates the present value of royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology.
- *Greenfield:* The Company's licenses were valued using the Greenfield method, which utilizes a discounted cash flow analysis assuming a "start up" business, in which the only assets of the business at start up are assumed to be the FCC licenses to be valued.

Changes to the assumptions the Company used to estimate fair value could impact the recorded amounts for acquired assets and liabilities, including property, plant and equipment, intangible assets and goodwill. Significant changes to these balances could have a material impact on the Company's future reported results.

Accounting for Taxes

Income Taxes

The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods. The Company's previous tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires. The Company believes an adequate provision has been made for all open tax years in accordance with SFAS No. 5. The ultimate resolution of these issues may differ from the amounts currently estimated, in which case an adjustment would be made to the tax provision in that period. See "Recently Issued Accounting Standards" below for further discussion of FASB Interpretation

No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB 109" ("FIN 48"), which changes the requirements for recognition of tax benefits associated with tax deductions.

In February 2006, the Kentucky Revenue Cabinet issued state tax regulations, which may limit the Company's ability to use its state net operating loss carryforwards against future state taxable income. The Company recorded a one-time income tax charge of $3.6 million in the first quarter of 2006.

As of December 31, 2006, the Company had $694.7 million in net deferred tax assets, which includes approximately $1.6 billion in gross federal tax net operating loss carryforwards, with a deferred tax asset value of approximately $559.4 million. The tax loss carryforwards are available to the Company to offset taxable income in current and future periods. The Company utilized approximately $52.7 million of net federal tax net operating loss carryforwards during 2006. The majority of the remaining tax loss carryforwards will expire between 2017 and 2023 and are not currently limited under U.S. tax laws. The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. Based on current income levels and anticipated future reversal of existing temporary differences, the Company expects to utilize its federal net operating loss carryforwards within their expiration periods.

In addition to the federal tax net operating loss carryforwards, the Company has state and local net operating loss carryforwards with a deferred tax asset value of approximately $155.3 million, alternative minimum tax credit carryforwards of approximately $6.7 million, and deferred tax temporary differences and other tax attributes of approximately $124.0 million. A valuation allowance of $150.7 million is provided at December 31, 2006 against certain state and local net operating losses and other deferred tax assets due to the uncertainty of the Company's ability to utilize the assets within the statutory expiration period.

The Company determines the effective tax rate by dividing income tax expense by income before taxes as reported in its Consolidated Statement of Operations. For reporting periods prior to the end of the Company's fiscal year, the Company records income tax expense based upon an estimated annual effective tax rate. This rate is computed using the statutory tax rate and an estimate of annual net income adjusted for an estimate of non-deductible expenses.

Refer to Note 13 to the Consolidated Financial Statements for further information regarding the Company's income taxes.

Operating taxes

The Company incurs certain operating taxes that are reported as expenses in operating income, such as property, sales, use, and gross receipts taxes. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated by the Company. The Company also records expense against operating income for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on the Company's assessment of the probability of payment. Upon resolution of an audit, any remaining liability not paid is released and increases operating income. The Company recognized expense of $2.1 million in 2006 and income of $14.4 million in 2005 and $4.4 million in 2004 upon resolution of operating tax audits, net of new liabilities established.

Accounting for Pension and Postretirement Expenses — The Pension Protection Act of 2006 (the "Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements. The Company has projected $6.0 million of expected cash contributions in 2007 for pension benefits. Based on current assumptions, the Company believes it will pay an estimated $110 million to fund its pension plans during the period 2007 to 2016.

In October 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires the Company to recognize the overfunded or underfunded status for the Company's benefit plans, with changes in the funded status recognized as a separate component to shareowners' equity. SFAS 158 also requires the Company to measure the funded status of the benefit plans as of the year-end balance sheet date no later than 2008. Effective December 31, 2006, the Company adopted SFAS 158. See Note 9 to the Consolidated Financial Statements.

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for non-management employees and one supplemental, nonqualified, unfunded plan for certain senior executives. The Company also provides health care and group life insurance benefits for eligible retirees. The key assumptions used to account for the plans are disclosed in Note 9 to the Consolidated Financial Statements. The actuarial assumptions attempt to anticipate future events and are used in calculating the expenses and liabilities related to these plans. The most significant of these numerous assumptions, which are reviewed annually, include the discount rate, expected long-term rate of return on plan assets and health care cost trend rates.

Discount rate

A discount rate is selected annually to measure the present value of the benefit obligations. In determining the selection of a discount rate, the Company estimates the timing and amounts of expected future benefit payments and applies a yield curve developed to reflect yields available on high-quality bonds. Based on the analysis, the discount rate was set at 5.75% for all of the plans as of December 31, 2006. The discount rate was set at 5.50% for all of the plans as of December 31, 2005. At December 31, 2004, the discount rates were set at 5.50% and 5.75% for the pension plans and postretirement plans, respectively.

Expected rate of return

The expected long-term rate of return on plan assets, developed using the building block approach, is based on the following: the participant's benefit horizons; the mix of investments held directly by the plans, which is generally 60% equities and 40% bonds; and the current view of expected future returns, which is influenced by historical averages. The required use of an expected versus actual long-term rate of return on plan assets may result in recognized pension expense or income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns. To the extent the Company changed its estimate of the expected long-term rate of return on plan assets, there would be an impact on pension expense or income and the associated net liability or asset. The Company uses an assumed long-term rate of return of 8.25% for the Company's pension and postretirement trusts. Actual asset returns for the pension trusts, which represent almost 90% of invested assets, were approximately 13% in 2006 and 7% in 2005.

In its pension calculations, the Company utilizes the market-related value of plan assets, which is a calculated asset value that recognizes changes in asset fair values in a systematic and rational manner. Differences between actual and expected returns are recognized in the market-related value of plan assets over five years.

Health care cost trend

The Company's health care cost trend rate is developed on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 2006 was 10.0% and is assumed to decrease gradually to 4.5% by the year 2013.

The actuarial assumptions used may differ materially from actual results due to the changing market and economic conditions and other changes. Revisions to and variations from these estimates would impact assets, liabilities, costs of services and products and selling, general and administrative expenses.

The following table represents the sensitivity of changes in certain assumptions related to the Company's pension and postretirement plans:

		Pension Benefits		Postretirement and Other Benefits	
(dollars in millions)	**% Point Change**	**Increase/ (Decrease) in Obligation**	**Increase/ (Decrease) on Expense**	**Increase/ (Decrease) in Obligation**	**Increase/ (Decrease) on Expense**
Discount rate	+/- 0.5%	$(24.2) / 21.7	$(0.3) / 0.0	$20.2 / (19.2)	$0.9 / (0.9)
Expected return on assets	+/- 0.5%	n/a	$2.1 / (2.1)	n/a	$0.3 /(0.3)
Health care cost trend rate	+/- 1%	n/a	n/a	$34.6 / (29.1)	$2.9 /(2.3)

The assumption for cost sharing with retirees is also important to determining the postretirement and other benefits expense. The Company's collectively bargained-for labor contracts have historically had limits on the Company-funded portion of retiree medical costs (referred to as "caps"). However, the Company had waived the premiums in excess of the caps for bargained-for retirees who retired during the contract period. Similar benefits have been provided to non-bargained retirees. Prior to December 31, 2004, the Company's actuarial calculation of retiree medical costs included the assumption that the caps were in place in accordance with the terms of the collectively bargained-for agreement.

Effective December 31, 2004, based on its past practice of waiving the retiree medical cost caps, the Company began accounting for its retiree medical benefit obligation as if there were no caps. The accounting using this assumption remained in effect through May 2005.

In May 2005, the Company reached an agreement with the union for bargained-for employees as to the terms of a new labor contract. Employees retiring under the new agreement are provided Company-sponsored healthcare through the use of individual Health Reimbursement Accounts ("HRAs"), which provides for Company contributions of a fixed amount per retiree that the retiree can use to purchase their healthcare from among the various plans offered. The Company agreed to increase the HRA amount annually over the life of the labor agreement. The retiree pays for healthcare premiums and other costs in excess of the HRA amount. Contrary to past practice, no agreement was made to waive the implementation of this cost-sharing feature. Based on this new agreement, effective June 1, 2005, the Company modified its assumptions for the actuarial calculation of retiree medical costs, including assumptions regarding cost sharing by retirees. Postretirement medical and other expenses were $35.3 million, $35.9 million, and $21.5 million for the years ended December 31, 2006, 2005, and 2004, respectively. The assumption change for cost sharing with retirees was the primary cause for the $14.4 million increase in postretirement and other benefits expense in 2005 compared to 2004.

At December 31, 2006, the Company had unrecognized net losses of $74.7 million for the pension plans and $79.8 million for the postretirement and other benefit plans. The unrecognized net losses have been primarily generated by changes in previous years related to discount rates, asset return differences and actual health care costs. Because gains and losses reflect refinements in estimates as well as real changes in economic values and because some gains in one period may be offset by losses in another or vice versa, the Company is not required to recognize these gains and losses in the period that they occur. Instead, if the gains and losses exceed a 10% corridor defined in the accounting literature, the Company amortizes the excess over the average remaining service period of active employees expected to receive benefits under the plan.

Regulatory Matters and Competitive Trends

Federal — The Telecommunications Act of 1996 was enacted with the goal of establishing a pro-competitive, deregulatory framework to promote competition and investment in advanced telecommunications facilities and services to all Americans. Since 1996, federal regulators have considered a multitude of proceedings ostensibly aimed at fulfilling the goals of the Act and this process is continuing through numerous proceedings currently before the FCC and the federal courts. Although the Act called for a deregulatory framework, the FCC's approach has been to maintain significant regulatory restraints on the traditional incumbent local exchange carriers while opening up opportunities for new competitive entrants and services with minimal regulation such as cable modem broadband providers and VoIP providers. While Cincinnati Bell has expanded beyond its incumbent local exchange operations by offering wireless, long distance, broadband service, Internet access and out-of-territory competitive local exchange services, the majority of its revenue is still derived from its traditional local exchange services. The financial impact of the various federal proceedings will depend on many factors including the extent of competition in our market and the timing and outcome of the FCC's decisions and any appeals from those decisions.

Intercarrier Compensation

Current rules specify different means of compensating carriers for the use of their networks depending on the type of traffic and technology used by the carriers. The FCC has opened a proceeding to consider various plans that have been proposed for revising the disparate intercarrier compensation system into a unified regime that treats all traffic in a uniform manner. The outcome of this proceeding could have significant impacts on all carriers and will probably be phased-in over a five to ten year period. This proceeding impacts the switched access and end-user components of CBT's revenue.

Reciprocal Compensation

Although the topic of reciprocal compensation will ultimately be addressed within the broader intercarrier compensation proceeding mentioned above, the FCC adopted an order which in the short-term directly impacted the rules for the termination of ISP-bound dial-up traffic. The previous rules capped the total number of minutes that could be compensated ("growth cap") and limited compensation to markets in which the carriers previously exchanged traffic ("new markets rule"). The FCC's new order eliminated the growth cap and the new markets rule. This decision could increase the amount that CBT must pay to CLECs with which it exchanges such traffic. However, several carriers have sought reconsideration of the decision by the FCC and other carriers have filed appeals with the federal court.

VoIP

During 2004 the FCC declared that VoIP services are interstate services and purported to preempt state regulation. In addition, the FCC has considered several petitions asking it to rule on whether and under what circumstances voice services utilizing Internet Protocol (IP) are subject to access charges. It has ruled that peer-to-peer Internet voice services that do not use the public switched telephone network ("PSTN") are not subject to access charges. Separately, it has ruled that services that originate and terminate on the PSTN but employ IP in the middle are subject to access charges. The FCC is still considering other VoIP petitions, including one that seeks to exempt from access charges calls that originate using VoIP, but terminate on the PSTN. In addition, the FCC is considering a broader rulemaking proceeding to determine the regulatory status of IP-enabled services generally.

Special Access

In early 2005 the FCC opened a proceeding to review the current special access pricing rules. Under the existing rules, CBT's special access services are subject to price cap regulation with no earnings cap. The new proceeding is examining the entire special access pricing structure, including whether or not to reinstate an earnings cap.

Universal Service

The federal Universal Service Fund is currently funded via an assessment on all telecommunications carriers' interstate end-user revenue. The FCC is currently considering alternatives to this method of funding. Some of the alternatives being considered include expanding the base to include intrastate revenue or switching to an assessment based on connections and telephone numbers. Any such alteration could result in a change in the manner in which carriers recover their contributions from end users.

Unbundled Network Elements

In early 2005, the FCC rewrote its unbundled network element rules in response to the federal court's remand of the previous rules. The latest rules have no significant impact on CBT. However, the elimination of unbundled circuit switching, and thus the UNE platform ("UNE-P"), required CBET to migrate its UNE-P lines to alternative arrangements by March 11, 2006 and/or to negotiate with the underlying ILEC for continued provision of UNE-P, which CBET did pursuant to a commercial agreement. This is not expected to have a significant adverse impact on CBET since CBET had already planned to migrate the majority of its customers to its own switching facilities.

Broadband Internet Access

In an order adopted in the third quarter of 2005, the FCC provided wireline carriers the option of offering broadband Internet access as a non-regulated information service (comparable treatment to cable modem Internet access) or as a regulated telecommunications service. Each option has associated costs and benefits that must be weighed in light of a carrier's current mix of existing services and new services the carrier may be contemplating offering in the future.

FCC Inquiry Regarding Safeguards to Protect Customer Proprietary Network Information ("CPNI")

By letter dated March 10, 2006, the Enforcement Bureau of the FCC directed the Company to provide information and documents necessary for the Bureau to determine whether the Company has implemented adequate safeguards and/or taken appropriate security measures pursuant to section 222 of the Communications Act of 1934, as amended, to protect customer proprietary network information ("CPNI"). The Company timely submitted its response. On October 25, 2006, the FCC issued a follow up letter asking for additional information. The Company responded to the FCC's subsequent letter on November 21, 2006.

State — Because CBT generates the majority of its revenue from the operation of its public switched telephone network, its financial results follow no particular seasonal pattern. CBT does derive a significant portion of its revenue from pricing plans that are subject to regulatory overview and approval. In both Ohio and Kentucky, CBT operates under alternative regulation plans in which CBT cannot increase the price of basic local services and is subject to restrictions on its ability to increase the price of other related services. In return, CBT is not subject to an earnings cap or recapture in Ohio, as it would if regulated under a traditional regulatory plan based upon a targeted rate of return. CBT has operated under alternative regulation plans since 1994 during which price increases and enhanced flexibility for a limited number of services have partially offset the effect of fixed pricing for basic local service and reduced pricing for other, primarily wholesale services.

In June 2004, CBT adopted a new alternative regulation plan in Ohio, which, although similar to its previous plan, gives CBT the option to remain in the alternative regulation plan indefinitely. Also, CBT's new plan requires the Local segment to operate as a CLEC in service areas outside of CBT's traditional ILEC franchise area. For approximately the past six years, CBT has offered local services, primarily on its own facilities-based network, to Ohio communities contiguous to its ILEC territory. In Dayton, the Local segment has provided its voice services offering using the port-loop-transport combination (UNE-P) as well as the UNE-L regulatory format. On February 4, 2005, the FCC released its unbundled network elements order on remand which will effectively abolish UNE-P as a regulated service and has left each carrier to negotiate new pricing arrangements under commercial agreements. The Local segment has entered into such an agreement; however, it does not expect the profitability of its Dayton local operations to change substantially because the segment had planned to migrate the provisioning of service to UNE-L, which is a more economic service delivery model as the segment has gained customers.

Statutory changes enacted by the Ohio General Assembly in August 2005 give the Public Utilities Commission of Ohio (the "PUCO") the authority to provide ILECs with pricing flexibility for basic local rates upon a showing that consumers have sufficient competitive alternatives (House Bill 218). In May 2006, the PUCO adopted rules in accordance with the new law to establish more detailed requirements for Ohio ILECs to apply for this additional pricing flexibility. On August 7, 2006, the Company applied for authority to increase its rates for basic local exchange service in certain of its exchanges. In November 2006, the PUCO granted the Company's application. In January 2007, the PUCO denied a request, by the Ohio Consumer Counsel, for a re-hearing.

Recently Issued Accounting Standards

Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," ("SAB 108") which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a "rollover" method, which analyzes the impact of the misstatement on the financial statements based on the amount of the error originating in the income statement being analyzed, and the "iron curtain" method, which analyzes the impact of the misstatement on the financial statements based on the cumulative effect of the error on the income statement being analyzed. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB 108 in 2006.

As of December 31, 2006, the Company has recorded a net adjustment of $9.0 million to opening retained earnings comprised of $14.2 million in operating tax liabilities, net of expected refunds, offset by the income tax effects of $5.2 million. The Company has determined that its past filing positions should have resulted in an accrual of a contingent liability in prior years. Historically, the Company has evaluated uncorrected differences utilizing the rollover approach. The Company believes the impact of not recording the operating taxes was not material to prior fiscal years under the rollover method. However, under SAB 108, adopted in 2006, the Company must assess materiality using both the rollover method and the iron-curtain method, which resulted in the $9.0 million adjustment to opening retained earnings.

The expense from the cumulative error arose from the following periods:

(dollars in millions)	2005	2004	Prior to 2004
Expense adjustment before income taxes	$5.3	$3.1	$5.8
Expense adjustment after income taxes	$3.3	$2.0	$3.7

The after-tax amounts for 2006 associated with the first three quarters of the year were $0.9 million in the first quarter, $0.9 million in the second quarter, and $0.6 million in the third quarter, and have been determined to be immaterial to those quarters. Accordingly, the entire impact for 2006 has been recorded in the fourth quarter.

The Company believes it has meritorious defenses related to the payment of these operating taxes and intends to defend its position in order to limit the ultimate payment of the fees.

Other Recently Issued Accounting Standards

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140." The objective of the Statement is to simplify accounting for certain hybrid financial instruments, eliminate interim guidance in Statement 133 Implementation Issue No. D1 "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. This Statement is effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). This guidance requires that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or net basis, based on the entity's accounting policy. This policy should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies." In addition, any such taxes that are reported on a gross basis, if material, should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold as "more-likely-than-not" that a tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for income taxes in interim periods, financial statement disclosure and transition rules. Under this Interpretation, a Company determines whether it is more likely than not that a tax position will be sustained upon examination by respective taxing authorities, including resolution of any litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is more likely than not realized. The Company will be required to adopt the provisions of FIN 48 related to all of the Company's tax positions in the fiscal year beginning January 1, 2007. The cumulative effect of applying the provisions of the Interpretation will be reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of FIN 48.

In September 2006, FASB ratified Emerging Issues Task Force Issue No. 06-1, "Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider" ("EITF 06-1"). This guidance requires the application of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer"("EITF 01-9"), when consideration is given to a reseller or manufacturer for benefit to the service provider's end customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-1 is effective for the first fiscal year that begins after June 15, 2007. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The objective of the Statement is to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. SFAS 157 will be effective for interim and annual reporting periods beginning after November 15, 2007. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 will be effective for the first fiscal year that begins after November 15, 2007. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

This Form 10-K contains "forward-looking" statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on Cincinnati Bell Inc.'s current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. These include any statements regarding:

- future revenue, operating income, profit percentages, income tax refunds, realization of deferred tax assets, earnings per share or other results of operations;
- the continuation of historical trends;
- the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs;
- the effect of legal and regulatory developments; and
- the economy in general or the future of the communications services industries.

Actual results may differ materially from those expressed or implied in forward-looking statements. The following important factors could cause or contribute to actual results being materially different from those described or implied by such forward-looking statements include, but are not limited to:

- changing market conditions and growth rates within the telecommunications industry or generally within the overall economy;
- world and national events that may affect the Company's ability to provide services or the market for telecommunication services;
- changes in competition in markets in which the Company operates;
- pressures on the pricing of the Company's products and services;
- advances in telecommunications technology;
- the ability to generate sufficient cash flow to fund the Company's business plan and maintain its networks;
- the ability to refinance the Company's indebtedness when required on commercially reasonable terms;
- changes in the telecommunications regulatory environment;
- changes in the demand for the services and products of the Company;
- the demand for particular products and services within the overall mix of products sold, as the Company's products and services have varying profit margins;
- the Company's ability to introduce new service and product offerings in a timely and cost effective basis;
- work stoppages caused by labor disputes;
- restrictions imposed under various credit facilities and debt instruments;
- the Company's ability to attract and retain highly qualified employees; and
- the Company's ability to access capital markets and the successful execution of restructuring initiatives.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk Management — The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings, cash flows, and the fair market value of certain assets and liabilities, while maintaining low overall borrowing costs.

Because the Company is exposed to the impact of interest rate fluctuations, primarily in the form of variable rate borrowings from its credit facility and changes in current rates compared to that of its fixed rate debt, the Company sometimes employs derivative financial instruments to manage its exposure to these fluctuations and its total interest expense over time. The Company does not hold or issue derivative financial instruments for trading purposes or enter into transactions for speculative purposes.

Interest rate swap agreements, a particular type of derivative financial instrument, involve the exchange of fixed and variable rate interest payments between the Company and its counterparties in the transactions and do not represent an actual exchange of the notional amounts between the parties. Because the notional amounts are not exchanged, the notional amounts of these agreements are not indicative of the Company's exposure resulting from these derivatives. The amounts to be exchanged between the parties are primarily the net result of the fixed and variable rate percentages to be charged on the swap's notional amount.

In June 2004, the Company entered into a series of fixed-to-variable interest rate swaps with total notional amounts of $100 million that qualify for fair value hedge accounting. In February and March 2005, in conjunction with the Company's 2005 refinancing plan, an additional $350 million in fixed-to-variable interest rate swaps were executed which were also designated as fair value hedges. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The Company's interest rate swaps at December 31, 2006 and 2005 are recorded at their fair value, and the carrying values of the underlying liabilities hedged (the 7% Notes and 8 3/8% Notes) are adjusted by the same corresponding value in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The fair value of the interest rate swap contracts was a liability of $13.5 million and $10.2 million at December 31, 2006 and 2005, respectively. A hypothetical 10% change in market interest rates at December 31, 2006 and 2005 would change the fair value of the interest rate swap contracts by approximately $13 million and $12 million, respectively.

The following table sets forth the face amounts, maturity dates and average interest rates for the fixed and variable-rate debt, excluding capital leases, net unamortized premiums and the fair value of the interest rate swaps, held by the Company at December 31, 2006:

(dollars in millions)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Fixed-rate debt:	$0.8	—	—	—	—	$1,666.9	$1,667.7	$1,708.6
Average interest rate on fixed-rate debt	6.3%	—	—	—	—	7.6%	7.6%	—
Variable-rate debt:	$4.0	$4.0	$4.0	$4.0	$97.0	$ 282.0	$ 395.0	$ 395.0
Average interest rate on variable-rate debt (1)	6.9%	6.9%	6.9%	6.9%	6.9%	6.9%	6.9%	—

(1) Based on Libor rate in effect at December 31, 2006.

At December 31, 2005, the carrying value and fair value of fixed-rate debt was $1,670.6 million and $1,655.1 million, respectively, and the carrying value and fair value of variable-rate debt was $401.1 million and $404.1 million, respectively. Including the impact of the interest rate swap agreements, approximately 60% of the Company's indebtedness was based on fixed interest rates at December 31, 2006 and 2005, respectively.

Item 8. Financial Statements and Supplementary Schedules

Index to Consolidated Financial Statements

Financial statement schedules other than those listed above have been omitted because the required information is contained in the financial statements and notes thereto, or because such schedules are not required or applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cincinnati Bell Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on this assessment, management has concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report is included on page 54.

March 1, 2007

/s/ John F. Cassidy
John F. Cassidy
President and Chief Executive Officer

/s/ Brian A. Ross
Brian A. Ross
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Cincinnati Bell Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cincinnati Bell Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2006 of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the Company's adoption of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, elected application effective January 1, 2006, FASB Statement No. 123(R) (revised 2004), *Share Based Payment*, effective January 1, 2006, and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, effective December 31, 2006.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Cincinnati Bell Inc.

In our opinion, the accompanying consolidated statements of operations, shareowners' equity (deficit) and comprehensive income (loss) and cash flows for the year ended December 31, 2004, present fairly, in all material respects, the shareowners' deficit of Cincinnati Bell Inc. and its subsidiaries at December 31, 2004, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Index at Item 15 presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 2004. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
March 14, 2005, except for Note 18, which is as of July 5, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Cincinnati Bell Inc.

We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareowners' equity (deficit) and comprehensive income (loss) and cash flows for the years then ended. Our audits also included the financial statement schedules (Schedule II) as of and for the years ended December 31, 2006 and 2005. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Bell Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein as of and for the years ended December 31, 2006 and 2005.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, Cincinnati Bell Inc. elected application of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* and FASB Statement No. 123(R) (revised 2004), *Share Based Payment*. As discussed in Note 9 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
March 1, 2007

Cincinnati Bell Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions of Dollars, Except Per Share Amounts)

	Year Ended December 31, 2006	2005	2004
Revenue			
Services	$1,100.2	$1,076.9	$1,108.4
Products	169.9	132.7	98.7
Total revenue	1,270.1	1,209.6	1,207.1
Costs and expenses			
Cost of services	384.8	363.5	361.5
Cost of products sold	183.5	148.8	119.9
Selling, general and administrative	244.2	221.0	227.6
Depreciation	138.6	174.7	178.6
Amortization	4.4	—	9.1
Shareholder claim settlement	6.3	—	—
Restructuring charges	3.4	1.1	11.6
Asset impairments and other charges	—	41.7	3.2
Gain on sale of broadband assets	(7.6)	—	(3.7)
Total operating costs and expenses	957.6	950.8	907.8
Operating income	312.5	258.8	299.3
Minority interest income	(0.5)	(11.0)	(0.5)
Interest expense	162.1	184.4	203.3
Loss on extinguishment of debt	0.1	99.8	—
Other income, net	(3.8)	(4.2)	(3.8)
Income (loss) before income taxes	154.6	(10.2)	100.3
Income tax expense	68.3	54.3	36.1
Net income (loss)	86.3	(64.5)	64.2
Preferred stock dividends	10.4	10.4	10.4
Net income (loss) applicable to common shareowners	$ 75.9	$ (74.9)	$ 53.8
Basic earnings (loss) per common share	$ 0.31	$ (0.30)	$ 0.22
Diluted earnings (loss) per common share	$ 0.30	$ (0.30)	$ 0.21
Weighted average common shares outstanding (millions)			
Basic	246.8	245.9	245.1
Diluted	253.3	245.9	250.5

The accompanying notes are an integral part of the consolidated financial statements.

Form 10-K

Cincinnati Bell Inc.

CONSOLIDATED BALANCE SHEETS
(Millions of Dollars, Except Share Amounts)

	As of December 31,	
	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 79.4	$ 25.7
Receivables, less allowances of $15.2 and $14.3	161.9	160.9
Materials and supplies	24.9	19.8
Deferred income tax benefits, net	63.3	71.0
Prepaid expenses and other current assets	17.9	16.1
Total current assets	347.4	293.5
Property, plant and equipment, net	818.8	800.4
Goodwill	53.3	40.9
Intangible assets, net	112.9	61.3
Deferred income tax benefits, net	631.4	609.6
Other noncurrent assets	50.0	57.6
Total assets	$ 2,013.8	$ 1,863.3
Liabilities and Shareowners' Deficit		
Current liabilities		
Current portion of long-term debt	$ 7.3	$ 11.3
Accounts payable	74.1	69.8
Current portion of unearned revenue and customer deposits	42.9	39.7
Accrued taxes	52.8	30.2
Accrued interest	52.1	50.8
Accrued payroll and benefits	43.8	33.6
Other current liabilities	45.9	42.1
Total current liabilities	318.9	277.5
Long-term debt, less current portion	2,065.9	2,073.4
Accrued pension and postretirement benefits	359.6	160.3
Other noncurrent liabilities	61.0	61.6
Total liabilities	2,805.4	2,572.8
Minority interest	—	28.2
Commitments and contingencies		
Shareowners' deficit		
Preferred Stock, 2,357,299 shares authorized; 155,250 (3,105,000 depositary shares) of 6¾% Cumulative Convertible Preferred Stock issued and outstanding at December 31, 2006 and 2005; liquidation preference $1,000 per share ($50 per depositary share)	129.4	129.4
Common shares, $.01 par value; 480,000,000 shares authorized; 255,669,983 and 255,049,733 shares issued; 247,471,538 and 247,163,452 outstanding at December 31, 2006 and 2005	2.6	2.6
Additional paid-in capital	2,924.9	2,929.9
Accumulated deficit	(3,527.2)	(3,604.5)
Accumulated other comprehensive loss	(174.5)	(49.6)
Common shares in treasury, at cost: 8,198,445 and 7,886,281 shares at December 31, 2006 and 2005	(146.8)	(145.5)
Total shareowners' deficit	(791.6)	(737.7)
Total liabilities and shareowners' deficit	$ 2,013.8	$ 1,863.3

The accompanying notes are an integral part of the consolidated financial statements.

Cincinnati Bell Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of Dollars)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities			
Net income (loss)	$ 86.3	$ (64.5)	$ 64.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	138.6	174.7	178.6
Amortization	4.4	—	9.1
Gain on sale of broadband assets	(7.6)	—	(3.7)
Asset impairments and other charges	—	41.7	3.2
Loss on extinguishment of debt	0.1	99.8	—
Provision for loss on receivables	14.0	14.3	16.0
Noncash interest expense	4.9	22.4	35.2
Minority interest income	(0.5)	(11.0)	(0.5)
Deferred income tax expense, including valuation allowance change	62.4	52.5	32.8
Other, net	(2.1)	(0.1)	0.2
Changes in operating assets and liabilities			
Increase in receivables	(15.0)	(33.5)	(20.7)
(Increase) decrease in prepaid expenses and other current assets	(6.2)	(2.1)	3.9
Increase (decrease) in accounts payable	4.1	10.9	(0.8)
Increase (decrease) in accrued and other current liabilities	23.3	(13.4)	(10.9)
Increase in accrued pension and postretirement benefits	28.1	32.3	12.4
Increase in other assets and liabilities, net	(0.1)	(1.7)	(18.3)
Net cash provided by operating activities	334.7	322.3	300.7
Cash flows from investing activities			
Capital expenditures	(151.3)	(143.0)	(133.9)
Acquisitions of business and remaining minority interest in CBW	(86.7)	—	—
Wireless license purchase	(37.1)	—	—
Proceeds from sale of out-of-territory operating assets	—	—	3.3
Proceeds from sale of investment	5.7	—	—
Proceeds from sale of broadband assets	4.7	—	—
Other, net	4.7	0.3	6.3
Net cash used in investing activities	(260.0)	(142.7)	(124.3)
Cash flows from financing activities			
Issuance of long-term debt	—	752.1	—
Repayment of debt	(13.3)	(903.3)	(171.8)
Debt issuance costs and consent fees	—	(21.9)	—
Issuance of common shares — exercise of stock options	1.9	2.5	2.4
Preferred stock dividends	(10.4)	(10.4)	(10.4)
Other	0.8	2.2	2.3
Net cash used in financing activities	(21.0)	(178.8)	(177.5)
Net increase (decrease) in cash and cash equivalents	53.7	0.8	(1.1)
Cash and cash equivalents at beginning of year	25.7	24.9	26.0
Cash and cash equivalents at end of year	$ 79.4	$ 25.7	$ 24.9

The accompanying notes are an integral part of the consolidated financial statements.

Cincinnati Bell Inc.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in Millions)

	6¾% Cumulative Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Shares		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at December 31, 2003	3.1	$129.4	252.3	$2.5	$2,940.7	$(3,604.2)	$ (2.3)	(7.9)	$(145.5)	$(679.4)
Net income	—	—	—	—	—	64.2	—	—	—	64.2
Additional minimum pension liability adjustment, net of taxes of $2.2	—	—	—	—	—	—	(3.2)	—	—	(3.2)
Comprehensive income										61.0
Shares issued under employee plans	—	—	0.9	—	3.6	—	—	—	0.1	3.7
Restricted stock grant and amortization	—	—	0.1	—	0.6	—	—	—	—	0.6
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Balance at December 31, 2004	3.1	129.4	253.3	2.5	2,934.5	(3,540.0)	(5.5)	(7.9)	(145.4)	(624.5)
Net loss	—	—	—	—	—	(64.5)	—	—	—	(64.5)
Additional minimum pension liability adjustment, net of taxes of $24.6	—	—	—	—	—	—	(44.1)	—	—	(44.1)
Comprehensive loss										(108.6)
Shares issued under employee plans and other	—	—	0.9	0.1	4.0	—	—	—	(0.1)	4.0
Restricted stock grant and amortization	—	—	0.8	—	1.8	—	—	—	—	1.8
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Balance at December 31, 2005	3.1	129.4	255.0	2.6	2,929.9	(3,604.5)	(49.6)	(7.9)	(145.5)	(737.7)
Adjustment to opening accumulated deficit, net of taxes of $5.2	—	—	—	—	—	(9.0)	—	—	—	(9.0)
Net income	—	—	—	—	—	86.3	—	—	—	86.3
Additional minimum pension liability adjustment, net of taxes of $(1.4)	—	—	—	—	—	—	2.2	—	—	2.2
Comprehensive income										88.5
Shares issued/(purchased) under employee plans and other	—	—	0.5	—	2.6	—	—	(0.3)	(1.3)	1.3
Restricted stock grant and amortization	—	—	0.2	—	2.0	—	—	—	—	2.0
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Adjustment to initially apply SFAS No. 158, net of taxes of $73.3	—	—	—	—	—	—	(127.1)			(127.1)
Other	—	—	—	—	0.8	—	—	—	—	0.8
Balance at December 31, 2006	3.1	$129.4	255.7	$2.6	$2,924.9	$(3,527.2)	$(174.5)	(8.2)	$(146.8)	$(791.6)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business — Cincinnati Bell Inc. (the "Company") provides diversified telecommunications services through businesses in five segments: Local, Wireless, Technology Solutions (formerly referred to as Hardware and Managed Services), Other and Broadband. In 2003, the Company sold substantially all of the assets of the broadband business, which is reported in the Broadband segment.

The Company generates substantially all of its revenue by serving customers in the Greater Cincinnati and Dayton, Ohio areas. An economic downturn or natural disaster occurring in this limited operating territory could have a disproportionate effect on the Company's business, financial condition, results of operations and cash flows compared to similar companies of a national scope and similar companies operating in different geographic areas.

Additionally, the Company is subject to concentration risk with respect to its workforce, in that approximately 50% are party to collective bargaining agreements. A dispute or failed renegotiation of the collective bargaining agreements could have a material adverse effect on the business.

Basis of Presentation — The consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year classifications.

Basis of Consolidation — The consolidated financial statements include the consolidated accounts of Cincinnati Bell Inc. and its majority-owned subsidiaries over which it exercises control. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates — Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivables — Accounts receivables consist principally of trade receivables from customers and are generally unsecured and due within 30 days. Unbilled receivables arise from services rendered but not yet billed. As of December 31, 2006 and 2005, unbilled receivables totaled $25.3 million and $23.1 million, respectively. Expected credit losses related to trade receivables are recorded as an allowance for uncollectible accounts in the Consolidated Balance Sheets. The Company establishes the allowances for uncollectible accounts using percentages of aged accounts receivable balances to reflect the historical average of credit losses as well as specific provisions for certain identifiable, potentially uncollectible balances. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for uncollectible accounts.

Materials and Supplies — Materials and supplies consist of wireless handsets, wireline network components, various finished goods to be sold to customers, telephony inventory including maintenance inventory and inventory in transit, and other materials and supplies, which are carried at the lower of average cost or market.

Property, Plant and Equipment — Property, plant and equipment is stated at original cost and presented net of accumulated depreciation and impairment charges. The majority of the Local segment plant and equipment is depreciated using the group method, which develops a depreciation rate (annually) based on the average useful life of a specific group of assets rather than for each individual asset as would be utilized under the unit method. The estimated life of the group changes as the composition of the group of assets and their related lives change. Provision for depreciation of other property, other than leasehold improvements, is based on the straight-line method over the estimated economic useful life. Depreciation of leasehold improvements is based on a straight-line method over the lesser of the economic useful life or term of the lease, including option renewal periods if renewal of the lease is reasonably assured.

Additions and improvements, including interest and certain labor costs incurred during a construction period, are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period of new network assets in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost." Capitalized interest for 2006, 2005, and 2004 was $1.0 million, $0.6 million, and $0.6 million, respectively.

The Company records the fair value of a legal liability for an asset retirement obligation in the period it is incurred. The removal cost is initially capitalized and depreciated over the remaining life of the underlying asset. The associated liability is accreted to its present value each period. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as income or loss on disposition.

Goodwill and Indefinite-Lived Intangible Assets — Goodwill represents the excess of the purchase price consideration over the fair value of assets acquired recorded in connection with purchase business combinations. Indefinite-lived intangible assets consist of Federal Communications Commission ("FCC") licenses for wireless spectrum and trademarks of the Wireless segment. The Company may renew the wireless licenses in a routine manner every ten years for a nominal fee, provided the Company continues to meet the service and geographic coverage provisions required by the FCC.

Goodwill and intangible assets not subject to amortization are tested for impairment annually, or when events or changes in circumstances indicate that the asset might be impaired. The impairment test for goodwill involves comparing the estimated fair value of the reporting unit based on discounted future cash flows to the unit's carrying value. The impairment test for indefinite-lived intangibles consists of comparing the estimated fair value of the intangible asset to its carrying value. For 2006 and 2005, the carrying values were lower than the estimated fair values, and no impairment charges were recorded. In 2004, the Company recorded an impairment charge of $2.4 million in the Consolidated Statements of Operations.

Long-Lived Assets, Other than Goodwill and Indefinite-Lived Intangibles — The Company reviews the carrying value of long-lived assets, other than goodwill and indefinite-lived assets discussed above, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the estimated future undiscounted cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition are less than the carrying amount. An impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

The Company retired certain Time Division Multiple Access ("TDMA") network assets resulting in a charge of $23.7 million in the first quarter of 2005. Remaining TDMA assets were determined to be impaired in the fourth quarter of 2005, resulting in a charge of $18.6 million. These charges were included in "Asset impairments and other charges" in the Consolidated Statements of Operations. The Company calculated the fair value of the assets based on the appraised amount at which the assets could be sold in a current transaction between willing parties.

Investments — The Company has certain investments that do not have readily determinable fair market values. Investments over which the Company exercises significant influence are recorded under the equity method. The carrying value of equity method investments totaled $0.6 million at December 31, 2006 and $0 at December 31, 2005. Investments in which the Company owns less than 20% and cannot exercise significant influence over the investee operations are recorded at cost. The carrying value of these investments was approximately $1.8 million and $4.6 million as of December 31, 2006 and 2005, respectively. Investments are reviewed annually for impairment. If the carrying value of the investment exceeds its estimated fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference. The Company estimates fair value using external information and discounted cash flow analyses. During 2006, the Company sold a cost investment and recorded a gain of $3.2 million. Also in 2004, the Company received a return on capital on an investment and recorded a gain of $3.2 million. These gains are reflected in the Consolidated Statements of Operations under the heading "Other income, net."

Revenue Recognition — The Company recognizes revenue as services are provided. Local and special access fees, which are billed monthly, and prepaid wireless receipts are collected in advance, but the revenue is not recognized until the service is provided. Postpaid wireless, long distance, switched access, data center management services, reciprocal compensation, and data and Internet product services are billed monthly in arrears. The Company bills service revenue in regular monthly cycles, which are spread throughout the days of the month. As the day of each billing cycle rarely coincides with the end of the Company's reporting period for usage-based services such as postpaid wireless, long distance, and switched access, the Company must estimate service revenues earned but not yet billed. The Company bases its estimates upon historical usage and adjusts these estimates during the period in which the Company can determine actual usage, typically in the following reporting period.

Advanced billings for customer wireline phone service connection and activation are deferred and amortized into revenue on a straight-line basis over the average customer life. The associated connection and activation costs, to the extent of the upfront fees, are also deferred and amortized on a straight-line basis over the average customer life. For wireless activation revenue, since activation costs exceed activation revenues, both the activation revenue and associated costs are recorded upon the sale of the wireless handset.

With respect to arrangements with multiple deliverables, the Company follows the guidance in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," to determine whether more than one unit of accounting exists in an arrangement. To the extent that the deliverables are separable into multiple units of accounting, total consideration is allocated to the individual units of accounting based on their relative fair value, determined by the price of each deliverable when it is regularly sold on a stand-alone basis. Revenue is recognized for each unit of accounting as delivered or as service is performed depending on the nature of the deliverable comprising the unit of accounting.

The Company recognizes equipment revenue generally upon the performance of contractual obligations, such as shipment, delivery, installation or customer acceptance. The Company is a distributor of IT and telephony equipment and considers the criteria of EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," when recording revenue, such as title transfer, risk of product loss, and collection risk. Based on this guidance, these equipment revenues and associated costs have generally been recorded on a gross basis, rather than recording the revenues net of the associated costs.

Pricing of local services is generally subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Various regulatory rulings and interpretations could result in adjustments to revenue in future periods. The Company monitors these proceedings closely and adjusts revenue accordingly.

Advertising — Costs related to advertising are expensed as incurred and amounted to $26 million, $26 million, and $25 million in 2006, 2005, and 2004, respectively.

Legal Expenses — Legal costs incurred in connection with loss contingencies are expensed as incurred.

Income and Operating Taxes — The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods. Deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment. At December 31, 2006, the Company has $694.7 million of deferred tax assets. The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. The Company's previous tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires. The Company believes adequate provision has been made for all open tax years in accordance with the Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." The ultimate resolution to these issues may differ from the amounts currently estimated, in which case an adjustment would be made to the tax provision in that period. See "Recently Issued Accounting Standards" below for further discussion of FIN 48, which changes the requirements for recognition of tax benefits associated with tax deductions.

The Company incurs certain operating taxes that are reported as expenses in operating income, such as property, sales, use, and gross receipts taxes. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated by the Company. The Company also records expense against operating income for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on the Company's assessment of the probability of payment. Upon resolution of audit, any remaining liability not paid is released and increases operating income.

Stock-Based Compensation — In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. The Company adopted SFAS 123(R) on January 1, 2006 using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards, awards modified, repurchased, or cancelled after January 1, 2006 and any unvested awards at that date. All outstanding stock option awards as of December 31, 2005 were fully vested and had no impact on the Company's results of operations for 2006.

The fair value of stock options is determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and dividends. For all share-based payments, an assumption is also made for an estimated forfeiture rate based on the historical behavior of employees. The forfeiture rate reduces the total fair value of the awards to be recognized as compensation expense. The Company's policy for graded vesting awards is to recognize compensation expense on a straight-line basis over the vesting period. Refer to Note 14 of the Consolidated Financial Statements for further discussion related to stock-based compensation.

The following table illustrates the effect on net income (loss) and basic and diluted earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in 2005 and 2004:

		Year Ended December 31,	
(dollars in millions except per share amounts)		**2005**	**2004**
Net income (loss) as reported		$(64.5)	$64.2
Add: Stock-based compensation expense included in reported net income, net of related tax benefits		1.1	0.2
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax benefits		(7.6)	(8.5)
Pro forma net income (loss)		$(71.0)	$55.9
Basic earnings (loss) per share:	As reported	$(0.30)	$0.22
	Pro forma	(0.33)	0.19
Diluted earnings (loss) per share:	As reported	(0.30)	0.21
	Pro forma	(0.33)	0.18

Derivative Financial Instruments — The Company is exposed to the impact of interest rate fluctuations on its indebtedness. The Company employs derivative financial instruments to manage its balance of fixed rate and variable rate indebtedness. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Interest rate swap agreements, a particular type of derivative financial instrument, involve the exchange of fixed and variable rate interest payments and do not represent an actual exchange of the notional amounts between the parties. The Company has entered into a series of interest rate swaps with total notional amounts of $450 million that qualify as fair value hedges. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The interest rate swaps are recorded at their fair values and the carrying value of the underlying hedged indebtedness is adjusted by the same corresponding value in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Recently Issued Accounting Standards

Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," ("SAB 108") which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a "rollover" method, which analyzes the impact of the misstatement on the financial statements based on the amount of the error originating in the income statement being analyzed, and the "iron curtain" method, which analyzes the impact of the misstatement on the financial statements based on the cumulative effect of the error on the income statement being analyzed. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB 108 in 2006.

As of December 31, 2006, the Company has recorded a net adjustment of $9.0 million to opening retained earnings comprised of $14.2 million in operating tax liabilities, net of expected refunds, offset by the income tax effects of $5.2 million. The Company has determined that its past filing positions should have resulted in an accrual of a contingent liability in prior years. Historically, the Company has evaluated uncorrected differences utilizing the rollover approach. The Company believes the impact of not recording the operating taxes was not material to prior fiscal years under the rollover method. However, under SAB 108, adopted in 2006, the Company must assess materiality using both the rollover method and the iron-curtain method, which resulted in the $9.0 million adjustment to opening retained earnings.

The expense from the cumulative error arose from the following periods:

(dollars in millions)	2005	2004	Prior to 2004
Expense adjustment before income taxes	$5.3	$3.1	$5.8
Expense adjustment after income taxes	$3.3	$2.0	$3.7

The after-tax amounts for 2006 associated with the first three quarters of the year were $0.9 million in the first quarter, $0.9 million in the second quarter, and $0.6 million in the third quarter, and have been determined to be immaterial to those quarters. Accordingly, the entire impact for 2006 has been recorded in the fourth quarter.

The Company believes it has meritorious defenses related to the payment of these operating taxes and intends to defend its position in order to limit the ultimate payment of the fees.

Other Recently Issued Accounting Standards

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140." The objective of the Statement is to simplify accounting for certain hybrid financial instruments, eliminate interim guidance in Statement 133 Implementation Issue No. D1 "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. This Statement is effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). This guidance requires that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or net basis, based on the entity's accounting policy. This policy should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies." In addition, any such taxes that are reported on a gross basis, if material, should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for income taxes by prescribing the minimum recognition threshold as "more-likely-than-not" that a tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for income taxes in interim periods, financial statement disclosure and transition rules. Under this Interpretation, a Company determines whether it is more likely than not that a tax position will be sustained upon examination by respective taxing authorities, including resolution of any litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is more likely than not realized. The Company will be required to adopt the provisions of FIN 48 related to all of the Company's tax positions in the fiscal year beginning January 1, 2007. The cumulative effect of applying the provisions of the Interpretation will be reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of FIN 48.

In September 2006, FASB ratified Emerging Issues Task Force Issue No. 06-1, "Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider" ("EITF 06-1"). This guidance requires the application of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF 01-9"), when consideration is given to a reseller or manufacturer for benefit to the service provider's end customer. EITF

01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-1 is effective for the first fiscal year that begins after June 15, 2007. Implementation of this Statement is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The objective of the Statement is to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. SFAS 157 will be effective for interim and annual reporting periods beginning after November 15, 2007. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 will be effective for the first fiscal year that begins after November 15, 2007. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

2. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if common stock equivalents were exercised, but only to the extent that they are considered dilutive to the Company's diluted EPS. The following table is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	Year Ended December 31,		
(in millions, except per share amounts)	**2006**	**2005**	**2004**
Numerator:			
Net income (loss)	$ 86.3	$(64.5)	$ 64.2
Preferred stock dividends	(10.4)	(10.4)	(10.4)
Numerator for basic and diluted EPS	$ 75.9	$(74.9)	$ 53.8
Denominator:			
Denominator for basic EPS — weighted average common shares outstanding	246.8	245.9	245.1
Warrants	5.1	—	4.9
Stock-based compensation arrangements	1.4	—	0.5
Denominator for diluted EPS	253.3	245.9	250.5
Basic earnings (loss) per common share	$ 0.31	$(0.30)	$ 0.22
Diluted earnings (loss) per common share	$ 0.30	$(0.30)	$ 0.21

For 2006, the diluted EPS denominator properly excludes potential conversions to common stock of 20.4 million stock options, 12.4 million warrants, 0.5 million shares of performance based awards and time-based restricted stock, and the 3.1 million shares of 6¾% cumulative convertible preferred stock (each preferred share convertible into 1.44 common shares), either as a result of the treasury stock method or because these items, on an individual basis, have an anti-dilutive effect.

For 2005, the assumed conversions to common stock of 22.8 million stock options, 17.5 million warrants, 0.2 million shares of time-based restricted stock, and the 3.1 million shares of 6¾% cumulative convertible preferred stock (each preferred share convertible into 1.44 common shares) are excluded from the 2005 diluted EPS computations as these items, on an individual basis, have an anti-dilutive effect on diluted EPS.

3. Restructuring Charges

2006 Restructuring

In September 2006, the Company incurred employee separation expense of $3.0 million related to the outsourcing of certain supply chain functions to improve operating efficiencies. Substantially all of the expense was associated with the Local segment and will be paid by 2008. The current portion of the restructuring reserve of $1.5 million was included in "Other current liabilities" and the long-term portion of $0.4 million was included in "Other noncurrent liabilities" in the Consolidated Balance Sheets at December 31, 2006.

The following table illustrates the activity in this reserve since inception:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2006
Employee separation obligations	$3.0	$(1.1)	$1.9

2005 Restructuring

In late 2005, the Company incurred employee separation expense of $1.6 million related to the outsourcing of its directory assistance services. Substantially all of the expense was associated with the Local segment, and the remaining amounts will be paid in 2007. The restructuring reserve balance of $0.1 million and $1.5 million was included in "Other current liabilities" in the Consolidated Balance Sheets at December 31, 2006 and 2005, respectively.

The following table illustrates the activity in this reserve since inception:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2005	Utilizations	Income	Balance December 31, 2006
Employee separation obligations	$1.6	$(0.1)	$1.5	$(1.2)	$(0.2)	$0.1

2004 Restructuring

In December 2004, the Company initiated a restructuring intended to improve operating efficiencies and reduce operating expenses. The 2004 restructuring charge of $11.2 million was comprised of $10.5 million in special termination benefits and $0.7 million in employee separation benefits. The Local, Wireless and Technology Solutions segments incurred charges of $10.5 million, $0.1 million, and $0.6 million, respectively. The Company paid $0.4 million and $0.3 million of the employee separation benefits in 2005 and 2004, respectively.

The following table illustrates the activity in this reserve since inception:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2004	Utilizations	Balance December 31, 2005
Employee separation obligations	$0.7	$(0.3)	$0.4	$(0.4)	$—

2001 Restructuring

In 2001, the Company adopted a restructuring plan which included initiatives to consolidate data centers, reduce the Company's expense structure, exit the network construction business, eliminate other non-strategic operations and merge the digital subscriber line ("DSL") and certain dial-up Internet operations into the Company's other operations. Impairment charges of $148.1 million and restructuring costs of $84.2 million were recorded in 2001 related to these initiatives. The cumulative restructuring charges incurred through December 31, 2006 for this plan total $94.7 million, composed of $71.9 million related to lease and other contract terminations, $22.4 million for employee separations, and $0.4 million for other exit costs. The Company completed the plan prior to 2003, except for certain lease obligations, which are expected to continue through 2015. Including amounts incurred to date, lease and other contract termination amounts are expected to total approximately $73.2 million.

The following table illustrates the activity in this reserve from December 31, 2003 through December 31, 2006:

Type of costs (dollars in millions)	Balance December 31, 2003	Expense	Utilizations	Balance December 31, 2004
Terminate contractual obligations	$13.8	$0.2	$(3.9)	$10.1

Type of costs (dollars in millions)	Balance December 31, 2004	Income	Utilizations	Balance December 31, 2005	Expense	Utilizations	Balance December 31, 2006
Terminate contractual obligations	$10.1	$(0.5)	$(1.4)	$8.2	$0.6	$(1.6)	$7.2

At December 31, 2006 and 2005, $1.4 million and $1.3 million, respectively, of the restructuring reserve balance was included in "Other current liabilities" in the Consolidated Balance Sheets. At December 31, 2006 and 2005, $5.8 million and $6.9 million, respectively, of the restructuring reserve balance was included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

4. Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

(dollars in millions)	December 31, 2006	December 31, 2005	Depreciable Lives (Years)
Land and rights-of-way	$ 5.7	$ 5.7	20-Indefinite
Buildings and leasehold improvements	220.0	205.7	2-40
Telephone plant	2,148.8	2,071.9	5-50
Computer and telecommunications equipment	56.8	79.3	2-20
Furniture, fixtures, vehicles, and other	130.2	121.8	5-20
Construction in process	25.0	24.7	n/a
Gross value	2,586.5	2,509.1	
Accumulated depreciation	(1,767.7)	(1,708.7)	
	$ 818.8	$ 800.4	

Gross property, plant and equipment includes $32.3 million and $30.7 million of assets accounted for as capital leases in 2006 and 2005, respectively. These assets are included in the captions "Building and leasehold improvements," "Computer and telecommunications equipment," and "Furniture, fixtures, vehicles, and other." Amortization of capital leases is included in "Depreciation" in the Consolidated Statements of Operations. Approximately 83% in 2006 and 90% in both 2005 and 2004 of "Depreciation," as presented in the Consolidated Statements of Operations, was associated with the cost of providing services and products.

During the fourth quarter of 2003, the Company shortened the estimated remaining economic useful life of its legacy TDMA wireless network to December 31, 2006 due to the expected migration of its TDMA customer base to its Global System for Mobile Communications ("GSM") network.

As part of the process of redeploying spectrum from the Company's legacy TDMA wireless network to its GSM network to meet unexpected increasing demand for its GSM services, the Company made the decision in the first quarter of 2005 to retire certain TDMA assets in order to optimize its TDMA network performance. As a result of this early retirement of assets, in the first quarter of 2005 the Company recorded a charge of $23.7 million under the caption "Asset impairments and other charges." In the second quarter of 2005, the lives of certain TDMA assets were shortened from the December 31, 2006 date being used, and depreciation was accelerated. The change in depreciation expense due to the change in estimate in the second quarter decreased 2005 operating income and net income by $7.7 million and $4.6 million, respectively.

In the fourth quarter of 2005, due to the rapid migration of TDMA customers to the Company's GSM network and decreased revenue per remaining TDMA subscriber, the Company determined that the carrying value of the TDMA assets was not recoverable from the estimated future undiscounted cash flows resulting from the use of the asset. Therefore, an impairment charge of $18.6 million was recorded in the fourth quarter of 2005 to record the TDMA assets at fair value. The Company calculated the fair value of the assets based on the appraised amount at which the assets could be sold in a current transaction between willing parties. The impairment charge was recorded in the Consolidated Statements of Operations under the caption "Asset impairments and other charges." After the impairment charges, the carrying value of the TDMA assets was less than $1 million at December 31, 2005.

To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company intends to construct a third generation ("3G") network and deploy it on the newly purchased Advanced Wireless Services ("AWS") spectrum. Due to this implementation, lives of certain GSM assets were shortened and depreciation has been accelerated based on the new useful life. The increase in depreciation due to this acceleration was approximately $1.3 million in the fourth quarter of 2006.

During 2004, the Company retired certain assets with a net book value of $3.5 million and recorded the charge in the Consolidated Statements of Operations under the caption "Asset impairments and other charges."

5. Acquisitions of Businesses and Wireless Licenses

Acquisition of Remaining Interest in Cincinnati Bell Wireless LLC

On February 14, 2006, the Company purchased Cingular's 19.9% membership interest in Cincinnati Bell Wireless LLC ("CBW"). As a result, the Company paid purchase consideration of $83.0 million in cash to Cingular and incurred transaction expenses of $0.2 million. CBW is now a wholly-owned subsidiary of the Company. The Company funded the purchase with its Corporate credit facility and available cash.

The transaction was accounted for as a step acquisition using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." The Company applied the purchase price against the minority interest and then allocated the remainder to identifiable tangible and intangible assets and liabilities acquired as follows:

(dollars in millions)	
Minority interest	$27.8
Intangible assets	42.1
Goodwill	10.2
Other	3.1
Total purchase price	$83.2

The purchase price allocation was based upon the estimated fair values as of February 14, 2006 of the tangible and intangible assets and liabilities. Estimated fair value was compared to the book value already recorded, and 19.9% of the excess of estimated fair value over book value was allocated to the respective tangible and intangible assets and liabilities. The excess purchase price over the minority interest and fair value ascribed to the tangible and intangible assets and liabilities was recorded as goodwill. The Company anticipates both the goodwill and intangible assets to be fully deductible for tax purposes.

The following table presents detail of the purchase price allocated to intangible assets of CBW as of the date of acquisition:

(dollars in millions)	Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization:		
Customer relationships — subscribers	$11.6	7 years
Customer relationships — collocation towers	2.6	15 years
Contractual right — license	0.7	1 year
	14.9	8 years
Intangible assets not subject to amortization:		
FCC Licenses	21.0	n/a
Trademarks	6.2	n/a
Total intangible assets	$42.1	

The intangible asset for the relationship CBW has with its subscribers is being amortized using the sum-of-the-months digits method. Amortization of the customer relationship intangible asset associated with tower collocations utilizes a straight-line method. Tower collocation revenue is received from other wireless carriers for the placement of their radios on CBW towers. These amortization methods best reflect the estimated patterns in which the economic benefits will be consumed. For further discussion on amortization expense, refer to Note 6 of the Consolidated Financial Statements.

This acquisition has no effect on the Company's operating income, which historically has included 100% of CBW's operating income. However, for periods after the acquisition date, the 19.9% minority interest in the net income (loss) of CBW was no longer recorded.

The financial information in the table below summarizes the results of operations of the Company, on a pro forma basis, as though the acquisition had occurred as of the beginning of the periods presented:

(dollars in millions, except per share amounts)	Year Ended December 31, 2006	2005
Revenue	$1,270.1	$1,209.6
Net income (loss)	85.8	(77.2)
Basic earnings (loss) per share	0.31	(0.36)
Diluted earnings (loss) per share	0.30	(0.36)

Automated Telecom Inc.

In May 2006, the Company purchased Automated Telecom Inc. ("ATI") for a purchase price of $3.5 million to expand its geographical presence in order to better serve its customers located outside of the greater Cincinnati area. ATI is based in Louisville, Kentucky, with offices also located in Grand Rapids, Michigan, and St. Louis, Missouri. ATI is a reseller of, and maintenance provider for, telephony equipment. The purchase price was primarily allocated to customer relationship intangible assets, deferred tax liabilities and goodwill. The financial results of ATI are included in the Company's Technology Solutions segment and were immaterial to the Company's financial statements for the year ended December 31, 2006.

Wireless Licenses

In 2006, the Company purchased 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions and 10 MHz for the Indianapolis, Indiana region in the FCC Advanced Wireless Services spectrum auction for $37.1 million. These licenses are included in "Intangible assets, net" in the Consolidated Balance Sheets. To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company intends to construct a 3G network in its Cincinnati and Dayton regions and deploy it on the newly purchased AWS spectrum. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area or lease of the spectrum to another wireless provider.

Subsequent Event

In February 2007, the Company signed an agreement to purchase a local telecommunications business, which offers voice, data and cable TV services, in Lebanon, Ohio for a purchase price of $7 million, of which $4.6 million will be paid in March 2007. The Company expects to fund the purchase with its available cash. Revenues of this business are approximately $6 million annually.

6. Goodwill and Intangible Assets

Goodwill

As of December 31, 2006 and 2005, goodwill totaled $53.3 million and $40.9 million, respectively. The changes in the carrying amount of goodwill for the year ended December 31, 2006, are as follows:

(dollars in millions)	Wireless	Technology Solutions	Other	Total
Balance as of December 31, 2005	$40.1	$ —	$0.8	$40.9
Acquired during the year	10.2	2.2	—	12.4
Balance as of December 31, 2006	$50.3	$2.2	$0.8	$53.3

Intangible Assets

Summarized below are the carrying values for the major classes of intangible assets:

		December 31, 2006		December 31, 2005	
(dollars in millions)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:					
Customer relationships	8	$16.2	$(3.7)	$ —	$—
Contractual right — license	1	0.7	(0.7)	—	—
Intangible assets not subject to amortization:					
FCC Licenses	n/a	$94.2	$ —	$35.8	$—
Trademarks	n/a	6.2	—	—	—

The changes in the intangible assets for the year ended December 31, 2006 compared to December 31, 2005 are primarily attributable to the acquisitions of ATI and the remaining 19.9% interest in CBW from Cingular, and the purchase of the wireless spectrum for $37.1 million. See Note 5 of the Consolidated Financial Statements for further discussion.

Amortization expense for intangible assets subject to amortization was $4.4 million for 2006, none for 2005 and $9.1 million for 2004. In 2004, as a result of the merger between Cingular Wireless and AT&T Wireless, the Company's roaming and trade name agreements with AT&T Wireless were no longer operative. Accordingly, the remaining estimated useful lives of the assets were shortened and resulted in additional amortization expense of $7.4 million. The following table presents estimated amortization expense for intangible assets subject to amortization for the year ending:

(dollars in millions)	
2007	$3.3
2008	2.4
2009	1.8
2010	1.5
2011	1.1

Additionally, the Company reclassified its pension-related intangible assets of $25.5 million at December 31, 2005, from "Other noncurrent assets" to "Intangible assets, net" in the Consolidated Balance Sheets. These intangibles relate to the prior service costs of the Company's defined benefit pension plans. See Note 9 of the Consolidated Financial Statements for further discussion.

7. Debt

Debt is comprised of the following:

(dollars in millions)	December 31, 2006	December 31, 2005
Current portion of long-term debt:		
Credit facility, Tranche B Term Loan	$ 4.0	$ 4.0
Capital lease obligations and other debt	3.3	7.3
Current portion of long-term debt	7.3	11.3
Long-term debt, less current portion:		
Credit facility, Tranche B Term Loan	391.0	395.0
7 1/4% Senior Notes due 2013	496.9	500.0
8 3/8% Senior Subordinated Notes due 2014*	631.5	633.4
7% Senior Notes due 2015*	245.0	246.4
7 1/4% Senior Notes due 2023	50.0	50.0
Various Cincinnati Bell Telephone notes	230.0	230.0
Capital lease obligations and other debt	20.7	17.6
	2,065.1	2,072.4
Net unamortized premiums	0.8	1.0
Long-term debt, less current portion	2,065.9	2,073.4
Total debt	$2,073.2	$2,084.7

* The face amount of these notes has been adjusted to mark hedged debt to fair values at December 31, 2006 and 2005.

In the first quarter of 2005, the Company completed the first of a two stage refinancing plan of its 16% Senior Subordinated Discount Notes due 2009 ("16% Notes"). In the third quarter of 2005, the Company completed the second stage of its plan with the refinancing of the 16% Notes. In stage one, the Company:

- paid $9.7 million in fees to the holders of the Company's 7 1/4% Senior Notes due 2013 (the "7 1/4% Notes due 2013") for their consent to permit the Company to refinance its 16% Notes with new debt that would be pari passu to the 7 1/4% Notes due 2013;
- issued, on February 16, 2005, $250 million new 7% Senior Notes due 2015 ("7% Senior Notes") and $100 million in additional 8 3/8% Senior Subordinated Notes due 2014 ("8 3/8% Notes") (collectively, the "New Bonds");
- established, on February 16, 2005, a new credit facility ("Corporate credit facility") for a $250 million revolving line of credit that matures in February 2010 and also includes the right to request, but no lender is committed to provide, an increase in the aggregate amount of the Corporate credit facility of up to $500 million in future incremental borrowing capacity;
- used the proceeds from the New Bonds and borrowings from the new Corporate credit facility to repay $438.8 million outstanding at December 31, 2004 on its previous credit facility; and
- executed $350 million notional interest rate swaps to change the fixed rate nature of a part of the New Bonds and the previously outstanding 8 3/8% Notes to approximate the floating rate characteristics of the terminated credit facility.

In stage two, the Company:

- issued $400 million of new term notes (the "Tranche B Term Loan") on August 31, 2005 under the terms of the Corporate credit facility; and
- retired the 16% Notes for $447.8 million, including repayment of accrued interest, using the proceeds from the Tranche B Term Loan and additional borrowings under the new Corporate credit facility.

In total, the Company recognized $99.8 million of loss upon extinguishment of debt. In the first quarter, related to stage one of the refinancing plan, the loss was $7.9 million for the write-off of unamortized deferred financing fees associated with the previous credit facility. In the third quarter, related to stage two of the refinancing plan, the loss was $91.9 million, which was composed of $9.1 million for the write-off of the unamortized deferred financing fees, $27.7 million for the write-off of the unamortized discount, and $55.1 million for the premium paid in conjunction with the extinguishment of the 16% Notes.

Corporate Credit Facilities

Cincinnati Bell Inc., (the "Parent Company"), entered into the Corporate credit facility in February 2005. The $250 million revolving line of credit under the Corporate credit facility terminates in February 2010. Borrowings under the revolving credit facility bear interest, at the Company's election, at a rate per annum equal to (i) LIBOR plus the applicable margin or (ii) the base rate plus the applicable margin. The applicable margin is based on certain Company financial ratios and ranges between 1.25% and 2.25% for LIBOR rate advances, and 0.25% and 1.25% for base rate advances. Base rate is the higher of the bank prime rate or the federal funds rate plus 0.50%.

On August 31, 2005, the Company amended the Corporate credit facility to include a $400 million term loan. The Tranche B Term Loan bears interest at a per annum rate equal to, at the Company's option, LIBOR plus 1.50% or the base rate plus 0.50%. The Tranche B Term Loan is subject to quarterly principal payments of $1 million beginning December 31, 2005 through September 30, 2011, and then in four quarterly installments of $94 million ending on August 31, 2012. The balance on the Tranche B Term Loan was $395 million at December 31, 2006.

The Company has a right to request, but no lender is committed to provide, an increase in the aggregate amount of the new credit facility, up to $500 million in incremental borrowings, which may be structured at the Company's option as term debt or revolving debt. As of December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility, and had outstanding letters of credit totaling $4.8 million, leaving $245.2 million in additional borrowing availability under its Corporate credit facility.

Voluntary prepayments of the Corporate credit facility and voluntary reductions of the unutilized portion of the revolving line of credit are permitted at any time. The average interest rate charged on borrowings under the Corporate credit facility was 6.6% and 5.6% in 2006 and 2005, respectively. The Company recorded interest expense of $27.9 million in 2006 and $9.5 million in 2005.

Under the Corporate credit facility, the Company pays commitment fees to the lenders on a quarterly basis at an annual rate equal to 0.50% of the unused amount of borrowings on the revolving line of credit. Additionally, the Company pays letter of credit fees on outstanding letters of credit based on certain Company financial ratios and ranges between 1.25% and 2.25%. These commitment fees were $1.2 million and $1.4 million in 2006 and 2005, respectively.

The Company and all its future or existing subsidiaries (other than Cincinnati Bell Telephone LLC ("CBT"), Cincinnati Bell Extended Territories LLC and certain immaterial subsidiaries) guarantee borrowings of Cincinnati Bell Inc. under the Corporate credit facility. Each of the Company's current subsidiaries that is a guarantor of the Corporate credit facility is also a guarantor of the 7% Senior Notes, 7 ¼% Notes due 2013, and 8 ⅜% Notes, with certain immaterial exceptions. Refer to Note 18 for supplemental guarantor information. The Company's obligations under the Corporate credit facility are also collateralized by perfected first priority pledges and security interests in the following:

- substantially all of the equity interests of the Company's subsidiaries (other than subsidiaries of CBT and certain immaterial subsidiaries); and,
- certain personal property and intellectual property of the Company and its subsidiaries (other than that of CBT, Cincinnati Bell Extended Territories LLC and certain immaterial subsidiaries).

The guarantee and security reflect the addition of CBW as a guarantor and certain of its assets as collateral due to its status as a wholly-owned subsidiary effective February 14, 2006 due to the Company's purchase of Cingular's minority ownership interest in CBW on that date.

The Corporate credit facility financial covenants require that the Company maintain certain leverage, interest coverage and fixed charge ratios. The facilities also contain certain covenants which, among other things, restrict the Company's ability to incur additional debt or liens, pay dividends, repurchase Company common stock, sell, transfer, lease, or dispose of assets and make investments or merge with another company. If the Company were to violate any of its covenants and was unable to obtain a waiver, it would be considered a default. If the Company were in default under the Corporate credit facility, no additional borrowings under this facility would be available until the default was waived or cured. The Company's ability to borrow was not compromised as a result of any such default as of the date of this filing. The credit facilities provide for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default, both in respect to any other existing debt instrument having an aggregate principal amount that exceeds $35 million.

16% Senior Subordinated Discount Notes due 2009

On March 26, 2003, the Company received $350 million of gross cash proceeds from the issuance of the 16% Notes. Proceeds from the 16% Notes, net of fees, were used to pay down borrowings under the Company's credit facilities. On August 31, 2005, the Company retired the 16% Notes for $447.8 million, including $7.7 million of accrued interest, using the proceeds from the Tranche B Term Loan and additional borrowings under the Corporate credit facility. The retirement resulted in a loss on debt extinguishment of $91.9 million. Interest on the 16% Notes was payable semi-annually on June 30 and December 31 of each year outstanding, whereby 12% was paid in cash and 4% was accreted on the aggregate principal amount. In addition, purchasers of the 16% Notes received 17.5 million common stock warrants, subject to anti-dilution provisions, each to purchase one share of Cincinnati Bell common stock at $3.00 each, which expire in March 2013. Of the total gross proceeds received, $47.5 million was allocated to the fair value of the warrants using the Black-Scholes option-pricing model and was recorded as a discount on the 16% Notes. Substantially all of these warrants remain outstanding at December 31, 2006.

The Company incurred $30.2 million and $43.7 million of cash interest expense related to the 16% Notes in 2005 and 2004, respectively. The Company recognized $10.1 million and $14.6 million in 2005 and 2004, respectively, of non-cash interest expense related to the 4% principal accretion. The Company recognized $5.4 million and $8.2 million in 2005 and 2004, respectively, of non-cash interest expense related to the amortization of the discount.

7 ¼% Senior Notes due 2013

On July 11, 2003, the Company issued $500.0 million of 7 ¼% Notes due 2013. Net proceeds totaled $488.8 million and were used to prepay term credit facilities and permanently reduce commitments under the Company's revolving credit facility. Interest on the 7 ¼% Notes due 2013 is payable in cash semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2004. The 7 ¼% Notes due 2013 are unsecured senior obligations and rank equally with all of the Company's existing and future senior debt and rank senior to all existing and future subordinated debt. The indenture governing the 7 ¼% Notes due 2013 contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing 7 ¼% Notes due 2013 provides for customary events of default, including a cross-default provision for failure for both non-payment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company may redeem the 7 ¼% Notes due 2013 for a redemption price of 103.625%, 102.417%, 101.208%, and 100.000% after July 15, 2008, 2009, 2010, and 2011, respectively. The Company recorded interest expense of $36.2 million in 2006, 2005 and 2004 related to these senior notes.

Certain terms and conditions pertaining to these notes were altered as a result of a consent process undertaken as part of the first stage of the Company's 2005 refinancing plan. In January 2005, the indenture governing the 7 ¼% Notes due 2013 (the "7 ¼% Indenture") was amended to permit the Company to repurchase or redeem the 16% Notes without regard to the extent of the Company's ability to make restricted payments as defined in the 7¼% Indenture. In addition, the 7¼% Indenture was also amended to, among other things, permit the classification of any potential call by the Company of Cingular's minority interest ownership as a "permitted acquisition" and would therefore not be considered a restricted payment with regard to the 7¼% Indenture.

In the third quarter of 2006, the Company purchased and extinguished $3.1 million of 7¼% Notes due 2013 and recognized a loss on extinguishment of debt of $0.1 million. As of December 31, 2006 the Company has $496.9 million outstanding under the 7¼% Notes due 2013.

8⅜% Senior Subordinated Notes due 2014

On November 19, 2003, the Company issued $540 million of 8⅜% Notes. The net proceeds, after deducting the initial purchasers' discounts and fees and expenses related to the 8⅜% Notes, totaled $528.2 million. The Company used $524.6 million of the net proceeds to purchase all of the Company's then outstanding Convertible Subordinated Notes due 2009, which bore interest at a rate of 9%, at a discounted price equal to 97% of their accreted value. The remaining proceeds were used to pay fees related to a credit facility amendment and to reduce outstanding borrowings under the revolving credit facility.

On February 16, 2005, as part of the first stage of its 2005 refinancing plan, the Company issued an additional $100 million of debt securities pursuant to the existing indenture. Net proceeds from this issuance together with those of other concurrently issued bonds and amounts under the Corporate credit facility were used to repay and terminate all of the prior credit facility and pay consent fees associated with an amendment to the 7¼% Indenture. All of the 8⅜% Notes constitute a single class of security with the same terms and are fixed rate bonds to maturity.

Interest on the 8⅜% Notes is payable in cash semi-annually in arrears on January 15 and July 15, commencing on July 15, 2004. The 8⅜% Notes are unsecured senior subordinated obligations, ranking junior to all existing and future senior indebtedness of the Company. The 8⅜% Notes rank equally with all of the Company's existing and future senior subordinated debt and rank senior to all future subordinated debt. The 8⅜% Notes are guaranteed on an unsecured senior subordinated basis by each of the Company's current subsidiaries that is a guarantor under the Corporate credit facility, with certain immaterial exceptions. The indenture governing the 8⅜% Notes contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing the 8⅜% Notes provides for customary events of default, including a cross-default provision for both nonpayment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company may redeem the 8⅜% Notes for a redemption price of 104.188%, 102.792%, 101.396%, and 100.000% after January 15, 2009, 2010, 2011, and 2012, respectively. The Company incurred $53.6 million, $52.5 million and $45.2 million of interest expense related to these notes in 2006, 2005 and 2004, respectively.

7% Senior Notes due 2015

On February 16, 2005, as part of its refinancing plan, the Company sold in a private offering $250 million of new 7% Senior Notes due 2015 (the "7% Senior Notes"). Net proceeds from this issuance together with those of other concurrently issued bonds and amounts under the Corporate credit facility were used to repay and terminate all of the prior credit facility and pay consent fees associated with an amendment to the 7¼% Indenture. The 7% Senior Notes are fixed rate bonds to maturity.

Interest on the 7% Senior Notes is payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing August 15, 2005. The 7% Senior Notes are unsecured senior obligations ranking equally with all existing and future senior debt and ranking senior to all existing senior subordinated indebtedness, including senior subordinated notes, and subordinated indebtedness. Each of the Company's current and future subsidiaries that is a guarantor under the Corporate credit facility is also a guarantor of the 7% Senior Notes on an unsecured senior basis, with certain immaterial exceptions. The indenture governing the 7% Senior Notes contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing the 7% Senior Notes provides for customary events of default, including a cross-default provision for both nonpayment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million.

The Company may redeem the 7% Senior Notes for a redemption price of 103.500%, 102.333%, 101.167%, and 100.000% after February 15, 2010, 2011, 2012 and 2013, respectively. At any time prior to February 15, 2010, the Company may redeem all or part of the 7% Senior Notes at a redemption price equal to the sum of 1) 100% of the principal, plus 2) the greater of (a) 1% of the face value of the 7% Senior Notes to be redeemed, or (b) the excess over the principal amount of the sum of the present values of (i) 103.5% of the face value of the 7% Senior Notes, and (ii) interest payments due from the date of redemption through February 15, 2010, in each case discounted to the redemption date on a semi-annual basis at the applicable U.S. Treasury rates plus 0.50%, plus 3) accrued and unpaid interest, if any, to the date of redemption. Prior to February 15, 2008, the Company may redeem up to a maximum of 35% of the principal amount of the 7% Senior Notes with the net cash proceeds of one or more equity offerings by the Company at a redemption price equal to 107%, plus accrued and unpaid interest, if any, to the redemption date. The Company incurred $17.5 million and $15.3 million of interest expense related to these notes in 2006 and 2005, respectively.

7 ¼% Senior Notes due 2023

In July 1993, the Company issued $50 million of 7 ¼% Senior Notes due 2023. The indenture related to these 7 ¼% Senior Notes due 2023 does not subject the Company to restrictive financial covenants, but it does contain a covenant providing that if the Company incurs certain liens on its property or assets, the Company must secure the outstanding 7 ¼% Senior Notes due 2023 equally and ratably with the indebtedness or obligations secured by such liens. The 7 ¼% Senior Notes due 2023 are collateralized with assets of the Company (but not its subsidiaries) by virtue of the lien granted under the Corporate credit facility. Interest on the 7 ¼% Senior Notes due 2023 is payable semi-annually on June 15 and December 15. The Company may not redeem the 7 ¼% Senior Notes due 2023 prior to maturity. The indenture governing the 7 ¼% Senior Notes due 2023 provides for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company recorded $3.6 million of interest expense related to these notes in each of 2006, 2005, and 2004.

Cincinnati Bell Telephone Notes

CBT has $80 million in notes outstanding that are guaranteed by Cincinnati Bell Inc. but not the other subsidiaries of Cincinnati Bell Inc. These notes have original maturities of up to 30 years and mature in 2023. Interest rates on this indebtedness range from 7.18% to 7.27%. These notes may be redeemed at any time, subject to proper notice.

In 1998, CBT issued $150 million in aggregate principal amount of 6.30% unsecured senior notes due 2028, which is guaranteed on a subordinated basis by the Company. These notes may be redeemed at any time, subject to proper notice.

The indentures governing these notes provide for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company recorded $15.2 million, $16.5 million and $16.5 million of interest expense in 2006, 2005, and 2004, respectively, related to the CBT notes.

Capital Lease Obligations

The Company leases facilities and equipment used in its operations, some of which are required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"). SFAS 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property, plant and equipment and an offsetting amount recorded as a liability discounted to the present value. The Company had $23.2 million in total indebtedness relating to capitalized leases as of December 31, 2006, $20.7 million of which was considered long-term. The underlying leased assets generally secure the capital lease obligations. For 2006, 2005 and 2004, the Company recorded $1.3 million, $1.3 million and $1.6 million, respectively, of interest expense related to capital lease obligations.

Debt Maturity Schedule

As of December 31, 2006, the following table summarizes the Company's annual principal maturities of debt and capital leases for the five years subsequent to December 31, 2006, and thereafter:

(dollars in millions)	Debt	Capital Leases	Total Debt
Year ended December 31,			
2007	$ 4.8	$ 2.5	$ 7.3
2008	4.0	2.3	6.3
2009	4.0	2.5	6.5
2010	4.0	6.9	10.9
2011	97.0	2.3	99.3
Thereafter	1,948.9	6.7	1,955.6
	2,062.7	23.2	2,085.9
Interest rate swaps	(13.5)	—	(13.5)
Net unamortized premiums	0.8	—	0.8
Total debt	$2,050.0	$23.2	$2,073.2

For capital leases, total lease payments including interest are $4.3 million for 2007, $3.9 million for 2008, $3.9 million for 2009, $8.2 million for 2010, $2.9 million for 2011, and $7.9 million thereafter.

Deferred Financing Costs

Deferred financing costs are costs incurred in connection with obtaining long-term financing. These costs are amortized as interest expense over the terms of the related debt agreements. As of December 31, 2006 and 2005, deferred financing costs totaled $34.0 million and $39.2 million, respectively. The related expense, included in "Interest expense" in the Consolidated Statements of Operations amounted to $5.1 million, $7.1 million, and $12.5 million during 2006, 2005 and 2004, respectively. In 2006, the Company wrote-off deferred financing costs of $0.1 million related to the $3.1 million debt prepayment for the 7 ¼% Notes due 2013. In 2005, the Company wrote-off deferred financing costs of $7.9 million and $9.1 million related to the extinguishment of the previous credit facility and the 16% Notes, respectively. The write-offs of deferred financing costs were included in the Consolidated Statements of Operations under the caption "Loss on extinguishment of debt."

Fair Value

The carrying amounts of debt, excluding capital leases and net unamortized premiums, at December 31, 2006 and 2005 were $2,049.2 million and $2,061.5 million, respectively. The estimated fair values at December 31, 2006 and 2005 were $2,104 million and $2,059 million, respectively. These fair values were estimated based on the year-end closing market prices of the Company's debt and of similar liabilities.

8. Financial Instruments

The Company is exposed to the impact of interest rate fluctuations on its indebtedness. The Company attempts to maintain an optimal balance of fixed rate and variable rate indebtedness in order to attain low overall borrowing costs while mitigating exposure to interest rate fluctuations. The Company employs derivative financial instruments to manage its balance of fixed rate and variable rate indebtedness. In particular, the Company currently has outstanding interest rate swap agreements in which the Company exchanges fixed rate interest payments for variable rate interest payments on $450 million notional amounts. Including the impact of the interest rate swap agreements, approximately 60% of the Company's indebtedness was based on fixed interest rates at December 31, 2006 and 2005. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

In June 2004, the Company entered into a series of fixed-to-variable interest rate swaps with total notional amounts of $100 million that qualify for fair value hedge accounting. In February and March 2005, in conjunction with the Company's 2005 refinancing plan, an additional $350 million in fixed-to-variable interest rate swaps were executed which were also designated as fair value hedges. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The Company's interest rate swaps at December 31, 2006 and 2005 are recorded at their fair value, and the carrying values of the underlying liabilities hedged (the 7% Senior Notes and 8 3/8% Notes) are adjusted by the same corresponding value in accordance with SFAS 133. The fair value of these instruments is based on estimates using available market information and appropriate valuation methodologies. As of December 31, 2006 and 2005, the fair value of interest rate swap contracts was a liability of $13.5 million and $10.2 million, respectively.

Realized gains and losses from the interest rate swaps are recognized as an adjustment to interest expense in each period. These realized gains (losses) totaled $(1.3) million, $5.4 million, and $1.9 million in 2006, 2005, and 2004, respectively.

The Company is exposed to credit risk on its interest rate swaps in the event of non-performance by counterparties. However, because its hedging activities are transacted with highly rated institutions, the Company does not anticipate non-performance by any of these counterparties. Additionally, the Company has entered into agreements that limit its credit exposure to the fair value of the interest rate swap agreements. The Company does not require collateral from its counterparties.

9. Employee Benefit Plans and Postretirement Benefits Other Than Pensions

Savings Plans

The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions. Company and employee contributions are invested in various investment funds at the direction of the employee. Company contributions to the defined contribution plans were $4.8 million, $4.5 million and $5.3 million for 2006, 2005, and 2004, respectively.

Pension Plans

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for non-management employees and one supplemental, nonqualified, unfunded plan for certain senior executives.

The management pension plan is a cash balance plan in which the pension benefit is determined by a combination of compensation-based credits and annual guaranteed interest credits. The non-management pension plan is also a cash balance plan in which the combination of service and job-classification-based credits and annual interest credits determine the pension benefit. Benefits for the supplemental plan are based on eligible pay, adjusted for age and service upon retirement. The Company funds both the management and non-management plans in an irrevocable trust through contributions, which are determined using the aggregate cost method. The Company uses the traditional unit credit cost method for determining pension cost for financial reporting purposes and uses a December 31 measurement date for all of its plans.

During 2004, special termination benefits of $10.5 million were included in the benefit obligation. These special termination benefits related to the 2004 restructuring plan discussed in Note 3.

Postretirement Health and Life Insurance Plans

The Company also provides health care and group life insurance benefits for eligible retirees. The Company funds certain group life insurance benefits through Retirement Funding Accounts and funds health care benefits and other group life insurance benefits using Voluntary Employee Benefit Association ("VEBA") trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method.

The actuarial expense calculation for the Company's postretirement health plan is based on numerous assumptions, estimates, and judgments including health care cost trend rates and cost sharing with retirees. The Company's collectively bargained-for labor contracts have historically had limits on the Company-funded portion of retiree medical costs (referred to as "caps"). However, prior to the May 2005 labor agreement, the Company had waived the premiums in excess of the caps for bargained-for retirees who retired during the contract period. Similar benefits have been provided to non-bargained retirees. Prior to December 31, 2004, the Company's actuarial calculation of retiree medical costs included the assumption that the caps were in place in accordance with the terms of the collectively bargained-for agreement.

Effective December 31, 2004, based on its past practice of waiving the retiree medical cost caps, the Company began accounting for its retiree medical benefit obligation as if there were no caps. The accounting using this assumption remained in effect through May 2005.

In May 2005, the Company reached an agreement with the union for bargained-for employees as to the terms of a new labor contract. Employees retiring under the new agreement are provided Company-sponsored healthcare through the use of individual Health Reimbursement Accounts ("HRAs"), which provides for Company contributions of a fixed amount per retiree that the retiree can use to purchase their healthcare from among the various plans offered. The Company agreed to increase the HRA amount annually over the life of the labor agreement. The retiree pays for healthcare premiums and other costs in excess of the HRA amount. Contrary to past practice, no agreement was made to waive the implementation of this cost-sharing feature. Based on this new agreement, effective June 1, 2005, the Company modified its assumptions for the actuarial calculation of retiree medical costs, including assumptions regarding cost sharing by retirees. The assumption change for cost sharing with retirees was the primary cause for the $14.4 million increase in postretirement and other benefits expense in 2005 compared to 2004. Postretirement medical and other expense was $35.3 million, $35.9 million, and $21.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 expands Medicare to include outpatient prescription drug benefits and introduces a federal non-taxable subsidy beginning in 2006, that provides a benefit that is at least actuarially equivalent to Medicare Part D, to sponsors of retiree health care benefit plans. The Company received a subsidy of $0.8 million in 2006.

Components of Net Periodic Cost

The following information relates to all Company noncontributory defined benefit pension plans, postretirement health care, and life insurance benefit plans. Pension and postretirement benefit costs for these plans were comprised of:

(dollars in millions)	Pension Benefits			Postretirement and Other Benefits		
	2006	2005	2004	2006	2005	2004
Service cost	$ 8.8	$ 8.0	$ 8.1	$ 3.5	$ 4.3	$ 2.1
Interest cost on projected benefit obligation	27.7	27.2	27.3	19.9	20.5	16.3
Expected return on plan assets	(34.9)	(38.2)	(41.4)	(4.8)	(5.6)	(6.3)
Special termination benefit	—	—	10.5	—	—	—
Amortization of:						
Transition (asset)/obligation	—	(1.1)	(1.8)	4.2	4.2	4.2
Prior service cost	3.4	3.3	3.1	7.7	10.3	3.8
Net (gain) loss	3.9	2.2	(0.9)	4.8	2.2	1.4
Benefit costs	$ 8.9	$ 1.4	$ 4.9	$35.3	$35.9	$21.5

Form 10-K

Funded Status

Reconciliation of the beginning and ending balances of the plans' funded status follows:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at January 1,	$500.1	$ 504.5	$ 356.7	$ 416.4
Service cost	8.8	8.0	3.5	4.3
Interest cost	27.7	27.2	19.9	20.5
Amendments	—	3.1	—	(70.8)
Actuarial loss	17.6	7.7	4.3	10.9
Benefits paid	(52.3)	(50.4)	(28.2)	(26.0)
Retiree drug subsidy received	—	—	0.8	—
Other	—	—	2.0	1.4
Benefit obligation at December 31,	$501.9	$ 500.1	$ 359.0	$ 356.7
Change in plan assets:				
Fair value of plan assets at January 1,	$440.4	$ 458.7	$ 58.4	$ 77.7
Actual return on plan assets	53.1	29.5	4.6	2.5
Employer contribution	2.5	2.6	10.8	4.2
Retiree drug subsidy received	—	—	0.8	—
Benefits paid	(52.3)	(50.4)	(28.2)	(26.0)
Fair value of plan assets at December 31,	$443.7	$ 440.4	$ 46.4	$ 58.4
Reconciliation to Balance Sheet:				
Unfunded status	$(58.2)	$ (59.7)	$(312.6)	$(298.3)
Unrecognized transition obligation		—		29.5
Unrecognized prior service cost		25.5		80.8
Unrecognized net loss		79.3		79.7
Adjustment for minimum pension liability		(103.8)		—
Accrued benefit cost		$ (58.7)		$(108.3)

In October 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires the Company to recognize the overfunded or underfunded status for the Company's benefit plans, with changes in the funded status recognized as a separate component to shareowners' equity. SFAS 158 also requires the Company to measure the funded status of the benefit plans as of the year-end balance sheet date no later than 2008. The Company's measurement date for all of its employee benefit plans was the year-end balance sheet date. Effective December 31, 2006, the Company adopted SFAS 158 and its incremental effect on individual line items in the Consolidated Balance Sheet as of December 31, 2006 was as follows:

(dollars in millions)	Before Application of SFAS 158	Additional Minimum Pension Liabilities	SFAS 158 Adjustments	After Application of SFAS 158
Accrued pension and postretirement benefits	$ (199.5)	$ 6.9	$(178.2)	$ (370.8)
Deferred income tax benefit, net	622.8	(1.4)	73.3	694.7
Pension intangible assets	25.5	(3.3)	(22.2)	—
Total liabilities	(2,634.1)	6.9	(178.2)	(2,805.4)
Accumulated other comprehensive loss	(49.6)	2.2	(127.1)	(174.5)
Total shareowners' deficit	(666.7)	2.2	(127.1)	(791.6)

The amounts recognized in the Consolidated Balance Sheets consist of:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2006	2005	2006	2005
Accrued payroll and benefits (current liability)	$ (6.1)	$ (2.2)	$ (9.3)	$ (8.4)
Accrued pension and postretirement benefits (noncurrent liability)	(52.1)	(56.5)	(303.3)	(99.9)
Intangible assets	—	25.5	—	—

As of December 31, 2006 and 2005, the Company's accumulated benefit obligation ("ABO") related to its pension plans was $501.9 million and $499.1 million, respectively.

Amounts recognized in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets consisted of the following:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2006	2005	2006	2005
Transition obligation	$ —	$ —	$ (25.3)	$ —
Net prior service cost	(22.2)	—	(73.1)	—
Actuarial net loss	(74.7)	(78.3)	(79.8)	—
	(96.9)	(78.3)	(178.2)	—
Income tax effect	35.4	28.7	65.2	—
	$(61.5)	$(49.6)	$(113.0)	—

The following amounts currently included in "Accumulated other comprehensive loss" are expected to be recognized in 2007 as a component of net periodic pension and postretirement cost:

(dollars in millions)	Pension Benefits	Postretirement and Other Benefits
Transition obligation	$—	$4.2
Prior service cost	3.2	7.7
Actuarial loss	2.8	2.8

Plan Assets and Investment Policies and Strategies

The primary investment objective for the trusts holding the assets of the pension and postretirement plans is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income and equities.

The pension plans' assets consist of the following:

	Target Allocation 2007	Percentage of Plan Assets at December 31,	
		2006	2005
Plan assets:			
Fixed income	20 - 38%	30.0%	30.4%
Equity securities *	55 - 65%	59.9%	60.1%
Real estate	8 - 12%	10.1%	9.5%
Total		100.0%	100.0%

* Pension plan assets include $6.4 million and $4.9 million in Company common stock at December 31, 2006 and 2005, respectively.

The postretirement and other plans' assets consist of the following:

	Health Care			Group Life Insurance		
		Percentage of Plan Assets at December 31,			Percentage of Plan Assets at December 31,	
	Target Allocation 2007	2006	2005	Target Allocation 2007	2006	2005
Plan assets:						
Fixed income	35 - 45%	36.3%	40.9%	35 - 45%	41.0%	42.3%
Equity securities	55 - 65%	63.7%	59.1%	55 - 65%	59.0%	57.7%
Total		100.0%	100.0%		100.0%	100.0%

The Company expects to make cash payments related to its pension and postretirement health plans in 2007 of $6 million and $11 million, respectively.

The Pension Protection Act of 2006 (the "Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements.

Additional Minimum Pension Liability

An additional minimum pension liability adjustment was required in 2005 for the three pension plans as the accumulated benefit obligation exceeded the fair value of pension plan assets for each of those plans as of the measurement date. The additional minimum pension liability is recorded as an intangible asset to the extent the Company has unrecognized prior service costs with the remainder charged to accumulated other comprehensive loss, net of deferred tax assets. The Company's additional minimum pension liability (before the effect of income taxes) was $103.8 million at December 31, 2005.

In 2006, an adjustment decreasing the amount of additional minimum pension liability (before the effect of income taxes) of $6.9 million was recorded. Upon the adoption of SFAS 158, the Company is no longer required to record an additional minimum pension liability as the unfunded status has been recorded at December 31, 2006.

Contributions and Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years from the Company and the assets of the Company's pension plans and postretirement health plans:

(dollars in millions)	Pension Benefits	Postretirement and Other Benefits	Medicare Subsidy Receipts
2007	$ 41.6	$ 28.5	$ 1.5
2008	41.6	29.8	1.7
2009	42.3	30.6	1.9
2010	42.2	31.2	2.1
2011	41.9	31.4	2.2
Years 2012-2016	211.4	145.8	14.3

Assumptions

The following are the weighted average assumptions used in accounting for the pension and postretirement benefit cost:

	Pension Benefits			Postretirement and Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.50%	5.50%	6.00%	5.50%	5.46%	6.00%
Expected long-term rate of return on pension and health plan assets	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%
Expected long-term rate of return on group life plan assets	n/a	n/a	n/a	8.25%	8.25%	8.00%
Future compensation growth rate	4.10%	4.10%	4.50%	4.10%	4.10%	4.50%

The following are the weighted average assumptions used in accounting for and measuring the pension and postretirement benefit obligation:

	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2006	2005	2006	2005
Discount rate	5.75%	5.50%	5.75%	5.50%
Future compensation growth rate	4.10%	4.10%	4.10%	4.10%

The expected long-term rate of return on plan assets, developed using the building block approach, is based on the participants' benefit horizons, the mix of investments held directly by the plans, and the current view of expected future returns, which is influenced by historical averages.

Changes in actual asset return experience and discount rate assumptions can impact the Company's operating results, financial position and cash flows. Actual asset return experience results in an increase or decrease in the asset base and this effect, in conjunction with a decrease in the pension discount rate, may result in a plan's assets being less than a plan's benefit obligation.

The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 2006, was 10.0% and is assumed to decrease gradually to 4.5% by the year 2013. In addition, a one-percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

(dollars in millions)	1% Increase	1% Decrease
2006 service and interest costs	$ 2.9	$ (2.3)
Postretirement benefit obligation at December 31, 2006	$34.6	$(29.1)

10. Minority Interest

For the periods presented in these Consolidated Financial Statements through February 14, 2006, Cingular maintained a 19.9% ownership in CBW. The minority interest balance was adjusted as a function of Cingular's 19.9% share of the net income (loss) of CBW, with an offsetting amount being reflected in the Consolidated Statements of Operations under the caption "Minority interest income." On February 14, 2006, the Company purchased Cingular's 19.9% membership interest in CBW for $83.2 million. As a result, CBW is now a wholly-owned subsidiary of the Company, and for periods after the acquisition date, no further CBW minority interest was recorded. Refer to Note 5 for discussion of the transaction.

11. Shareowners' Deficit

Common Shares

The par value of the Company's common shares is $0.01 per share. At December 31, 2006 and 2005, common shares outstanding were 247.5 million and 247.2 million, respectively. In 1999, the Company's Board of Directors approved a share repurchase program authorizing the repurchase of up to $200 million of common shares of the Company. The Company's common shares outstanding are net of approximately 8.2 million and 7.9 million shares at December 31, 2006 and 2005, respectively, that were repurchased by the Company under its share repurchase program and certain management deferred compensation arrangements for a total cost of $146.8 million and $145.5 million at December 31, 2006 and 2005, respectively.

Preferred Share Purchase Rights Plan

In 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan by granting a dividend of one preferred share purchase right for each outstanding common share to shareowners of record at the close of business on May 2, 1997. Under certain conditions, each right entitles the holder to purchase one-thousandth of a Series A Preferred Share. The rights cannot be exercised or transferred apart from common shares, unless a person or group acquires 15% or more, or 20% or more for certain groups, of the Company's outstanding common shares. The rights will expire May 2, 2007, if they have not been redeemed. The plan was amended in 2002. Under the original plan, no single entity was allowed to hold 15% of the Company's outstanding shares. The amendment increased the allowed threshold from 15% to 20% for an investment adviser within the meaning of the Investment Advisers Act of 1940, and/or its affiliates.

Preferred Shares

The Company is authorized to issue 1,357,299 voting preferred shares without par value and 1,000,000 nonvoting preferred shares without par value.

The Company issued 155,250 voting shares of 6¾% cumulative convertible preferred stock at stated value. These shares were subsequently deposited into a trust in which the underlying 155,250 shares are equivalent to 3,105,000 depositary shares. Shares of this preferred stock can be converted at any time at the option of the holder into common stock of the Company at a conversion rate of 1.44 shares of Company common stock per depositary share of 6¾% cumulative convertible preferred stock. Annual dividends on the outstanding 6¾% cumulative convertible preferred stock of $10.4 million are payable quarterly in arrears in cash, or in common stock in certain circumstances if cash payment is not legally permitted. The liquidation preference on the 6¾% cumulative convertible preferred stock is $1,000 per share (or $50 per depositary share). The Company paid $10.4 million in dividends in 2006, 2005 and 2004.

Warrants

As part of the issuance of the 16% Notes in March 2003, the purchasers of the 16% Notes received 17.5 million common stock warrants, which expire in March 2013, to purchase one share of Cincinnati Bell common stock at $3.00 each. Of the total gross proceeds received for the 16% Notes, $47.5 million was allocated to the fair value of the warrants using the Black-Scholes option-pricing model. This value less applicable issuance costs was recorded to "Additional paid-in capital" in the Consolidated Balance Sheets. Warrants for 50,000 shares were exercised in 2005, and the remaining warrants are outstanding at December 31, 2006.

Accumulated Other Comprehensive Loss

The Company's shareowners' deficit includes an accumulated other comprehensive loss and is comprised of pension and postretirement unrecognized prior service cost, unrecognized transition (asset) obligation and unrecognized actuarial losses, net of taxes, of $174.5 million and $49.6 million at December 31, 2006 and 2005, respectively. The increase from December 31, 2005 was primarily due to the adoption of SFAS 158. Refer to Note 9 for further discussion.

12. Commitments and Contingencies

Commitments

The Company leases certain circuits, facilities and equipment used in its operations. Operating lease expense was $22.9 million, $21.2 million and $24.8 million in 2006, 2005, and 2004, respectively. Operating leases include tower site leases that provide for renewal options with fixed rent escalations beyond the initial lease term. In 2004, the Company recorded a $3.2 million adjustment related to prior periods to account for certain rent escalations associated with its tower site leases on a straight-line basis. These rent escalations are associated with lease renewal options that were deemed to be reasonably assured of renewal, thereby extending the initial term of the leases. The adjustment was not considered material to the 2004 earnings or to any prior years' earnings, earnings trends or individual financial statement line items.

At December 31, 2006, future minimum lease payments required under operating leases, excluding certain data center leases which are recorded as a restructuring liability (refer to Note 3), having initial or remaining non-cancelable lease terms in excess of one year are as follows:

(dollars in millions)	
2007	$ 16.5
2008	15.1
2009	14.2
2010	13.9
2011	14.1
Thereafter	179.3
Total	$253.1

Vendor Concentration

In 1998, the Company entered into a ten-year contract with Convergys Corporation ("Convergys"), a provider of billing, customer service and other services, which, in 2004, was extended to December 31, 2010. The contract states that Convergys will be the primary provider of certain data processing, professional and consulting and technical support services for the Company within CBT's operating territory. In return, the Company will be the exclusive provider of local telecommunications services to Convergys. The contract extension reduced the Company's annual commitment in 2004 and 2005 to $35.0 million from $45.0 million. Beginning in 2006, the minimum commitment is reduced 5% annually. The Company paid $34.3 million, $36.1 million and $37.5 million under the contract in 2006, 2005 and 2004, respectively.

Contingencies

In the normal course of business, the Company is subject to various regulatory and tax proceedings, lawsuits, claims and other matters. The Company believes adequate provision has been made for all such asserted and unasserted claims in accordance with accounting principles generally accepted in the United States. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance.

In re Broadwing Inc. Securities Class Action Lawsuits, (Gallow v. Broadwing Inc., et al), U.S. District Court, Southern District of Ohio, Western Division, Case No. C-1-02-795

Between October and December 2002, five virtually identical class action lawsuits were filed against Broadwing Inc. and two of its former Chief Executive Officers in U.S. District Court for the Southern District of Ohio.

These complaints were filed on behalf of purchasers of the Company's securities between January 17, 2001 and May 20, 2002, inclusive, and alleged violations of Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 by, inter alia, (1) improperly recognizing revenue associated with Indefeasible Right of Use ("IRU") agreements; and (2) failing to write-down goodwill associated with the Company's 1999 acquisition of IXC Communications, Inc. The plaintiffs sought unspecified compensatory damages, attorney's fees, and expert expenses.

On April 28, 2006, the Company and plaintiffs entered into a Memorandum of Understanding ("MOU"), which set forth an agreement in principle to settle this matter. For these lawsuits and the derivative complaint discussed below, the Company reserved $6.3 million in the first quarter of 2006 to reflect its contribution to the settlement fund and to cover other settlement-related expenses. Under the MOU agreement, the Company and certain of its insurance carriers agreed to contribute a total of $36 million to settle the claims in this matter and obtain in exchange a release of all claims from the class members.

On July 12, 2006, the Company and plaintiffs entered into a definitive Stipulation and Agreement of Settlement reflecting the terms of the above-referenced MOU. On July 21, 2006, Judge Rice issued a Preliminary Order approving the notice and proof of claim forms to be mailed to class members and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on September 6, 2006. On December 1, 2006, all objections to the proposed settlement were withdrawn and the court gave final approval of the settlement and dismissed all claims with prejudice.

In re Broadwing Inc. Derivative Complaint, (Garlich v. Broadwing Inc., et al), Hamilton County Court of Common Pleas, Case No. A0302720.

This derivative complaint was filed against Broadwing Inc. and ten of its current and former directors on April 9, 2003 alleging breaches of fiduciary duty arising out of the same allegations discussed in *In re Broadwing Inc. Securities Class Action Lawsuits* above. Pursuant to a stipulation between the parties, defendants were not required, absent further order by the Court, to answer, move, or otherwise respond to this complaint until 30 days after the federal court rendered a ruling on the defendants' motion to dismiss in *In re Broadwing Inc. Securities Class Action Lawsuits*.

On April 28, 2006, the Company and plaintiffs entered into a MOU, which sets forth an agreement in principle to settle this matter. For this derivative lawsuit and the lawsuits discussed above, the Company reserved $6.3 million in the first quarter of 2006 to reflect its contribution to the settlement fund and to cover other settlement-related expenses. On July 12, 2006, the Company and plaintiffs entered into a definitive Stipulation and Agreement of Settlement reflecting the terms of the MOU. The Settlement Fairness Hearing took place on September 6, 2006 and the court has issued an order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

In re Broadwing Inc. ERISA Class Action Lawsuits, (Kurtz v. Broadwing Inc., et al), U.S. District Court, Southern District of Ohio, Western Division, Case No. C-1-02-857.

Between November 18, 2002 and March 17, 2003, five putative class action lawsuits were filed against Broadwing Inc. and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purport to be brought on behalf of the Cincinnati Bell Inc. Savings and Security Plan, the Broadwing Retirement Savings Plan, and a class of participants in the Plans, generally alleged that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") by improperly encouraging the Plan participant-plaintiffs to elect to invest in the Company stock fund within the relevant Plan and by improperly continuing to make employer contributions to the Company stock fund within the relevant Plan.

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the "Agreement") providing for the settlement of the consolidated case with no finding or admission of any wrongdoing by any of the defendants in the lawsuit. Under the Agreement, defendants were obligated to pay

$11 million, which payment has been made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from, the class members. On March 13, 2006, the Court issued an order giving preliminary approval of the Agreement and scheduled a Settlement Fairness Hearing. The Settlement Fairness Hearing took place on June 22, 2006. On October 5, 2006, the Court issued a final order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

Freedom Wireless vs. BCGI, et al U.S. District Court, District of Massachusetts, Case No. 05-110620-EFH.

On September 16, 2005, Freedom Wireless filed a patent infringement action against 24 wireless service providers, including CBW. The suit alleged that the defendant wireless service providers were in violation of a patent owned by Freedom Wireless. CBW obtained its rights to use the technology in question through Boston Communications Group Inc. ("BCGI"). BCGI has acknowledged its obligation to indemnify CBW in accordance with the terms of the license agreement. This lawsuit was preceded by a direct patent infringement suit against BCGI by Freedom Wireless, in which BCGI was found liable. On July 21, 2006, BCGI issued a press release indicating that it had reached a settlement agreement with Freedom Wireless in the underlying patent infringement action. On October 16, 2006, Freedom Wireless filed a Notice of Dismissal dismissing with prejudice all patent infringement claims against CBW arising from the alleged patent infringement by BCGI. Accordingly, the Company considers this case to be closed.

Indemnifications Related to the Sale of Broadband Assets

The Company indemnified the buyer of the broadband assets against certain potential claims, but all indemnifications have expired except for those related to title and authorization. The title and authorization indemnification was capped at 100% of the purchase price of the broadband assets, which is approximately $71 million.

In order to determine the fair value of the indemnity obligations, the Company performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. In 2006, the Company decreased the liability related to the indemnity obligations from $4.1 million to $1.2 million and recorded $2.9 million of income as a result of the expiration of certain warranties and guarantees. This income was included in "Gain on sale of broadband assets" in the Consolidated Statement of Operations. During 2005, no additional representations or warranties expired. In 2004, the Company decreased the liability related to the indemnity obligations to $4.1 million due to the expiration of the general representations and warranties and no broker warranties, and recorded $3.7 million as "Gain on sale of broadband assets" in the Consolidated Statement of Operations.

Additionally, in 2004, the Company paid $2.7 million related to indemnity obligations under a legal settlement agreement.

13. Income Taxes

Income tax provision (benefit) consists of the following:

(dollars in millions)	Year Ended December 31, 2006	2005	2004
Current:			
Federal	$ 2.6	$ 1.0	$ (0.5)
State and local	3.7	1.2	1.5
Total current	6.3	2.2	1.0
Investment tax credits	(0.4)	(0.5)	(0.3)
Deferred:			
Federal	50.1	(21.2)	52.8
State and local	45.5	34.1	10.4
Total deferred	95.6	12.9	63.2
Valuation allowance	(33.2)	39.7	(27.8)
Total	$ 68.3	$ 54.3	$ 36.1

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

	Year Ended December 31,		
	2006	2005	2004
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax	11.6	(101.2)	10.5
Change in valuation allowance, net of federal income tax	(14.0)	(253.6)	(18.0)
State law changes	8.7	(120.7)	—
Nondeductible interest expense	5.4	(72.7)	7.7
Other differences, net	(2.5)	(19.2)	0.8
Effective tax rate	44.2%	(532.4)%	36.0%

The total income tax expense (benefit) recognized by the Company consists of the following:

(dollars in millions)	Year Ended December 31,		
	2006	2005	2004
Income tax provision (benefit) related to:			
Continuing operations	$ 68.3	$ 54.3	$36.1
Other comprehensive income	(71.9)	(24.6)	(2.2)
Effect of SAB 108	(5.2)	—	—
Total income tax provision (benefit)	$ (8.8)	$ 29.7	$33.9

The Company generated an income tax benefit from the exercise of certain stock options in 2006, 2005, and 2004 of $0.7 million, $0.1 million, and $1.3 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in additional paid-in capital.

In February 2006, the Kentucky Revenue Cabinet issued state tax regulations, which may limit the Company's ability to use its state net operating loss carryforwards against future state taxable income. The Company recorded a one-time income tax charge of $3.6 million in the first quarter of 2006.

On June 30, 2005, legislation was passed in the state of Ohio instituting a gross receipts tax and phasing out Ohio's corporate franchise and income tax over a five year period. As a result of this legislation, the Company does not expect it will be able to realize income tax benefits associated with $47.5 million of deferred tax assets previously recorded, of which approximately $36.5 million relates to Ohio net operating losses. The remaining amount of approximately $11 million relates to the revaluation of other Ohio deferred tax assets to estimates of future realizable value. Therefore, the Company recognized additional income tax expense of approximately $47.5 million in 2005.

The components of the Company's deferred tax assets and liabilities are as follows:

(dollars in millions)	December 31,	
	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 714.7	$ 817.3
Pension and postretirement benefits	147.0	58.7
Other	48.0	31.9
Total deferred tax assets	909.7	907.9
Valuation allowance	(150.7)	(183.9)
Total deferred tax assets, net of valuation allowance	759.0	724.0
Deferred tax liabilities:		
Property, plant and equipment	55.4	32.1
Federal deferred liability on state deferred tax assets	8.3	11.3
Other	0.6	—
Total deferred tax liabilities	64.3	43.4
Net deferred tax assets	$ 694.7	$ 680.6

As of December 31, 2006, the Company had approximately $1.6 billion of federal operating loss tax carryforwards, with a deferred tax asset value of approximately $559.4 million and approximately $155.3 million in deferred tax assets related to state and local operating loss tax carryforwards. The majority of the remaining tax loss carryforwards will generally expire between 2017 and 2023. U.S. tax laws limit the annual utilization of tax loss carryforwards of acquired entities. These limitations should not materially impact the utilization of the tax carryforwards. The Company had a valuation allowance of $150.7 million and $183.9 million for the years ended December 31, 2006 and 2005, respectively. The net decrease in the valuation allowance of $33.2 million during 2006 was primarily due to a change in future utilization estimates of state net operating loss carryforwards and the impact of Texas legislation instituting a gross margin tax while eliminating the Texas corporate income tax.

The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible, and prior to the expiration of the net operating loss carryforwards. The Company concluded, due to the sale of the broadband business and the historical and future projected earnings of the remaining businesses, that the Company will utilize future deductions and available net operating loss carryforwards prior to their expiration. The Company also concluded that it was more likely than not that certain state tax loss carryforwards would not be realized based upon the analysis described above and therefore provided a valuation allowance.

14. Stock-Based Compensation Plans

The Company generally grants performance-based awards, time-based restricted shares and stock options. The numbers of shares authorized and available for grant under these plans were approximately 78.3 million and 33.8 million, respectively, at December 31, 2006.

Performance-Based Awards

Awards granted generally vest over three years and upon the achievement of certain cash flow objectives. Prior to January 1, 2006, performance-based awards were accounted for under APB 25. Upon the adoption of SFAS 123(R), performance-based awards are now expensed based on its grant date fair value if it is probable that the performance conditions will be achieved. The Company granted, in 2006, performance units that provide for the recipients to receive up to 819,750 shares, of which 273,250 shares vested in 2006. The fair value of the performance units on the date of grant was $4.29 per share. During 2005, the Company granted 809,700 shares of performance-based stock awards, of which 360,000 shares were vested in 2005. Of the awards granted in 2005, 171,130 shares vested and 5,836 shares were forfeited in 2006. The fair value of the 2005 performance-based awards was $4.30 per share. There were no performance-based awards granted in 2004. The Company recognized expense of $2.2 million in 2006 and $1.4 million in 2005, related to these awards. As of December 31, 2006, unrecognized compensation expense related to performance-based awards was $0.3 million, which is expected to be recognized in 2007.

Time-Based Restricted Shares

The Company issued 253,199 of time-based restricted shares in December 2006, which vest in one-third increments over a period of three years and have a fair value of $4.74 per share at the grant date. In 2005, the Company issued 27,400 shares of time-based restricted shares, of which 23,600 vested in 2006 and the remaining 3,800 awards were forfeited. The fair value of the time-based restricted shares granted in 2005 was $4.60 per share at the date of grant. The Company granted 140,000 shares of time-based restricted shares during 2004 with a two-year vesting period, of which 10,000 shares were forfeited in 2005 and 130,000 shares vested in 2006. The fair value of the shares granted in 2004 was $5.43 per share at the date of grant. The Company recognized compensation expense of $0.1 million in 2006, $0.4 million in 2005 and $0.3 million in 2004, related to time-based restricted shares. As of December 31, 2006, unrecognized compensation expense related to these shares was $0.8 million, which is expected to be recognized over the next three years.

Stock Option Awards

Generally, stock options have ten-year terms and vesting terms of three years. On December 30, 2005, the Company accelerated the vesting of all "out-of-the-money" options, defined as those options for which the option exercise price was greater than the closing market price on December 30, 2005 of the Company's common stock.

The Company also immediately vested 1,673,700 options that were granted in December 2005. Restrictions were placed on the December 2005 option grant, such that the recipient's right to sell any shares obtained upon exercise of the options was limited to 28% upon the first anniversary of the grant, and an additional 3% per month in each of the 24 months thereafter. These selling restrictions do not represent a substantive service period, and the restrictions lapse in the event that the option holder's employment with the Company terminates. As a result of the vesting of all out-of-the-money options and the December 2005 grant, the Company estimated that the impact on pro forma expense was $3.4 million, net of tax, in 2005. This amount was included in the pro forma stock based compensation expense as disclosed in Note 1.

The decision to accelerate the vesting of the out-of-the-money options and to fully vest the December 2005 option grant was made primarily to reduce compensation expense that otherwise would have been recorded in future periods following the Company's adoption in 2006 of SFAS 123(R). Additionally, the Company believes this action further enhances management's focus on shareholder return and is in the best interest of the Company's shareholders.

Presented below is a summary of the status of outstanding Company stock options issued to employees and related transactions:

	2006		2005		2004	
(in thousands, except per share amounts)	Shares	Weighted-Average Option Prices Per Share	Shares	Weighted-Average Option Prices Per Share	Shares	Weighted-Average Option Prices Per Share
Options outstanding at January 1,	22,828	$11.28	24,364	$12.06	30,007	$13.45
Granted	1,260	4.61	2,163	4.06	2,198	3.98
Exercised	(535)	3.56	(722)	3.48	(854)	3.55
Forfeited/expired	(2,400)	12.94	(2,977)	14.38	(6,987)	16.58
Options outstanding at December 31,	21,153	$10.89	22,828	$11.28	24,364	$12.06
Options exercisable at December 31,	19,974	$11.26	22,828	$11.28	18,670	$14.30

As of December 31, 2006, the aggregate intrinsic value of stock options outstanding and exercisable was $4.9 million and $4.8 million, respectively.

The following table summarizes the status of Company stock options outstanding and exercisable at December 31, 2006 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Option Prices Per Share	Shares	Weighted-Average Option Prices Per Share
$1.88 to $4.00	5,469	7.5	$ 3.70	5,375	$ 3.71
$4.06 to $5.66	5,420	7.7	5.32	4,335	5.47
$5.68 to $16.18	4,498	3.0	12.24	4,498	12.24
$16.43 to $23.53	4,598	2.9	19.18	4,598	19.18
$23.69 to $38.19	1,168	3.2	32.62	1,168	32.62
Total	21,153	5.3	$10.89	19,974	$11.26

The weighted average fair values at the date of grant for the stock options granted to employees were $1.57, $1.37, and $1.09 during 2006, 2005, and 2004, respectively. The Company recognized compensation expense of $0.2 million in 2006. As of December 31, 2006, there was $1.6 million of unrecognized stock compensation expense related to stock options, which is expected to be recognized over a weighted-average period of approximately three years. The intrinsic value of options exercised was $0.5 million in 2006, $0.7 million in 2005 and $1.1 million in 2004. The total fair value of stock options that became vested during 2006, 2005 and 2004 was $0.1 million, $13.1 million and $19.6 million, respectively. The weighted-average remaining contractual life for exercisable stock options is approximately five years.

The fair values at the date of grant were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Expected volatility	29.7%	32.0%	35.0%
Risk-free interest rate	4.5%	4.3%	2.9%
Expected holding period — years	5	4	3
Expected dividends	0.0%	0.0%	0.0%

The expected volatility assumption used in the Black-Scholes pricing model was based on historical volatility. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected holding period was estimated using the historical exercise behavior of employees and adjusted for abnormal activity. The increase in the holding period is primarily attributed to the change in demographics for the employees who received the awards. Expected dividends are based on the Company's history of paying dividends, as well as restrictions in place under the Company's debt covenants. The Company's policy for graded vesting awards is to recognize compensation expense on a straight-line basis over the vesting period.

15. Business Segment Information

The Company's segments are strategic business units that offer distinct products and services and are aligned with specific subsidiaries of the Company. The Company operates in five business segments: Local, Wireless, Technology Solutions (formerly referred to as Hardware and Managed Services), Other, and Broadband, as described below.

The Local segment provides local voice telephone service, including dozens of enhanced custom calling features, and data services, to customers in southwestern Ohio, northern Kentucky and southeastern Indiana.

The Wireless segment provides advanced, digital voice and data communications services and sales of related communications equipment to customers in the Greater Cincinnati and Dayton, Ohio operating areas. This segment consists of the operations of the CBW subsidiary, a venture in which the Company historically owned 80.1% and Cingular owned the remaining 19.9%. After February 14, 2006, CBW is now a wholly-owned subsidiary as the Company purchased Cingular's 19.9% membership interest in CBW for $83.2 million. See Note 5 for further discussion.

Technology Solutions provides a range of fully managed and outsourced IT and telecommunications services and offers solutions that combine data center collocation services along with the sale, installation and maintenance of major branded IT and telephony equipment. In May 2006, Technology Solutions purchased ATI for a purchase price of $3.5 million. ATI is based in Louisville, Kentucky and is a reseller of, and maintenance provider for, telephony equipment. The financial results of ATI are included in this segment.

The Other segment combines the operations of Cincinnati Bell Any Distance Inc. ("CBAD"), Cincinnati Bell Complete Protection ("CBCP"), the Company's payphone business ("Public"), and Cincinnati Bell Entertainment Inc. ("CBE"). CBAD resells long distance voice and audio-conferencing services, CBCP provides security and surveillance hardware and monitoring services for consumers and businesses, Public provides public payphone services, and CBE has been established to eventually provide entertainment services.

The Broadband segment no longer has any substantive, on-going operations. In 2003, the Company sold substantially all of its broadband assets, which were reported in the Broadband segment. The Broadband segment previously provided data and voice communication services nationwide over approximately 18,700 route miles of fiber-optic transmission facilities. Operating income of $10.4 million in 2006 consisted mainly of the sale of a bankruptcy claim receivable for $3.6 million, a $4.7 million gain on sale of broadband fiber assets and $2.9 million of income from the expiration of certain warranties and guarantees, partially offset by restructuring and legal costs. The gains associated with the sale of broadband assets and the expiration of warranties and guarantees are included in "Gain on Sale of broadband assets" in the Consolidated Statements of Operations. Remaining amounts comprising Broadband operating income are primarily included in "Selling, general and administrative" in the Consolidated Statements of Operations. Broadband operating income for 2005 of $12.3 million is primarily comprised of reversal of certain operating tax reserves totaling $11.2 million, which is reflected as a reduction of "Selling, general and administrative" in the Consolidated Statements of Operations. Operating income for 2004 of $10.7 million is due to reversal of certain operating tax reserves, adjustment of restructuring reserves for termination of contractual obligations, proceeds received from the sale of assets previously written off, and gain on sale of broadband assets of $3.7 million due to the expiration of certain indemnities to the buyer.

In the first quarter of 2006, the Company recorded a charge of $6.3 million to the Corporate segment related to the settlement of the Company's shareholder litigation. In 2005, "Asset impairments and other charges" in the Consolidated Statements of Operations of $41.7 million is composed of the Wireless TDMA asset impairment charge of $42.3 million (refer to Note 4), partially offset by gains on sale of assets previously written off in the Broadband segment. In 2004, "Asset impairments and other charges" of $3.2 million is composed of Wireless charges of $5.9 million on certain assets and intangibles, partially offset by $1.5 million of gains on sale of assets previously written off in the Broadband segment and the gain on sale of out-of-territory assets in the Technology Solutions segment.

Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense and the relative size of the segment. The Company's business segment information is as follows:

	Year Ended December 31,		
(dollars in millions)	**2006**	**2005**	**2004**
Revenue			
Local	$ 747.3	$ 755.6	$ 761.7
Wireless	262.0	237.5	261.7
Technology Solutions	216.6	172.7	134.7
Other	79.0	77.7	78.6
Intersegment	(34.8)	(33.9)	(29.6)
Total revenue	$1,270.1	$1,209.6	$1,207.1
Intersegment revenue			
Local	$ 26.4	$ 25.6	$ 21.1
Wireless	2.8	2.7	2.1
Technology Solutions	1.9	2.6	4.5
Other	3.7	3.0	1.9
Total intersegment revenue	$ 34.8	$ 33.9	$ 29.6
Operating income (loss)			
Local	$ 266.0	$ 276.1	$ 279.1
Wireless	20.2	(51.7)	(1.4)
Technology Solutions	15.8	13.4	12.7
Other	25.8	26.6	18.0
Broadband	10.4	12.3	10.7
Corporate and eliminations	(25.7)	(17.9)	(19.8)
Total operating income	$ 312.5	$ 258.8	$ 299.3
Expenditures for long-lived assets			
Local	$ 89.0	$ 94.3	$ 80.1
Wireless	167.7	39.1	32.4
Technology Solutions	14.7	7.2	15.6
Other	3.5	2.4	5.7
Corporate and eliminations	0.2	—	0.1
Total expenditures for long-lived assets	$ 275.1	$ 143.0	$ 133.9

(dollars in millions)	Year Ended December 31, 2006	2005	2004
Depreciation and amortization			
Local	$ 103.8	$ 108.2	$117.2
Wireless	33.1	61.5	67.4
Technology Solutions	3.7	2.3	1.1
Other	2.4	1.9	1.7
Broadband	—	0.1	—
Corporate and eliminations	—	0.7	0.3
Total depreciation and amortization	$ 143.0	$ 174.7	$187.7
Assets (at December 31, 2006 and 2005)			
Local	$ 710.4	$ 721.4	
Wireless	382.1	274.2	
Technology Solutions	112.5	90.7	
Other	77.7	101.4	
Broadband	0.3	2.7	
Corporate and eliminations	730.8	672.9	
Total assets	$2,013.8	$1,863.3	

Details of the Company's service and product revenues are as follows:

(dollars in millions)	Year Ended December 31, 2006	2005	2004
Service revenue			
Wireline	$ 785.1	$ 793.9	$ 798.8
Wireless	233.1	212.4	240.0
Managed and data center services	47.4	37.1	23.4
Telephony installation and maintenance	23.7	20.1	21.0
Other	10.9	13.4	25.2
Total service revenue	$1,100.2	$1,076.9	$1,108.4
Product revenue			
Handsets and accessories	$ 26.1	$ 22.4	$ 19.6
IT and computer-related equipment	111.5	80.2	51.6
Telephony and other equipment	32.3	30.1	27.5
Total product revenue	$ 169.9	$ 132.7	$ 98.7

The reconciliation of the Consolidated Statement of Cash Flows to expenditures for long-lived assets is as follows:

(dollars in millions)	2006	2005	2004
Per Consolidated Statement of Cash Flows:			
Capital expenditures	$151.3	$143.0	$133.9
Acquisitions of business and remaining minority interest in CBW	86.7	—	—
Wireless license purchase	37.1	—	—
Total expenditure for long-lived assets	$275.1	$143.0	$133.9

16. Supplemental Cash Flow Information

(dollars in millions)	Year ended December 31, 2006	2005	2004
Capitalized interest expense	$ 1.0	$ 0.6	$ 0.6
Cash paid for:			
Interest	153.7	155.1	158.8
Income taxes (net of refunds)	6.6	2.1	2.3
Noncash investing and financing activities:			
Increase in assets due to capital lease transactions	(5.2)	(11.4)	—
Increase in liabilities due to capital lease transactions	5.2	11.4	—

17. Supplemental Guarantor Information — Cincinnati Bell Telephone Notes

CBT, a wholly-owned subsidiary of the Parent Company, has $230.0 million in notes outstanding that are guaranteed by the Parent Company and no other subsidiaries of the Parent Company. The guarantee is full and unconditional. The Parent Company's subsidiaries generate substantially all of its income and cash flow and generally distribute or advance the funds necessary to meet the Parent Company's debt service obligations. In the fourth quarter of 2006, the Company's payphone business became part of BRCOM Inc., a subsidiary of the Parent Company. The financial information presented below combines the Company's payphone business with the non-guarantors for all periods presented.

The following information sets forth the Condensed Consolidating Balance Sheets of the Company as of December 31, 2006 and 2005 and the Condensed Consolidating Statements of Operations and Cash Flows for the three years ended December 31, 2006, 2005, and 2004 of (1) the Parent Company, as the guarantor, (2) CBT, as the issuer, and (3) the non-guarantor subsidiaries on a combined basis:

Condensed Consolidating Statements of Operations

	Year ended December 31, 2006				
(dollars in millions)	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$747.3	$557.6	$ (34.8)	$1,270.1
Operating costs and expenses	22.0	481.3	489.1	(34.8)	957.6
Operating income (loss)	(22.0)	266.0	68.5	—	312.5
Equity in earnings of subsidiaries, net of tax	186.1	—	—	(186.1)	—
Interest expense	146.1	15.1	32.6	(31.7)	162.1
Other expense (income), net	(32.5)	0.3	(3.7)	31.7	(4.2)
Income before income taxes	50.5	250.6	39.6	(186.1)	154.6
Income tax expense (benefit)	(35.8)	89.8	14.3	—	68.3
Net income	86.3	160.8	25.3	(186.1)	86.3
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 75.9	$160.8	$ 25.3	$(186.1)	$ 75.9

(dollars in millions)	Year ended December 31, 2005 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$755.6	$487.9	$ (33.9)	$1,209.6
Operating costs and expenses	17.9	479.5	487.3	(33.9)	950.8
Operating income (loss)	(17.9)	276.1	0.6	—	258.8
Equity in earnings of subsidiaries, net of tax	113.8	—	—	(113.8)	—
Interest expense	168.0	16.9	37.2	(37.7)	184.4
Loss on extinguishment of debt, net	99.8	—	—	—	99.8
Other income, net	(25.2)	(5.9)	(21.8)	37.7	(15.2)
Income (loss) before income taxes	(146.7)	265.1	(14.8)	(113.8)	(10.2)
Income tax expense (benefit)	(82.2)	99.8	36.7	—	54.3
Net income (loss)	(64.5)	165.3	(51.5)	(113.8)	(64.5)
Preferred stock dividends	10.4	—	—	—	10.4
Net income (loss) applicable to common shareowners	$ (74.9)	$165.3	$ (51.5)	$(113.8)	$ (74.9)

	Year ended December 31, 2004 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$761.7	$475.0	$ (29.6)	$1,207.1
Operating costs and expenses	19.8	482.6	435.0	(29.6)	907.8
Operating income (loss)	(19.8)	279.1	40.0	—	299.3
Equity in earnings of subsidiaries, net of tax	175.9	—	—	(175.9)	—
Interest expense	185.5	17.5	25.6	(25.3)	203.3
Other income, net	(21.5)	(1.2)	(6.9)	25.3	(4.3)
Income (loss) before income taxes	(7.9)	262.8	21.3	(175.9)	100.3
Income tax expense (benefit)	(72.1)	101.9	6.3	—	36.1
Net income	64.2	160.9	15.0	(175.9)	64.2
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 53.8	$160.9	$ 15.0	$(175.9)	$ 53.8

Condensed Consolidating Balance Sheets

(dollars in millions)	As of December 31, 2006				
	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash and cash equivalents	$ 75.9	$ 1.5	$ 2.0	$ —	$ 79.4
Receivables, net	0.3	71.0	90.6	—	161.9
Other current assets	13.9	36.2	73.2	(17.2)	106.1
Total current assets	90.1	108.7	165.8	(17.2)	347.4
Property, plant and equipment, net	0.1	589.7	229.0	—	818.8
Goodwill and other intangibles, net	—	—	166.2	—	166.2
Investments in and advances to subsidiaries	1,047.7	—	—	(1,047.7)	—
Other noncurrent assets	365.1	12.0	349.8	(45.5)	681.4
Total assets	$1,503.0	$710.4	$910.8	$(1,110.4)	$2,013.8
Current portion of long-term debt	$ 4.0	$ 0.9	$ 2.4	$ —	$ 7.3
Accounts payable	0.5	32.7	40.9	—	74.1
Other current liabilities	96.7	92.1	49.0	(0.3)	237.5
Total current liabilities	101.2	125.7	92.3	(0.3)	318.9
Long-term debt, less current portion	1,815.6	236.2	14.1	—	2,065.9
Other noncurrent liabilities	377.8	65.0	40.2	(62.4)	420.6
Intercompany payables	—	37.3	432.5	(469.8)	—
Total liabilities	2,294.6	464.2	579.1	(532.5)	2,805.4
Shareowners' equity (deficit)	(791.6)	246.2	331.7	(577.9)	(791.6)
Total liabilities and shareowners' equity (deficit)	$1,503.0	$710.4	$910.8	$(1,110.4)	$2,013.8

	As of December 31, 2005				
	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash and cash equivalents	$ 23.9	$ 1.3	$ 0.5	$ —	$ 25.7
Receivables, net	2.2	75.2	83.5	—	160.9
Other current assets	12.3	29.4	85.5	(20.3)	106.9
Total current assets	38.4	105.9	169.5	(20.3)	293.5
Property, plant and equipment, net	0.1	603.0	197.3	—	800.4
Goodwill and other intangibles, net	25.5	—	76.7	—	102.2
Investments in and advances to subsidiaries	996.6	—	—	(996.6)	—
Other noncurrent assets	296.1	12.5	415.4	(56.8)	667.2
Total assets	$1,356.7	$721.4	$858.9	$(1,073.7)	$1,863.3
Current portion of long-term debt	$ 4.0	$ 2.5	$ 4.8	$ —	$ 11.3
Accounts payable	0.2	36.9	32.7	—	69.8
Other current liabilities	88.2	66.7	42.9	(1.4)	196.4
Total current liabilities	92.4	106.1	80.4	(1.4)	277.5
Long-term debt, less current portion	1,826.3	237.1	10.0	—	2,073.4
Other noncurrent liabilities	175.7	80.9	41.0	(75.7)	221.9
Intercompany payables	—	31.7	470.5	(502.2)	—
Total liabilities	2,094.4	455.8	601.9	(579.3)	2,572.8
Minority interest	—	—	28.2	—	28.2
Shareowners' equity (deficit)	(737.7)	265.6	228.8	(494.4)	(737.7)
Total liabilities and shareowners' equity (deficit)	$1,356.7	$721.4	$858.9	$(1,073.7)	$1,863.3

Condensed Consolidating Statements of Cash Flows

(dollars in millions)	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
	Year ended December 31, 2006				
Cash flows provided by (used in) operating activities	$ (59.6)	$ 254.3	$ 140.0	$—	$ 334.7
Capital expenditures	—	(89.0)	(62.3)	—	(151.3)
Acquisition of businesses and wireless license	—	—	(123.8)	—	(123.8)
Other investing activities	—	2.0	13.1	—	15.1
Cash flows used in investing activities	—	(87.0)	(173.0)	—	(260.0)
Funding between Parent and subsidiaries, net	127.6	(165.7)	38.1	—	—
Repayment of debt	(7.2)	(2.5)	(3.6)	—	(13.3)
Other financing activities	(8.8)	1.1	—	—	(7.7)
Cash flows provided by (used in) financing activities	111.6	(167.1)	34.5	—	(21.0)
Increase in cash and cash equivalents	52.0	0.2	1.5	—	53.7
Beginning cash and cash equivalents	23.9	1.3	0.5	—	25.7
Ending cash and cash equivalents	$ 75.9	$ 1.5	$ 2.0	$—	$ 79.4

	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
	Year ended December 31, 2005				
Cash flows provided by (used in) operating activities	$ (22.4)	$ 258.4	$ 86.3	$—	$ 322.3
Capital expenditures	—	(94.3)	(48.7)	—	(143.0)
Other investing activities	(1.1)	1.5	(0.1)	—	0.3
Cash flows used in investing activities	(1.1)	(92.8)	(48.8)	—	(142.7)
Funding between Parent and subsidiaries, net	181.3	(143.4)	(37.9)	—	—
Issuance of long-term debt	752.0	—	0.1	—	752.1
Repayment of debt	(879.1)	(24.2)	—	—	(903.3)
Other financing activities	(29.5)	1.9	—	—	(27.6)
Cash flows provided by (used in) financing activities	24.7	(165.7)	(37.8)	—	(178.8)
Increase (decrease) in cash and cash equivalents	1.2	(0.1)	(0.3)	—	0.8
Beginning cash and cash equivalents	22.7	1.4	0.8	—	24.9
Ending cash and cash equivalents	$ 23.9	$ 1.3	$ 0.5	$—	$ 25.7

(dollars in millions)	Year ended December 31, 2004 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (33.6)	$ 251.1	$ 83.2	$—	$ 300.7
Capital expenditures	—	(80.1)	(53.8)	—	(133.9)
Proceeds from sale of assets	—	—	3.3	—	3.3
Other investing activities	3.3	3.0	—	—	6.3
Cash flows provided by (used in) investing activities	3.3	(77.1)	(50.5)	—	(124.3)
Funding between Parent and subsidiaries, net	206.8	(173.4)	(33.4)	—	—
Repayment of debt	(169.5)	(3.0)	0.7	—	(171.8)
Other financing activities	(7.8)	2.1	—	—	(5.7)
Cash flows provided by (used in) financing activities	29.5	(174.3)	(32.7)	—	(177.5)
Decrease in cash and cash equivalents	(0.8)	(0.3)	—	—	(1.1)
Beginning cash and cash equivalents	23.5	1.7	0.8	—	26.0
Ending cash and cash equivalents	$ 22.7	$ 1.4	$ 0.8	$—	$ 24.9

18. Supplemental Guarantor Information — 7 ¼% Senior Notes Due 2013, 7% Senior Notes Due 2015, and 8 ⅜% Senior Subordinated Notes Due 2014

The Company's 7 ¼% Senior Notes due 2013, 7% Senior Notes due 2015, and 8 ⅜% Senior Subordinated Notes due 2014 are guaranteed by the following subsidiaries: Cincinnati Bell Entertainment Inc. (f/k/a ZoomTown.com Inc.), Cincinnati Bell Complete Protection Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Telecommunication Services LLC, Cincinnati Bell Wireless Company, Cincinnati Bell Wireless LLC, BCSIVA Inc., BRCOM Inc., Cincinnati Bell Technology Solutions Inc., and IXC Internet Services Inc. Effective February 14, 2006, the Company paid Cingular $83.2 million for its 19.9% interest in CBW. As a result, CBW became a wholly-owned subsidiary of the Company, and as such, also became a guarantor of the notes. Also, in the fourth quarter of 2006, the Company's payphone business became part of BRCOM Inc, a subsidiary of the Parent Company and a guarantor of the notes. The financial information presented below combines CBW and the Company's payphone business with the guarantors for all periods presented. The Parent Company owns directly or indirectly 100% of each guarantor and each guarantee is full and unconditional and joint and several. The Parent Company's subsidiaries generate substantially all of its income and cash flow and generally distribute or advance the funds necessary to meet the Parent Company's debt service obligations.

The following information sets forth the Condensed Consolidating Balance Sheets of the Company as of December 31, 2006 and 2005 and the Condensed Consolidating Statements of Operations and Cash Flows for the three years ended December 31, 2006, 2005, and 2004 of (1) the Parent Company, as the issuer, (2) the guarantor subsidiaries on a combined basis, and (3) the non-guarantor subsidiaries on a combined basis:

Condensed Consolidating Statements of Operations

(dollars in millions)	Year ended December 31, 2006				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$607.9	$697.0	$ (34.8)	$1,270.1
Operating costs and expenses	22.0	541.5	428.9	(34.8)	957.6
Operating income (loss)	(22.0)	66.4	268.1	—	312.5
Equity in earnings of subsidiaries, net of tax	186.1	—	—	(186.1)	—
Interest expense	146.1	32.9	14.8	(31.7)	162.1
Other income, net	(32.5)	(3.1)	(0.3)	31.7	(4.2)
Income before income taxes	50.5	36.6	253.6	(186.1)	154.6
Income tax expense (benefit)	(35.8)	15.0	89.1	—	68.3
Net income	86.3	21.6	164.5	(186.1)	86.3
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 75.9	$ 21.6	$164.5	$(186.1)	$ 75.9

(dollars in millions)	Year ended December 31, 2005 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$540.3	$703.2	$ (33.9)	$1,209.6
Operating costs and expenses	17.9	543.5	423.3	(33.9)	950.8
Operating income (loss)	(17.9)	(3.2)	279.9	—	258.8
Equity in earnings of subsidiaries, net of tax	113.8	—	—	(113.8)	—
Interest expense	168.0	37.6	16.5	(37.7)	184.4
Loss on extinguishment of debt, net	99.8	—	—	—	99.8
Other income, net	(25.2)	(22.6)	(5.1)	37.7	(15.2)
Income (loss) before income taxes	(146.7)	(18.2)	268.5	(113.8)	(10.2)
Income tax expense (benefit)	(82.2)	37.0	99.5	—	54.3
Net income (loss)	(64.5)	(55.2)	169.0	(113.8)	(64.5)
Preferred stock dividends	10.4	—	—	—	10.4
Net income (loss) applicable to common shareowners	$ (74.9)	$ (55.2)	$169.0	$(113.8)	$ (74.9)

	Year ended December 31, 2004 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$533.9	$702.8	$ (29.6)	$1,207.1
Operating costs and expenses	19.8	495.2	422.4	(29.6)	907.8
Operating income (loss)	(19.8)	38.7	280.4	—	299.3
Equity in earnings of subsidiaries, net of tax	175.9	—	—	(175.9)	—
Interest expense	185.5	19.7	17.0	(18.9)	203.3
Other income, net	(21.5)	(0.9)	(0.8)	18.9	(4.3)
Income (loss) before income taxes	(7.9)	19.9	264.2	(175.9)	100.3
Income tax expense (benefit)	(72.1)	5.0	103.2	—	36.1
Net income	64.2	14.9	161.0	(175.9)	64.2
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 53.8	$ 14.9	$161.0	$(175.9)	$ 53.8

Condensed Consolidating Balance Sheets

(dollars in millions)	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
	As of December 31, 2006				
Cash and cash equivalents	$ 75.9	$ 2.0	$ 1.5	$ —	$ 79.4
Receivables, net	0.3	104.5	57.1	—	161.9
Other current assets	13.9	73.6	35.8	(17.2)	106.1
Total current assets	90.1	180.1	94.4	(17.2)	347.4
Property, plant and equipment, net	0.1	230.6	588.1	—	818.8
Goodwill and other intangibles, net	—	166.2	—	—	166.2
Investments in and advances to subsidiaries	1,047.7	9.9	—	(1,057.6)	—
Other noncurrent assets	365.1	349.8	12.0	(45.5)	681.4
Total assets	$1,503.0	$936.6	$694.5	$(1,120.3)	$2,013.8
Current portion of long-term debt	$ 4.0	$ 2.4	$ 0.9	$ —	$ 7.3
Accounts payable	0.5	59.0	14.6	—	74.1
Other current liabilities	96.7	51.2	89.9	(0.3)	237.5
Total current liabilities	101.2	112.6	105.4	(0.3)	318.9
Long-term debt, less current portion	1,815.6	14.0	236.3	—	2,065.9
Other noncurrent liabilities	377.8	50.2	55.0	(62.4)	420.6
Intercompany payables	—	432.5	47.2	(479.7)	—
Total liabilities	2,294.6	609.3	443.9	(542.4)	2,805.4
Shareowners' equity (deficit)	(791.6)	327.3	250.6	(577.9)	(791.6)
Total liabilities and shareowners' equity (deficit)	$1,503.0	$936.6	$694.5	$(1,120.3)	$2,013.8

	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
	As of December 31, 2005				
Cash and cash equivalents	$ 23.9	$ 0.5	$ 1.3	$ —	$ 25.7
Receivables, net	2.2	99.8	58.9	—	160.9
Other current assets	12.3	86.7	28.2	(20.3)	106.9
Total current assets	38.4	187.0	88.4	(20.3)	293.5
Property, plant and equipment, net	0.1	200.1	600.2	—	800.4
Goodwill and other intangibles, net	25.5	76.7	—	—	102.2
Investments in and advances to subsidiaries	996.6	—	—	(996.6)	—
Other noncurrent assets	296.1	416.0	11.9	(56.8)	667.2
Total assets	$1,356.7	$879.8	$700.5	$(1,073.7)	$1,863.3
Current portion of long-term debt	$ 4.0	$ 4.8	$ 2.5	$ —	$ 11.3
Accounts payable	0.2	48.7	20.9	—	69.8
Other current liabilities	88.2	44.1	65.5	(1.4)	196.4
Total current liabilities	92.4	97.6	88.9	(1.4)	277.5
Long-term debt, less current portion	1,826.3	10.0	237.1	—	2,073.4
Other noncurrent liabilities	175.7	38.6	83.3	(75.7)	221.9
Intercompany payables	—	474.6	27.6	(502.2)	—
Total liabilities	2,094.4	620.8	436.9	(579.3)	2,572.8
Minority interest	—	28.2	—	—	28.2
Shareowners' equity (deficit)	(737.7)	230.8	263.6	(494.4)	(737.7)
Total liabilities and shareowners' equity (deficit)	$1,356.7	$879.8	$700.5	$(1,073.7)	$1,863.3

Condensed Consolidating Statements of Cash Flows

(dollars in millions)	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
	Year ended December 31, 2006				
Cash flows provided by (used in) operating activities	$ (59.6)	$ 158.0	$ 236.3	$—	$ 334.7
Capital expenditures	—	(63.5)	(87.8)	—	(151.3)
Acquisition of businesses and wireless license	—	(123.8)	—	—	(123.8)
Other investing activities	—	11.9	3.2	—	15.1
Cash flows used in investing activities	—	(175.4)	(84.6)	—	(260.0)
Funding between Parent and subsidiaries, net	127.6	22.5	(150.1)	—	—
Repayment of debt	(7.2)	(3.6)	(2.5)	—	(13.3)
Other financing activities	(8.8)	—	1.1	—	(7.7)
Cash flows provided by (used in) financing activities	111.6	18.9	(151.5)	—	(21.0)
Increase in cash and cash equivalents	52.0	1.5	0.2	—	53.7
Beginning cash and cash equivalents	23.9	0.5	1.3	—	25.7
Ending cash and cash equivalents	$ 75.9	$ 2.0	$ 1.5	$—	$ 79.4

	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
	Year ended December 31, 2005				
Cash flows provided by (used in) operating activities	$ (22.4)	$ 77.8	$ 266.9	$—	$ 322.3
Capital expenditures	—	(51.6)	(91.4)	—	(143.0)
Other investing activities	(1.1)	1.4	—	—	0.3
Cash flows used in investing activities	(1.1)	(50.2)	(91.4)	—	(142.7)
Funding between Parent and subsidiaries, net	181.3	(29.9)	(151.4)	—	—
Issuance of long-term debt	752.0	0.1	—	—	752.1
Repayment of debt	(879.1)	—	(24.2)	—	(903.3)
Other financing activities	(29.5)	1.9	—	—	(27.6)
Cash flows provided by (used in) financing activities	24.7	(27.9)	(175.6)	—	(178.8)
Increase (decrease) in cash and cash equivalents	1.2	(0.3)	(0.1)	—	0.8
Beginning cash and cash equivalents	22.7	0.8	1.4	—	24.9
Ending cash and cash equivalents	$ 23.9	$ 0.5	$ 1.3	$—	$ 25.7

(dollars in millions)	Year ended December 31, 2004				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (33.6)	$119.3	$ 215.0	$—	$ 300.7
Capital expenditures	—	(55.1)	(78.8)	—	(133.9)
Proceeds from sale of assets	—	3.3	—	—	3.3
Other investing activities	3.3	—	3.0	—	6.3
Cash flows provided by (used in) investing activities	3.3	(51.8)	(75.8)	—	(124.3)
Funding between Parent and subsidiaries, net	206.8	(68.3)	(138.5)	—	—
Repayment of debt	(169.5)	0.7	(3.0)	—	(171.8)
Other financing activities	(7.8)	—	2.1	—	(5.7)
Cash flows provided by (used in) financing activities	29.5	(67.6)	(139.4)	—	(177.5)
Decrease in cash and cash equivalents	(0.8)	(0.1)	(0.2)	—	(1.1)
Beginning cash and cash equivalents	23.5	0.9	1.6	—	26.0
Ending cash and cash equivalents	$ 22.7	$ 0.8	$ 1.4	$—	$ 24.9

19. Quarterly Financial Information (Unaudited)

(dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2006					
Revenue	$298.2	$323.3	$320.1	$328.5	$1,270.1
Operating income	71.1	83.2	83.5	74.7	312.5
Net income	14.1	24.3	25.1	22.8	86.3
Basic earnings per common share	0.05	0.09	0.09	0.08	0.31
Diluted earnings per common share	0.05	0.09	0.09	0.08	0.30

(dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005					
Revenue	$288.6	$315.4	$300.3	$305.3	$1,209.6
Operating income	55.2	75.9	72.1	55.6	258.8
Net income (loss)	(3.2)	(29.8)	(44.1)	12.6	(64.5)
Basic earnings (loss) per common share	(0.02)	(0.13)	(0.19)	0.04	(0.30)
Diluted earnings (loss) per common share	(0.02)	(0.13)	(0.19)	0.04	(0.30)

The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No reportable information under this item.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Cincinnati Bell Inc.'s management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 (the "Evaluation Date"). Based on that evaluation, Cincinnati Bell Inc.'s Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting.

The term "internal control over financial reporting" (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Cincinnati Bell Inc.'s management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated any changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2006, and they have concluded that there was no change to Cincinnati Bell Inc.'s internal control over financial reporting in the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, Cincinnati Bell Inc.'s internal control over financial reporting.

Item 9B. Other Information

No reportable information under this item.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information required by Item 401, Item 405, Item 406 and 407 (c)(3), (d)(4) and (d)(5)of Regulation S-K regarding directors of Cincinnati Bell Inc. can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

The Company's Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer is filed as an exhibit to this Form 10-K and posted on the Company's website at http://www.cincinnatibell.com. Within the time period required by the SEC and the New York Stock Exchange ("NYSE"), the Company will post on its website any amendment to the Code of Ethics for Senior Financial Officers and any waiver of such code relating to such senior executive officers of the Company.

In addition to the certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 and filed as exhibits to this Annual Report on Form 10-K, in May 2006 the Company's Chief Executive Officer submitted to the NYSE the certification regarding compliance with the NYSE's corporate governance listing standards required by Section 303 A.12 of the NYSE Listed Company Manual.

Executive Officers of the Registrant:

The names, ages and positions of the executive officers of the Company as of December 31, 2006 are as follows:

Name	Age	Title
John F. Cassidy (a)	52	President and Chief Executive Officer
Rodney D. Dir	49	Chief Operating Officer
Brian A. Ross	49	Chief Financial Officer
Jeffery D. Coleman	43	Vice President, Internal Controls
Christopher J. Wilson	41	Vice President, General Counsel, and Secretary
Brian G. Keating	53	Vice President, Human Resources and Administration
Anthony P. Schulte	32	Vice President, Investor Relations and Corporate Communications
Mark W. Peterson	52	Vice President and Treasurer
Kurt A. Freyberger	40	Vice President and Controller

(a) Member of the Board of Directors

Officers are elected annually but are removable at the discretion of the Board of Directors.

JOHN F. CASSIDY, President and Chief Executive Officer since July 2003; Director of the Company since September 2002; President and Chief Operating Officer of Cincinnati Bell Telephone since May 2001; President of Cincinnati Bell Wireless since 1997; Senior Vice President, National Sales & Distribution of Rogers Cantel in Canada from 1992-1996; Vice President, Sales and Marketing, Ericsson Mobile Communications from 1990-1992; Vice President, Sales and Marketing, General Electric Company from 1988-1990.

RODNEY D. DIR, Chief Operating Officer of the Company since July 2005; Vice President, National Retail Sales and Operations of T-Mobile, USA from 2001-2005; Chief Operating Officer of wireless operating subsidiaries for Powertel, Inc. from 1999-2001; Executive Vice President and General Manager of the Powertel Atlanta subsidiary from 1996-1999.

BRIAN A. ROSS, Chief Financial Officer of the Company since 2004; Senior Vice President of Finance and Accounting of the Company in 2003; Vice President of Finance and Accounting of the Company's Cincinnati-based operating subsidiaries from 2001-2003; Vice President of Finance and Accounting of Cincinnati Bell Wireless from 1999-2001.

JEFFERY D. COLEMAN, Vice President of Internal Controls of the Company since August 2005; Director of Internal Audit of Convergys, 2000-2005; Regional General Auditor of H.J. Heinz, 1995-2000.

CHRISTOPHER J. WILSON, Vice President and General Counsel of the Company since August 2003; Associate General Counsel and Assistant Corporate Secretary for the Company's Cincinnati-based operating subsidiaries from 1999-2003.

BRIAN G. KEATING, Vice President, Human Resources and Administration of the Company since August 2003; Vice President, Human Resources and Administration of the Cincinnati Operations, 2000-2003; Director of Labor Relations, Staffing and Safety of the Company, 1988-2000;

ANTHONY P. SCHULTE, Vice President of Investor Relations and Corporate Communications of the Company since September 2005; various financial analysis and operational roles with the Company from December 1997 to September 2005.

MARK W. PETERSON, Vice President and Treasurer of the Company since March 1999; Vice President and Assistant Treasurer of Sprint Corporation, 1996-1998; Senior Director of KPMG's Policy Economics Group, 1994-1996.

KURT A. FREYBERGER, Vice President and Controller of the Company since March 2005; Assistant Corporate Controller at Chiquita Brands International, Inc. from 2000 to March 2005; various financial reporting roles at Chiquita from 1996-2000.

Items 11 and 12. Executive Compensation and Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statement Schedules

Financial Statement Schedule II – Valuation and Qualifying Accounts is included on page 112. All other schedules are not required under the related instructions or are not applicable.

Exhibits

Exhibits identified in parenthesis below, on file with the Securities and Exchange Commission ("SEC"), are incorporated herein by reference as exhibits hereto.

Exhibit Number	Description
(3.1)(a)	Amended Articles of Incorporation of Cincinnati Bell (Exhibit 3.1(a) to Form S-4 dated July 17, 2003, File No. 1-8519).
(3.1)(b)	Amended Regulations of Cincinnati Bell (Exhibit 3.2 to Registration Statement No. 2-96054).
(4)(b)(i)	Rights Agreement dated as of April 29, 1997, between Broadwing and The Fifth Third Bank which includes the form of Certificate of Amendment to the Amended Articles of Incorporation of the Company as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (Exhibit 4.1 to Broadwing's Registration Statement on Form 8-A filed on May 1, 1997).
(4)(b)(ii)	Amendment No. 1 to the Rights Agreement dated as of July 20, 1999, between Broadwing and The Fifth Third Bank (Exhibit 1 to Amendment No. 1 of Broadwing's Registration Statement on Form 8-A filed on August 6, 1999).
(4)(b)(iii)	Amendment No. 2 to the Rights Agreement dated as of November 2, 1999, between Broadwing and The Fifth Third Bank (Exhibit 1 to Amendment No. 2 of Broadwing's Registration Statement on Form 8-A filed on November 8, 1999).
(4)(b)(iv)	Amendment No. 3 to the Rights Agreement dated as of June 10, 2002, between Broadwing and The Fifth Third Bank (Exhibit 1 to Amendment No. 3 of Broadwing's Registration Statement on Form 8-A filed on July 2, 2002).
(4)(c)(i)	Indenture dated July 1, 1993, between Cincinnati Bell Inc., Issuer, and The Bank of New York, Trustee, in connection with $50,000,000 of Cincinnati Bell Inc. 7 1/4% Notes Due June 15, 2023 (Exhibit 4-A to Current Report on Form 8-K, date of report July 12, 1993, File No. 1-8519).
(4)(c)(ii)(1)	Indenture dated as of October 27, 1993, among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (Exhibit 4-A to Current Report on Form 8-K, filed October 27, 1993, File No. 1-8519).
(4)(c)(ii)(2)	First Supplemental Indenture dated as of December 31, 2004 to the Indenture dated October 27, 1993 by and among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc. as Guarantor, and The Bank of New York, as Trustee (Exhibit 4(c)(ii)(2) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(ii)(3)	Second Supplemental Indenture dated as of January 10, 2005 to the Indenture dated October 27, 1993 by and among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc. as Guarantor, and The Bank of New York, as Trustee (Exhibit 4(c)(ii)(3) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iii)(1)	Indenture dated as of November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (Exhibit 4-A to Current Report on Form 8-K, filed November 30, 1998, File No. 1-8519).

Exhibit Number	Description
(4)(c)(iii)(2)	First Supplemental Indenture dated as of January 10, 2005 to the Indenture dated November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and the Bank of New York, as Trustee (Exhibit 4(c)(iii)(2) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iii)(3)	Second Supplemental Indenture dated as of January 10, 2005 to the Indenture dated November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and the Bank of New York, as Trustee (Exhibit (4)(c)(iii)(3) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iv)	Warrant Agreement, dated as of March 26, 2003, by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers (Exhibit (4)(c)(vii) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(vi)	Equity Registration Rights Agreement, dated as of March 26, 2003 by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers (Exhibit (4)(c)(ix) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4(c)(vi)(1)	Purchase Agreement, dated as of March 26, 2003 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(1) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4(c)(vi)(2)	First Amendment to Purchase Agreement, dated as of March 26, 2003 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(2) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(vi)(3)	Second Amendment to Purchase Agreement, dated as of April 30, 2004 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(3) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-8519).
(4)(c)(vi)(4)	Third Amendment to Purchase Agreement, dated April 30, 2004, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 4(c)(viii)(4) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(vi)(5)	Fourth Amendment to Purchase Agreement, dated January 31, 2005, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 4(c)(viii)(5) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(vi)(6)	Note Repurchase Agreement, dated August 5, 2005, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 10.1 to Current Report on Form 8-K, date of Report August 8, 2005, File No. 1-8519).
(4)(c)(vii)(1)	Indenture dated as of July 11, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and the Bank of New York, as Trustee, in connection with Cincinnati Bell 7 ¼% Senior Notes due 2013 (Exhibit (4)(c)(xi) on Form S-4 dated July 17, 2003, File No. 1-8519).

Exhibit Number	Description
(4)(c)(vii)(2)	First Supplemental Indenture dated as of January 28, 2005 to the Indenture dated as of July 11, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and the Bank of New York, as Trustee (Exhibit 4.1 to Current Report on Form 8-K dated February 2, 2005, File No. 1-8519).
(4)(c)(viii)	Indenture dated as of November 19, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and The Bank of New York, as Trustee, in connection with Cincinnati Bell 8 3/8% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit (4)(c)(xiii) to Registration Statement No. 333-110940).
(4)(c)(ix)	Indenture dated as of February 16, 2005, by and among Cincinnati Bell Inc., as Issuer, the Guarantor parties thereto, and the Bank of New York, as Trustee in connection with Cincinnati Bell 7% Senior Notes due 2015 (Exhibit 4.1 to Current Report on Form 8-K, filed on February 23, 2005, File No. 1-8519).
(4)(c)(x)	No other instrument which defines the rights of holders of long term debt of the registrant is filed herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A). Pursuant to this regulation, the registrant hereby agrees to furnish a copy of any such instrument to the SEC upon request.
(10)(i)	Credit Agreement dated as of February 16, 2005 as Amended and Restated as of August 31, 2005 among Cincinnati Bell Inc. as Borrower, the Guarantor parties thereto, Bank of America, N.A. as Administrative Agent, PNC Bank, National Association, as Swingline Lender, and Lenders party thereto (Exhibit 10.2 to Current Report on Form 8-K, filed September 1, 2005, File No. 1-8519).
(10)(iii)(A)(1)*	Short Term Incentive Plan of Broadwing Inc., as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(1) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(2)*	Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors, as amended and restated effective July 24, 2002 (Exhibit (10)(iii)(A)(2) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(3)*	Cincinnati Bell Inc. Pension Program, as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(4) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(4)*	Cincinnati Bell Inc. Executive Deferred Compensation Plan, as amended and restated effective January 1, 2002 (Exhibit (10)(iii)(A)(4) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(5)*	Cincinnati Bell Inc. 1997 Long Term Incentive Plan, as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(1) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(6)*	Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors, as revised and restated effective January 1, 2001 (Exhibit (10)(iii)(A)(6) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(7)*	Cincinnati Bell Inc. 1989 Stock Option Plan (Exhibit (10)(iii)(A)(14) to Annual Report on Form 10-K for 1989, File No. 1-8519).
(10)(iii)(A)(8)*	Employment Agreement effective December 4, 2001 between the Company and Michael W. Callaghan (Exhibit (10)(iii)(A)(10) to Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-8519).
(10)(iii)(A)(8.1)*	Amendment to Employment Agreement effective February 3, 2003 between the Company and Michael W. Callaghan (Exhibit 99.1 to Current Report on Form 8-K, date of report February 3, 2002, File No. 1-8519).

Exhibit Number	Description
(10)(iii)(A)(8.2)*	Amendment to Employment Agreement effective December 15, 2005 between the Company and Michael W. Callaghan (Exhibit 10.2 to Current Report on Form 8-K filed on December 21, 2005, File No. 1-8519).
(10)(iii)(A)(9)*	Employment Agreement effective January 1, 1999, between Broadwing and John F. Cassidy (Exhibit (10)(iii)(A)(11.1) to Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(9.1)*	Amendment to Employment Agreement effective September 20, 2002 between Cincinnati Bell Inc. and John F. Cassidy (Exhibit (10)(iii)(A)(8) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(9.2)*	Amendment No. 2 effective July 26, 2005 to Employment Agreement between Cincinnati Bell Inc. and John F. Cassidy (Exhibit 10.1 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(10)*	Employment Agreement effective July 26, 2005 between the Company and Christopher J. Wilson (Exhibit 10.4 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(12)*	Employment Agreement effective July 26, 2005 between the Company and Rodney D. Dir (Exhibit 10.3 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(13)*	Employment Agreement effective July 26, 2005 between the Company and Brian A. Ross (Exhibit 10.2 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(14)	Code of Ethics for Senior Financial Officers, as adopted pursuant to Section 406 of Regulation S-K (Exhibit (10)(iii)(A)(15) to Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-8519).
(10)(iv)	Stipulation and Agreement of Settlement of ERISA Actions dated February 22, 2006 (Exhibit 10.1 to Current Report on Form 8-K, date of Report February 22, 2006, File No. 1-8519).
(21)+	Subsidiaries of the Registrant.
(23)+	Consents of Independent Registered Public Accounting Firm.
(24)+	Powers of Attorney.
(31.1)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Filed herewith.

* Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

The Company's reports on Form 10-K, 10-Q, and 8-K are available free of charge at the following website: *http://www.cincinnatibell.com*. Upon request, the Company will furnish a copy of the Proxy Statement to its security holders without charge, portions of which are incorporated herein by reference. The Company will furnish any other exhibit at cost.

Schedule II

CINCINNATI BELL INC.
VALUATION AND QUALIFYING ACCOUNTS
(dollars in millions)

	Beginning of Period	Charge (Benefit) to Expenses	To (from) Other Accounts	Deductions	End of Period
Allowance for Doubtful Accounts					
Year 2006	$ 14.3	$ 14.0	$ —	$13.1	$ 15.2
Year 2005	$ 14.5	$ 14.3	$ —	$14.5	$ 14.3
Year 2004	$ 20.2	$ 15.9	$ —	$21.6	$ 14.5
Deferred Tax Valuation Allowance					
Year 2006	$183.9	$(33.2)	$ —	$ —	$150.7
Year 2005	$144.2	$ 39.7	$ —	$ —	$183.9
Year 2004	$171.9	$(27.8)	$0.1(a)	$ —	$144.2

(a) Includes amount related to tax benefits credited to OCI.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC.

March 1, 2007

By /s/ Brian A. Ross
Brian A. Ross
Chief Financial Officer

By /s/ Kurt A. Freyberger
Kurt A. Freyberger
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ John F. Cassidy John F. Cassidy	President, Chief Executive Officer, and Director	March 1, 2007
PHILLIP R. COX* Phillip R. Cox	Chairman of the Board and Director	March 1, 2007
DANIEL J. MEYER* Daniel J. Meyer	Director	March 1, 2007
ALEX SHUMATE* Alex Shumate	Director	March 1, 2007
DAVID B. SHARROCK* David B. Sharrock	Director	March 1, 2007
JOHN M. ZRNO* John M. Zrno	Director	March 1, 2007
BRUCE L. BYRNES* Bruce L. Byrnes	Director	March 1, 2007
MICHAEL G. MORRIS* Michael G. Morris	Director	March 1, 2007
ROBERT W. MAHONEY* Robert W. Mahoney	Director	March 1, 2007

*By: /s/ John F. Cassidy — March 1, 2007

John F. Cassidy
as attorney-in-fact and on his behalf
as Principal Executive Officer, President and Chief Executive Officer, and Director

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Meeting
The annual meeting of shareholders will be held at the METS Center, 3861 Olympic Boulevard, Erlanger, Kentucky, 41018, at 11:00 a.m. (EDT) on Thursday, May 3, 2007.

Cincinnati Bell Information
Cincinnati Bell's common stock is traded on the New York Stock Exchange under the ticker symbol "CBB". For the latest information about Cincinnati Bell and your Cincinnati Bell investment, you can contact us in three ways:
Online: In the Investor Relations section of www.cincinnatibell.com, you can sign up for e-mail delivery of Cincinnati Bell news; view and print an electronic copy of the annual report; find financial reports, including Forms 10-K and 10-Q, and quarterly earnings reports; listen to webcasts of presentations to investors and security analysts; retrieve stock prices; and review frequently asked questions.
Phone: Individual investors may also contact us via our Shareholder Information Line at (800) 345-6301.
Mail: Contact us via U.S. Mail at Cincinnati Bell Inc., Investor Relations, 221 East 4th Street, Cincinnati, Ohio 45202

Investor Relations Contact
Traci Bolte
Director, Investor Relations and Corporate Communications
(513) 397-1195

Transfer Agent and Registrar
Questions regarding registered shareholder accounts or the Stock Purchase Plan should be directed to Cincinnati Bell's transfer agent and registrar:
Computershare Investor Services, LLC
Shareholder Services
7530 Lucerne Drive, Suite 100
Cleveland, Ohio 44130-6503
Phone: (888) 294-8217
Fax: (866) 204-6049
www.computershare.com

Note: If your shares of Cincinnati Bell common stock are held in trust or by an investment firm, please contact your trustee or investment firm representative.

Cincinnati Bell

221 East Fourth Street
P.O. Box 2301
Cincinnati, Ohio 45202
513.397.9900
www.cincinnatibell.com

F.N.D